As confidentially submitted to the U.S. Securities and Exchange Commission on March 13, 2020

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CARDIVA MEDICAL, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3841	30-0113686
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1615 Wyatt Drive

Santa Clara, CA 95054

(408) 470-7170

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

John Russell

President and Chief Executive Officer

Cardiva Medical, Inc.

1615 Wyatt Drive

Santa Clara, CA 95054

(408) 470-7170

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Mark B. Weeks Josh Seidenfeld Milson C. Yu Cooley LLP 3175 Hanover Street Palo Alto, CA 94304 (650) 843-5000	Lisa Garrett Chief Financial Officer Cardiva Medical, Inc. 1615 Wyatt Drive Santa Clara, CA 95054 (408) 470-7170	Alan F. Denenberg Emily Roberts Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common Stock, $0.001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated                     , 2020

                    shares

Common stock

This is our initial public offering of our common stock. We are offering                    shares of common stock. Prior to this offering, there has been no public market for our common stock. We expect that the initial public offering price will be between $                    and $                    per share. We intend to apply to list our common stock on the New York Stock Exchange under the symbol “                    .”

We are an “emerging growth company” and a “smaller reporting company” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 16.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to Cardiva Medical, Inc., before expenses	$	$

(1)	See “Underwriting” for additional information regarding compensation payable to the underwriters.

Delivery of the shares of common stock is expected to be made on or about                     , 2020.

We have granted the underwriters an option, for a period of 30 days from the date of this prospectus, to purchase up to an additional                     shares of common stock at the initial public offering price less underwriting discounts and commissions.

J.P. Morgan	BofA Securities

Canaccord Genuity	Stifel

Prospectus dated                     , 2020.

Through and including                      , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We and the underwriters have not authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or in any applicable free writing prospectus is accurate only as of the date of this prospectus or any such free writing prospectus, as applicable, regardless of its time of delivery or of any sale of our common stock. Our business, financial condition, results of operations and future growth prospects may have changed since that date.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, all references in this prospectus to “Cardiva Medical,” “we,” “us,” “our” and “our company” refer to Cardiva Medical, Inc.

Overview

We are a medical device company focused on transforming vascular closure for the benefit of patients, hospitals and physicians. Our products address the over 5.5 million catheter-based coronary, peripheral and electrophysiology procedures in the United States that require vascular access site closure each year. We have purposefully built and optimized our VASCADE family of products to address the key clinical and economic challenges of manual compression, the traditional standard of care for vascular closure in these procedures.

Designed around an easy to use, catheter-based delivery system and the natural clot-inducing properties of collagen, our VASCADE device is the only marketed vascular closure device clinically proven to both increase workflow efficiency and reduce access site complications relative to manual compression for coronary and peripheral procedures. Similarly, our VASCADE MVP device is the only marketed vascular closure device clinically proven and labeled to improve workflow relative to manual compression for electrophysiology procedures. Importantly, these improvements drive meaningful cost savings for our customers, which consist of hospitals, ambulatory surgery centers and other treatment facilities. We believe our substantial body of clinical evidence supports the compelling value proposition of our products and will drive their continued adoption in the $1.4 billion annual U.S. market for vascular access site closure in coronary, peripheral and electrophysiology procedures.

Catheter-based, minimally invasive alternatives to open surgery have transformed cardiovascular medicine. The majority of these procedures gain access to the vascular system through the large femoral artery or vein in the patient’s groin, which creates an access site opening in the vessel that requires closure. In 2019 in the United States, there were approximately 5.2 million catheter-based coronary and peripheral procedures, and 370,000 catheter-based electrophysiology procedures, the latter of which generally require two to five access sites per procedure.

Even with the major advances in technology over the last 40 years, the most common complications in coronary and peripheral procedures are still related to the access site. Manual compression, the traditional standard of care, involves the application of pressure in order to facilitate the formation of a blood clot at the access site. Vascular closure devices were introduced in the 1990s to improve upon manual compression by rapidly closing the access site and facilitating more efficient workflow. However, these devices have not been able to demonstrate a statistically significant reduction in access site complications relative to manual compression. Published data from various pivotal trials for competing vascular closure devices show an incidence rate of complications of up to 9.0% of procedures. As such, there remains a significant unmet need for safer vascular closure devices in coronary and peripheral procedures.

According to a 2013 article published in the Journal of American College of Cardiology that reviewed published data from the CATH-PCI registry, access site complications, defined as certain bleeding events, occur in approximately 5.8% of femoral access procedures. The access site complications observed ranged from large hematomas to more serious events such as vessel blockages and uncontrolled bleeding, which require costly surgical repair or blood transfusion. According to an article published in the American Journal of Cardiology, in 2019, the average cost of vascular complications in general, defined consistently with access site complications in the 2013 article described above, was estimated to be $4,800 per complication. There are approximately 5.2 million coronary and peripheral procedures conducted in the United States in 2019, according to Millennium Research Group, and assuming the incidence rate and average cost of access site complications described above, we estimate that access site complications cost the U.S. healthcare system up to approximately $1.5 billion annually.

Manual compression has also been the standard of care following catheter-based electrophysiology procedures, a category that has grown in excess of 10% annually driven by improvements in interventional treatments and diagnosis of cardiac arrhythmias such as atrial fibrillation. Despite the tremendous technological advancements in therapeutic tools for catheter-based electrophysiology procedures, manual compression still requires six to eight hours of immobilized bedrest which is costly and inefficient for the hospital and painful for the patient.

We developed our VASCADE technology platform to address the limitations of both manual compression and existing vascular closure devices. Our VASCADE family of products consists of two devices, VASCADE and VASCADE MVP, which share a common, innovative technology that features a simple, catheter-based delivery system and leverages the natural clot-inducing properties of collagen. This novel design significantly reduces access site complications, increases patient satisfaction and improves hospital workflow metrics that, in turn, drive economic benefits and cost savings.

Following a catheter-based cardiovascular procedure, our VASCADE or VASCADE MVP device is inserted through the introducer sheath that was used for the procedure and the disc is deployed and placed against the inside wall of the vessel. Once the disc is in the proper position, a protective sleeve is unlocked and exposes a resorbable collagen plug in the tissue tract against the outside of the vessel wall. As a result of hydration in the presence of moisture in the tissue tract, the collagen implant expands immediately to provide an extravascular seal after which the catheter delivery system is removed so that nothing is left behind in the vessel.

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VASCADE is the only marketed vascular closure device clinically proven to both increase workflow efficiency and reduce access site complications compared to manual compression in coronary and peripheral procedures, and our clinical data supports a lower complication rate relative to currently marketed vascular closure devices. Since we launched VASCADE in 2014, we have sold over 400,000 devices in the United States through December 31, 2019. We reinforce our value proposition with a risk sharing program called the Performance Guarantee that provides customers with a fixed payment to share the cost of a qualifying complication. Since inception of the Performance Guarantee program in April 2016, we have sold over 60,000 devices through the program and our customers have reported qualifying complications that represent a rate of less than 0.1% of VASCADE procedures.

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VASCADE MVP is the only marketed vascular closure device indicated for electrophysiology procedures. VASCADE MVP is also the first and only marketed device to demonstrate a statistically significant improvement in key hospital workflow and patient satisfaction metrics, including time to ambulation, time to discharge eligibility, patient discomfort and usage of pain medication, including opioids, in electrophysiology procedures. Clinical data from our AMBULATE IMPACT study indicate that these workflow improvements, resulting primarily from a reduction in nursing and other staff time, together with reductions in overnight stays and changes in treatment, can potentially save our customers $1,200 to $2,300 per patient relative to manual compression, using cost saving assumptions based on 2018 data from Medicare and peer reviewed literature. See “Business—VASCADE MVP clinical data—AMBULATE IMPACT.” Since the full commercial launch of VASCADE MVP in January 2019, we have sold over 45,000 devices in the United States through December 31, 2019.

Our target markets for VASCADE and VASCADE MVP are highly synergistic. Our sales and marketing personnel are able to target multiple coronary, peripheral and electrophysiology procedure types at the same time given the general need for vascular closure following these procedures. Further, many of our hospital customers have one value analysis committee approval process before a device may be sold to any department within the hospital. See “Business—Our commercial strategy.” For these hospital customers, once a device receives approval, it may be marketed and sold to multiple hospital departments regardless of specialty area or procedure type and without additional approvals.

Our target markets are also highly concentrated. In 2019, over 60% of the total U.S. market for coronary, peripheral and electrophysiology procedures was concentrated in 500 cardiovascular institutions. We plan to continue to leverage the concentrated nature of procedure volumes by focusing our efforts on the large volume centers that comprise a majority of our target market.

We currently market and sell VASCADE and VASCADE MVP in the United States through our direct sales organization. To date, we have taken a measured approach to expanding our sales force, with the majority of our territory managers covering accounts in the eastern and central regions of the United States. We believe this model can be replicated as we expand our commercial presence to high volume healthcare centers across the United States, while working to continue penetrating more deeply into existing customer accounts. Importantly, no additional reimbursement mechanisms are required to successfully execute our strategy as we bill our customers directly for the cost of our devices and they, in turn, are reimbursed for the overall therapeutic procedure.

While we have chosen to focus only on the U.S. market to date, both VASCADE and VASCADE MVP have CE Mark approval. We believe their clinical and economic advantages apply to the approximately $1.2 billion market for our products outside the United States. In the future we may take steps to commercialize our devices outside of the United States.

Our current portfolio of clinical evidence consists of data from five trials, including two randomized controlled multi-center trials, which have collectively evaluated more than 1,300 of our closure devices in the United States and Australia. Our RESPECT and AMBULATE pivotal clinical trials were prospective, multi-center, randomized, controlled clinical trials that in aggregate enrolled over 600 patients across over 30 centers and supported FDA pre-market approval, or PMA, of VASCADE in 2013 and VASCADE MVP in 2018, respectively.

We plan to continue to develop and execute clinical studies that we believe will drive market development by increasing the evidence base for VASCADE and VASCADE MVP and supporting our value proposition. In addition, our research and development efforts are focused on expanding and iterating on our product portfolio to address evolving techniques in interventional procedures that may require closure of different size access sites.

We have built a dedicated manufacturing operation in Guaymas, Mexico in order to create a stable, efficient and quality-focused manufacturing organization to meet our growth needs. From its inception in 2015 through December 31, 2019, our plant has manufactured over 500,000 devices and has been through numerous inspections by the FDA and European notified bodies with no significant findings. We believe our manufacturing capabilities are scalable to continue to supply high quality products and realize operating efficiencies as we grow our customer base.

We have experienced considerable growth since launching our products, including 50% annual growth in revenue since 2015. Our revenue was $21.1 million and $32.5 million for the years ended December 31, 2018 and 2019, respectively, representing an increase of 54%. Our gross margin was 71.6% and 71.8% for the years ended December 31, 2018 and 2019, respectively. Our net losses were $14.6 million and $12.9 million for the years ended December 31, 2018 and 2019, respectively.

Our competitive strengths

We believe the continued growth of our company will be driven by the following competitive strengths:

•	Innovative, transformative solution for vascular closure.

•	Compelling clinical advantages relative to competitive products and techniques.

•	Attractive economic value proposition for customers.

•	Efficient commercial model.

•	High quality and scalable manufacturing.

•	Sole focus and dedication to vascular closure.

•	Industry-experienced senior management team.

Our market opportunity

We are working to establish our VASCADE and VASCADE MVP devices as the preferred solutions for the existing $1.4 billion annual U.S. market for vascular access site closure in coronary, peripheral and electrophysiology procedures.

Coronary and peripheral procedure opportunity

Coronary and peripheral procedures consist of interventions to diagnose and treat vascular diseases. According to a Millennium Research Group analysis, there were approximately 5.2 million coronary and peripheral procedures in the United States in 2019, which we believe reflects the potential addressable market for VASCADE, representing a U.S. target market opportunity of approximately $1.1 billion in 2019.

Electrophysiology procedure opportunity

Electrophysiology procedures consist of catheter-based interventions to diagnose and treat cardiac arrhythmias. Procedure data from Millennium Research Group indicates that there were approximately 370,000 electrophysiology procedures in the United States in 2019. Because two to five access sites are used in each procedure, we believe the potential addressable market for VASCADE MVP in the United States includes approximately 1.3 million closures annually, representing a U.S. market opportunity of approximately $300 million in 2019. In the United States, this procedure category grew approximately 11% in 2019 and is expected to continue to grow based on the increasing incidence and prevalence of cardiac arrhythmias in the United States.

International opportunity

To date, we have chosen to commercialize our devices only in the United States. However, we have obtained regulatory approval for VASCADE and VASCADE MVP in CE Mark countries, and in the future, we may take steps to commercialize our devices outside of the United States. We believe the potential market opportunity for our devices outside the United States is approximately $1.2 billion.

Industry overview

Catheter-based cardiovascular procedures can be categorized according to the type of procedure, which also correlates to the diameter of the access site sheath required to deliver the procedure tools. The three primary categories of procedures include coronary and peripheral procedures, electrophysiology procedures and structural heart procedures. Our VASCADE and VASCADE MVP devices address closures associated with the coronary and peripheral category and the electrophysiology category, respectively.

Coronary and peripheral procedures – standard bore

Coronary and peripheral procedures represent the largest sub-segment of catheter-based cardiovascular procedures. Access to the vasculature through the femoral artery in the groin is the standard of care for coronary and peripheral procedures. Approximately 70% of all coronary and peripheral procedures utilize femoral access. The remaining approximately 30% of procedures are accessed through the radial or other arteries.

There are two primary methods for femoral vascular access site closure: manual compression or the use of a vascular closure device designed to immediately seal the vessel. Even with great advancements in technology, the most common complications in coronary and peripheral procedures are related to the access site. According to a 2013 article published in the Journal of American College of Cardiology that reviewed published data from the CATH-PCI registry, vascular complications in general, occur in approximately 5.8% of femoral access procedures.

Limitations of manual compression

Manual compression, which involves the application of pressure in order to facilitate the formation of a blood clot at the access site, has historically been the standard of care. Once the introducer sheath is removed, intense direct pressure is applied until a blood clot is formed. Because any movement could dislodge the newly formed clot and cause serious complications, including bleeding and death, the patient is required to remain immobile under close nursing observation in a coronary care unit for up to an additional eight hours after the procedure. Published data from various closure trials, including from our RESPECT trial, show an incidence rate of complications related to manual compression of up to 7% of procedures. In addition, patients often experience significant pain and discomfort during compression of the artery and during the period in which they are required to be immobile, and may require pain medications, including opioids.

Limitations of vascular closure devices

Vascular closure devices were first introduced in the 1990s to improve upon manual compression by rapidly sealing the vessel and reducing the lengthy and costly period of bedrest following interventional procedures. Vascular closure devices have experienced rapid adoption, but their market penetration has plateaued. In 2019, competing vascular closure devices were used in approximately 50% of coronary and peripheral procedures using femoral access sites in the United States. We believe our competitors’ vascular closure devices have not achieved full penetration of this market due to the limitations of their marketed devices, including device complexity and complication rates that are undifferentiated relative to manual compression. In clinical trials, most of the currently marketed vascular closure devices have been shown to result in potential major complications requiring surgical repair or blood transfusion and all of these devices have been shown to result in potential minor complications at rates that are not statistically superior to manual compression.

Electrophysiology procedures – mid-bore

Electrophysiology procedures represent a significant and rapidly growing segment of catheter-based interventional procedures. Technological advancements in interventional treatments and improvements in the diagnosis pathway are driving significant growth in the number of people treated with catheter-based electrophysiology procedures, which we define as including cardiac ablation and left atrial appendage closures, which treat electrical or structural abnormalities in the heart.

During electrophysiology procedures, multiple catheters are introduced through multiple femoral vein access sites to facilitate imaging, mapping, recording and ablation of the cardiac tissue causing the arrhythmia. The tools required for these procedures are larger in diameter than those used for coronary and peripheral procedures.

Manual compression is currently the primary method of vascular access site closure for electrophysiology procedures. Existing vascular closure devices are not approved or indicated for use for multiple access sites across multiple limbs. Similarly, the technical and design characteristics of existing marketed vascular closure devices limit the ability of physicians to repurpose them for this procedure category.

Limitations of manual compression for vascular access site closure and post-procedure care in electrophysiology procedures

Manual compression presents significant workflow challenges that are costly for the hospital. Following manual compression, patients are often on bed rest for approximately six to eight hours because any movement could dislodge the clot and cause serious complications. This lengthy time to ambulation is a significant reason for a longer or overnight hospital stay. It also increases the overall cost of the procedure and limits the hospital’s ability to drive throughput in an environment where procedure volume is increasing rapidly and capacity is constrained.

In addition, the lengthy immobilization period following the procedure requires urinary catheters which lead to patient dissatisfaction and an elevated risk of urinary tract infections. Similarly, approximately 50% of patients receive pain medication to manage back pain during bedrest, of which nearly 75% receive opioids.

Our solution

With our VASCADE family of products, we offer innovative, transformative solutions that address the key unmet needs in vascular closure for coronary, peripheral and electrophysiology procedures. Our VASCADE family of products currently consists of two products that use a common technology platform with identical mechanisms of action to deliver a fully resorbable collagen plug that seals the access site.

The VASCADE family of products

VASCADE technology with disc deployed and abbreviated procedure steps*

*	Figure presents procedure steps for VASCADE MVP, which are substantially similar to those for VASCADE.

VASCADE is indicated for both femoral arterial and venous vascular access site closure for patients who have undergone diagnostic or interventional endovascular procedures using a 5F, 6F or 7F procedural sheath, which encompasses coronary and peripheral procedures.

VASCADE MVP is the only marketed vascular closure device clinically proven and labeled for closure of multiple access sites for 6F to 12F inner diameter sheaths. This labeling makes VASCADE MVP the only device that is approved for use in electrophysiology procedures that require multiple access sites for mapping and ablating cardiac arrhythmias.

Key advantages of VASCADE

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Reduced access site complications. VASCADE is the only marketed vascular closure device clinically proven to both increase workflow efficiency and reduce access site complications compared to manual compression in coronary and peripheral procedures. We believe the significant reduction in access site complications is a key differentiator for VASCADE given the material cost burden for hospitals associated with these complications.

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Value proposition supported by our performance guarantee. We reinforce our value proposition with the Performance Guarantee that provides customers with a fixed payment to share the cost of a qualifying complication. Despite the fact that our customers have an incentive to report complications, the reported qualifying complication rate has been less than 0.1% since the program’s inception in 2016.

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Improved workflow relative to manual compression. In our RESPECT pivotal study, VASCADE demonstrated a statistically significant reduction relative to manual compression in time to hemostasis, time to ambulation and time to discharge eligibility. We believe these improvements are comparable to those demonstrated in clinical results for other vascular closure devices and support VASCADE’s ability to improve hospital workflow and throughput while also reducing complications.

Key advantages of VASCADE MVP

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Improved hospital workflow. In our AMBULATE pivotal trial, VASCADE MVP demonstrated a statistically significant improvement relative to manual compression across key efficacy endpoints, including time to ambulation and time to discharge eligibility. We believe this improvement in clinical workflow is particularly valuable in the current environment where electrophysiology procedures in the United States have grown rapidly and hospitals are seeking opportunities to increase capacity and throughput.

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Improved patient experience. VASCADE MVP is associated with a statistically significant improvement in pain and discomfort relative to manual compression. Our data also demonstrated a reduction in utilization of pain medication, including reduction in opioid usage, relative to manual compression.

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Significant cost savings relative to manual compression. The AMBULATE IMPACT study utilized 2018 data from Medicare and peer reviewed literature to identify potential average savings of $1,200 to $2,300 per patient relative to manual compression due to shorter procedure and electrophysiology lab time, reduced complications, lower resource utilization (particularly from reduced nursing and other staff time) and reduced length of stay. See “Business—VASCADE MVP clinical data—AMBULATE IMPACT.”

Our growth strategies

Our vision is to become the global leader in vascular closure. We seek to establish our VASCADE family of products as the standard of care by converting physicians using other vascular closure devices or manual compression to our VASCADE technology platform. Our growth strategies include:

•	Strategically expanding our U.S. sales force and marketing activities.

•	Increasing penetration in high volume cardiovascular sites in the United States.

•	Investing in market development to support VASCADE MVP as the standard of care for electrophysiology procedures.

•	Building our clinical evidence base.

•	Continuing to innovate our product portfolio to address emerging procedure categories.

•	Pursuing international markets.

Risks associated with our business

Our business is subject to numerous risks and uncertainties, including those described in “Risk factors” and elsewhere in this prospectus. You should carefully consider these risks before making an investment. These risks include, among others, the following:

•	We have a history of net losses, and we expect to continue to incur losses for the foreseeable future. If we ever achieve profitability, we may not be able to sustain it.

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Our success depends in large part on VASCADE and VASCADE MVP. If we are unable to successfully market and sell these products, our business prospects will be significantly harmed and we may be unable to achieve revenue growth or profitability.

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We have limited commercial sales experience with VASCADE and VASCADE MVP, which makes it difficult to evaluate our business, predict our future prospects and forecast our financial performance and growth.

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Our commercial success will depend upon attaining significant market acceptance of VASCADE and VASCADE MVP among physicians, healthcare providers, hospitals and the medical community. If we are unable to successfully achieve substantial market acceptance and adoption of our products, our business, financial condition and results of operations would be harmed.

•	Various factors outside our direct control may negatively impact our manufacturing of VASCADE and VASCADE MVP, which could harm our business, financial condition and results of operations.

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We depend on a limited number of single-source suppliers and vendors in connection with the manufacture our products, which makes us vulnerable to supply shortages and price fluctuations that could harm our business, financial condition and results of operations.

•	If we fail to grow or optimize our sales and marketing capabilities and develop widespread brand awareness cost-effectively, our growth will be impeded and our business may suffer.

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We may be unable to compete successfully with larger companies or new technologies or vascular closure methods, including manual compression, in our highly competitive industry, which could harm our business, financial condition and results of operations.

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We have identified material weaknesses in our internal control over financial reporting. Failure to achieve and maintain effective internal control over financial reporting could harm our business and negatively impact the value of our common stock.

•	Regulatory compliance is expensive, complex and uncertain, and a failure to comply could lead to enforcement actions against us and other negative consequences for our business.

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If we are unable to obtain and maintain patent or other intellectual property protection for any products we develop or for our technology, or if the scope of the patent and other intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize any products we may develop, and our technology, may be harmed.

•	Concentration of ownership of our common stock among our executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

If we are unable to adequately address these and other risks we face, our business may be harmed.

Implications of being an emerging growth company and a smaller reporting company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we are an emerging growth company, we will not be required to comply with certain requirements that are applicable to other public companies that are not emerging growth companies, including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, and may also take advantage of the reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and the exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, as an emerging growth company, we may take advantage of certain reduced reporting obligations, including a requirement to have only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure in this prospectus. We may choose to take advantage of some but not all of these reduced burdens. We have taken advantage of many of these reduced burdens in this prospectus, and intend to do so in future filings. As a result, the information that we provide stockholders may be different than you might get from other public companies in which you hold equity. In addition, the JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until those standards apply to private companies. We have elected to avail ourselves of this exemption.

We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; the last day of the fiscal year in which we qualify as a “large accelerated filer;” the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year in which the fifth anniversary of this offering occurs.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250 million as of the last business day of the second fiscal quarter or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million as of the last business day of the second fiscal quarter. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Corporate information

We were incorporated under the laws of the state of California in July 2002 under the name Cardiva Medical, Inc. and were reincorporated under the laws of the state of Delaware in November 2010. Our principal executive offices are located at 1615 Wyatt Drive, Santa Clara, California 95054. Our telephone number is (408) 470-7170. Our website is www.cardivamedical.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

“Cardiva Medical,” “VASCADE,” “VASCADE MVP,” the Cardiva Medical logo and our other registered or common law trade names, trademarks or service marks appearing in this prospectus are our property. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and tradenames.

The offering

Common stock offered by us	shares

Option to purchase additional shares of common stock from us	shares

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full)

Use of proceeds	We estimate that the net proceeds from the sale of shares of common stock in this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares in full), based upon an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to fund sales and marketing activities to support the ongoing commercialization of our products, to fund research and development activities, to pay scheduled interest on borrowings under our loan and security agreement, as amended, with Solar Capital, Ltd. and Western Alliance Bank, or the Loan Agreement, to pay success fees due to the lenders under the Loan Agreement upon the closing of this offering, and the remainder for working capital and other general corporate purposes. We may also use a portion of the remaining net proceeds, if any, to acquire or invest in complementary businesses, technologies or other assets, although we currently have no agreements or understandings with respect to any such acquisitions or investments. See “Use of proceeds” for additional information.

Risk factors	See “Risk factors” and the other information included in this prospectus for a discussion of risks you should carefully consider before investing in our common stock.

Proposed New York Stock Exchange trading symbol	“ ”

The number of shares of common stock that will be outstanding after this offering is based on             shares of common stock outstanding as of December 31, 2019 (including our preferred stock on an as-converted basis, the issuance of shares of common stock in lieu of payment of cumulative and undeclared dividends on our preferred stock and shares of common stock issuable upon the net exercise of certain outstanding warrants, each as described below), and excludes:

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10,354,254 shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2019, with a weighted-average exercise price of $0.13 per share, under our equity incentive plans;

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1,756,320 shares of common stock issuable upon the exercise of stock options granted subsequent to December 31, 2019, with an exercise price of $0.89 per share, under our 2014 Equity Incentive Plan, or the 2014 Plan;

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2,621,312 additional shares of common stock reserved for future issuance under our 2014 Plan as of December 31, 2019, all of which shares will cease to be available for issuance at the time our 2020 Equity Incentive Plan, or the 2020 Plan, becomes effective upon the execution of the underwriting agreement for this offering;

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263,809 shares of Series 3 and 4 preferred stock issuable upon the exercise of warrants outstanding as of December 31, 2019, with an exercise price of $1.25 per share, which will convert into warrants to purchase common stock upon the closing of this offering;

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             additional shares of common stock issuable upon the exercise of warrants to purchase shares of Series 3 preferred stock outstanding as of December 31, 2019 at anytime following the closing of this offering in connection with their anti-dilution provisions (see “Dividend policy”);

•	448,842 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2019, with an exercise price of $0.07 per share;

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                 shares of common stock reserved for future issuance under our 2020 Plan , which will become effective upon the execution of the underwriting agreement for this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan; and

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                 shares of common stock reserved for future issuance under our 2020 Employee Stock Purchase Plan, or the ESPP, which will become effective upon the execution of the underwriting agreement for this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan.

Unless we specifically state otherwise, all information in this prospectus reflects and assumes:

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that our amended and restated certificate of incorporation, which we will file in connection with the closing of this offering, and our amended and restated bylaws adopted in connection with this offering are effective, which will result in, among other things, an increase in the number of authorized shares of our capital stock to 1,010,000,000 shares, including an increase in the number of authorized shares of common stock to 1,000,000,000 shares;

•

the conversion of all outstanding shares of preferred stock, of which 84,391,560 shares were outstanding as of December 31, 2019, into                  shares of common stock upon the closing of this offering, together with the concurrent issuance of                  shares of common stock in lieu of $                  million of accumulated and undeclared dividends through the closing of this offering, or the Dividend Share Issuance, based on an assumed closing date of this offering of                 , 2020 and the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus (see “Dividend policy”);

•

the net exercise of warrants to purchase 3,741,351 shares of Series 5 preferred stock, with an exercise price of $1.00 per share, outstanding as of December 31, 2019 prior to the closing of this offering that would otherwise expire upon the closing of this offering, which will result in the issuance of                  shares of Series 5 preferred stock that will convert into an equal number of shares of common stock upon the closing of this offering (based on the assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus);

•

the conversion of remaining warrants outstanding as of December 31, 2019 to purchase 263,809 shares of Series 3 and 4 preferred stock into warrants to purchase an equal number of shares of common stock upon the closing of this offering;

•	no exercise of outstanding options or warrants, other than as provided for above; and

•	no exercise of the underwriters’ option to purchase additional shares of common stock.

Summary financial data

The following tables summarize our financial and other data. The summary statements of operations and comprehensive loss data for the years ended December 31, 2018 and 2019 have been derived from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any other period in the future. You should read the financial and other data set forth below in conjunction with our financial statements and the accompanying notes, the information in “Selected financial data” and the information in “Management’s discussion and analysis of financial condition and results of operations” contained elsewhere in this prospectus.

	Year ended December 31,
(in thousands, except share and per share data)	2018	2019

Statements of operations and comprehensive loss data:
Revenue	$21,075	$32,509
Cost of revenue	5,992	9,183

Gross profit	15,083	23,326
Operating expenses:
Selling, general and administrative	19,399	26,461
Research and development	6,556	5,793

Total operating expenses	25,955	32,254

Loss from operations	(10,872)	(8,928)
Interest expense	(2,124)	(2,960)
Other expense, net	(1,525)	(938)

Loss before provision for income taxes	(14,521)	(12,826)
Provision for income taxes	(47)	(103)

Net loss and comprehensive loss	(14,568)	(12,929)
Redeemable convertible preferred stock cumulative and undeclared dividends	(9,400)	(9,400)

Net loss attributable to common stockholders	$(23,968)	$(22,329)

Net loss per share outstanding attributable to common stockholders, basic and diluted(1)	$(9.67)	$(5.36)

Weighted-average shares outstanding used in computing net loss per share attributable to common stockholders, basic and diluted	2,478,127	4,169,066

Pro forma net loss per share, basic and diluted(1)		$(0.15)

Weighted-average shares used in computing pro forma net loss per share, basic and diluted		88,560,626

(1)	See Note 11, “Net loss per share attributable to common stockholders,” to our financial statements included elsewhere in this prospectus for further information on the calculation of net loss per share attributable to common stockholders and pro forma net loss per share.

	As of December 31, 2019
(in thousands)	Actual	Pro forma(1)	Pro forma as adjusted(2)(3)

Balance sheet data:
Cash	$13,612	$	$
Working capital	20,671
Total assets	29,731
Long-term debt(4)	35,267
Redeemable convertible preferred stock warrant liability	3,989
Total liabilities	46,965
Redeemable convertible preferred stock	110,162
Accumulated deficit	(144,872)
Total stockholders’ (deficit) equity	(127,396)

(1)	The pro forma balance sheet data give effect to (i) the conversion of all outstanding shares of redeemable convertible preferred stock, of which 84,391,560 shares were outstanding as of December 31, 2019, into shares of common stock upon the closing of this offering, together with the concurrent issuance of shares of common stock in the Dividend Share Issuance, based on an assumed closing date of this offering of , 2020 and the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus (see “Dividend policy”); (ii) the reclassification of the redeemable convertible preferred stock warrant liability to total stockholders’ equity as outstanding warrants to purchase 263,809 shares of Series 3 and 4 redeemable convertible preferred stock will become warrants to purchase an equal number of shares of common stock upon the closing of this offering; (iii) the issuance of shares of Series 5 redeemable convertible preferred stock upon the net exercise of outstanding warrants as of December 31, 2019 to purchase 3,741,351 shares of Series 5 redeemable convertible preferred stock, with an exercise price of $1.00 per share, prior to the closing of this offering, which warrants would otherwise expire upon the closing of this offering, based on the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, and the conversion of such shares of Series 5 redeemable convertible preferred stock into an equal number of shares of common stock upon the closing of this offering, and the resulting removal of the redeemable convertible preferred stock warrant liability relating to such warrants; (iv) the amendment of outstanding Series 3 preferred stock warrants as of December 31, 2019 to provide for the issuance of shares of common stock to holders of such warrants upon exercise at any time following the closing of this offering pursuant to their anti-dilution provisions (see “Dividend policy”); and (v) the filing and effectiveness of our amended and restated certificate of incorporation upon the closing of this offering, which will result in (1) an increase in the number of authorized shares of our capital stock to 1,010,000,000 shares, including an increase in the number of authorized shares of common stock to 1,000,000,000 shares and (2) the retirement of our authorized redeemable convertible preferred stock that will convert to common stock as set forth in clause (i) above.
(2)	The pro forma as adjusted balance sheet data give further effect to our receipt of net proceeds from the sale of shares of common stock at the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds from this offering to pay $1.2 million in success fees under the Loan Agreement upon the closing of this offering.
(3)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease), respectively, the amount of cash, working capital, total assets and total stockholders’ equity by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase (decrease) the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the amount of cash, working capital, total assets and total stockholders’ equity by approximately $ million, assuming the assumed initial public offering price per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. The pro forma as adjusted information is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.
(4)	Net of discount and issuance costs of $2.3 million.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as all of the other information contained in this prospectus, including our financial statements and related notes, before investing in our common stock. While we believe that the risks and uncertainties described below are the material risks currently facing us, additional risks that we do not yet know of or that we currently think are immaterial may also arise and materially affect our business. If any of the following risks materialize, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks related to our business and products

We have a history of net losses, and we expect to continue to incur losses for the foreseeable future. If we ever achieve profitability, we may not be able to sustain it.

We have incurred losses since our inception, and expect to continue to incur losses for the foreseeable future. For the years ended December 31, 2018 and 2019, we reported net losses of $14.6 million and $12.9 million, respectively. As a result of these losses, as of December 31, 2019, we had an accumulated deficit of approximately $144.9 million. We expect to continue to incur significant sales and marketing, research and development and other expenses as we expand our sales and marketing efforts to increase adoption of our products, including through geographic expansion of sales territories, expand existing relationships with our customers, conduct additional clinical trials and studies on our existing products and develop new products or add new features to our existing products. In addition, we expect our selling, general and administrative expenses to increase following this offering due to the additional costs associated with being a public company. The net losses that we incur may fluctuate significantly from period to period. We will need to generate significant additional revenue and maintain or improve our gross margins in order to achieve and sustain profitability. Even if we achieve profitability, we cannot be sure that we will remain profitable for any substantial period of time.

Our success depends in large part on VASCADE and VASCADE MVP. If we are unable to successfully market and sell these products, our business prospects will be significantly harmed and we may be unable to achieve revenue growth or profitability.

Our future financial success will depend substantially on our ability to effectively and profitably market and sell VASCADE and VASCADE MVP. In particular, our near term success and revenue growth will depend on our ability to grow sales of, and expand adoption of, VASCADE MVP. There can be no assurance that our products will continue to gain market acceptance across the United States or internationally or maintain current levels of market share.

The commercial success of our products and any of our planned or future products will depend on a number of factors, including the following:

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the actual and perceived effectiveness, safety and reliability, and clinical benefit, of our products, especially relative to alternative vascular closure products and methods, including manual compression or sutures;

•	the prevalence and severity of any adverse patient events involving our products;

•	the degree to which physicians, healthcare providers and hospitals adopt our products;

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the availability, relative cost and perceived advantages and disadvantages of alternative technologies or treatment methods for conditions treated by our products and vascular closure alternatives, including manual compression or sutures;

•	the results of additional clinical and other studies relating to the health safety, economic or other benefits of our products;

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whether key thought leaders in the medical community accept that our clinical efficacy and safety results are sufficiently meaningful to influence their decision to adopt our products over vascular closure alternatives which may be more established, including manual compression, or less costly to hospitals or patients;

•	the extent to which we are successful in educating physicians and healthcare providers about the benefits of our products;

•	our reputation among physicians, healthcare providers and hospitals;

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the strength of our marketing and distribution infrastructure, including our ability to obtain and maintain approval by value analysis committees of existing or potential customers and to identify and target growth opportunities in the eastern and central regions of the United States and efficiently expand our sales territories in the western United States;

•	our ability to obtain, maintain, protect and enforce our intellectual property rights in and to our products over vascular closure alternatives;

•	our ability to maintain compliance with all regulatory requirements applicable to our products;

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our ability to continue to maintain a commercially viable manufacturing process at our Mexican manufacturing facility that is compliant with current Good Manufacturing Practices, or cGMP, and Quality Systems Regulations, or QSR; and

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our ability to maintain our contractual relationships with Offshore International Incorporated (d/b/a Tetakawi), or Offshore, through which we lease our manufacturing facility in Mexico, and our vendors and component suppliers, including single-source vendors and suppliers, such as DSM Biomedical, Inc., or DSM, through which we obtain resorbable collagen plugs for our devices.

If we fail to successfully market and sell our products cost-effectively and maintain and expand our market share, we will not be able to achieve profitability, which will harm our business, financial condition and results of operations. Our ability to grow our revenue in future periods will depend on our ability to successfully penetrate our target markets and increase sales of our products, which will, in turn, depend in part on our success in driving physician adoption of our products and driving increased use of our products. In particular, if we fail to continue sales growth and market adoption of VASCADE MVP, our revenue and business will be harmed. If we cannot achieve revenue growth, our business, financial condition and results of operations would be harmed.

We have limited commercial sales experience with VASCADE and VASCADE MVP, which makes it difficult to evaluate our business, predict our future prospects and forecast our financial performance and growth.

We have limited commercial sales experience with VASCADE and VASCADE MVP. To date, we have only marketed and sold VASCADE to customers in the eastern and central regions of the United States. In addition, we did not begin commercializing VASCADE MVP until the fourth quarter of 2018, when it received its PMA from the FDA. Prior to that date, substantially all of our revenue has been derived from sales of VASCADE. VASCADE MVP is the only marketed vascular closure device indicated for closure of single or multiple venous access sites in the size range that encompasses electrophysiology procedures. Physician awareness of VASCADE MVP, and clinical experience with VASCADE MVP, is limited. As a result, VASCADE MVP has limited product and brand recognition, particularly as compared to alternative vascular closure methods used in electrophysiology procedures, such as sutures, which may be less costly or more established within the medical community. The novelty of VASCADE MVP for electrophysiology procedures, our limited commercialization experience with VASCADE MVP, and our lack of commercialization experience with both VASCADE and VASCADE MVP beyond the eastern and central regions of the United States, make it difficult to evaluate our business and predict our future financial performance and growth. If our assumptions regarding the risks and uncertainties we face are incorrect or change due to circumstances in our business or our markets, or if we do not address these risks and uncertainties successfully, our operating and financial results could differ from our expectations and our business could suffer. In addition, we plan to devote significant resources to market VASCADE MVP to customers to increase market awareness, which may assist the acceptance and adoption of VASCADE at the same customers, and expand our sales and marketing efforts across the United States for both VASCADE and VASCADE MVP. As a result, any factors that negatively impact VASCADE MVP, result in a decrease in sales of VASCADE MVP, or impede our expanded sales and marketing efforts could harm our business, financial condition and results of operations.

Our commercial success will depend upon attaining significant market acceptance of VASCADE and VASCADE MVP among physicians, healthcare providers, hospitals and the medical community. If we are unable to successfully achieve substantial market acceptance and adoption of our products, our business, financial condition and results of operations would be harmed.

Our commercial success will depend in large part on the acceptance by physicians, healthcare providers, patients and hospitals of VASCADE and VASCADE MVP as safe, useful and cost-effective. We cannot predict how quickly, if at all, physicians, healthcare providers and hospitals will accept our products over competing vascular closure devices or methods of vascular closure. For example, physicians may be reluctant to use our products due to familiarity with alternative closure devices that are more established or manual compression, which remains the standard of care for many procedures involving vascular closure. Physicians and healthcare providers, or value analysis committees at their hospitals, may also perceive our products to be too costly compared to other vascular closure products or vascular closure alternatives, including manual compression or sutures (including figure-of-eight sutures), which are highly cost-efficient, or may believe that the benefits of our products as demonstrated in their instructions for use, or IFUs, and results from pivotal clinical trials, such as access site complication rates and relative ease of use, are not sufficiently greater than those for vascular closure alternatives to justify our products’ relatively higher pricing. Our ability to grow sales of our products and drive market acceptance will depend on successfully educating physicians, healthcare providers and hospitals of the relative benefits of our products and their cost-effectiveness.

Before physicians and healthcare providers can use our products, our products must be approved for use by a hospital’s value analysis committee, which can be a lengthy and uncertain process. In addition, even after one or more of our products obtains value analysis committee approval at a hospital, our products must still be adopted for use by various departments at the hospital. This further requires long-term sponsorship from hospital physicians and initial adoption of our products by one hospital department to increase awareness of and familiarity with our products at other departments. Because we offer physician preference products with a relatively higher price point, we depend on the belief of physicians and healthcare providers that our products offer benefits over manual compression or alternative closure devices and willingness of these physicians and healthcare providers to champion our products in the value analysis committee approval process and later adoption efforts across the target hospital. Failure to obtain such approvals or individual department adoption of our products could deter or delay the use of our products by physicians. We cannot provide assurances that our efforts to obtain such approvals will be successful or increase the use of our products. As a result, our products may never gain broad market acceptance among physicians and the medical community in coronary, peripheral and electrophysiology procedures.

The degree of market acceptance of our products will depend on a number of additional factors, including:

•	product labeling or product insert requirements by the FDA or other regulatory authorities;

•	limitations or warnings contained in the labeling cleared or approved by the FDA or other regulatory authorities;

•	pricing or cost of our products in relation to alternative vascular closure products and methods;

•	the convenience and ease of use of our products relative to alternative vascular closure methods, including manual compression and sutures;

•	efficacy or safety issues associated with vascular closure devices marketed by our competitors;

•	the availability of coverage and adequate reimbursement for procedures using our products from third-party payers, including government authorities;

•	our ability to provide incremental clinical and economic data that show the safety, clinical efficacy and cost effectiveness of, and patient benefits from, our products; and

•	the effectiveness of our sales and marketing efforts for our products.

Manual compression has historically been the standard of care for vascular access site closure for coronary, peripheral and electrophysiology procedures. In particular, manual compression is the primary method of vascular access site closure for electrophysiology procedures, given that existing vascular closure devices (other than VASCADE MVP) are not approved or indicated for use for multiple access sites across multiple limbs. In the United States, approximately 31% of all coronary and peripheral procedures utilized manual compression in 2019. Physicians and healthcare providers, or value analysis committees at their hospitals, may continue to prefer manual compression over vascular closure devices, including our products, due to the cost efficiency of manual compression and their familiarity with this method. If we are unable to successfully achieve substantial market acceptance and adoption of our products over manual compression, our business, financial condition and results of operations would be harmed.

In the United States, approximately 70% of all coronary and peripheral procedures utilize femoral access, for which VASCADE and VASCADE MVP are indicated, with the remaining approximately 30% utilizing radial access or access through other arteries to reach the vasculature. Our continued growth in market share for our products will depend in part on physicians and other healthcare providers switching from radial access to femoral access for these procedure categories. While we intend to continue marketing efforts to educate physicians and other healthcare providers about the clinical benefits and ease of use of our products, we have limited control over physicians’ and other healthcare providers’ preferred methods of access to the vasculature. Moreover, future clinical evidence or research may suggest benefits of radial access over femoral access to the vasculature. If physicians or healthcare providers do not switch from radial access to femoral access, or determine that radial access is preferred over femoral access, our potential market opportunity may be limited, which could harm our business, financial condition and results of operations. Even if our products achieve market acceptance, they may not maintain that market acceptance over time if competing products or technologies, which are more cost effective or received more favorably, are introduced. Further, the growth of the overall U.S. market for these procedures has historically been relatively slow. As a result, our commercial success and revenue growth will be highly dependent on our ability to achieve greater market share of our products within this market. Failure to achieve or maintain market acceptance or market share would limit our ability to generate revenue and would significantly harm our business, financial condition and results of operations.

Various factors outside our direct control may negatively impact our manufacturing of VASCADE and VASCADE MVP, which could harm our business, financial condition and results of operations.

We manufacture our products at our leased manufacturing facility in Guaymas, Mexico. This facility supports our production operations, including manufacturing, quality control, raw material and finished goods storage. We are party to a shelter plan service agreement, or the Shelter Agreement, with Offshore, pursuant to which we lease our manufacturing facility from Offshore. Under the Shelter Agreement, Offshore is also responsible for a number of ongoing services related to the facility, including provision of external security and maintenance, manufacturing personnel related human resource matters, recruiting support, government compliance, workforce transportation and cross-border shipping of raw components.

We believe that we currently have adequate manufacturing capacity for our products sufficient to meet our demand forecasts. If demand for our products increases more rapidly than we anticipate, or if we secure regulatory approval to commercialize our products in additional geographies, we will need to either expand our manufacturing capabilities or outsource to other manufacturers. While we have additional production lines undergoing validation at our manufacturing facility to provide additional throughput capacity, there can be no assurances that these additional production lines will be successfully validated or will be sufficient to meet customer demand in the future.

The manufacture of our products in compliance with ISO standards and the FDA’s regulations requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of medical device products often encounter difficulties in production, including difficulties with production costs and yields, quality control, quality assurance testing, shortages of qualified personnel, as well as compliance with strictly enforced FDA requirements, other federal and state regulatory requirements, and foreign regulations. If we fail to manufacture our products in compliance with ISO standards and the FDA’s regulations, or if our manufacturing facility suffers disruptions, machine failures, slowdowns or disrepair, we may not be able to fulfill customer demand and our business would be harmed. Further, we typically do not maintain excess product inventory on hand and manufacture products using near term demand forecasts and customer orders. As a result, deviations from our forecasts or large unexpected customer orders may result in delays in fulfilling customer orders, which would cause customer dissatisfaction and may harm our reputation. Finally, as our manufacturing facility is located in Mexico, failure to comply with local laws, regulations and standards, including failure of Offshore to comply, which is outside of our control, may subject us to legal and regulatory scrutiny, proceedings and penalties from Mexican authorities.

Since we produce our products in one manufacturing facility, any contamination of the controlled environment, equipment malfunction or failure to strictly follow procedures can significantly reduce our yield. A drop in yield can increase our cost to manufacture our products or, in more severe cases, require us to halt the manufacture of our products until the problem is resolved. Identifying and resolving the cause of a drop in yield can require substantial time and resources. In addition, if demand for our products shifts such that a manufacturing facility is operated below its capacity for an extended period, we may adjust our manufacturing operations to reduce fixed costs, which could lead to uncertainty and delays in manufacturing times and quality during any transition period.

The manufacturing, sterilization and distribution of VASCADE and VASCADE MVP are technically challenging. Changes that our suppliers may make, or additional requirements from regulatory agencies, outside of our direct control can have an impact on our processes, on quality and on the successful delivery of products to our customers. Mistakes and mishandling are not uncommon and can affect supply and delivery. As a result, our dependence on third-party suppliers subjects us to a number of risks that could impact our ability to manufacture our products and harm our business, including:

•	interruption of supply resulting from modifications to, or discontinuation of, a supplier’s operations;

•	delays in product shipments resulting from uncorrected defects, reliability issues or a supplier’s failure to produce components that consistently meet our quality specifications;

•	delays in analytical results or failure of analytical techniques that we depend on for quality control and release of products;

•	price fluctuations due to a lack of long-term supply arrangements with our suppliers for key components;

•	inability to obtain adequate supply in a timely manner or on commercially reasonable terms;

•	difficulty identifying and qualifying alternative suppliers for components in a timely manner;

•	inability of suppliers to comply with applicable provisions of the QSR or other applicable laws or regulations enforced by the FDA and state regulatory authorities;

•	inability to ensure the quality of products manufactured by third parties;

•	latent defects that may become apparent after products have been released and that may result in a recall of such products;

•	inclusion of vendors of raw materials not in compliance with ISO-13485 requirements;

•

natural or other disasters, labor disputes, financial distress, lack of raw material supply, issues with facilities and equipment or other forms of disruption to business operations affecting our manufacturer or its suppliers;

•	production delays related to the evaluation and testing of products from alternative suppliers and corresponding regulatory qualifications;

•	failure to complete sterilization on time or in compliance with the required regulatory standards; and

•	delays in delivery by our suppliers due to changes in demand from us or their other customers.

The occurrence of any of these issues could significantly harm our ability to manufacture our products and maintain sufficient quality standards, which would negatively impact our business and results of operations.

We depend on a limited number of single-source suppliers and vendors in connection with the manufacture of our products, which makes us vulnerable to supply shortages and price fluctuations that could harm our business, financial condition and results of operations.

We rely on single-source suppliers for certain components and materials used in our devices. We obtain the resorbable collagen plugs for our devices from DSM, a single-source supplier, with quality control standards established under a quality agreement with DSM. Our finished products undergo gamma irradiation sterilization by a single service provider, Sterigenics International, Inc., or Sterigenics, pursuant to a processing services agreement.

These components, materials and services are critical and there are no or relatively few alternative sources of supply. We believe our single source suppliers are capable of continuing to meet our specifications and maintaining quality, but any significant problem experienced by one of our sole source suppliers may result in a delay or interruption in the supply of components to us. Our suppliers may experience manufacturing delays or issues, stop producing our components, increase the prices they charge us, or elect to terminate their agreements with us. In any of these cases, we could face a delay of several months to identify and qualify alternative suppliers and service providers with regulatory authorities, as we do not currently have supplier transition plans. In addition, the failure of our third-party suppliers and service providers to maintain acceptable quality requirements could result in the recall of our products. If one of our suppliers fails to maintain acceptable quality requirements, we may have to identify and qualify a new supplier. Although we require our third-party suppliers to supply us with components that meet our specifications and comply with applicable provisions of the FDA’s QSR and other applicable legal and regulatory requirements in our agreements and contracts, and we perform incoming inspection, testing or other acceptance activities to ensure the components meet our requirements, there is a risk that our suppliers will not always act consistent with our best interests, and may not always supply components that meet our requirements or supply components in a timely manner.

We routinely prioritize, evaluate and qualify backup sources, but the number of third-party suppliers with the necessary manufacturing and regulatory expertise and facilities is limited and certification of a new supplier may be complex and time consuming. Any delay or interruption would likely lead to a delay or interruption in our manufacturing operations. The inclusion of substitute components must meet our product specifications and could require us to qualify the new supplier with the appropriate regulatory authorities, including the FDA. The added time and cost to arrange for alternative suppliers could harm our business. New manufacturers of any planned product would be required to qualify under applicable regulatory requirements and would need to have sufficient rights under applicable intellectual property laws to the method of manufacturing the planned product. Obtaining the necessary FDA or international approvals or other qualifications under applicable regulatory requirements and ensuring non-infringement of third-party intellectual property rights could result in a significant interruption of supply and could require the new manufacturer to bear significant additional costs that may be passed on to us.

If we fail to grow or optimize our sales and marketing capabilities and develop widespread brand awareness cost-effectively, our growth will be impeded and our business may suffer.

We are actively expanding our presence in the United States through new U.S. sales territories in the western United States and at existing customers where we have value analysis committee approval and seek to drive further adoption of our products at additional departments. We also may expand our presence in international territories. We plan to take a measured approach to expand and optimize our sales infrastructure to grow our customer base and our business. Identifying and recruiting qualified personnel and training them on the use of our products, on applicable federal and state laws and regulations and on our internal policies and procedures, require significant time, expense and attention, particularly given our strategy of having each representative cover a large number of accounts. It can take significant time before our sales representatives are fully trained and productive. Our business may be harmed if our efforts to expand do not generate a corresponding increase in revenue or result in a decrease in our operating margin. In particular, if we are unable to hire, develop and retain talented sales personnel or if new sales personnel are unable to achieve desired productivity levels in a reasonable period of time, we may not be able to realize the expected benefits of this investment or increase our revenue.

We plan to dedicate significant financial and other resources to our marketing programs, particularly as we expand our sales territories in the western United States, which may require us to incur significant upfront costs. For example, we will need to conduct additional healthcare provider and physician training seminars and sessions across a greater number of sales territories. Our existing sales force will also need to address additional potential accounts efficiently as we expand across the United States. Our business and gross margins would be harmed if our marketing efforts and expenditures do not generate a corresponding increase in revenue.

In addition, we believe that developing and maintaining awareness of our brand in a cost-effective manner is critical to achieving broad acceptance of our products and attracting new customers. Brand promotion activities may not generate customer awareness or increase revenue and, even if they do, any increase in revenue may not offset the costs and expenses we incur in building our brand. If we fail to successfully promote, maintain and protect our brand, we may fail to attract or retain the customers necessary to realize a sufficient return on our brand-building efforts, or to achieve the widespread brand awareness that is critical for broad customer adoption of our products.

We may be unable to compete successfully with larger companies or new technologies or vascular closure methods, including manual compression, in our highly competitive industry, which could harm our business, financial condition and results of operations.

There are numerous approved vascular closure devices and methods for coronary and peripheral procedures. Many of these cleared or approved products are well established and are widely accepted by physicians, healthcare providers, hospitals and patients. Third-party payers may encourage the use of competitors’ products or other vascular closure alternatives, including due to lower costs of competing products or alternatives. In addition, many companies are developing products, and we cannot predict what the standard of care will be in the future.

The medical device industry is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. There can be no assurance that other companies or institutions will not succeed in developing or marketing devices and products that are more effective, safer or easier to use than our products or that would render our products obsolete or noncompetitive. We compete with other manufacturers and distributors of vascular closure devices. Our main competitors in femoral access closure for coronary and peripheral procedures include Terumo (Angio-Seal), Abbott Laboratories (PerClose and StarClose), and Cardinal Health (MYNX and ExoSeal). There are not currently any competing vascular access site closure devices that are labeled for electrophysiology procedures. However, both VASCADE and VASCADE MVP compete with alternative vascular closure methods such as manual compression and sutures. Many of our competitors are large, well-capitalized companies with significantly greater market share and resources than we have. They are able to spend more on product development, marketing, sales and other product initiatives than we can and have greater name recognition. These competitors may also have established relationships with physicians and healthcare providers at our targeted customer health systems and hospitals and may have existing product approvals from hospital value analysis committees at our targeted customers or better relationships with hospital staff and management making those competitors better positioned to obtain approvals in the future. In addition to competing for market share, we also compete against these companies for personnel, including qualified sales and other personnel that are necessary to grow our business. As more companies develop new intellectual property in our market, there is the possibility of a competitor acquiring patents or other rights that may limit our ability to update our technologies and products which may impact demand for our products.

We believe that the clinical advantages of our products and our sole focus on vascular closure will be important factors in our future success. We compete primarily on the basis that our products offer a reduction in access site complications relative to competitive products and manual compression. Our continued success depends on our ability to, among other things:

•	maintain our products’ safety profile and continue reducing complication rates;

•	improve patient and physician or healthcare provider experience with our products, including ease of use, and time to ambulation and hemostasis;

•	continue building clinical evidence for our products, including related to their economic benefits and ability to generate cost savings;

•	encourage widespread adoption of our products;

•	increase acceptance of our products by physicians, healthcare providers and hospitals, including through physician sponsors at hospitals and health systems;

•	continue education of and marketing to patients, physicians, healthcare providers and hospitals; and

•	maintain intellectual property protection for our products.

In addition, competitors with greater financial resources than ours could acquire other companies to gain enhanced name recognition and market share, as well as new technologies or products that could effectively compete with our existing products, which may cause our revenue to decline and would harm our business. Our products may also compete with new vascular closure methods or technologies that may become widely accepted for vascular closure or that render our products obsolete. Further, physicians may use other vascular closure devices off-label, such as for multiple vascular access site closures in competition with VASCADE MVP.

Our competitors also compete with us in recruiting and retaining qualified scientific, management and commercial personnel, as well as in acquiring technologies complementary to, or necessary for, our products. Because of the complex and technical nature of our products and the dynamic market in which we compete, any failure to attract and retain a sufficient number of qualified employees could harm our ability to commercialize our products, which would harm our business, financial condition and results of operations.

Adoption of our products depends upon positive clinical data and physician acceptance, and negative clinical data or perceptions among physicians would harm our business.

The rate of adoption and sales of our products are heavily influenced by clinical data. Although we have positive clinical data from our pivotal clinical trials for VASCADE and VASCADE MVP, we have not conducted head-to-head clinical trials to compare our products to competing vascular closure devices, which may limit the adoption of our products. Finally, our competitors and third parties may also conduct clinical trials of our products without our participation. Unfavorable or inconsistent clinical data from existing or future clinical trials conducted by us, our competitors or third parties, the interpretation of our clinical data or findings of new or more frequent adverse events, could harm our business, financial condition and results of operations.

The rate of adoption and sales of our products are also influenced by physician perceptions, particularly given that our products are generally physician preference products. Negative physician perceptions of our products, including due to negative clinical data, could result in decreased adoption or use of our products, which would harm our business, financial condition and results of operations. Additionally, if key opinion leaders who support our products cease to recommend our products, our business, financial condition and results of operations will be harmed. Further, if we cannot maintain strong working relationships with physicians and other medical professionals and continue to receive their advice and input, the marketing of our products could suffer, which could harm our business, financial condition and results of operations. Finally, although we have demonstrated the safety, effectiveness and clinical advantages of VASCADE MVP in pivotal clinical trials, VASCADE MVP is still a relatively new product for electrophysiology procedures with single or multiple access sites. The long-term effects of using VASCADE MVP in a large number of patients have not been studied and the results of short-term clinical use of such products do not necessarily predict long-term clinical benefits or reveal long-term adverse effects. The results of clinical trials of VASCADE MVP conducted to date and from commercial use do not necessarily predict future results. Any negative long-term results or adverse events from use of VASCADE MVP that arise in the future could harm our business, financial condition and results of operations.

Our future success also depends upon patients having an experience with our products that meets their expectations in order to increase physician demand for our products as a result of positive feedback and word-of-mouth. Patients may be dissatisfied if their expectations of the procedure and results are not met.

Patients may be dissatisfied if they experience adverse events such as significant access site bleeding, regardless of the complication rates published in our IFUs. If the results of our products do not meet the expectations of the patients, or the patient experiences adverse events, it could discourage the patient from referring our products to others. Dissatisfied patients may express negative opinions through social media. Any failure to meet patient expectations and any resulting negative publicity could harm our reputation and future sales.

Reimbursement may not be available for the procedures that utilize our products, which could diminish our sales or affect our ability to sell our products profitably.

In both U.S. and non-U.S. markets, our ability to successfully commercialize and achieve market acceptance of our products depends, in significant part, on the availability of adequate financial coverage and reimbursement from third-party payers, including governmental payers (such as the Medicare and Medicaid programs in the United States), managed care organizations and private health insurers. Third-party payers decide which treatments they will cover and establish reimbursement rates for those treatments. We do not bill any third-party payers for our products. Instead, our products are bundled as part of the payment received by providers for the procedures in which our product is used. We expect our products to continue to be purchased by hospitals and other providers who will then seek reimbursement from third-party payers for the coronary, peripheral and electrophysiology procedures performed using our products. While third-party payers currently cover and provide reimbursement for procedures using our currently cleared or approved products, we can give no assurance that these third-party payers will continue to provide coverage and adequate reimbursement for the procedures using our products, to permit hospitals and doctors to offer procedures using our products to patients requiring treatment, or that current reimbursement levels for procedures using our products will continue. Third-party payers are increasingly examining the cost effectiveness of products, in addition to their safety and efficacy, when making coverage and payment decisions, which may negatively impact use of our products which may be more expensive than competing products or alternative vascular closure methods such as manual compression or sutures. Furthermore, although we believe there is potential to improve on the current reimbursement profile for procedures that use our devices in the future, the overall amount of reimbursement available for coronary, peripheral and electrophysiology procedures could remain at current levels or decrease in the future. Additionally, we cannot be sure that the coronary, peripheral and electrophysiology procedures reimbursement amounts will not reduce or otherwise negatively impact the demand for our marketed products. Failure by hospitals and other users of our products to obtain coverage and adequate reimbursement for the procedures using our products would cause our business to suffer.

Use of our products requires appropriate physician and healthcare provider training, and inadequate training may lead to negative patient outcomes, which could harm our business.

The successful use of VASCADE and VASCADE MVP depends in part on the training and skill of the physician or healthcare provider performing the procedure and on adherence to appropriate patient selection and proper techniques. Physicians and healthcare providers could experience difficulty with the technique necessary to successfully perform vascular closure using our devices if they do not receive or conduct appropriate training. Moreover, physicians and healthcare providers rely on their previous medical training and experience when using our products, and we cannot guarantee that all such physicians or healthcare providers will have the necessary surgical skills to properly perform the procedure. We do not control which physicians or healthcare providers use our products or how much training they receive, and physicians or healthcare providers who have not completed our training sessions may nonetheless attempt to use our products. If physicians utilize our products incorrectly, or without adhering to or completing our training sessions, their patient outcomes may not be consistent with the outcomes achieved in our clinical trials. Adverse safety outcomes that arise from such improper or incorrect use of VASCADE may result in increased claims under our Performance Guarantee program. This result may negatively impact the perception of patient benefit and safety of our products, notwithstanding results from our pivotal clinical trials and as presented on IFUs for our products. For example, physicians and healthcare providers may perceive our products as having a worse safety profile due to access site complications caused by improper or incorrect use of our products. Further, physicians and healthcare providers who have experienced access site complications or other adverse events while using competing vascular closure devices may be averse to using any vascular closure devices, including our products, in the future, notwithstanding published access site complication rates in our IFUs and results demonstrated in clinic, instead favoring more traditional methods such as manual compression or sutures. These results could limit adoption of our products in coronary, peripheral or electrophysiology procedures, which will harm our business.

New tariffs and other trade measures could harm our financial results.

The current U.S. administration has expressed strong concerns about imports from countries that it perceives as engaging in unfair trade practices, and it is possible the administration could impose import duties or other restrictions on products, components or raw materials sourced from those countries, which may include Mexico. While we are not aware of any new import duties imposed on our products, any such new import duties or restrictions could harm our business, results of operations or financial condition. Moreover, these new tariffs, or other changes in U.S. trade policy, could trigger retaliatory actions by affected countries. Certain foreign governments have instituted or are considering imposing trade sanctions on certain U.S. goods. Any new tariffs imposed by the U.S. administration could harm our business and results from operations.

Other foreign governments are considering the imposition of sanctions that will deny U.S. companies access to critical raw materials. A “trade war” of this nature or other governmental actions related to tariffs or international trade agreements or policies has the potential to adversely impact demand for our products, our costs, customers, manufacturers, suppliers and/or the economic environments in which we operate and, thus may adversely impact our businesses. In addition, there may be changes to existing trade agreements, like the North American Free Trade Agreement, or NAFTA, and its anticipated successor agreement, the U.S.-Mexico-Canada Agreement, or USMCA, which is still subject to approval by the United States, Mexico and Canada, greater restrictions on free trade generally, and significant increases in tariffs on goods imported into the United States, particularly tariffs on products manufactured in Mexico, among other possible changes. It remains unclear what the U.S. administration or foreign governments will or will not do with respect to tariffs, NAFTA, USMCA or other international trade agreements and policies. Any changes to NAFTA (or subsequent trade agreements) could impact our operations in Mexico where we manufacture our products, which could harm our operating results and our business.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit or halt the marketing and sale of our products. The expense and potential unavailability of insurance coverage for liabilities resulting from our products could harm our business and our ability to sell our products.

We face an inherent risk of product liability as a result of the marketing and sale of our products. For example, we may be sued if our products cause or are perceived to cause injury or are found to be otherwise unsuitable during manufacturing, marketing or sale. Any such product liability claim may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. In addition, we may be subject to claims against us even if the apparent injury is due to the actions of others or the pre-existing health of the patient. For example, we rely on physicians and healthcare providers to properly and correctly use our products on patients. If these physicians or healthcare providers are not properly trained, are negligent in using our products or use our products “off-label,” the capabilities of our products may be diminished or the patient may suffer critical injury. We cannot prevent a physician from using our products for off-label applications. In addition, we cannot guarantee that physicians are trained by us or their peers prior to utilizing our products. Complications resulting from the use of our products off-label or use by physicians who have not been trained appropriately, or at all, may expose us to product liability claims and harm our reputation. In addition, any such complications or adverse safety outcomes following use of VASCADE may result in higher payments to our customers under our Performance Guarantee program, which would harm our business and results of operations. We may also be subject to claims that are caused by the activities of our suppliers and vendors, such as those who provide us with components and sterilization services.

If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit or halt commercialization of our products. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for our products;

•	injury to our reputation;

•	initiation of investigations by regulators;

•	costs to defend the related litigation;

•	increased insurance premiums;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	exhaustion of any available insurance and our capital resources; and

•	the inability to market and sell our products.

We believe we have adequate product liability insurance, but it may not prove to be adequate to cover all liabilities that we may incur. Insurance coverage is increasingly expensive. We may not be able to maintain or obtain insurance at a reasonable cost or in an amount adequate to satisfy any liability that may arise. Our insurance policy contains various exclusions, and we may be subject to a product liability claim for which we have no coverage. The potential inability to obtain sufficient product liability insurance at an acceptable cost to protect against product liability claims could prevent or inhibit the marketing and sale of products we develop. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts, which would harm our business, financial condition and results of operations. In addition, any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, harm our reputation in the industry, significantly increase our expenses and reduce product sales.

Some of our customers and prospective customers may also have difficulty in procuring or maintaining liability insurance to cover their operations and use of our products. Medical malpractice carriers are withdrawing coverage in certain states or substantially increasing premiums. If this trend continues or worsens, our customers may discontinue using our products and potential customers may opt against purchasing our products due to the cost or inability to procure insurance coverage.

Litigation and other legal proceedings may harm our business.

We are involved in, and from time to time in the future we may become involved, in legal proceedings relating to patent and other intellectual property matters, product liability claims, employee claims, tort or contract claims, federal regulatory investigations, securities class action and other legal proceedings or investigations, which could have a negative impact on our reputation, business and financial condition and divert the attention of our management from the operation of our business. In July 2018, St. Croix Surgical Systems, LLC filed a patent infringement claim against us in the U.S. District Court for the Northern District of California, or the Court, alleging that, among other things, our VASCADE family of products infringe three of St. Croix Surgical Systems, LLC’s issued patents relating to wound closure using blood clotting activation methods and seeking injunction and damages, including royalties on sales of our VASCADE family of products, among other things. In September 2018, we filed an answer and counterclaim and sought a declaratory judgment of noninfringement. The Court is expected to set a trial schedule in the near term.

Litigation is inherently unpredictable and can result in excessive or unanticipated verdicts and/or injunctive relief that affect how we operate our business. We could incur judgments or enter into settlements of claims for monetary damages or for agreements to change the way we operate our business, or both. There may be an increase in the scope of these matters or there may be additional lawsuits, claims, proceedings or investigations in the future, which could harm our business, financial condition and results of operations. Adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers’ confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In order to support our continued operations and the growth of our business, we may need to incur additional indebtedness under our existing Loan Agreement or seek capital through new equity or debt financings, which sources of additional capital may not be available to us on acceptable terms or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, it could harm our business and growth prospects.

Our operations have consumed substantial amounts of cash since inception and we intend to continue to make significant investments to support our continued business operations and growth, respond to business challenges or opportunities, expand our sales territories to new geographic locations and potentially acquire complementary businesses and technologies. For the years ended December 31, 2018 and 2019, our net cash used in operating activities was $14.6 million and $14.3 million, respectively. As of December 31, 2019, we had $13.6 million of cash and $5.1 million in current liabilities.

We are a party to the Loan Agreement with Solar Capital and Western Alliance Bank, pursuant to which these lenders have made available to us term loans in an aggregate principal amount not to exceed $50.0 million, of which $35.0 million was drawn as of December 31, 2019. The Loan Agreement contains customary affirmative and restrictive covenants, including with respect to our ability to enter into fundamental transactions, incur additional indebtedness, grant liens, pay any dividend or make any distributions to our holders, make investments, merge or consolidate with any other person or engage in transactions with our affiliates, as well as financial maintenance covenants, including a liquidity covenant. If we fail to comply with the covenants or payments specified in the Loan Agreement, the lenders could declare an event of default, which would give it the right to terminate its commitment to provide additional loans and declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. In addition, borrowings under the Loan Agreement are secured by substantially all of our properties, rights and assets, including intellectual property.

Our future capital requirements may be significantly different from our current estimates and will depend on many factors, including our growth rate, the expansion of sales and marketing activities, the expansion of sales territories to new geographic locations and the continuing market acceptance of our products. Accordingly, we may need to engage in equity or debt financings or collaborative arrangements to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve additional restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, during times of economic instability, it has been difficult for many companies to obtain financing in the public markets or to obtain debt financing, and we may not be able to obtain additional financing on commercially reasonable terms, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, it could harm our business and growth prospects.

Our operating results may fluctuate across periods, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

Our quarterly and annual operating results may fluctuate across periods, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to (i) the level of demand for our products, which may vary; (ii) the rate at which we grow our sales force and the speed at which newly hired salespeople become effective, and the associated cost and level of investment; (iii) the degree of competition in our industry and any change in the competitive landscape of our industry; (iv) the timing of customer orders or medical procedures using our products and the mix of products sold; (v) the timing and cost of, and level of investment in, research and development activities relating to our products; (vi) the cost of manufacturing our products, which may vary depending on the quantity of production and the terms of our agreements with third-party suppliers and manufacturers; and (vii) future accounting pronouncements or changes in our accounting policies.

The cumulative effects of these factors could result in fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.

This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, it could harm our business, financial condition and results or operations.

We are highly dependent on our senior management team and key personnel, as well as contract employees at our manufacturing facility, and our business could be harmed if we are unable to attract and retain personnel necessary for our success.

We are highly dependent on our senior management and key personnel, as well as contract employees at our manufacturing facility. Our success will depend on our ability to retain senior management and to attract and retain qualified personnel in the future, including sales and marketing professionals, engineers and other highly skilled personnel and to integrate current and additional personnel in all departments. We also depend on employees provided by Offshore at our manufacturing facility, particularly plant managers who oversee the daily operation of our manufacturing processes. We are reliant upon Offshore to provide these employees and have little control over their availability or expertise. The loss of members of our senior management, sales and marketing professionals and engineers as well as contract employees at our manufacturing facility could result in delays in product development and harm our business. If we are not successful in attracting and retaining highly qualified personnel, it would have a negative impact on our business, financial condition and results of operations.

Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms, or at all. To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have issued stock options that vest over time. The value to employees of stock options that vest over time may be significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management and development teams may terminate their employment with us on short notice. Our employment arrangements with our employees provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. We also do not maintain “key man” insurance policies on the lives of these individuals or the lives of any of our other employees.

We have increased the size of our organization and expect to further increase it in the future, and we may experience difficulties in managing this growth. If we are unable to manage the anticipated growth of our business, our future revenue and operating results may be harmed.

As of December 31 2019, we had 128 full-time employees, as well as 104 independent contractors at our manufacturing facility in Guaymas, Mexico. As our sales and marketing strategies develop and as we transition into operating as a public company, we expect to need additional managerial, operational, sales, marketing, financial and other personnel. Future growth would impose significant added responsibilities on members of management, including:

•	identifying, recruiting, integrating, maintaining and motivating additional employees;

•	managing our internal development efforts effectively, while complying with our contractual obligations to contractors and other third parties; and

•	improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to successfully market and sell our products will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

As demand for VASCADE and VASCADE MVP increases, we will need to continue to scale our capacity at our manufacturing facility, expand customer service, billing and systems processes and enhance our internal quality assurance program. We cannot assure you that any increases in scale, related improvements and quality assurance will be successfully implemented or that appropriate personnel will be available to facilitate the growth of our business. Failure to implement necessary procedures, transition to new processes or hire the necessary personnel could result in higher costs of processing data or inability to meet increased demand. If we encounter difficulty meeting market demand, quality standards or physician expectations, our reputation will be harmed and our business will suffer.

As a result of being a public company, we are obligated to develop and maintain proper and effective internal control over financial reporting and any failure to maintain the adequacy of these internal controls may negatively impact investor confidence in our company and, as a result, the value of our common stock.

We will be required pursuant to Section 404 of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the Securities and Exchange Commission, or SEC, following the date we are no longer an emerging growth company. We have not yet commenced the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation required under Section 404. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404. Any failure to maintain effective internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, we could be subject to sanctions or investigations by the New York Stock Exchange, or the NYSE, the SEC or other regulatory authorities and our access to the capital markets could be restricted in the future.

We have identified material weaknesses in our internal control over financial reporting. Failure to achieve and maintain effective internal control over financial reporting could harm our business and negatively impact the value of our common stock.

We have identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the audit of our financial statements as of and for the year ended December 31, 2018, we identified material weaknesses in our internal control over financial reporting. The material weaknesses we identified were as follows: (i) we did not design or maintain an effective control environment commensurate with our financial reporting requirements due to lack of a sufficient number of accounting professionals with the appropriate level of experience and training; (ii) we did not design and maintain formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures, and monitoring controls maintained at the corporate level were not at a sufficient level of precision to provide for the appropriate level of oversight of activities related to our internal control over financial reporting; (iii) we did not design and maintain effective controls over segregation of duties with respect to creating and posting manual journal entries; and (iv) we did not design and maintain formal accounting policies, processes and controls to analyze, account for and disclose complex transactions.

These material weaknesses resulted in a prior restatement of previously issued financial statements. Additionally, each of the control deficiencies could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim financial statements that would not be prevented or detected, and accordingly, we determined that these control deficiencies constitute material weaknesses.

We are in the process of implementing measures designed to improve our internal control over financial reporting and remediate the control deficiencies that led to the material weaknesses, including hiring additional accounting personnel and initiating design and implementation of our financial control environment, including the establishment of formal accounting policies and procedures, financial reporting controls and controls to account for and disclose complex transactions.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weakness in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting because no such evaluation has been previously required. If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, or identify any additional material weaknesses, the accuracy and timing of our financial reporting may be negatively impacted, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and our stock price may decline as a result.

Our history of recurring losses and anticipated expenditures raise substantial doubts about our ability to continue as a going concern. Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations.

We have incurred operating losses to date and it is possible we will never generate a profit. We have concluded that substantial doubt exists regarding our ability to continue as a going concern. Our financial statements included elsewhere in this prospectus have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of these uncertainties related to our ability to operate on a going concern basis.

The report of our independent registered public accounting firm on our financial statements as of and for the year ended December 31, 2018 includes an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern. If we are unable to raise sufficient capital when needed, our business, financial condition and results of operations will be harmed, and we will need to significantly modify our operational plans to continue as a going concern. If we are unable to continue as a going concern, we might have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements. The inclusion of a going concern explanatory paragraph by our auditors, our lack of cash resources and our potential inability to continue as a going concern may negatively impact our share price and our ability to raise new capital or to enter into critical contractual relations with third parties due to concerns about our ability to meet our contractual obligations.

Consolidation in the medical device industry could harm our revenue and results of operations.

Many medical device companies are consolidating to create new companies with greater market power. As the medical device industry consolidates, competition to provide goods and services to industry participants will become more intense. These industry participants may try to use their market power to negotiate price concessions or reductions for our products. If we reduce our prices because of consolidation in the medical device industry, our revenue would decrease, which could harm our business, financial condition and results of operations.

We may not be able to achieve or maintain satisfactory pricing and margins for our products, which could harm our business and results of operations.

Manufacturers of medical devices have a history of price competition, and we can give no assurance that we will be able to achieve satisfactory prices for our products or maintain prices at the levels we have historically achieved. The pricing of our products could be impacted by several factors, including pressure to improve margins at our customers from a decline in the amount that third-party payers reimburse our customers for procedures which incorporate the use of our products, which could make it difficult for customers to continue using, or to adopt, our products. If we are forced to lower the price we charge for our products, our gross margins will decrease, which will harm our ability to invest in and grow our business. If we are unable to maintain our prices, or if our costs increase and we are unable to offset such increase with an increase in our prices, our margins could erode. We may be subject to significant pricing pressure, which could harm our business and results of operations.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. Our ability to obtain components for our products could be disrupted if the operations of these suppliers were affected by a man-made or natural disaster or other business interruption. In addition, our corporate headquarters is located in Santa Clara, California, near major earthquake faults and fire zones, so that the ultimate impact on us for being located near earthquake faults and fire zones and being consolidated in a certain geographical area is unknown. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

We lease our manufacturing facility in Guaymas, Mexico, which is situated on or near earthquake fault lines, and we do not have redundant facilities. Should the facilities be significantly damaged or destroyed by natural or man-made disasters, such as earthquakes, fires or other events, it could take months to relocate or rebuild, during which time our manufacturing would cease or be delayed and our products may be unavailable. Moreover, the use of a new facility or new manufacturing, quality control, or environmental control equipment or systems generally requires FDA review and approval of a PMA supplement. Because of the time required to authorize manufacturing in a new facility under FDA and non-U.S. regulatory requirements, we may not be able to resume production on a timely basis even if we are able to replace production capacity in the event we lose manufacturing capacity. While we maintain property and business interruption insurance, such insurance has limits and would only cover the cost of rebuilding and relocating and lost revenue, but not general damage or losses caused by earthquakes or losses we may suffer due to our products being replaced by competitors’ products. The inability to perform our manufacturing activities, combined with our limited inventory of materials and components and manufactured products, may cause physicians to discontinue using our products or harm our reputation, and we may be unable to reestablish relationships with such physicians in the future. Consequently, a catastrophic event at our facility could harm our business, financial condition and results of operations.

Disease outbreaks, or the perception of their effects, could harm our business, financial condition and results of operations.

Outbreaks of epidemic, pandemic, or contagious diseases, such as COVID-19 or, historically, the Ebola virus, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, or the H1N1 virus, could harm our business and results of operations. For example, at the beginning of 2020, an outbreak of respiratory illness caused by a new coronavirus, or COVID-19, was first detected in Wuhan City, Hubei Province, China, and has spread to multiple countries, including the United States. Restrictions on the ability to travel, social distancing policies and recommendations and fears of COVID-19 spreading within medical centers may cause patients to delay or cancel procedures that use our devices. Travel and import restrictions may also disrupt our ability to manufacture or distribute our devices. In particular, certain of the components and materials used to manufacture our devices are exported from the United States to our manufacturing facility in Mexico, and we import finished products into the United States prior to delivery to customers. Any import or export or other cargo restrictions related to Mexico would restrict our ability to manufacture and ship products and harm our business, financial condition and results of operations. Our key personnel and other employees could also be affected by COVID-19 or another outbreak, potentially reducing their availability, and an outbreak such as COVID-19 or the procedures we take to mitigate its effect on our workforce could reduce the efficiency of our operations. In particular, our sales and marketing personnel often rely on in-person and onsite visits with healthcare providers as a part of our sales and marketing strategy, which may involve extensive air and other travel. These activities may be disrupted by travel restrictions or other effects of COVID-19 or another outbreak.

An increase of COVID-19-related hospital admissions may overload hospitals with unexpected patients, thereby delaying patients’ planned procedures that use our devices. In addition, the continued outbreak of COVID-19 could remain a widespread health crisis that continues to harm the economies and financial markets of many countries, resulting in a sustained economic downturn that could negatively impact hospitals’ and physicians’ demand for our products and drive demand for less costly alternatives, such as manual compression. Any of these events or outcomes could harm our business, financial condition and results of operations.

If we experience significant disruptions in our information technology systems, our business may be harmed.

We depend on our information technology systems for the efficient functioning of our business, including the manufacture, distribution and maintenance of our products, as well as for accounting, data storage, compliance, purchasing and inventory management. Our information technology systems may be subject to computer viruses, ransomware or other malware, attacks by computer hackers, failures during the process of upgrading or replacing software, databases or components thereof, power outages, damage or interruption from fires or other natural disasters, hardware failures, telecommunication failures and user errors, among other malfunctions. We could be subject to an unintentional event that involves a third party gaining unauthorized access to our systems, which could disrupt our operations, corrupt our data or result in release of our confidential information. Technological interruptions would disrupt our operations, including our ability to timely ship and track product orders, project inventory requirements, manage our supply chain and otherwise adequately service our customers or disrupt our customers’ ability use our products for treatments. In the event we experience significant disruptions, we may be unable to repair our systems in an efficient and timely manner. Accordingly, such events may disrupt or reduce the efficiency of our entire operation and harm our business, financial condition and results of operations. Currently, we carry business interruption coverage to mitigate certain potential losses but this insurance is limited in amount, and we cannot be certain that such potential losses will not exceed our policy limits. We are increasingly dependent on complex information technology to manage our infrastructure, including at our manufacturing facility. Our information systems require an ongoing commitment of significant resources to maintain, protect and enhance our existing systems. Failure to maintain or protect our information systems and data integrity effectively could harm our business, financial condition and results of operations.

Our results of operations will be harmed if we are unable to accurately forecast customer demand for our products.

We do not maintain large amounts of excess inventory at any given time. To ensure adequate supply, we must forecast inventory needs and manufacture our products based on our estimates of future demand. Our ability to accurately forecast demand for our products could be negatively affected by many factors, including our failure to accurately manage our expansion strategy, product introductions by competitors, an increase or decrease in customer demand for our products or for products of our competitors, our failure to accurately forecast customer acceptance of new products, unanticipated changes in general market conditions or regulatory matters and weakening of economic conditions or consumer confidence in future economic conditions. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs, which would cause our gross margin to be adversely affected and could impair the strength of our brand. Conversely, if we underestimate customer demand for our products, our manufacturing team may not be able to deliver products to meet our requirements, and this could result in damage to our reputation and customer relationships. In addition, if we experience a significant increase in demand, additional supplies of raw materials or additional manufacturing capacity may not be available when required on terms that are acceptable to us, or at all, or suppliers or may not be able to allocate sufficient capacity in order to meet our increased requirements, which will negatively affect our business, financial condition and results of operations.

We intend to expand sales of our products internationally in the future, but we may experience difficulties in obtaining regulatory clearance or approval or in successfully marketing our products internationally even if approved. A variety of risks associated with marketing our products internationally could harm our business.

We have obtained regulatory clearance to commercialize VASCADE and VASCADE MVP in CE mark countries, but have not yet started marketing our products internationally. Sales of our products outside of the United States will be subject to foreign regulatory requirements governing clinical trials and marketing approval. We will incur substantial expenses in connection with our international expansion. Additional risks related to operating in foreign countries include:

•	differing regulatory requirements in foreign countries;

•	differing reimbursement regimes in foreign countries, including price controls;

•	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses, reduced revenue and other obligations incident to doing business in another country;

•	difficulties staffing and managing foreign operations;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	potential liability under the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, or comparable foreign regulations;

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challenges enforcing our contractual and intellectual property rights as well as intellectual property theft, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States; and

•	business interruptions resulting from geopolitical actions, including war and terrorism.

These and other risks associated with our international operations may harm our ability to attain or maintain profitable operations, which would harm our business, financial condition and results of operations.

In addition, there can be no guarantee that we will receive approval to sell our products in every international market we target, nor can there be any guarantee that any sales would result even if such approval is received. Even though the FDA has granted marketing approval for our products, comparable regulatory authorities of foreign countries must also approve the manufacturing or marketing of the product in those countries. Approval in the United States, or in any other jurisdiction, does not ensure approval in other jurisdictions. Obtaining foreign approvals could result in significant delays, difficulties and costs for us and require additional trials and additional expenses. Regulatory requirements can vary widely from country to country and could delay the introduction of our products in those countries. Clinical trials conducted in one country may not be accepted by other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. If we fail to comply with these regulatory requirements or to obtain and maintain required approvals, our target market will be reduced and our ability to generate revenue will be diminished. Our inability to successfully enter all our desired international markets and manage business on a global scale could harm our business, financial results and results of operations.

There are also international privacy laws that impose restrictions on the collection, use, storage, disclosure, transfer and other processing of personal information, including health information. For example, the European Union General Data Protection Regulation, or GDPR, imposes stringent data protection requirements, including, for example, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention of information, increased requirements pertaining to special categories of data, such as health data, and additional obligations regarding third-party processors in connection with the processing of the personal data. Our failure to comply with these privacy laws or significant changes in the laws restricting our ability to obtain required patient information could significantly impact our business and our future business plans.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses, or NOLs, to offset future taxable income. A Section 382 “ownership change” generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. As of December 31, 2019, we had $131.8 million of federal net operating loss carryforwards and $99.4 million of state net operating loss carryforwards. The federal net operating loss carryforwards of $23.8 million arising in taxable years beginning after December 31, 2017 carry forward indefinitely, but the deduction for these carryforwards is limited to 80% of current-year taxable income. We have not conducted a Section 382 study to determine whether the use of our NOLs is impaired. Our ability to utilize NOLs may be currently subject to limitations due to prior ownership changes. In addition, future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code, further limiting our ability to utilize NOLs arising prior to such ownership change in the future. There is also a risk that due to statutory or regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities.

We may acquire other businesses which could require significant management attention, disrupt our business, dilute stockholder value and harm our results of operations.

As part of our business strategy, we may in the future make acquisitions or investments in complementary companies, products or technologies that we believe fit within our business model and can address the needs of physicians and healthcare providers. In the future, we may not be able to acquire and integrate other companies, products or technologies in a successful manner. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. In addition, the pursuit of potential acquisitions may divert the attention of management and cause us to incur additional expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, including increases in revenue, and any acquisitions we complete could be viewed negatively by our customers, investors and industry analysts.

Future acquisitions may reduce our cash available for operations and other uses and could result in amortization expense related to identifiable assets acquired. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition or the value of our common stock. The sale or issuance of equity to finance any such acquisitions would result in dilution to our stockholders. The incurrence of indebtedness to finance any such acquisition would result in fixed obligations and could also include covenants or other restrictions that could impede our ability to manage our operations. In addition, our future results of operations may be harmed by the dilutive effect of an acquisition, performance earn-outs or contingent bonuses associated with an acquisition. Furthermore, acquisitions may require large, one-time charges and can result in increased debt or contingent liabilities, adverse tax consequences, additional stock-based compensation expenses and the recording and subsequent amortization of amounts related to certain purchased intangible assets, any of which items could negatively affect our future results of operations. We may also incur goodwill impairment charges in the future if we do not realize the expected value of any such acquisitions.

The estimates of market opportunity and forecasts of market and revenue growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts are subject to significant uncertainty. Our estimates of the annual total addressable markets for our products are based on a number of internal and third-party estimates and assumptions, including, without limitation, the number of coronary, peripheral and electrophysiology procedures annually in the United States and worldwide, growth in number of procedures, the number of procedures that utilize femoral access over other access sites and whether more procedures will rely on femoral access as opposed to radial access, which our products are not designed for. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the annual total addressable market for our current or future products may prove to be incorrect. If the actual number of procedures, the price at which we can sell future products, or the annual total addressable market for our products is smaller than we have estimated, it may impair our sales growth and have an adverse impact on our business.

Risks related to government regulation and our industry

If we fail to comply with U.S. federal and state fraud and abuse and other healthcare laws and regulations, including those relating to kickbacks and false claims for reimbursement, we could face substantial penalties and our business operations and financial condition could be harmed.

Healthcare providers play a primary role in the distribution, recommendation, ordering and purchasing of any medical device for which we have or obtain marketing clearance or approval. Through our arrangements with healthcare professionals and customers, we are exposed to broadly applicable anti-fraud and abuse, anti-kickback, false claims and other healthcare laws and regulations that may constrain our business, our arrangements and relationships with customers, and how we market, sell and distribute our marketed medical devices. We have a compliance program, code of conduct and associated policies and procedures, but it is not always possible to identify and deter misconduct by our employees and other third parties, and the precautions we take to detect and prevent noncompliance may not be effective in protecting us from governmental investigations for failure to comply with applicable fraud and abuse or other healthcare laws and regulations.

In the United States, we are subject to various state and federal anti-fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and federal civil False Claims Act, or the FCA. There are similar laws in other countries. Our relationships with physicians, other health care professionals and hospitals are subject to scrutiny under these laws.

The laws that may affect our ability to operate include, among others:

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the Anti-Kickback Statute, which prohibits, among other things, knowingly and willingly soliciting, offering, receiving or paying remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual, or the purchase, order or recommendation of, items or services for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value, and the government can establish a violation of the Anti-Kickback Statute without proving that a person or entity had actual knowledge of the law or a specific intent to violate. In addition, the government may assert that a claim, including items or services resulting from a violation of the Anti-Kickback Statute, constitutes a false or fraudulent claim for purposes of the FCA. There are a number of statutory exceptions and regulatory safe harbors protecting certain business arrangements from prosecution under the Anti-Kickback Statute; however, those exceptions and safe harbors are drawn narrowly, and there may be limited or no exception or safe harbor for many common business activities. Certain common business activities including, certain reimbursement support programs, educational and research grants or charitable donations, and practices that involve remuneration to those who prescribe, purchase or recommend medical devices, including discounts, providing items or services for free or engaging such individuals as consultants, advisors or speakers, may be subject to scrutiny if they do not fit squarely within an exception or safe harbor and would be subject to a facts and circumstances analysis to determine compliance with the Anti-Kickback Statute. Our business may not in all cases meet all of the criteria for statutory exception or regulatory safe harbor protection from anti-kickback liability;

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federal civil and criminal false claims laws, including the FCA, and civil monetary penalties laws, which prohibits, among other things, persons or entities from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment of government funds and knowingly making, using or causing to be made or used, a false record or statement to get a false claim paid or to avoid, decrease or conceal an obligation to pay money to the federal government. A claim including items or services resulting from a violation of the Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. Actions under the FCA may be brought by the government or as a qui tam action by a private individual in the name of the government. These individuals, sometimes known as “relators” or, more commonly, as “whistleblowers,” may share in any amounts paid by the entity to the government in fines or settlement. Many medical device manufacturers have been investigated and have reached substantial financial settlements with the federal government under the FCA for a variety of alleged improper activities, including causing false claims to be submitted as a result of the marketing of their products for unapproved and thus non-reimbursable uses and interactions with prescribers and other customers, including those that may have affected their billing or coding practices and submission of claims to the federal government. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory monetary penalties for each false or fraudulent claim or statement. Because of the potential for large monetary exposure, healthcare and medical device companies often resolve allegations without admissions of liability for significant and material amounts to avoid the uncertainty of treble damages and per claim penalties that may be awarded in litigation proceedings;

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The Health Insurance Portability & Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payers, or knowingly and willfully falsifying, concealing or covering up a material fact or making a materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH Act, and their implementing regulations, also impose obligations, including mandatory contractual terms, on covered entities subject to the rule, such as health plans, healthcare clearinghouses and certain healthcare providers, as well as their business associates that perform certain services for them or on their behalf involving the use or disclosure of individually identifiable health information with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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the federal Physician Payments Sunshine Act, also known as Open Payments, which requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually, with certain exceptions to the Centers for Medicare & Medicaid Services, or CMS, information related to payments or other “transfers of value” made to physicians, as defined by such law, and teaching hospitals, and requires applicable manufacturers and group purchasing organizations to report annually to CMS ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report such information regarding payments and transfers of value provided, as well as ownership and investment interests held, during the previous year to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists and certified nurse-midwives; and

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analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers; state laws that require medical device companies to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state beneficiary inducement laws, which are state laws that require medical device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

State and federal regulatory and enforcement agencies continue to actively investigate violations of healthcare laws and regulations, and the U.S. Congress continues to strengthen the arsenal of enforcement tools. Most recently, the Bipartisan Budget Act of 2018, or the BBA, increased the criminal and civil penalties that can be imposed for violating certain federal health care laws, including the Anti-Kickback Statute. Enforcement agencies also continue to pursue novel theories of liability under these laws. In particular, government agencies have increased regulatory scrutiny and enforcement activity with respect to manufacturer reimbursement support activities and patient support programs, including bringing criminal charges or civil enforcement actions under the Anti-Kickback Statute, federal civil FCA and HIPAA’s healthcare fraud and privacy provisions.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available under such laws, it is possible that some of our business activities, including certain sales and marketing practices of VASCADE and VASCADE MVP, and financial arrangements with physicians, other healthcare providers, and other customers, could be subject to challenge under one or more such laws. For example, we support the value proposition of VASCADE by sharing a customer’s cost resulting from qualified access site bleeding complications from use of VASCADE up to $1,000. Therefore, if these arrangements were investigated, they would be subject to a facts and circumstances analysis to determine whether they include prohibited remuneration under the Anti-Kickback Statute. If an arrangement were deemed to violate the Anti-Kickback Statute, it may also subject us to violations under other fraud and abuse laws such as the federal civil FCA and civil monetary penalties laws. Moreover, such arrangements could be found to violate comparable state fraud and abuse laws.

Achieving and sustaining compliance with applicable federal and state anti-fraud and abuse laws may prove costly. If we or our employees are found to have violated any of the above laws we may be subjected to substantial criminal, civil and administrative penalties, including imprisonment, exclusion from participation in federal healthcare programs, such as Medicare and Medicaid, and significant fines, monetary penalties, forfeiture, disgorgement and damages, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our financial results. Any action or investigation against us for the violation of these healthcare fraud and abuse laws, even if successfully defended, could result in significant legal expenses and could divert our management’s attention from the operation of our business. Companies settling federal civil FCA, Anti-Kickback Statute or civil monetary penalties law cases also may be required to enter into a Corporate Integrity Agreement with the U.S. Department of Health and Human Services Office of Inspector General, or the OIG, in order to avoid exclusion from participation (such as loss of coverage for their products) in federal healthcare programs such as Medicare and Medicaid. Corporate Integrity Agreements typically impose substantial costs on companies to ensure compliance. Defending against any such actions can be costly, time-consuming and may require significant personnel resources, and may harm our business, financial condition and results of operations.

In addition, the medical device industry’s relationship with physicians is under increasing scrutiny by the OIG, the U.S. Department of Justice, or the DOJ, the state attorney generals and other foreign and domestic government agencies. Our failure to comply with requirements governing the industry’s relationships with physicians or an investigation into our compliance by the OIG, the DOJ, state attorney generals and other government agencies, could harm our business, financial condition and results of operations.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could harm our business, financial condition and results of operations.

We are exposed to the risk that our employees, independent contractors, consultants, commercial partners, distributors and vendors may engage in fraudulent or illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or disclosure of unauthorized activities to us that violates: (i) the laws of the FDA and other similar foreign regulatory bodies, including those laws requiring the reporting of true, complete and accurate information to such regulators; (ii) manufacturing standards; (iii) healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or (iv) laws that require the true, complete and accurate reporting of financial information or data. These laws may impact, among other things, future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commissions, certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials.

We have adopted a code of conduct, but it is not always possible to identify and deter misconduct by our employees and other third parties, and the precautions we take to detect and prevent these activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, disgorgement, imprisonment, additional integrity reporting and oversight obligations, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment of operations, any of which could adversely affect our ability to operate our business and our results of operations. Whether or not we are successful in defending against any such actions or investigations, we could incur substantial costs, including legal fees, and divert the attention of management in defending ourselves against any of these claims or investigations, which could harm our business, financial condition and results of operations.

Regulatory compliance is expensive, complex and uncertain, and a failure to comply could lead to enforcement actions against us and other negative consequences for our business.

The FDA and similar agencies regulate our products as medical devices. Complying with these regulations is costly, time-consuming, complex and uncertain. For instance, before a new medical device, or a new intended use for, an existing device can be marketed in the United States, a company must first submit and receive either 510(k) clearance or approval of a PMA from the FDA, unless an exemption applies. FDA regulations and regulations of similar agencies are wide-ranging and include, among other things, oversight of:

•	product design, development, manufacturing (including suppliers) and testing;

•	laboratory, preclinical and clinical studies;

•	product safety and effectiveness;

•	product labeling;

•	product storage and shipping;

•	record keeping;

•	pre-market clearance or approval;

•	marketing, advertising and promotion;

•	product sales and distribution;

•	product changes;

•	product recalls; and

•	post-market surveillance and reporting of deaths or serious injuries and certain malfunctions.

Our products are subject to extensive regulation by the FDA and non-U.S. regulatory agencies. Further, improvements of our products and any potential new products will be subject to extensive regulation and will likely require permission from regulatory agencies and ethics boards to conduct clinical trials and clearance or approval from the FDA and non-U.S. regulatory agencies prior to commercial sale and distribution. Failure to comply with applicable U.S. requirements regarding, for example, promoting, manufacturing or labeling our products, may subject us to a variety of administrative or judicial actions and sanctions, such as Form 483 observations, warning letters, untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution. Any enforcement action by the FDA and other comparable non-U.S. regulatory agencies could harm our business, financial condition and results of operations.

Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following actions:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•	unanticipated expenditures to address or defend such actions;

•	customer notifications for repair, replacement or refunds;

•	recall, detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying our requests for 510(k) clearance or PMA of new products or modified products;

•	operating restrictions;

•	withdrawing 510(k) clearances or PMAs that have already been granted;

•	refusal to grant export approval for our products; or

•	criminal prosecution.

If any of these events were to occur, it would have a negative impact on our business, financial condition and results of operations.

The FDA also regulates the advertising and promotion of our products to ensure that the claims we make are consistent with our regulatory clearances and approvals, that there are adequate and reasonable data to substantiate the claims and that our promotional labeling and advertising is neither false nor misleading in any respect. If the FDA determines that any of our advertising or promotional claims are misleading, not substantiated or not permissible, we may be subject to enforcement actions, including warning letters, and we may be required to revise our promotional claims and make other corrections or restitutions.

Our medical device operations are subject to pervasive and continuing FDA regulatory requirements, and failure to comply with these requirements could harm our business, financial condition and results of operations.

Medical devices regulated by the FDA are subject to “general controls” which include: registration with the FDA; listing commercially distributed products with the FDA; complying with cGMPs under QSR; filing reports with the FDA of and keeping records relative to certain types of adverse events associated with devices under the medical device reporting regulation; assuring that device labeling complies with device labeling requirements; reporting certain device field removals and corrections to the FDA; and obtaining pre-market notification 510(k) clearance for devices prior to marketing. Some devices known as “510(k)-exempt” devices can be marketed without prior marketing-clearance or approval from the FDA. Our products are designated as Class III products.

The medical device industry is now experiencing greater scrutiny and regulation by federal, state and foreign governmental authorities. Companies in our industry are subject to more frequent and more intensive reviews and investigations, often involving the marketing, business practices and product quality management. Such reviews and investigations may result in civil and criminal proceedings; the imposition of substantial fines and penalties; the receipt of warning letters, untitled letters, demands for recalls or the seizure of our products; the requirement to enter into corporate integrity agreements, stipulated judgments or other administrative remedies; and result in our incurring substantial unanticipated costs and the diversion of key personnel and management’s attention from their regular duties, any of which may harm our business, financial condition and results of operations, and may result in greater and continuing governmental scrutiny of our business in the future.

Additionally, federal, state and foreign governments and entities have enacted laws and issued regulations and other standards requiring increased visibility and transparency of our interactions with healthcare providers. For example, Open Payments requires us to annually report to CMS payments and other transfers of value to all U.S. physicians and U.S. teaching hospitals, with the reported information made publicly available on a searchable website. Failure to comply with these legal and regulatory requirements could impact our business, and we have had and will continue to spend substantial time and financial resources to develop and implement enhanced structures, policies, systems and processes to comply with these legal and regulatory requirements, which could harm our business, financial condition and results of operations.

Material modifications to our products may require new 510(k) clearances or pre-market approvals or may require us to recall or cease marketing our products until clearances or approvals are obtained, which could harm our business, financial condition and results of operations.

Modifications that could significantly affect the safety and effectiveness of our approved or cleared products, such as changes to the intended use or technological characteristics of our products, will require new 510(k) clearances or PMAs or require us to recall or cease marketing the modified devices until these clearances or approvals are obtained. Based on FDA published guidelines, the FDA requires device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplemental approval or clearance; however, the FDA can review a manufacturer’s decision. Any modification to an FDA-cleared device that could significantly affect its safety or efficacy or that would constitute a major change in its intended use would require a new 510(k) clearance or possibly a PMA. For Class III products such as VASCADE and VASCADE MVP, changes that affect safety and effectiveness will require the submission and approval of a PMA supplement. We may not be able to obtain additional 510(k) clearances or PMAs for new products or for modifications to, or additional indications for, our products in a timely fashion, or at all. Delays in obtaining required future clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth. We have made modifications to our products in the past and expect to make additional modifications in the future that we believe do not or will not require additional clearances or approvals. If the FDA disagrees and requires new clearances or approvals for these modifications, we may be required to recall and to stop selling or marketing such products as modified, which could harm our operating results and require us to redesign such products. In these circumstances, we may be subject to significant enforcement actions. The FDA may also change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions which may impact our ability to modify our currently approved or cleared products on a timely basis. Any of these actions could harm our business, financial condition and results of operations.

Although we have obtained regulatory clearance for commercialization of VASCADE and VASCADE MVP in the United States and Europe, they will remain subject to extensive regulatory scrutiny. If regulatory sanctions are applied or if regulatory clearance or approval is withdrawn, it would harm our business, financial condition and results of operations.

Although we have obtained regulatory clearance to commercialize VASCADE and VASCADE MVP in the United States and Europe, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies and submission of safety, effectiveness and other post-market information, including both federal and state requirements in the United States and requirements of comparable non-U.S. regulatory authorities.

Our manufacturing facility is required to comply with extensive requirements imposed by the FDA and comparable foreign regulatory authorities, including ensuring that quality control and manufacturing procedures conform to the QSR or similar regulations set by foreign regulatory authorities. As such, we will be subject to continual review and inspections to assess compliance with the QSR and adherence to commitments made in any 510(k) or PMA application. Accordingly, we continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

Any regulatory clearances or approvals that we have received for our products will be subject to limitations on the cleared or approved indicated uses for which the product may be marketed and promoted, will be subject to the conditions of approval, or will contain requirements for potentially costly post-marketing testing. We are required to report certain adverse events and production problems, if any, to the FDA and comparable foreign regulatory authorities. Any new legislation addressing product safety issues could result in increased costs to assure compliance. The FDA and other agencies, including the DOJ, closely regulate and monitor the post-clearance or approval marketing and promotion of products to ensure that they are marketed and distributed only for the cleared or approved indications and in accordance with the provisions of the cleared or approved labeling. We have to comply with requirements concerning advertising and promotion for our products.

Promotional communications with respect to devices are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the products’ cleared or approved labeling. As such, we may not promote our products for indications or uses for which they do not have clearance or approval. For certain changes to a cleared or approved product, including certain changes to product labeling, the holder of a cleared 510(k) or approved PMA application may be required to submit a new application and obtain clearance or approval. We train our marketing and sales force against promoting our products for uses outside of the cleared or approved indications for use, known as off-label uses. However, physicians or healthcare providers may use our products for off-label purposes and are allowed to do so when in the physician’s independent professional medical judgment he or she deems it appropriate. If the FDA determines that our promotional materials or training constitute promotion of an off-label or other improper use, or that our internal policies and procedures are inadequate to prevent such off-label uses, it could subject us to regulatory or enforcement actions as discussed below.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with our facility where the product is manufactured or disagrees with the promotion, marketing or labeling of a product, such regulatory agency may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things:

•	subject our facility to an adverse inspectional finding or Form 483, or other compliance or enforcement notice, communication or correspondence;

•	issue warning or untitled letters that would result in adverse publicity or may require corrective advertising;

•	impose civil or criminal penalties;

•	suspend or withdraw regulatory clearances or approvals;

•	refuse to clear or approve pending applications or supplements to approved applications submitted by us;

•	impose restrictions on our operations, including closing our sub-assembly suppliers’ facilities;

•	seize or detain products; or

•	require a product recall.

In addition, violations of the Federal Food, Drug and Cosmetic Act, relating to the promotion of approved products may lead to investigations alleging violations of federal and state healthcare fraud and abuse and other laws, as well as state consumer protection laws.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and negatively impact our ability to commercialize and generate revenue from our products. If regulatory sanctions are applied or if regulatory clearance or approval is withdrawn, it would harm our business, financial condition and results of operations.

If we or our suppliers fail to comply with the FDA’s QSR, or any applicable state equivalent, our operations could be interrupted and our potential product sales and operating results could suffer.

Our manufacturing processes and those of our third-party suppliers are required to comply with the FDA’s QSR, which covers the design controls, document controls, purchasing controls, identification and traceability, production and process controls, acceptance activities, nonconforming product requirements, corrective and preventive action requirements, labeling and packaging controls, handling, storage, distribution and installation requirements, complaint handling, records requirements, servicing requirements and statistical techniques potentially applicable to the production of our medical device products. In addition, we must engage in extensive recordkeeping and reporting and must make available our manufacturing facilities and records for periodic announced or unannounced inspections by governmental agencies, including the FDA, state authorities and comparable agencies in other countries. If we experience an unsuccessful Quality System inspection, our operations could be disrupted and our manufacturing could be interrupted. Failure to take adequate corrective action in response to an adverse Quality System inspection could result in, among other things, a shut-down of our manufacturing operations, significant fines, suspension of marketing clearances and approvals, seizures or recalls of our device, operating restrictions and criminal prosecutions, any of which would cause our business to suffer. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements, which may result in manufacturing delays for our product and cause our revenue to decline. We have registered with the FDA as a medical device manufacturer. We anticipate that we and certain of our third-party component suppliers will be subject to FDA and local regulatory inspections.

We can provide no assurance that we or our suppliers will continue to remain in compliance with QSR. If our manufacturing facility in Mexico are found to be in noncompliance or fail to take satisfactory corrective action in response to adverse QSR inspectional findings, the FDA could take legal or regulatory enforcement actions against us and/or our products, including but not limited to the cessation of sales or the recall of distributed products, which could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers’ demands. We may also be required to bear other costs or take other actions that may have a negative impact on our future sales and our ability to generate profits. Taking corrective action may be expensive, time-consuming and a distraction for management, and if we experience a shutdown or delay at our manufacturing facilities, we may be unable to produce our products, which would harm our business.

Current regulations depend heavily on administrative interpretation. If the FDA does not believe that we are in compliance with applicable FDA regulations, the agency could take legal or regulatory enforcement actions against us and/or our products. We are also subject to periodic inspections by the FDA and other governmental regulatory agencies, as well as certain third-party regulatory groups. Future interpretations made by the FDA or other regulatory bodies made during the course of these inspections may vary from current interpretations and may adversely affect our business and prospects. The FDA’s and other comparable non-U.S. regulatory agencies’ statutes, regulations or policies may change, and additional government regulation or statutes may be enacted, which could increase post-approval regulatory requirements, or delay, suspend or prevent marketing of any cleared or approved products or necessitate the recall of distributed products. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.

The medical device industry has been under heightened FDA scrutiny as the subject of government investigations and enforcement actions. If our operations and activities are found to be in violation of any FDA laws or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines and other legal and/or agency enforcement actions. Any penalties, damages, fines or curtailment or restructuring of our operations or activities could harm our ability to operate our business and our financial results. The risk of us being found in violation of FDA laws is increased by the fact that many of these laws are broad and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend ourselves against that action and its underlying allegations, could cause us to incur significant legal expenses and divert management’s attention from the operation of our business. Where there is a dispute with a federal or state governmental agency that cannot be resolved to the mutual satisfaction of all relevant parties, we may determine that the costs, both real and contingent, are not justified by the commercial returns to us from maintaining the dispute or the product.

Various claims, design features or performance characteristics of our medical devices that we may regard as permitted by the FDA without marketing clearance or approval, may be challenged by the FDA or state or foreign regulators. The FDA or state or foreign regulatory authorities may find that certain claims, design features or performance characteristics, in order to be made or included in the products, may have to be supported by further studies and marketing clearances or approvals, which could be lengthy, costly and possibly unobtainable.

Our products may be subject to recalls after receiving FDA or foreign approval or clearance, which could divert managerial and financial resources, harm our reputation and our business.

The FDA and similar foreign governmental authorities have the authority to require the recall of our products because of any failure to comply with applicable laws and regulations, or defects in design or manufacture. A government mandated or voluntary product recall by us could occur because of, for example, component failures, device malfunctions or other adverse events, such as serious injuries or deaths, or quality-related issues, such as manufacturing errors or design or labeling defects. Any future recalls of our products could divert managerial and financial resources, harm our reputation and negatively impact our business.

If we initiate a correction or removal for one of our devices to reduce a risk to health posed by the device, we would be required to submit a publicly available Correction and Removal report to the FDA and, in many cases, similar reports to other regulatory agencies. This report could be classified by the FDA as a device recall which could lead to increased scrutiny by the FDA, other international regulatory agencies and our customers regarding the quality and safety of our devices. Furthermore, the submission of these reports has been and could be used by competitors against us in competitive situations and cause customers to delay purchase decisions or cancel orders and would harm our reputation.

If any of our products cause or contribute to a death or a serious injury or malfunction in certain ways, we will be required to report under applicable medical device reporting regulations, or MDRs, which can result in voluntary corrective actions or agency enforcement actions and harm our reputation, business, financial condition and results of operations.

Under MDRs, medical device manufacturers are required to report to the FDA information that a device has or may have caused or contributed to a death or serious injury or has malfunctioned in a way that would likely cause or contribute to death or serious injury if the malfunction of the device or one of our similar devices were to recur. If we fail to report events required to be reported to the FDA within the required timeframes, or at all, the FDA could take enforcement action and impose sanctions against us. Any such adverse event involving our products also could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection or enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, would require our time and capital, distract management from operating our business and may harm our reputation, business, financial condition and results of operations.

From time to time, we engage outside parties to perform services related to certain of our clinical studies and trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to complete our clinical studies and may incur significant additional costs.

From time to time, we engage consultants to help design, monitor and analyze the results of certain of our clinical studies and trials. The consultants we engage interact with clinical investigators to enroll patients in our clinical trials. We depend on these consultants and clinical investigators to conduct clinical studies and trials and monitor and analyze data from these studies and trials under the investigational plan and protocol for the study or trial and in compliance with applicable regulations and standards, such as the FDA’s Good Clinical Practice, or GCP, guidelines and FDA human subject protection regulations. We may face delays in completing our clinical studies if these parties do not perform their obligations in a timely, compliant or competent manner. If these third parties do not successfully carry out their duties or meet expected deadlines, or if the quality, completeness or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical trial protocols or for other reasons, our clinical studies or trials may be extended, delayed or terminated or may otherwise prove to be unsuccessful, and we may have to conduct additional studies, which would significantly increase our costs.

Healthcare reform initiatives and other administrative and legislative proposals may harm our business, financial condition, results of operations and cash flows in our key markets.

There have been and continue to be proposals by the federal government, state governments, regulators and third-party payers to control or manage the increased costs of healthcare and, more generally, to reform the U.S. healthcare system. Certain of these proposals could limit the prices we are able to charge for our products or the coverage and reimbursement available for our products and could limit the acceptance and availability of our products. The adoption of proposals to control costs could harm our business, financial condition and results of operations.

For example, in the United States, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, together, the Affordable Care Act or the ACA, is a sweeping measure intended to expand healthcare coverage within the United States, primarily through the imposition of health insurance mandates on employers and individuals, the provision of subsidies to eligible individuals enrolled in plans offered on the health insurance exchanges and the expansion of the Medicaid program. Implementation of the ACA will impact existing government healthcare programs and will result in the development of new programs.

There have been judicial and Congressional challenges to certain aspects of the ACA, as well as recent efforts by the current U.S. presidential administration to repeal or replace certain aspects of the ACA, and we expect such challenges and amendments to continue. For example, since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. Legislation enacted in 2017, informally known as the Tax Cuts and Jobs Act, or the TCJA, includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Further, the BBA, among other things, amended the ACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” In December 2018, CMS published a new final rule further permitting collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. In addition, the 2020 federal spending package permanently eliminates, effective January 1, 2020, the ACA-mandated medical device tax and the “Cadillac” tax on high-cost employer-sponsored health coverage and, effective January 1, 2021, also eliminates the health insurer tax. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the TCJA. Additionally, on December 18, 2019, the U.S. Court of Appeals for the Fifth Circuit upheld the District Court ruling that that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. It is unclear how this decision, future decisions, subsequent appeals and other efforts to repeal and replace the ACA will impact the ACA and our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, includes reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2029 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

We cannot assure you that the ACA, as currently enacted or as amended in the future, will not harm our business and financial results, and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform will affect our business.

There likely will continue to be legislative and regulatory proposals at the federal and state levels directed at containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future or their full impact. The continuing efforts of the government, insurance companies, managed care organizations and other payers of healthcare services to contain or reduce costs of healthcare may harm:

•	our ability to set a price that we believe is fair for our products;

•	our ability to generate revenue and achieve or maintain profitability; and

•	the availability of capital.

Further, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed and enacted federal legislation designed to bring transparency to product pricing and reduce the cost of products and services under government healthcare programs. While some of these measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control product costs. Additionally, individual states in the United States have also increasingly passed legislation and implemented regulations designed to control product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures. Moreover, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what products to purchase and which suppliers will be included in their healthcare programs. Adoption of price controls and other cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures may prevent or limit our ability to generate revenue and attain profitability.

Various new healthcare reform proposals are emerging at the federal and state level. Any new federal and state healthcare initiatives that may be adopted could limit the amounts that federal and state governments will pay for healthcare products and services, and could harm our business, financial condition and results of operations.

Our collection, use, storage, disclosure, transfer and other processing of personal information, could give rise to significant costs, liabilities and other risks, including as a result of investigations, inquiries, litigation, fines, legislative and regulatory action and negative press about our privacy and data protection practices, which may harm our business, financial conditions, results of operations and prospects.

In the course of our operations, we collect, use, store, disclose, transfer and otherwise process an increasing volume of personal information, including from our employees and third parties with whom we conduct business. The collection, use, storage, disclosure, transfer and other processing of personal information is increasingly subject to a wide array of federal, state and foreign laws and regulations regarding data privacy and security, including comprehensive laws of broad application, such as the EU General Data Protection Regulation, that are intended to protect the privacy of personal information that is collected, used, stored, disclosed, transferred and otherwise processed in or from the governing jurisdiction. As we seek to expand our business, we are, and may increasingly become, subject to various laws, regulations and standards, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which we operate. When conducting clinical trials, we face risks associated with collecting trial participants’ data, especially health data, in a manner consistent with applicable laws and regulations, such as GCP guidelines or FDA human subject protection regulations.

In many cases, these laws and regulations apply not only to third-party transactions, but also to transfers of information between or among us, any affiliates and other parties with whom we conduct business. These laws, regulations and standards may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may harm our business, financial condition and results of operations. The regulatory framework for data privacy and security worldwide is continuously evolving and developing and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future.

We are subject to diverse laws and regulations relating to data privacy and security. In the United States, various federal and state regulators have adopted, or are considering adopting, laws and regulations concerning personal information and data security, including HIPAA. This patchwork of legislation and regulation may give rise to conflicts or differing views of personal privacy rights. For example, certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. Additionally, new privacy rules are being enacted in the United States and globally, and existing ones are being updated and strengthened. For example, the California Consumer Privacy Act, or the CCPA, which increases privacy rights for California residents and imposes obligations on companies that process their personal information, came into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. The CCPA was amended in September 2018 and November 2019, and it is possible that further amendments will be enacted, but even in its current form it remains unclear how various provisions of the CCPA will be interpreted and enforced. State laws are changing rapidly and there is discussion in Congress of a new federal data protection and privacy law to which we would become subject if it is enacted. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time, may require us to modify our data processing practices and policies, divert resources from other initiatives and projects, and could restrict the way products and services involving data are offered, all of which may harm our business, financial condition and results of operations.

In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards. We expect that there will continue to be new proposed laws and regulations concerning data privacy and security, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. New laws, amendments to or re-interpretations of existing laws, regulations, standards and other obligations may require us to incur additional costs and restrict our business operations. Because the interpretation and application of laws, regulations, standards and other obligations relating to data privacy and security are still uncertain, it is possible that these laws, regulations, standards and other obligations may be interpreted and applied in a manner that is inconsistent with our data processing practices and policies or the features of our products and services. If so, in addition to the possibility of fines, lawsuits, regulatory investigations, public censure, other claims and penalties, and significant costs for remediation and damage to our reputation, we could be materially and adversely affected if legislation or regulations are expanded to require changes in our data processing practices and policies or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively impact our business, financial condition and results of operations. We may be unable to make such changes and modifications in a commercially reasonable manner, or at all. Any inability to adequately address data privacy or security-related concerns, even if unfounded, or to comply with applicable laws, regulations, standards and other obligations relating to data privacy and security, could result in additional cost and liability to us, harm our reputation and brand, damage our relationships with consumers and harm our business, financial condition and results of operations.

We make public statements about our use and disclosure of personal information through our privacy policies, information provided on our website and press statements. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Any concerns about our data privacy and security practices, even if unfounded, could damage the reputation of our business and harm our business, financial condition and results of operations.

Complying with these numerous, complex and often changing regulations is expensive and difficult. Any failure or perceived failure by us or our service providers to comply with our posted privacy policies or with any applicable federal, state or similar foreign laws, regulations, standards, certifications or orders relating to data privacy, security or consumer protection, or any compromise of security that results in the theft, unauthorized access, acquisition, use, disclosure, or misappropriation of personal information or other user data, could result in significant fines or penalties, negative publicity or proceedings or litigation by governmental agencies or consumers, including class action privacy litigation in certain jurisdictions, which would subject us to significant awards, penalties or judgments, one or all of which could require us to change our business practices or increase our costs and could materially and adversely affect our business, financial condition and results of operations. In addition, if our practices are not consistent, or viewed as not consistent, with legal and regulatory requirements, including changes in laws, regulations and standards or new interpretations or applications of existing laws, regulations and standards, we may also become subject to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, criminal or civil sanctions, all of which may harm our business, financial condition and results of operations.

Breaches or failures of our systems or website security, the theft, unauthorized access, acquisition, use, disclosure, modification or misappropriation of personal information, the occurrence of fraudulent activity, or other data security-related incidents may have a material and adverse impact on our business, financial condition and results of operations.

We collect, use, store, disclose, transfer and otherwise process a growing volume of personal information and other confidential, proprietary and sensitive data. Breaches or failures of security involving our systems or website or those of any of our service providers may occur, and could result in the theft, unauthorized access, acquisition, use, disclosure, modification or misappropriation of personal information of our trial participants, employees or third parties with whom we conduct business, or other confidential, proprietary and sensitive data, fraudulent activity, or system disruptions or shutdowns. The occurrence of any actual or attempted breach, failure of security or fraudulent activity, the reporting of such an incident, whether accurate or not, or our failure to make adequate or timely disclosures to the public or law enforcement agencies following any such event, whether due to delayed discovery or a failure to follow existing protocols, could result in claims made against us or our service providers, which could result in state and/or federal litigation and related financial liabilities, as well as criminal penalties or civil liabilities, regulatory actions from state and/or federal governmental authorities, and significant fines, orders, sanctions, litigation and claims against us by consumers or third parties and related indemnification obligations. Actual or perceived security breaches or failures could also cause financial losses, increased costs, interruptions in the operations of our businesses, misappropriation of assets, significant damage to our brand and reputation with consumers and third parties with whom we do business, and result in adverse publicity, loss of consumer confidence, distraction to our management, and reduced sales and profits, any or all of which could harm our business, financial condition and results of operations.

Such breaches, failures and fraudulent activity may take many forms, including check fraud, fraudulent inducement, electronic fraud, wire fraud, computer viruses, phishing, social engineering, denial or degradation of service attacks, malware, ransomware or other cyber-attacks, and other dishonest acts, any of which could be the result of a circumvention or failure of our data security processes, procedures, tools, and controls. Our systems are also subject to compromise from internal threats, such as theft, misuse, unauthorized access or other improper actions by employees, service providers and other third parties with otherwise legitimate access to our systems and website. Data security-related incidents and fraudulent activity are increasing in frequency and evolving in nature. We rely on a framework of security, processes, procedures, tools, and controls designed to protect our information and assets but, given the unpredictability of the timing, nature and scope of data security-related incidents and fraudulent activity, there can be no assurance that any security procedures and controls that we or our service providers have implemented will be sufficient to prevent data security-related incidents or other fraudulent activity from occurring. Furthermore, because the methods of attack and deception change frequently, are increasingly complex and sophisticated, and can originate from a wide variety of sources, including third parties such as service providers and even nation-state actors, despite our reasonable efforts to ensure the integrity of our systems and website, it is possible that we may not be able to anticipate, detect, appropriately react and respond to, or implement effective preventative measures against, all security breaches and failures and fraudulent activity. Any of the foregoing could harm our business, financial condition and results of operations.

We also face risks associated with security breaches affecting third parties with whom we are affiliated or otherwise conduct business. Due to applicable laws and regulations or contractual obligations, we may be held responsible for any breach, failure or fraudulent activity attributed to our service providers as they relate to the information we share with them. In addition, because we do not control our service providers and our ability to monitor their data security is limited, we cannot ensure the security measures they take will be sufficient to protect our information. We may be required to expend significant capital and other resources to protect against, respond to, and recover from any potential, attempted, or existing security breaches or failures and their consequences. As data security-related threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. In addition, our remediation efforts may not be successful. The inability to implement, maintain and upgrade adequate safeguards could have a material and adverse impact on our business, financial condition and results of operations. Moreover, there could be public announcements regarding any data security-related incidents and any steps we take to respond to or remediate such incidents, and if securities analysts or investors perceive these announcements to be negative, it could, among other things, have a substantial adverse effect on the price of our common stock. Any of the foregoing could harm our business, financial condition and results of operations.

We do not currently maintain cybersecurity insurance, and our general liability insurance and corporate risk program may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for all liability that may be imposed. Therefore, the successful assertion of one or more large claims against us in connection with a breach or other cybersecurity-related matter could harm our business, financial condition and results of operations.

Our operations involve hazardous materials and we and third parties with whom we contract must comply with environmental laws and regulations, which can be expensive and restrict how we do business, and could expose us to liability if our use of such hazardous materials causes injury.

Our manufacturing processes currently require the controlled use of potentially harmful chemicals. We cannot eliminate the risk of accidental contamination or injury to contracted employees from Offshore or third parties from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources or any applicable insurance coverage we may have. Additionally, we are subject to, on an ongoing basis, Mexican laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations may become significant and could negatively impact our financial condition, results of operations and cash flows. In the event of an accident or if we otherwise fail to comply with applicable regulations, we could lose our permits or approvals or be held liable for damages or penalized with fines.

We are subject to numerous laws and regulations related to anti-bribery and anti-corruption laws, such as the FCPA and the U.K. Bribery Act, in which violations of these laws could result in substantial penalties and prosecution.

For our operations outside the United States, we are similarly subject to various heavily-enforced anti-bribery and anti-corruption laws, such as the FCPA and similar laws around the world. These laws generally prohibit U.S. companies and their employees and intermediaries from offering, promising, authorizing or making improper payments to foreign government officials for the purpose of obtaining or retaining business or gaining any advantage. We face significant risks if we, which includes our third-party business partners and intermediaries, fail to comply with the FCPA or other anti-corruption and anti-bribery laws. In many foreign countries, particularly in countries with developing economies, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. To that end, while we have adopted and implemented internal control policies and procedures and employee training and compliance programs to deter prohibited practices, such compliance measures ultimately may not be effective in prohibiting our employees, contractors, business partners, intermediaries or agents from violating or circumventing our policies and/or the law.

Responding to any enforcement action or related investigation may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees. Any violation of the FCPA or other applicable anti-bribery, anti-corruption or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, which could harm our business, financial condition and results of operations.

Clinical trials may be delayed, suspended or terminated for many reasons, which will increase our expenses and delay the time it takes to expand our evidence base for our products.

We plan to continue to develop and execute clinical studies for VASCADE and VASCADE MVP. We may experience delays in ongoing or future clinical studies, and we do not know whether future clinical studies will begin on time, need to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. The commencement and completion of clinical trials for future products or indications may be delayed, suspended or terminated as a result of many factors, including:

•	the delay or refusal of regulators or Institutional Review Boards, or IRBs, to authorize us to commence a clinical trial at a prospective trial site;

•	changes in regulatory requirements, policies and guidelines;

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delays or failure to reach agreement on acceptable terms with prospective clinical research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	delays in patient enrollment and variability in the number and types of patients available for clinical trials;

•	the inability to enroll a sufficient number of patients in trials to observe statistically significant treatment effects in the trial;

•	having clinical sites deviate from the trial protocol or dropping out of a trial;

•	safety or tolerability concerns that could cause us to suspend or terminate a trial if we find that the participants are being exposed to unacceptable health risks;

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regulators or IRBs requiring that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or safety concerns, among others;

•	lower than anticipated retention rates of patients and volunteers in clinical trials;

•

our CROs or clinical trial sites failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, deviating from the protocol or dropping out of a trial;

•	delays relating to adding new clinical trial sites; and

•	exceeding budgeted costs due to difficulty in accurately predicting costs associated with clinical trials.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs or the Ethics Committees of institutions at which such trials are being conducted, by the Data Safety Monitoring Board for such trial or by the FDA or other regulatory authorities. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements, including GCP regulations, or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate safety and effectiveness, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

In addition, we may encounter delays if the FDA concludes that our financial relationships with investigators result in a perceived or actual conflict of interest that may have affected the interpretation of a study, the integrity of the data generated at the applicable clinical trial site or the utility of the clinical trial itself. Principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive cash compensation and/or stock options in connection with such services. If these relationships and any related compensation to or ownership interest by the clinical investigator carrying out the study result in perceived or actual conflicts of interest, or if the FDA concludes that the financial relationship may have affected interpretation of the study, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection by the FDA. Any such delay or rejection could prevent us from expanding the evidence base for VASCADE or VASCADE MVP and may harm future sales growth of our products.

Risks related to our intellectual property

If we are unable to obtain and maintain patent or other intellectual property protection for any products we develop or for our technology, or if the scope of the patent and other intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize any products we may develop, and our technology, may be harmed.

As with other medical device companies, our success depends in large part on our ability to obtain, maintain and solidify a proprietary position for our products, which will depend upon our success in obtaining effective patent protection in the United States and other countries that cover, and other intellectual property with respect to, such products, their manufacturing processes and their intended methods of use and enforcing those patent claims once granted as well as our other intellectual property. In some cases, we may not be able to obtain issued claims covering our technologies which are sufficient to prevent third parties, such as our competitors, from utilizing our technology. Any failure to obtain or maintain patent and other intellectual property protection with respect to our products or other aspects of our business could harm our business, financial condition and results of operations.

Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions, obtain, maintain and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our patents. Additionally, we cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors or other third parties.

The patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, suppliers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our inventions and the prior art allow our inventions to be patentable over the prior art. Furthermore, the publication of discoveries in scientific literature often lags behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in any of our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from or license to third parties and are therefore reliant on our licensors or licensees. Therefore, these and any of our patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. Defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example, with respect to proper priority claims, inventorship and the like, although we are unaware of any such defects that we believe are of importance. If we or any current or future licensors or licensees fail to establish, maintain, protect or enforce such patents and other intellectual property rights, such rights may be reduced or eliminated. If any current or future licensors or licensees are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation or prosecution of our patents or patent applications, such patents or applications may be invalid and unenforceable. Any of these outcomes could impair our ability to prevent competition from third parties, which may harm our business.

The strength of patent rights generally, and particularly the patent position of medical device companies, involves complex legal and scientific questions and can be uncertain, and has been the subject of much litigation in recent years. This uncertainty includes changes to the patent laws through either legislative action to change statutory patent law or court action that may reinterpret existing law or rules in ways affecting the scope or validity of issued patents. Our current or future patent applications may fail to result in issued patents in the United States or foreign countries with claims that cover our products. Even if patents do successfully issue from our patent applications, third parties may challenge the validity, enforceability or scope of such patents, which may result in such patents being narrowed, invalidated or held unenforceable. Any successful challenge to our patents could deprive us of exclusive rights necessary for the successful commercialization of our products. Furthermore, even if they are unchallenged, our patents may not adequately protect our products, provide exclusivity for our products or prevent others from designing around our claims. If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical technology and products would be adversely affected. If the breadth or strength of protection provided by the patents we hold or pursue with respect to our products is challenged, it could dissuade companies from collaborating with us to develop, or threaten our ability to commercialize, our products.

Patents have a limited lifespan. In the United States, the natural expiration of a utility patent is generally 20 years after its effective filing date and the natural expiration of a design patent is generally 14 years after its issue date, unless the filing date occurred on or after May 13, 2015, in which case the natural expiration of a design patent is generally 15 years after its issue date. However, the actual protection afforded by a patent varies from country to country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Without patent protection for our products and services, we may be open to competition. Further, if we encounter delays in our development efforts, the period of time during which we could market our products and services under patent protection would be reduced and, given the amount of time required for the development, testing and regulatory review of planned or future products, patents protecting such products might expire before or shortly after such products are commercialized. For information regarding the expiration dates of patents in our patent portfolio, see “Business—Intellectual property.” As our patents expire, the scope of our patent protection will be reduced, which may reduce or eliminate any competitive advantage afforded by our patent portfolio. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if patent applications we license or own, currently or in the future, issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we own may be challenged, narrowed, circumvented or invalidated by third parties. Consequently, we do not know whether our products or other technologies will be protectable or remain protected by valid and enforceable patents. Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner which could harm our business, financial condition and results of operations.

Some of our patents and patent applications may in the future be co-owned with third parties. If we are unable to obtain an exclusive license to any such third party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could harm our business, financial condition and results of operations.

Additionally, we may find it necessary or prudent to acquire or obtain licenses from third party intellectual property holders. However, we may be unable to acquire or secure such licenses to any intellectual property rights from third parties that we identify as necessary for our products or any future products we may develop. The acquisition or licensing of third party intellectual property rights is a competitive area, and our competitors may pursue strategies to acquire or license third party intellectual property rights that we may consider attractive or necessary. Our competitors may have a competitive advantage over us due to their size, capital resources and greater development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to acquire or license third party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant product, which could harm our business, financial condition and results of operations.

Patents covering our products or technologies could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad, which could harm our business, financial condition and results of operations.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. We may be subject to a third-party preissuance submission of prior art to the U.S. Patent and Trademark Office, or the USPTO, or become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review, or IPR, or interference proceedings or other similar proceedings challenging our patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, such patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, we may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge our priority of invention or other features of patentability with respect to our patents and patent applications. Such challenges may result in loss of patent rights, in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our products or technologies. Such proceedings also may result in substantial cost and require significant time from our management, even if the eventual outcome is favorable to us.

In addition, if we initiate legal proceedings against a third party to enforce a patent covering our products, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. Defenses of these types of claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. Third parties may also raise claims challenging the validity or enforceability of our patents before administrative bodies in the United States or abroad, even outside the context of litigation, including through re-examination, post-grant review, IPR, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions (such as opposition proceedings). Such proceedings could result in the revocation of, cancellation of or amendment to our patents in such a way that they no longer cover our products or technologies. The outcome for any particular patent following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant or other third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our products and technology. Such a loss of patent protection would harm our business, financial condition and results of operations.

The medical device industry is characterized by patent litigation and we are currently party to, and in the future could become subject to, litigation that could be costly, result in the diversion of management’s time and efforts, require us to pay damages or prevent us from marketing our existing or future products.

Patent litigation is prevalent in the medical device and diagnostic sectors. Our commercial success depends in part upon our ability and that of our contract manufacturers and suppliers to manufacture, market, to sell our planned products, and to use our proprietary technologies without infringing, misappropriating or otherwise violating the proprietary rights or intellectual property of third parties. We are currently party to, and may in the future become party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology. For example, we are currently party to litigation in which St. Croix filed a patent infringement claim against us in the Court, alleging that, among other things, our VASCADE family of products infringe three of St. Croix’s issued patents relating to wound closure using blood clotting activation methods. Additional third parties may assert infringement claims against us based on existing or future intellectual property rights, regardless of merit. If we are found to infringe a third-party’s intellectual property rights, we could be required to obtain a license from such third-party to continue developing and marketing our products and technology. We may also elect to enter into such a license in order to settle pending or threatened litigation. However, we may not be able to obtain any required license on commercially reasonable terms, or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us, and could require us to pay significant royalties and other fees. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for monetary damages, which may be significant. If we are found to have willfully infringed a third-party patent, we could be required to pay treble damages and attorneys’ fees. A finding of infringement could prevent us from commercializing our planned products in commercially important territories, or force us to cease some of our business operations, which could harm our business. Many of our employees were previously employed at, and many of our current advisors and consultants are employed by, universities or other biotechnology, medical device or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, advisors and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we, or these employees, have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. These and other claims that we have misappropriated the confidential information or trade secrets of third parties can have a similar negative impact on our business to the infringement claims discussed above.

Even if we are successful in defending against intellectual property claims, litigation or other legal proceedings relating to such claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial negative impact on the price of our common shares. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of litigation or other intellectual property related proceedings could harm our business, financial condition and results of operations.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Obtaining and maintaining our patent protection depends on compliance with various procedural measures, document submissions, fee payments and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our patents and applications. The USPTO and various non-U.S. government agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. In some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in the abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market with similar or identical products or technology, which could harm our business, financial condition and results of operations.

We have limited foreign intellectual property rights and may not be able to protect our intellectual property and proprietary rights throughout the world, which could harm our business, financial condition and results of operations.

We have limited intellectual property rights outside the United States. Filing, prosecuting and defending patents on our products in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition and results of operations may be harmed.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we were the first to file any patent application related to our products or invent any of the inventions claimed in our patents or patent applications.

The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, IPR and derivation proceedings.

Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. In addition, future actions by the U.S. Congress, the federal courts and the USPTO could cause the laws and regulations governing patents to change in unpredictable ways. Any of the foregoing could harm our business, financial condition and results of operations.

In addition, recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. We cannot predict how this and future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patents. Any similar adverse changes in the patent laws of other jurisdictions could also harm our business, financial condition, results of operations and prospects.

We may be subject to claims challenging the ownership or inventorship of our patents and other intellectual property and, if unsuccessful in any of these proceedings, we may be required to obtain licenses from third parties, which may not be available on commercially reasonable terms, or at all, or to cease the development, manufacture and commercialization of one or more of our products.

We may be subject to claims that current or former employees, collaborators or other third parties have an interest in our patents, trade secrets or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our products. Litigation may be necessary to defend against these and other claims challenging inventorship of our patents, trade secrets or other intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our products. If we were to lose exclusive ownership of such intellectual property, other owners may be able to license their rights to other third parties, including our competitors. We also may be required to obtain and maintain licenses from third parties, including parties involved in any such disputes. Such licenses may not be available on commercially reasonable terms, or at all, or may be non-exclusive. If we are unable to obtain and maintain such licenses, we may need to cease the development, manufacture and commercialization of one or more of our products. The loss of exclusivity or the narrowing of our patent claims could limit our ability to stop others from using or commercializing similar or identical technology and products. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could harm our business, financial condition and results of operations.

Third-party claims of intellectual property infringement, misappropriation or other violation against us or our collaborators may prevent or delay the sale and marketing of our products.

The medical device industry is highly competitive and dynamic. Due to the focused research and development that is taking place by several companies, including us and our competitors, in this field, the intellectual property landscape is in flux, and it may remain uncertain in the future. As such, we could become subject to significant intellectual property-related litigation and proceedings relating to our or third-party intellectual property and proprietary rights.

Our commercial success depends in part on our and any potential future collaborators’ ability to develop, manufacture, market and sell any products that we may develop and use our proprietary technologies without infringing, misappropriating or otherwise violating the patents and other intellectual property or proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us or any potential collaborators to alter our development or commercial strategies, obtain licenses or cease certain activities. The medical device industry is characterized by extensive litigation regarding patents and other intellectual property rights, as well as administrative proceedings for challenging patents, including interference, inter partes or post-grant review, derivation and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions.

Third parties, including our competitors, may currently have patents or obtain patents in the future and claim that the manufacture, use or sale of our products infringes upon these patents. We have not conducted an extensive search of patents issued or assigned to other parties, including our competitors, and no assurance can be given that patents containing claims covering our products, parts of our products, technology or methods do not exist, have not been filed or could not be filed or issued. In addition, because patent applications can take many years to issue and because publication schedules for pending applications vary by jurisdiction, there may be applications now pending of which we are unaware and which may result in issued patents which our current or future products infringe. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that we infringe. As the number of competitors in our market grows and the number of patents issued in this area increases, the possibility of patent infringement claims against us escalates. Moreover, we currently face, and may in the future face, claims from non-practicing entities, or NPEs, which have no relevant product revenue and against whom our own patent portfolio may have no deterrent effect. Third parties, including NPEs, have claimed, and may in the future claim, that our products infringe or violate their patents or other intellectual property rights.

In the event that any third party claims that we infringe their patents or that we are otherwise employing their proprietary technology without authorization and initiates litigation against us, such as the St. Croix litigation, even if we believe such claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability or priority. A court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed by our products, which could harm our ability to commercialize any product we may develop and any other technologies covered by the asserted third-party patents. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. If we are found to infringe third-party intellectual property rights, including patents, and we are unsuccessful in demonstrating that such patents or other intellectual property rights are invalid or unenforceable, such third parties may be able to block our ability to commercialize the applicable products or technology unless we obtain a license under the applicable patents, or until such patents expire or are finally determined to be held invalid or unenforceable. Such a license may not be available on commercially reasonable terms, or at all. Even if we are able to obtain a license, the license would likely obligate us to pay significant license fees and/or royalties, and the rights granted to us might be non-exclusive, which could result in our competitors gaining access to the same technology. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, we may be unable to commercialize our products, or such commercialization efforts may be significantly delayed, which could in turn significantly harm our business.

Defense of infringement claims, regardless of their merit or outcome, would involve substantial litigation expense and would be a substantial diversion of management and other employee resources from our business, and may impact our reputation. In the event of a successful claim of infringement against us, we may be enjoined from further developing or commercializing the infringing products and/or have to pay substantial damages for use of the asserted intellectual property, including treble damages and attorneys’ fees were we found to willfully infringe such intellectual property. Claims that we have misappropriated the confidential information or trade secrets of third parties could harm our business, financial condition and results of operations. We also might have to redesign our infringing products or technologies, which may be impossible or require substantial time and monetary expenditure.

Engaging in litigation to defend against third-party infringement claims is very expensive, particularly for a company of our size, and time-consuming. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial negative impact on our common stock price. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of litigation or administrative proceedings more effectively than we can because of greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings against us could impair our ability to compete in the marketplace. The occurrence of any of the foregoing could harm our business, financial condition and results of operations.

We may become involved in lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our patents, or the patents of any future licensing partners, or we may be required to defend against claims of infringement. In addition, our patents or the patents of any such licensing partners also may become involved in inventorship, priority or validity disputes. To counter or defend against such claims can be expensive and time-consuming. In an infringement proceeding, a court may decide that our patent is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover such technology. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our management and other personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial negative impact on our common stock price. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could harm our ability to compete in the marketplace. Any of the foregoing could harm our business, financial condition and results of operations.

We may be subject to claims that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property. Such claims could harm our business, financial condition and results of operations.

As is common in the medical device industry, our employees, consultants and advisors may be currently or previously employed or engaged at universities or other medical device or healthcare companies, including our competitors and potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may in the future become subject to claims that we or these individuals have, inadvertently or otherwise, used or disclosed intellectual property, including trade secrets or other proprietary information, of their current or former employer. Also, we may in the future be subject to claims that these individuals are violating non-compete agreements with their former employers. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could harm our business, financial condition and results of operations. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could harm our business, financial condition and results of operations.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be harmed.

Our registered and unregistered trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be violating or infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners and customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement or dilution claims brought by owners of other trademarks. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names or other intellectual property may be ineffective, could result in substantial costs and diversion of resources and could harm our business, financial condition and results of operations.

Intellectual property rights do not necessarily address all potential threats, and limitations in intellectual property rights could harm our business, financial condition and results of operations.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•

others may be able to make products that are similar to our products or utilize similar technology but that are not covered by the claims of our patents or that incorporate certain technology in our products that is in the public domain;

•

we, or our future licensors or collaborators, might not have been the first to make the inventions covered by the applicable issued patent or pending patent application that we own now or may own or license in the future;

•	we, or our future licensors or collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

•

we, or our future licensors or collaborators, may fail to meet our obligations to the U.S. government regarding any future patents and patent applications funded by U.S. government grants, leading to the loss or unenforceability of patent rights;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	it is possible that our current or future pending patent applications will not lead to issued patents;

•	it is possible that there are prior public disclosures that could invalidate our patents, or parts of our patents;

•	it is possible that there are unpublished applications or patent applications maintained in secrecy that may later issue with claims covering our products or technology similar to ours;

•

it is possible that our patents or patent applications omit individuals that should be listed as inventors or include individuals that should not be listed as inventors, which may cause these patents or patents issuing from these patent applications to be held invalid or unenforceable;

•	issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;

•	the claims of our patents or patent applications, if and when issued, may not cover our products or technologies;

•	the laws of foreign countries may not protect our proprietary rights or the rights of future licensors or collaborators to the same extent as the laws of the United States;

•

the inventors of our patents or patent applications may become involved with competitors, develop products or processes that design around our patents, or become hostile to us or the patents or patent applications on which they are named as inventors;

•

our competitors or other third parties might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•

we have engaged in scientific collaborations in the past and will continue to do so in the future and our collaborators may develop adjacent or competing products that are outside the scope of our patents;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents of others may harm our business; or

•	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Any of the foregoing could harm our business, financial condition and results of operations.

If our third-party suppliers or manufacturing partners, such as Offshore and DSM, do not respect our intellectual property and trade secrets and produce competitive products using our designs or intellectual property, our business, financial condition and results of operations would be harmed.

We conduct all manufacturing activities at our Mexican facility leased from Offshore. Prosecution of intellectual property infringement and trade secret theft is more difficult in Mexico than in the United States. Although our agreements with Offshore generally preclude them from misusing our intellectual property and trade secrets, or using our designs to manufacture product for our competitors, we may be unsuccessful in monitoring and enforcing our intellectual property rights and may find counterfeit goods in the market being sold as our products or products similar to ours produced for our competitors using our intellectual property. Although we take steps to stop counterfeits, we may not be successful and network operators who purchase these counterfeit goods may experience product defects or failures, harming our reputation and brand and causing us to lose future sales. Any of the foregoing could harm our business, financial condition and results of operations.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed. If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patent protection for our products, we also rely upon unpatented trade secrets, know-how and continuing technological innovation to develop and maintain a competitive position, especially where we do not believe patent protection is appropriate or obtainable. Trade secrets and know-how can be difficult to protect. We seek to protect such proprietary information, in part, through non-disclosure and confidentiality agreements with our employees, collaborators, contractors, advisors, consultants and other third parties and invention assignment agreements with our employees. We also have agreements with our consultants that require them to assign to us any inventions created as a result of their working with us. The confidentiality agreements are designed to protect our proprietary information and, in the case of agreements or clauses containing invention assignment, to grant us ownership of technologies that are developed through a relationship with employees or third parties.

We cannot guarantee that we have entered into such agreements with each party that has or may have had access to our trade secrets or proprietary information. Additionally, despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to, or independently developed by, a competitor or other third party, our competitive position would be materially and adversely harmed. Furthermore, we expect these trade secrets, know-how and proprietary information to over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology and the movement of personnel from academic to industry scientific positions.

We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known, or be independently discovered by, competitors. To the extent that our employees, consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions, which could harm our business, financial condition and results of operations.

Risks related to this offering and ownership of our common stock

Our stock price may be volatile, and the value of our common stock may decline.

The market price of our common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control or are related in complex ways, including:

•	actual or anticipated fluctuations in our financial condition and results of operations;

•	variance in our financial performance from expectations of securities analysts or investors;

•	changes in the pricing of our products;

•	changes in our projected operating and financial results;

•	changes in laws or regulations applicable to our products;

•	announcements by us or our competitors of significant business developments, acquisitions, or new offerings;

•	publicity associated with issues related to our products;

•	our involvement in litigation;

•	future sales of our common stock or other securities, by us or our stockholders, as well as the anticipation of lock-up releases;

•	changes in senior management or key personnel;

•	the trading volume of our common stock;

•	changes in the anticipated future size and growth rate of our market;

•	general economic, regulatory, and market conditions, including economic recessions or slowdowns;

•	changes in the structure of healthcare payment systems; and

•	developments or disputes concerning our intellectual property or other proprietary rights.

Broad market and industry fluctuations, as well as general economic, political, regulatory, and market conditions, may negatively impact the market price of our common stock. In addition, given the relatively small expected public float of shares of our common stock on the NYSE, the trading market for our shares may be subject to increased volatility. In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us, because medical device companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

There has been no prior market for our common stock. An active market may not develop or be sustainable and investors may not be able to resell their shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following this offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price, if at all. An active or liquid market in our common stock may not develop after this offering or, if it does develop, it may not be sustainable.

You will experience immediate and substantial dilution in the net tangible book value of the shares of common stock you purchase in this offering.

The assumed initial public offering price of our common stock is substantially higher than the pro forma net tangible book deficit per share of our common stock immediately after this offering. If you purchase shares of our common stock in this offering, you will suffer immediate dilution of $                     per share, or $                     per share if the underwriters exercise their option to purchase additional shares in full, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to the sale of common stock in this offering and the assumed initial public offering price of $                     per share, the midpoint of the price range set forth on the cover page of this prospectus. See “Dilution.” If outstanding options or warrants are exercised in the future, you will experience additional dilution.

We will have broad discretion in the use of proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not yield a return.

We will have broad discretion over the use of proceeds from this offering. Investors may not agree with our decisions, and our use of the proceeds may not yield any return on your investment. We currently intend to use the net proceeds from this offering to fund sales and marketing activities to support the ongoing commercialization of our products, to fund research and development activities, to pay scheduled interest on borrowings under the Loan Agreement, to pay success fees due to the lenders under the Loan Agreement upon the closing of this offering, and the remainder for working capital and other general corporate purposes. Our failure to apply the net proceeds of this offering effectively could impair our ability to pursue our growth strategy or could require us to raise additional capital. In addition, pending their use, the proceeds of this offering may be placed in investments that do not produce income or that may lose value.

Future sales of our common stock in the public market could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market following the closing of this offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our common stock.

Based on 4,197,847 shares outstanding as of December 31, 2019, upon the closing of this offering, we will have outstanding a total of                     shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants, and after giving effect to the conversion of all outstanding shares of our preferred stock into shares of common stock upon the closing of this offering. All of our executive officers and directors and the holders of substantially all of our equity securities are subject to lock-up agreements that restrict their ability to transfer shares of our common stock, stock options and other securities convertible into, exchangeable for, or exercisable for our common stock during the period ending on, and including, the 180th day after the date of this prospectus, subject to specified exceptions.

J.P. Morgan Securities LLC and BofA Securities, Inc. may, in their discretion, permit our stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements. As of December 31, 2019, we had 4,197,847 shares of common stock outstanding. All of these shares will become eligible for sale after the lock-up agreements expire, of which                    shares held by directors, executive officers and other affiliates will be subject to volume limitations under Rule 144 under the Securities Act, and various vesting agreements.

As of December 31, 2019, there were 10,354,254 shares of common stock subject to outstanding stock options. We intend to register all of the shares of common stock issuable upon exercise of outstanding stock options, and upon exercise of settlement of any options or other equity incentives we may grant in the future, for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance as permitted by any applicable vesting requirements, subject to the lock-up agreements described above. These shares of common will become eligible for sale in the public market to the extent such stock options are exercised, subject to the lock-up agreements described above and compliance with applicable securities laws.

In addition, holders of                      shares of common stock issuable upon the conversion of outstanding shares of preferred stock, shares of common stock issued in lieu of payment of cumulative and undeclared dividends on our preferred stock and shares issuable upon the exercise of outstanding warrants have rights, subject to some conditions, to require us to file registration statements for the public resale of the common stock issuable upon conversion of such shares or to include such shares in registration statements that we may file on our behalf or for other stockholders. See “Shares eligible for future sale.”

Concentration of ownership of our common stock among our executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Based on the number of shares of common stock outstanding as of December 31, 2019 and including the shares to be sold in this offering, upon the closing of this offering, our executive officers, directors and current beneficial owners of 5% or more of our common stock will, in the aggregate, beneficially own approximately         % of our common stock (assuming no exercise of the underwriters’ option to purchase an additional                     shares of common stock). These stockholders, acting together, will be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors and any merger or other significant corporate transactions. The interests of this group of stockholders may not coincide with the interests of other stockholders.

Some of these persons or entities may have interests different than investors purchasing shares in this offering. For example, because many of these stockholders purchased their shares at prices substantially below the price at which shares are being sold in this offering and have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other stockholders.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, our common stock price and trading volume could decline.

Our stock price and trading volume will be heavily influenced by the way analysts and investors interpret our financial information and other disclosures. If securities or industry analysts do not publish research or reports about our business, delay publishing reports about our business or publish negative reports about our business, regardless of accuracy, our common stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. We expect that only a limited number of analysts will cover our company following our initial public offering. If the number of analysts that cover us declines, demand for our common stock could decrease and our common stock price and trading volume may decline.

Even if our common stock is actively covered by analysts, we do not have any control over the analysts or the measures that analysts or investors may rely upon to forecast our future results. Over-reliance by analysts or investors on any particular metric to forecast our future results may result in forecasts that differ significantly from our own.

Regardless of accuracy, unfavorable interpretations of our financial information and other public disclosures could have a negative impact on our stock price. If our financial performance fails to meet analyst estimates, for any of the reasons discussed above or otherwise, or one or more of the analysts who cover us downgrade our common stock or change their opinion of our common stock, our stock price would likely decline.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

While we expect to issue shares of common stock in lieu of payment of cumulative and undeclared dividends on our preferred stock prior to this offering, we have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and may be restricted by the terms of any then-current credit facility, including the Loan Agreement. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

We are an emerging growth company and a smaller reporting company, and our compliance with the reduced reporting and disclosure requirements applicable to emerging growth companies and smaller reporting companies could make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we expect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including the auditor attestation requirements of Section 404 reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved and extended adoption period for accounting pronouncements.

Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to continue to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements.

We cannot predict whether investors will find our common stock less attractive as a result of our reliance on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. We expect such expenses to further increase after we are no longer an emerging growth company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE and other applicable securities rules and regulations impose various requirements on public companies. Furthermore, the senior members of our management team do not have significant experience with operating a public company. As a result, our management and other personnel will have to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs.

Anti-takeover provisions in our charter documents to be in effect upon the closing of this offering and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the closing of this offering may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions that:

•	provide for a classified board of directors whose members serve staggered terms;

•

authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our common stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, or our chief executive officer;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

•	prohibit cumulative voting in the election of directors;

•	provide that our directors may be removed for cause only upon the vote of the holders of at least 66 2/3% of our outstanding shares of common stock;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

•

require the approval of our board of directors or the holders of at least 66 2/3% of our outstanding shares of common stock to amend our bylaws and certain provisions of our certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. Any delay or prevention of a change of control transaction or changes in our management could cause the market price of our common stock to decline.

Our amended and restated certificate of incorporation that will be in effect upon the closing of this offering will provide that the Court of Chancery of the State of Delaware or, under certain circumstances, the federal district courts of the United States of America will be the exclusive forums for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation that will be in effect upon the closing of this offering will provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a breach of fiduciary duty;

•	any action arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws; and

•	any action asserting a claim against us that is governed by the internal-affairs doctrine.

These provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any claim for which the federal district courts of the United States of America have exclusive jurisdiction. Our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentences. These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If a court were to find the exclusive-forum provisions in our amended and restated certificate of incorporation to be inapplicable or unenforceable, we may incur additional costs associated with resolving the dispute in other jurisdictions.

Our amended and restated certificate of incorporation that will be in effect upon the closing of this offering will designate the U.S. federal district courts as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations thereunder. We may be unable to enforce this provision.

Our amended and restated certificate of incorporation that will be in effect upon the closing of this offering will designate the U.S. federal district courts as the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act or the rules and regulations thereunder, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. The Court of Chancery of the State of Delaware recently determined that the exclusive forum provision of federal district courts of the United States of America for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. However, this decision may be reviewed and ultimately overturned by the Delaware Supreme Court. If this ultimate adjudication were to occur, the federal district court exclusive forum provision in our amended and restated certificate of incorporation would no longer be contingent.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations, financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or the negative of these words or other similar terms or expressions.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, factors and assumptions described in “Risk factors” and elsewhere in this prospectus, regarding, among other things:

•	our expected future growth;

•	the size and growth potential of the markets for our products, and our ability to serve those markets;

•	our ability to accurately forecast demand for our products;

•	the rate and degree of market acceptance of our products;

•	coverage and reimbursement for procedures performed using our products;

•	the performance of third parties in connection with the development of our products, including single-source suppliers;

•	regulatory developments in the United States and foreign countries;

•	our ability to maintain regulatory approval for our products;

•	our research and development for existing products and new product candidates;

•	the expected future growth of our sales and marketing organization;

•	our reliance on third-party suppliers for product components, some of which are single source suppliers;

•	our ability to manufacture our products in conformity with FDA requirements;

•	our ability to scale our organizational culture;

•	the development, regulatory approval, efficacy and commercialization of competing products;

•	our ability to retain and hire our senior management and operational personnel;

•	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act and as a smaller reporting company under the federal securities laws;

•	our ability to develop and maintain our corporate infrastructure, including our internal controls;

•	our use of the proceeds from this offering;

•	our financial performance and capital requirements; and

•

our expectations regarding our ability to obtain and maintain intellectual property protection for our products, as well as our ability to operate our business without infringing the intellectual property rights of others.

These risks are not exhaustive. Other sections of this prospectus may include additional factors that could harm our business and financial performance. New risk factors may emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and achievements may be different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Market and industry data

This prospectus contains estimates and information concerning our industry and our business, including estimated market size, and projected growth rates of the markets in which we participate. Unless otherwise expressly stated, we obtained this industry, business, market, medical and other information from reports, research surveys, studies and similar data prepared by third parties, industry, medical and general publications, government data and similar sources.

Some data and statistical information are based on independent reports from third parties, including Millennium Research Group, Inc., which we also refer to as Millennium Research Group. Millennium Research Group makes no representation or warranty as to the accuracy or completeness of the data and information from Millennium Research Group’s independent reports, or the MR Materials, set forth herein and shall have, and accept, no liability of any kind, whether in contract, tort (including negligence) or otherwise, to any third party arising from or related to use of the MR Materials by us. Any use which we or a third party makes of the MR Materials, or any reliance on it, or decisions to be made based on it, are the sole responsibilities of us and such third party. In no way shall any data appearing in the MR Materials amount to any form of prediction of future events or circumstances and no such reliance may be inferred or implied.

This information involves a number of assumptions and limitations. Although we are responsible for all of the disclosure contained in this prospectus and we believe the market position, market opportunity and market size in this prospectus is reliable, we have not independently verified the accuracy or completeness of this third-party data. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $                 million (or approximately $                 million if the underwriters exercise their option to purchase an additional                  shares in full), based on the assumed initial public offering price of $        per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $                million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) of 1,000,000 shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $                 million, assuming the assumed initial public offering price of $                  per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions.

We intend to use our net proceeds from this offering, together with our existing cash, as follows:

•

approximately $                 million to $                 million for sales and marketing activities to support the ongoing commercialization of VASCADE and VASCADE MVP, including the expansion of our sales force and continued marketing and professional education efforts;

•

approximately $                 million to $                 million for research and development, including a planned registry study to evaluate procedural outcomes using VASCADE MVP after catheter-based atrial fibrillation interventions (see “Business—Ongoing and future clinical studies”);

•	approximately $ million for scheduled interest payments due on amounts borrowed under the Loan Agreement;

•	$1,150,000 in success fees due to the lenders under the Loan Agreement upon the closing of this offering; and

•	the remaining proceeds for working capital and general corporate purposes.

As of December 31, 2019, the outstanding principal amount under the Loan Agreement was $35.0 million. Borrowings under the Loan Agreement bear interest at a rate per annum equal to the sum of (i) the greater of the one-month London Inter-Bank Offered Rate or 1.76% per annum, plus (ii) 7.95%, which is due and payable in arrears on a monthly basis. All unpaid principal, and accrued and unpaid interest, is due and payable in full on December 1, 2023.

We may use a portion of the net proceeds for acquisitions or strategic investments in complementary businesses, services, products or technologies. However, we do not have agreements or commitments to enter into any such acquisitions or investments at this time.

We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have broad discretion in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their application, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade investments, certificates of deposit or guaranteed obligations of the U.S. government.

Dividend policy

Holders of our Series 3, Series 4 and Series 5 preferred stock are entitled to an accumulating annual dividend, at a rate of 10.0% per annum of the applicable original issue price of each such series of preferred stock. In March 2020, we amended our certificate of incorporation to provide for the Dividend Share Issuance, in which holders of preferred stock are entitled to receive upon the closing of this offering shares of common stock in lieu of payment of accumulated and undeclared dividends on our preferred stock accumulated through the closing of this offering based on the initial public offering price in this offering. Based on an assumed closing date of this offering of                     , 2020 and the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, holders of preferred stock will be entitled to receive              shares of common stock in lieu of $         million of accumulated and undeclared dividends through the assuming closing date of this offering. In addition, we also amended outstanding Series 3 preferred stock warrants to provide for the issuance of              shares of common stock to holders of such warrants upon exercise at any time following the closing of this offering pursuant to the anti-dilution provisions of those warrants triggered by the Dividend Share Issuance.

We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. In addition, we have entered into, and may enter into agreements in the future, that contain restrictions on payments of cash dividends, including the Loan Agreement.

Capitalization

The following table sets forth our cash and our capitalization as of December 31, 2019, on:

•	an actual basis;

•

a pro forma basis to give effect to (i) the conversion of all outstanding shares of redeemable convertible preferred stock, of which 84,391,560 shares were outstanding as of December 31, 2019, into                      shares of common stock upon the closing of this offering, together with the concurrent issuance of                     shares of common stock in the Dividend Share Issuance, based on an assumed closing date of this offering of                     , 2020 and the assumed initial public offering price of $              per share, the midpoint of the price range set forth on the cover page of this prospectus (see “Dividend policy”); (ii) the reclassification of the redeemable convertible preferred stock warrant liability to total stockholders’ equity as outstanding warrants to purchase 263,809 shares of Series 3 and 4 redeemable convertible preferred stock will become warrants to purchase an equal number of shares of common stock upon the closing of this offering; (iii) the issuance of                      shares of Series 5 redeemable convertible preferred stock upon the net exercise of outstanding warrants as of December 31, 2019 to purchase 3,741,351 shares of Series 5 redeemable convertible preferred stock, with an exercise price of $1.00 per share, prior to the closing of this offering, which warrants would otherwise expire upon the closing of this offering, based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and the conversion of such shares of Series 5 redeemable convertible preferred stock into an equal number of shares of common stock upon the closing of this offering, and the resulting removal of the redeemable convertible preferred stock warrant liability relating to such warrants; (iv) the amendment of Series 3 preferred stock warrants outstanding as of December 31, 2019 to provide for the issuance of                      shares of common stock to holders of such warrants upon exercise at any time following the closing of this offering pursuant to their anti-dilution provisions (see “Dividend policy”); and (v) the filing and effectiveness of our amended and restated certificate of incorporation upon the closing of this offering, which will result in (1) an increase in the number of authorized shares of our capital stock to 1,010,000,000, including an increase in the number of authorized shares of common stock to 1,000,000,000 and (2) the retirement of our authorized redeemable convertible preferred stock that will convert to common stock as set forth in clause (i) above; and

•

a pro forma as adjusted basis to give further effect to the issuance and sale of                      shares of common stock in this offering at the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the payment of $1.2 million in success fees to the lenders under the Loan Agreement upon the closing of this offering.

You should read this information in conjunction with our financial statements and the related notes included elsewhere in this prospectus, the information set forth in “Management’s discussion and analysis of financial condition and results of operations” and other financial information contained elsewhere in this prospectus.

	As of December 31, 2019
(in thousands, except share and per share data)	Actual	Pro forma	Pro forma as adjusted(1)
Cash	$13,612	$	$

Long-term debt(2)	$35,267	$	$
Redeemable convertible preferred stock warrant liability	3,989
Redeemable convertible preferred stock, $0.001 par value—91,000,000 shares authorized, 84,391,560 shares issued and outstanding, actual; no shares authorized, issued, or outstanding, pro forma and pro forma as adjusted	110,162
Stockholders’ (deficit) equity:
Preferred stock, $0.001 par value—no shares authorized, issued, or outstanding, actual; shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—
Common stock, $0.001 par value—112,000,000 shares authorized, 4,197,847 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	4
Additional paid-in capital	17,472
Accumulated deficit	(144,872)

Total stockholders’ (deficit) equity	(127,396)

Total capitalization	$22,022	$	$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) of 1,000,000 shares of common stock offered by us would increase (decrease) each of cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming the assumed initial public offering price of $ per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions. The pro forma as adjusted information is illustrative only, and will depend on the actual initial public offering price, number of shares offered and other terms of this offering determined at pricing.

(2)	Net of discount and issuance costs of $2.3 million.

The outstanding share information in the table above is based on                      shares of common stock outstanding as of December 31, 2019 (including our preferred stock on an as-converted basis, the issuance of shares of common stock in lieu of payment of cumulative and undeclared dividends on our preferred stock and shares of common stock issuable upon the net exercise of certain outstanding warrants), and excludes:

•

10,354,254 shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2019, with a weighted-average exercise price of $0.13 per share, under our equity incentive plans;

•	1,756,320 shares of common stock issuable upon the exercise of stock options granted subsequent to December 31, 2019, with an exercise price of $0.89 per share, under our 2014 Plan;

•

2,621,312 additional shares of common stock reserved for future issuance under our 2014 Plan as of December 31, 2019, all of which shares will cease to be available for issuance at the time our 2020 Plan becomes effective upon the execution of the underwriting agreement for this offering;

•

263,809 shares of Series 3 and 4 preferred stock issuable upon the exercise of warrants outstanding as of December 31, 2019, with an exercise price of $1.25 per share, which will convert into warrants to purchase common stock upon the closing of this offering;

•

                     additional shares of common stock issuable upon the exercise of warrants to purchase shares of Series 3 preferred stock outstanding as of December 31, 2019 at any time following the closing of this offering in connection with their anti-dilution provisions (see “Dividend policy”);

•	448,842 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2019, with an exercise price of $0.07 per share;

•

                     shares of common stock reserved for future issuance under our 2020 Plan, which will become effective upon the execution of the underwriting agreement for this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan; and

•

                     shares of common stock reserved for future issuance under our 2020 Employee Stock Purchase Plan, or the ESPP, which will become effective upon the execution of the underwriting agreement for this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan.

Dilution

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of common stock immediately after this offering.

As of December 31, 2019, our historical net tangible book deficit was $(128.1) million, or $(30.50) per share of common stock. Historical net tangible book value represents our total tangible assets (total assets less deferred offering costs) less total liabilities and redeemable convertible preferred stock, divided by the number of shares of common stock outstanding as of December 31, 2019.

As of December 31, 2019, our pro forma net tangible book deficit was $             million, or $             per share of common stock. Pro forma net tangible book deficit per share represents our total tangible assets (total assets less deferred offering costs) less total liabilities, divided by the number of shares of common stock outstanding as of December 31, 2019, after giving effect to (i) the conversion of all outstanding shares of redeemable convertible preferred stock, of which 84,391,560 shares were outstanding as of December 31, 2019, into                     shares of common stock upon the closing of this offering, together with the concurrent issuance of                     shares of common stock in the Dividend Share Issuance, based on an assumed closing date of this offering of                     , 2020 and the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus (see “Dividend policy”); (ii) the reclassification of the redeemable convertible preferred stock warrant liability to total stockholders’ equity as outstanding warrants to purchase 263,809 shares of Series 3 and 4 redeemable convertible preferred stock will become warrants to purchase an equal number of shares of common stock upon the closing of this offering; (iii) the issuance of                      shares of Series 5 redeemable convertible preferred stock upon the net exercise of outstanding warrants as of December 31, 2019 to purchase 3,741,351 shares of Series 5 redeemable convertible preferred stock, with an exercise price of $1.00 per share, prior to the closing of this offering, which warrants would otherwise expire upon the closing of this offering, based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and the conversion of such shares of Series 5 redeemable convertible preferred stock into an equal number of shares of common stock upon the closing of this offering, and the resulting removal of the redeemable convertible preferred stock warrant liability relating to such warrants; and (iv) the amendment of Series 3 preferred stock warrants outstanding as of December 31, 2019 to provide for the issuance of                      shares of common stock to holders of such warrants upon exercise at any time following the closing of this offering pursuant to their anti-dilution provisions (see “Dividend policy”).

After giving further effect to the receipt of the net proceeds from our sale of                      shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the payment of $1.2 million in success fees to the lenders under the Loan Agreement upon the closing of this offering, our pro forma as adjusted net tangible book value as of December 31, 2019, was $             million, or $             per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to our existing stockholders and immediate dilution of $             per share to investors purchasing common stock in this offering.

The following table illustrates this dilution on a per share basis to investors in this offering:

Assumed initial public offering price per share		$
Historical net tangible book deficit per share as of December 31, 2019	$(30.50)
Increase per share attributable to the pro forma adjustments described above
Pro forma net tangible book deficit per share as of December 31, 2019

Increase in pro forma net tangible book value per share attributed to investors purchasing shares in this offering
Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to investors in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $             and dilution to investors in this offering by approximately $            , assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. An increase of 1,000,000 shares in the number of shares of common stock offered by us would increase the pro forma as adjusted net tangible book value by $             per share and the dilution to investors in this offering would decrease by $             per share, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions. A decrease of 1,000,000 shares in the number of shares of common stock offered by us would decrease the pro forma as adjusted net tangible book value by $             per share and the dilution to investors in this offering would increase by $             per share, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value after the offering would be $             per share, the increase in pro forma net tangible book value per share to existing stockholders would be $             per share and the dilution per share to investors in this offering would be $             per share, in each case assuming an initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus.

The dilution information above is for illustration purposes only. Our pro forma as adjusted net tangible book value following the closing of this offering will depend on the actual initial public offering price and other terms of this offering determined at pricing.

The following table summarizes, as of December 31, 2019, on a pro forma basis:

•	the total number of shares of common stock purchased from us by our existing stockholders and by investors purchasing shares in this offering;

•

the total consideration paid to us by our existing stockholders and by investors purchasing shares in this offering, assuming an initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering; and

•	the average price per share paid by existing stockholders and by investors purchasing shares in this offering.

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$

New investors

Total		100%	$	100%

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase an additional                      shares in full, our existing stockholders would own         % and investors in this offering would own          % of the total number of shares of common stock outstanding upon the closing of this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease), respectively, the total consideration paid by investors in this offering by $             million and increase (decrease), respectively, the total consideration paid by investors in this offering by          %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting estimated underwriting discounts and commissions.

The outstanding share information in the tables above is based on                      shares of common stock outstanding as of December 31, 2019 (including our preferred stock on an as-converted basis, the issuance of shares of common stock in lieu of payment of cumulative and undeclared dividends on our preferred stock and shares of common stock issuable upon the net exercise of certain outstanding warrants), and excludes:

•

10,354,254 shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2019, with a weighted-average exercise price of $0.13 per share, under our equity incentive plans;

•	1,756,320 shares of common stock issuable upon the exercise of stock options granted subsequent to December 31, 2019, with an exercise price of $0.89 per share, under our 2014 Plan;

•

2,621,312 additional shares of common stock reserved for future issuance under our 2014 Plan as of December 31, 2019, all of which shares will cease to be available for issuance at the time our 2020 Plan becomes effective upon the execution of the underwriting agreement for this offering;

•

263,809 shares of Series 3 and 4 preferred stock issuable upon the exercise of warrants outstanding as of December 31, 2019, with an exercise price of $1.25 per share, which will convert into warrants to purchase common stock upon the closing of this offering;

•

                     additional shares of common stock issuable upon the exercise of warrants to purchase shares of Series 3 preferred stock outstanding as of December 31, 2019 at any time following the closing of this offering in connection with their anti-dilution provisions (see “Dividend policy”);

•	448,842 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2019, with an exercise price of $0.07 per share;

•

                     shares of common stock reserved for future issuance under our 2020 Plan, which will become effective upon the execution of the underwriting agreement for this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan; and

•

                     shares of common stock reserved for future issuance under our ESPP, which will become effective upon the execution of the underwriting agreement for this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan.

Selected financial data

The statements of operations and comprehensive loss data for the years ended December 31, 2018 and 2019 and balance sheet data as of December 31, 2018 and 2019 have been derived from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any other period in the future. You should read the selected financial data set forth below in conjunction with our financial statements and the accompanying notes and the information in “Management’s discussion and analysis of financial condition and results of operations” contained elsewhere in this prospectus. The selected financial data included in this section are not intended to replace the financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,
(in thousands, except share and per share data)	2018	2019

Statements of operations and comprehensive loss data:
Revenue	$21,075	$32,509

Cost of revenue	5,992	9,183

Gross profit	15,083	23,326
Operating expenses:
Selling, general and administrative	19,399	26,461
Research and development	6,556	5,793

Total operating expenses	25,955	32,254

Loss from operations	(10,872)	(8,928)
Interest expense	(2,124)	(2,960)
Other expense, net	(1,525)	(938)

Loss before provision for income taxes	(14,521)	(12,826)
Provision for income taxes	(47)	(103)

Net loss and comprehensive loss	(14,568)	(12,929)
Redeemable convertible preferred stock cumulative dividends	(9,400)	(9,400)

Net loss attributable to common stockholders	$(23,968)	$(22,329)

Net loss per share outstanding attributable to common stockholders, basic and diluted(1)	$(9.67)	$(5.36)

Weighted-average shares outstanding used in computing net loss per share attributable to common stockholders, basic and diluted	2,478,127	4,169,066

Pro forma net loss per share, basic and diluted(1)		$(0.15)

Weighted-average shares used in computing pro forma net loss per share, basic and diluted		88,560,626

(1)	See Note 11, “Net loss per share attributable to common stockholders,” to our financial statements included elsewhere in this prospectus for further information on the calculation of net loss per share attributable to common stockholders and pro forma net loss per share.

	As of December 31,
(in thousands)	2018	2019

Balance sheet data:
Cash	$13,325	$13,612
Working capital	17,929	20,671
Total assets(2)	25,347	29,731
Long-term debt(1)	19,797	35,267
Redeemable convertible preferred stock warrant liability	4,012	3,989
Total liabilities(2)	29,799	46,965
Redeemable convertible preferred stock	110,162	110,162
Accumulated deficit	(131,943)	(144,872)
Total stockholders’ deficit	(114,614)	(127,396)

(1)	Net of discount and issuance costs of $1.3 million as of December 31, 2018 and $2.3 million as of December 31, 2019.
(2)	Balance sheet data as of December 31, 2018 and 2019 reflect the application of ASC 2016-02, Leases (Topic 842) on January 1, 2018.

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Selected financial data” and our financial statements and related notes thereto included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions, that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section of this prospectus entitled “Risk factors.”

Overview

We are a medical device company focused on transforming vascular closure for the benefit of patients, hospitals and physicians. We address the over 5.5 million catheter-based coronary, peripheral and electrophysiology procedures in the United States that require vascular access site closure each year.

Designed around an easy to use, catheter-based system and the natural clot-inducing properties of collagen, our VASCADE device is the only marketed vascular closure device clinically proven to both increase workflow efficiency and reduce access site complications relative to manual compression for coronary and peripheral procedures. VASCADE received PMA from the FDA in February 2013 for femoral arterial closure. In April 2018, its labeling was expanded to include venous closure. Similarly, our VASCADE MVP device is the only marketed vascular closure device clinically proven and labeled to improve workflow relative to manual compression for electrophysiology procedures. Importantly, these improvements drive meaningful cost savings for our customers. We believe our substantial body of clinical evidence supports the compelling value proposition of our products and will drive their continued adoption in the $1.4 billion annual U.S. market for vascular access site closure in coronary, peripheral and electrophysiology procedures.

We manufacture VASCADE and VASCADE MVP at our manufacturing facility in Guaymas, Mexico, using components and sub-assemblies manufactured both in-house and by third party manufacturers and suppliers. Some of these third-party manufacturers and outside vendors are sole-source suppliers. From its inception in 2015 through December 31, 2019, our manufacturing facility has manufactured over 500,000 devices and has been through numerous inspections by the FDA and European notified bodies with no significant findings. We expect that our existing manufacturing facility will be sufficient to meet our anticipated near-term growth.

Our target market is highly concentrated, with 500 large cardiovascular centers that account for approximately 50% of coronary and peripheral procedures and approximately 70% of electrophysiology procedures in the United States. We market and sell VASCADE and VASCADE MVP in the United States through our direct sales organization. To date, we have taken a measured approach to expanding our sales force, with the majority of our territory managers covering accounts in the eastern and central regions of the United States. Our sales, marketing and education efforts are focused on opening new accounts and driving adoption of our products by a variety of physicians across cardiovascular specialties. As of December 31, 2019, our direct sales organization consisted of 29 territory managers, supported by clinical specialists. In 2019 and 2018, we had 26 and 24 average sales territories, respectively. We believe this is a model that can be replicated as we expand our commercial presence to high-volume healthcare centers across the United States, while working to continue penetrating more deeply into existing customer accounts. Importantly, no additional reimbursement mechanisms are required to successfully execute our strategy as we bill our customers directly for the cost of our devices, and they, in turn, are reimbursed for the overall therapeutic procedure.

In 2019, we generated revenue of $32.5 million, which represents a 54% increase over 2018, and a $8.9 million loss from operations as compared to a loss from operations of $10.9 million in 2018. In 2019, 68% of our revenue was generated from sales of VASCADE and 32% was generated from sales of VASCADE MVP.

To date, we have incurred significant net losses and expect to continue to incur net losses for the foreseeable future, and our primary sources of capital have been private placements of redeemable convertible preferred stock and debt financing arrangements. As of December 31, 2019, we had cash of $13.6 million, long-term debt of $35.3 million, net of discounts and issuance costs, and an accumulated deficit of $144.9 million. During the year ended December 31, 2019, we generated revenue of $32.5 million and a net loss of $12.9 million.

We intend to continue to make significant investments in our sales and marketing organization to help facilitate further adoption among existing customers as well as broaden awareness of our products to new customer accounts. We also intend to continue to make investments in our clinical programs to support market adoption as well as additional research and development efforts. We expect to incur additional expenses associated with operating as a public company, including legal, accounting, insurance, exchange listing and SEC compliance, investor relations and other expenses. Because of these and other factors, we expect to continue to incur substantial net losses and negative cash flows from operations for the foreseeable future. In addition, we may require additional financing to fund working capital and pay our obligations after the closing of this offering or may also opportunistically seek to raise additional capital. We may seek to raise any necessary additional capital through a combination of public or private equity offerings and debt financings.

Key factors affecting our performance

There are a number of factors that have impacted, and we believe will continue to impact, our business, results of operations and growth. These factors include:

•

Market acceptance and customer penetration. The growth of our business and revenue depends on broad market acceptance of VASCADE and VASCADE MVP by physicians, healthcare providers, patients and hospitals. Our ability to gain broad market acceptance depends on making physicians and other healthcare providers aware of the clinical benefits, ease of use and economic value proposition of VASCADE and VASCADE MVP over vascular closure alternatives and new technologies. In particular, we intend to continue sales and marketing efforts to increase awareness of our products at existing customers and obtain value analysis committee approval to market our products at new customers. Our sales growth will also depend on continued expansion of our customer base in new markets, including potential customers across the United States. In particular, we intend to focus on increasing awareness and adoption of VASCADE MVP in the growing electrophysiology procedure market, which has historically relied primarily on manual compression for vascular closure. We intend to invest in continued education, marketing and clinical evidence to accelerate adoption of VASCADE MVP in this market. We also intend to leverage the compelling value proposition of VASCADE MVP to target new electrophysiology accounts within customers where we can also drive utilization of VASCADE, given the significant overlap across coronary, peripheral and electrophysiology centers. These efforts to increase market acceptance require significant investment in our sales force and vary depending in part on physician practice specializations, geographic location of customers and physicians’ personal preferences on vascular closure methods.

•

Growth and effectiveness of our sales force. Our sales, marketing and physician education efforts are focused on opening new customer accounts, increasing penetration at existing customer accounts and driving adoption of our products by a variety of physicians across cardiovascular specialties. To date, we have taken a measured approach to expanding our sales force, with the majority of our territory managers covering accounts in the eastern and central regions of the United States. Our sales and marketing personnel are trained to market both VASCADE and VASCADE MVP. We intend to continue to make significant investments in our sales and marketing organization to facilitate further adoption within existing customer accounts as well as broaden awareness of our products to new customers as we expand our sales efforts across the United States. The rate at which we grow our sales force, increased investments in our existing sales organization and the speed at which newly hired salespeople become effective can impact our revenue growth or costs incurred in anticipation of our geographic expansion and potential sales growth.

•

Leveraging manufacturing capacity to improve gross margin. We believe our manufacturing capabilities are scalable to support our ability to continue to supply high quality products and realize operating efficiencies as we grow our customer base. If we increase sales of our products, our fixed manufacturing costs will be spread over more units, which we believe will reduce our manufacturing costs on a per-unit basis and in turn improve our gross margin. In addition, we intend to continue investing in manufacturing efficiencies in order to reduce our overall manufacturing costs. However, other factors will continue to impact our gross margins such as cost of product components and higher near-term manufacturing costs related to new product launches, such as VASCADE MVP.

•

Clinical Results. Publications of clinical results by us, our competitors and other third parties can have a significant influence on whether, and the degree to which, our products are used by physicians and other healthcare providers. The strength of our clinical data has been critical in driving early adoption of VASCADE and VASCADE MVP. We intend to continue to build our clinical evidence base with publication of recently completed studies such as AMBULATE IMPACT and AMBULATE CAP, as well as new studies designed to accelerate VASCADE MVP as a standard of care in electrophysiology procedures. While research and development and clinical studies are time consuming and costly, we believe that a robust clinical evidence base, including to support the economic value proposition of our products, and product enhancements that improve efficacy, safety and cost effectiveness are critical to increasing market acceptance and adoption of our products.

If we fail to successfully address the challenges, risks and variables and other risks that we face, including the factors set forth above, our business, results of operations and prospects may be harmed. See “Risk factors” and “Special note regarding forward-looking statements” for additional information regarding the challenges and risks we face.

Components of our results of operations

Revenue

We derive revenue from the sale of VASCADE and VASCADE MVP to hospitals, ambulatory surgery centers and other treatment facilities in the United States through direct sales representatives. We ship products upon receipt of a written purchase order from our customer and do not sell on consignment. We recognize revenue for our products at the time when the customer takes title and risk of loss. We do not accept returns, other than at our discretion or due to product deficiencies. Our customers typically purchase an initial stocking order of our products and then reorder as needed.

We expect our revenue to fluctuate from quarter-to-quarter due to a variety of factors. For example, in the third quarter, the number of elective cardiovascular procedures nationwide is historically lower than other quarters throughout the year, which we believe is due to summer vacation schedules, resulting in fewer procedures.

Cost of revenue

Cost of revenue consists primarily of materials, direct labor, overhead costs, reserves for excess, obsolete and non-sellable inventories and fulfillment costs. Overhead costs include the cost of quality assurance, material procurement, inventory control, facilities, equipment and manufacturing operations management. We expect cost of revenue to increase in absolute dollars as our product sales increase.

Gross profit and gross margin

We calculate gross margin as gross profit divided by revenue. Our gross margin has been and will continue to be affected by a variety of factors, primarily average selling prices, product sales mix, production and ordering volumes, manufacturing costs, product yields, headcount and cost-reduction strategies. We expect our gross margin to increase over the long term to the extent our production and ordering volumes increase due to increased sales and we spread the fixed portion of our overhead costs over a larger number of units produced. We intend to use our design, engineering and manufacturing know-how and capabilities to further advance and improve the efficiency of our manufacturing processes, which we believe will reduce costs and have a positive impact on our gross margin. Our gross margin could fluctuate from quarter to quarter as our product sales increase, as we introduce new products or make product improvements, as we leverage our fixed costs or as we adopt new manufacturing processes and technologies.

Selling, general and administrative expenses

Selling, general and administrative expenses consist of (i) personnel-related expenses, including salaries, benefits, bonuses, sales commissions, travel expenses and stock-based compensation, (ii) marketing and promotional activities, including trade shows and market research, (iii) professional services fees, including legal, audit and tax fees, and (iv) costs of outside consultants. We expect to continue to invest in our existing sales force and personnel, grow our sales force and increase marketing and product education and training efforts as we continue to execute on our growth and sales territory expansion strategy across the United States. In addition, we expect to incur additional expenses associated with operating as a public company, including legal, accounting, insurance, exchange listing and SEC compliance and investor relations. As a result, we expect selling, general and administrative expenses to increase in absolute dollars in future periods.

Research and development expenses

Research and development, or R&D, expenses consist primarily of personnel-related expenses, clinical studies, engineering and product development costs to support regulatory clearance of, and related regulatory compliance for, our products. Specifically, R&D expenses that support regulatory approval of, and related regulatory compliance for, our products include costs associated with our clinical studies, consisting of clinical trial design, clinical site establishment and management, clinical data management, travel expenses and the costs of products used for our clinical trials. Personnel-related expenses include salaries, benefits, bonuses and stock-based compensation of our R&D employees. Non personnel-related expenses include costs of outside consultants, testing, materials and supplies, and allocated overhead, including rent, equipment, depreciation and utilities. R&D expenses are charged to expense when incurred. We expect R&D expenses as a percentage of revenue to vary over time depending on the level and timing of our new product development efforts, as well as our clinical development, clinical trial and other related activities.

Interest expense

Interest expense consists primarily of interest incurred on our outstanding indebtedness and noncash interest related to the amortization of debt discount and issuance costs associated with the Loan Agreement.

Other expense, net

Other expense, net primarily consists of gains and losses resulting from the remeasurement of the fair value of our redeemable convertible preferred stock warrant liability and our success fee derivative liability under the Loan Agreement (as described under “—Loan and security agreement”) at each balance sheet date, as well as interest income generated from our cash balances. We will continue to record adjustments to the estimated fair value of the redeemable convertible preferred stock warrants until the earlier of (i) exercise or expiration of the redeemable convertible preferred stock warrants, or (ii) the closing of this offering or a change of control, at which time outstanding redeemable convertible preferred stock warrants either convert into common stock warrants on a one-to-one basis or expire. Prior to the closing of this offering, the final fair value of the redeemable preferred stock warrant liability associated with any converted warrants will be reclassified to common stock and additional paid-in capital, while the liability associated with expired warrants that are not exercised in connection with this offering will be recognized as a gain within the statement of operations and comprehensive loss. As a result, the redeemable convertible preferred stock warrant liability will be settled and will no longer be subject to remeasurement. We will continue to record adjustments to the estimated fair value of the success fee derivative liability under our Loan Agreement until a qualifying liquidity event, including the closing of this offering, occurs. See Note 5 to our financial statements included elsewhere in this prospectus for the definition of a specified liquidity event under the Loan Agreement.

Provision for income taxes

Income tax provision consists primarily of income taxes in certain state and local jurisdictions in the United States. We have a full valuation allowance for deferred tax assets, including net operating loss carryforwards and tax credits related primarily to R&D expenses.

Results of operations

Comparison of the years ended December 31, 2018 and 2019

	Year ended December 31,
(in thousands, except percentages)	2018	2019	Change	Change
Revenue	$21,075	$32,509	$11,434	54%
Cost of revenue	5,992	9,183	3,191	53

Gross profit	15,083	23,326	8,243	55
Gross margin	71.6%	71.8%

Operating expenses:
Selling, general, and administrative	19,399	26,461	7,062	36
Research and development	6,556	5,793	(763)	(12)

Total operating expenses	25,955	32,254	6,299	24

Loss from operations	(10,872)	(8,928)	1,944	(18)
Interest expense	(2,124)	(2,960)	(836)	39

Other expense, net	(1,525)	(938)	587	(38)

Net loss before provision for income taxes	(14,521)	(12,826)	1,695	(12)

Provision for income taxes	(47)	(103)	(56)	119

Net loss and comprehensive loss	$(14,568)	$(12,929)	$1,639	(11)%

Revenue

Revenue increased $11.4 million, or 54%, from $21.1 million in 2018 to $32.5 million in 2019, due primarily to the commercialization of VASCADE MVP after we received PMA in late 2018, which contributed $10.4 million to the increase. Sales of VASCADE also contributed to the increase as we continued sales penetration in our existing sales territories in the United States and added new customer accounts in 2019. Changes in the average selling price of our products upon commercial launch were not a significant contributor to the increase in revenue.

Cost of revenue

Cost of revenue increased $3.2 million, or 53%, from $6.0 million in 2018 to $9.2 million in 2019. This increase was primarily due to the increase in the number of VASCADE and VASCADE MVP units manufactured and sold in 2019.

Gross profit and gross margin

Gross profit increased by $8.2 million, while gross margin in 2019 increased by 0.2 percentage points. Gross margin increased primarily due to improved leverage of fixed costs and the higher volume of VASCADE MVP and VASCADE units manufactured and sold in 2019.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $7.1 million, or 36%, from $19.4 million in 2018 to $26.5 million in 2019. This increase was primarily due to an expansion of commercial activities from the commercialization of VASCADE MVP and greater market penetration and was primarily attributable to (i) an increase of $4.8 million in personnel-related expenses associated with an increase in headcount in our sales force, including salaries, benefits, sales commissions and related travel, (ii) an increase of $1.0 million in personnel and consulting costs in connection with our preparation to become a public company and (iii) $0.6 million in legal costs in connection with defending against the patent infringement claim filed by St. Croix Surgical Systems, LLC. See “Business—Legal proceedings” for more information regarding the patent litigation with St. Croix Surgical Systems, LLC.

Research and development expenses

R&D expenses decreased $0.8 million, or 12%, from $6.6 million in 2018 to $5.8 million in 2019. The decrease in R&D expenses was primarily due to a decrease of $1.2 million in clinical trial and regulatory costs in connection with the completion of our AMBULATE clinical trial in 2018, which served as the basis of the PMA for VASCADE MVP, offset by an increase of $0.4 million in personnel-related costs.

Interest expense

Interest expense increased $0.8 million, or 39%, from $2.1 million in 2018 to $2.9 million in 2019. The increase was primarily due to cash interest expense associated with increased borrowings under our Loan Agreement in 2019. As of December 31, 2018 and 2019, the aggregate amount of borrowings outstanding under the Loan Agreement was $20.0 million and $35.0 million, respectively.

Other expense, net

Other expense, net decreased $0.6 million, or 38%, from $1.5 million in 2018 to $0.9 million in 2019. This decrease was primarily due to a lower change in the fair value of the redeemable convertible preferred stock warrant liability, offset by an increase in the success fee derivative liability under the Loan Agreement (as described under “—Loan and security agreement”), which we are required to pay upon the occurrence of a specified liquidity event, including the closing of this offering. See Note 5 to our financial statements included elsewhere in this prospectus for the definition of a specified liquidity event under the Loan Agreement.

Selected quarterly financial information

The following table sets forth our unaudited statement of operations and comprehensive loss data for each of the quarters presented. We have prepared the unaudited quarterly information on a basis consistent with our audited annual financial statements included elsewhere in this prospectus and include, in our opinion, all normal recurring adjustments necessary for the fair statement of the results of operations for the periods presented. The following quarterly financial information should be read in conjunction with our financial statements and related notes thereto included elsewhere in this prospectus. Our historical quarterly results are not necessarily indicative of the results that may be expected in the future.

	For the three months ended
(in thousands)	March 31, 2018	June 30, 2018	Sept. 30, 2018	Dec. 31, 2018	March 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019

Revenue:
VASCADE	$4,476	$5,079	$5,487	$5,854	$5,402	$5,568	$5,548	$5,427
VASCADE MVP	—	—	—	179	1,127	2,350	2,777	4,310

Total revenue	4,476	5,079	5,487	6,033	6,529	7,918	8,325	9,737
Cost of revenue	1,320	1,448	1,556	1,668	1,976	2,373	2,184	2,650

Gross profit	3,156	3,631	3,931	4,365	4,553	5,545	6,141	7,087

Operating expenses:
Selling, general and administrative	4,370	4,664	5,031	5,334	5,744	6,233	6,650	7,834
Research and development	1,934	1,648	1,373	1,601	1,451	1,391	1,244	1,707

Total operating expenses	6,304	6,312	6,404	6,935	7,195	7,624	7,894	9,541

Loss from operations	(3,148)	(2,681)	(2,473)	(2,570)	(2,642)	(2,079)	(1,753)	(2,454)
Interest expense	483	499	506	636	627	644	847	842
Other expense (income), net	388	321	338	478	(17)	(14)	445	524

Loss before provision for income taxes	(4,019)	(3,501)	(3,317)	(3,684)	(3,252)	(2,709)	(3,045)	(3,820)
Provision for income taxes	—	16	9	22	29	31	21	22

Net loss and comprehensive loss	(4,019)	(3,517)	(3,326)	(3,706)	(3,281)	(2,740)	(3,066)	(3,842)

	For the three months ended
(% of revenue)	March 31, 2018	June 30, 2018	Sept. 30, 2018	Dec. 31, 2018	March 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019
Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	29%	29%	28%	28%	30%	30%	26%	27%

Gross profit	71%	71%	72%	72%	70%	70%	74%	73%

Operating expenses:
Selling, general and administrative	98%	92%	92%	88%	88%	79%	80%	80%
Research and development	43%	32%	25%	27%	22%	18%	15%	18%

Total operating expenses	141%	124%	117%	115%	110%	96%	95%	98%

Loss from operations	(70)%	(53)%	(45)%	(43)%	(40)%	(26)%	(21)%	(25)%
Interest expense	11%	10%	9%	11%	10%	8%	10%	9%
Other expense (income), net	9%	6%	6%	8%	0%	0%	5%	5%

Loss before provision for income taxes	(90)%	(69)%	(60)%	(61)%	(50)%	(34)%	(37)%	(39)%
Provision for income taxes	0%	0%	0%	0%	0%	0%	0%	0%

Net loss and comprehensive loss	(90)%	(69)%	(61)%	(61)%	(50)%	(35)%	(37)%	(39)%

Liquidity and capital resources

Sources of liquidity

Since inception, we have financed our operations principally through private placements of redeemable convertible preferred stock and debt financing agreements. As of December 31, 2019, we had cash of $13.6 million, an accumulated deficit of $144.9 million and $35.0 million of borrowings outstanding under the Loan Agreement.

Future funding requirements

Our recurring losses from operations and negative cash flows raise doubt about our ability to continue as a going concern. As a result, we have concluded that there is substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued. See Note 1 to our financial statements included elsewhere in this prospectus for additional information on our assessment. Similarly, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2019, describing the existence of substantial doubt about our ability to continue as a going concern.

We believe that the net proceeds from this offering, together with our existing cash and additional borrowings available under the Loan Agreement, will be sufficient to meet our capital requirements and fund our operations for at least the next 12 months. If these sources are insufficient to satisfy our liquidity requirements, we may seek to raise additional funds through future equity or debt financings.

We intend to continue to make significant investments in our sales and marketing organization by increasing the number of U.S. sales representatives and increasing investments in our existing sales force to help facilitate further adoption among existing customer accounts as well as broaden awareness of VASCADE and VASCADE MVP to new customers. We also expect to continue to make investments in research and development and clinical studies to continue to develop robust clinical evidence for our products and develop new technologies. Moreover, we expect to incur additional expenses associated with operating as a public company, including legal, accounting, insurance, exchange listing and SEC compliance, investor relations and other expenses. Because of these and other factors, we expect to continue to incur substantial net losses and negative cash flows from operations for the foreseeable future.

Our future capital requirements will depend on many factors, including sales volume growth for our products and expansion of sales territories and ability to control discretionary spending. If we raise additional funds by issuing equity securities, our stockholders would experience dilution. Additional debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. There can be no assurance that our efforts to procure additional financing will be successful or that, if they are successful, the terms and conditions of such financing will be favorable to us or our stockholders. If we are unable to raise additional financing when needed, we may be required to delay, reduce, or terminate the development, commercialization and marketing of our products and scale back our business and operations. See “Risk factors—Risks related to our business and products—In order to support our continued operations and the growth of our business, we may need to incur additional indebtedness under our existing Loan Agreement or seek capital through new equity or debt financings, which sources of additional capital may not be available to us on acceptable terms or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, it could harm our business and growth prospects.”

Loan and security agreement

We are party to a loan and security agreement, as most recently amended in December 2019, with Solar Capital, Ltd. and Western Alliance Bank, or the Lenders, to provide for a term loan facility of up to $50.0 million, of which $35.0 million was borrowed by us as of December 31, 2019. The remaining $15.0 million under the Loan Agreement is available in three tranches of up to $5.0 million each, provided that we meet certain trailing six-month revenue requirements in 2020 or 2021. We are also required to pay a final fee equal to 5.5% of the principal amount borrowed, in addition to an amendment fee of $0.6 million, upon the earliest to occur of (i) the maturity date, (ii) acceleration and (iii) the prepayment of outstanding borrowings under the Loan Agreement.

Borrowings under the Loan Agreement bear interest at a rate per annum equal to the sum of (i) the greater of the one-month London Inter-Bank Offered Rate or 1.76% per annum, plus (ii) 7.95%, which is due and payable in arrears on a monthly basis. During the first 30 months, ending on June 30, 2022, or prior to January 1, 2023 subject to the satisfaction of certain requirements set forth in the Loan Agreement, payments are interest only. Thereafter, principal is repayable in 18 equal monthly installments during the final 18 months of the borrowing term. All unpaid principal, and accrued and unpaid interest, is due and payable in full on December 1, 2023. Borrowings under the Loan Agreement are collateralized by a security interest on substantially all of our assets, including intellectual property.

The Loan Agreement requires us to pay a success fee totaling $1.2 million upon the occurrence of a specified liquidity event, including the closing of this offering. See Note 5 to our financial statements included elsewhere in this prospectus for the definition of a specified liquidity event. In addition, under the Loan Agreement, we are subject to a financial covenant related to minimum liquidity. The liquidity covenant requires that we maintain an amount greater than (i) an amount that exceeds the average cash spent over the most recent three-month period and (ii) $3.0 million. Certain qualified expenditures related to this offering can be excluded from the average cash spent.

Lease agreements

We lease our headquarters in Santa Clara, California pursuant to a lease agreement which terminates in February 2024. We also lease our manufacturing facilities in Guaymas, Mexico pursuant to a lease agreement, as amended, which terminates in November 2026.

Cash flows

The following table summarizes our cash flows for each of the years ended December 31:

	Year Ended December 31,
(in thousands)	2018	2019
Net cash used in operating activities	$(14,636)	$(14,336)
Net cash used in investing activities	(124)	(363)
Net cash provided by financing activities	4,445	14,987

Net (decrease) increase in cash and restricted cash	$(10,315)	$288

Net cash used in operating activities

Net cash used in operating activities for the year ended December 31, 2019 was $14.3 million, consisting primarily of a net loss of $12.9 million and an increase in net operating assets of $3.6 million, partially offset by noncash charges of $2.2 million. The increase in net operating assets was primarily due to increases of $1.7 million in inventories and $1.8 million in accounts receivable, partially offset by an increase of $0.6 million in accounts payable and a decrease of $0.3 million in lease liabilities. The noncash charges primarily consisted of depreciation, stock-based compensation, noncash interest expense, amortization of right-of-use assets and the changes in fair values of the success fee derivative liability and redeemable convertible preferred stock warrant liability.

Net cash used in operating activities for the year ended December 31, 2018 was $14.6 million, consisting primarily of a net loss of $14.6 million and an increase in net operating assets of $3.1 million, offset by noncash charges of $3.1 million. The increase in net operating assets was primarily due to an increase of $1.9 million in inventories and $0.7 million in accounts receivable driven by the continuing growth of our business, partially offset by increases of $0.2 million accrued expenses and other liabilities, due to timing of payments and growth of our operations. We also had noncash charges, which consisted of depreciation, stock-based compensation, noncash interest expense, amortization of right-of-use assets and the change in the fair value of the redeemable convertible preferred stock warrant liability.

Net cash used in investing activities

Net cash used in investing activities in the year ended December 31, 2019 was $0.4 million consisting of purchases of property and equipment.

Net cash used in investing activities in the year ended December 31, 2018 was $0.1 million consisting of purchases of property and equipment.

Net cash provided by financing activities

Net cash provided by financing activities in the year ended December 31, 2019 of $15.0 million primarily relates to proceeds of $15.0 million from additional borrowings under the Loan Agreement.

Net cash provided by financing activities in the year ended December 31, 2018 of $4.4 million primarily relates to proceeds of $5.0 million from additional borrowings under the Loan Agreement, net of fees paid totaling $0.7 million.

Contractual obligations and commitments

Our principal obligations consist of our operating lease obligations and the principal balance outstanding under the Loan Agreement as well as the final fee and interest. The following table sets out, as of December 31, 2019, our contractual obligations due by period:

	Payments Due by Period
(in thousands)	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Operating lease obligations	$2,474	$470	$979	$724	$301
Loan agreement, including final fee and interest(1)	48,571	3,241	18,247	27,083	—

Total	$51,045	$3,711	$19,226	$27,807	$301

(1)	Amounts in the table reflect the contractually required interest payable on outstanding borrowings under the Loan Agreement. Interest payments reflected in the table were calculated using an interest rate of 14.75%, which was the interest rate applicable to borrowings under the Loan Agreement as of December 31, 2019.

In 2019, we drew down an additional $15.0 million of borrowings under the Solar Loan, as amended ($7.5 million in June 2019 and $7.5 million in December 2019), bringing our total outstanding borrowings balance to $35.0 million and final fee to $1.9 million as of December 31, 2019. In addition, under the Loan Agreement, as of December 31, 2019, we will be required to pay the lenders a success fee totaling $1.2 million upon the occurrence of a specified liquidity event, including the closing of this offering. See Note 5 to our financial statements included elsewhere in this prospectus for the definition of a specified liquidity event.

Included in our operating lease obligations in the above table is the November 2019 extension of the terms of our existing manufacturing operating lease to November 2026.

The contractual commitment amounts in the table and footnotes above are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a significant penalty, such as inventory purchase commitments, are not included in the table above.

Critical accounting policies and estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions for the reported amounts of assets, liabilities, revenue, expenses and related disclosures. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

While our significant accounting policies are more fully described in Note 2 of our financial statements included elsewhere in this prospectus, we believe the following discussion addresses our most critical accounting policies, which are those that are most important to our financial condition and results of operations and require our most difficult, subjective and complex judgments.

Revenue recognition

We record product revenue from the sale of our vascular closure devices. Our revenue is generated from the sale of our products to hospitals, ambulatory surgery centers and other treatment facilities in the United States through direct sales representatives. Revenue is recognized in accordance with Topic 606, which we adopted effective January 1, 2018 using the full retrospective approach. The adoption of Topic 606 did not have an impact on the financial statements. To determine revenue recognition for arrangements within the scope of Topic 606, we perform the following five steps:

(i)	identify the contract(s) with a customer;

(ii)	identify the performance obligations in the contract;

(iii)	determine the transaction price;

(iv)	allocate the transaction price to the performance obligations in the contract; and

(v)	recognize revenue when (or as) the entity satisfies a performance obligation.

We typically reference customer purchase orders to determine the existence of a contract and an associated customer master purchase agreement. Orders that are not accompanied by a purchase order or a master purchase agreement are confirmed with the customer in writing. The purchase orders or similar correspondence, once accepted, identify the performance obligations as well as the transaction price, and otherwise outline the rights and obligations of each party.

At contract inception, we assess the products promised in our contracts with customers and identify a performance obligation for each promise to transfer to the customer a product that is distinct. Our devices are distinct, and each agreement to transfer a device to the customer represents a performance obligation. Our products are readily available for usage as soon as the customer possesses them. Upon receipt, the customer controls the economic benefits of the product, has significant risks and rewards, and the legal title. We have present right to payment, and therefore, the transfer of control is deemed to happen at a point in time. There are no further performance obligations by us to the customer after receipt. Shipping and handling activities performed after control over the product transfers to the customer (free on-board shipping point) are fulfillment activities and are not considered to be a separate performance obligation.

Revenue is measured as the amount of fixed consideration we expect to receive, which is based on the invoiced price in exchange for transferring products, net of allowances for returns, fees paid to group purchasing organizations, and any sales and value added taxes required to be invoiced. In the event of a specified and qualified access site complication following the use of VASCADE, we provide certain customers with a performance guarantee equal to a $1,000 payment. Customer payments and the amounts associated with changes in estimates of variable consideration during the years ended December 31, 2018 and 2019 were immaterial.

We allocate the transaction price of each contract among the performance obligations in accordance with the pricing of each item specified on the purchase order or master purchase agreement, which is in turn based on standalone selling prices from our published price lists. Payment terms are typically 30 days from the fulfillment of the orders and fall within the one-year guidance for the practical expedient which allows us to forgo adjustment of the promised amount of consideration for the effects of a significant financing component.

Revenue from a product sale is recognized when the customer obtains control of the product, which occurs at a point in time, either upon shipment of the product or receipt of the product, depending on shipment terms. Our standard shipping terms are free on-board shipping point, unless the customer requests that control and title to the inventory transfer upon delivery. In those cases where shipping and handling costs are billed to customers, we classify the amounts billed as a component of cost of revenue.

We accept product returns at our discretion or if the product is defective as manufactured and establish estimated provisions for returns. In making such estimates, we analyze historical returns and changes in customer demand and acceptance of our product. Returns have been immaterial during the years ended December 31, 2018 and 2019.

Sales taxes that are collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from net sales.

As allowed under the practical expedient, we do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed. Costs associated with product sales include commissions, where we apply the practical expedient and recognize commissions as expense when incurred because the expense is incurred at a point in time and the amortization period is less than one year. Commissions are reported in selling, general and administrative expense in the statements of operations and comprehensive loss.

Inventories

Inventory is stated at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) and net realizable value. Net realizable value is determined as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Inventory costs include direct materials, direct labor and normal manufacturing overhead. Write-offs for excess or obsolete, or non-sellable inventories are recorded when required to reduce inventory values to their estimated net realizable values based on product life cycle, development plans, product expiration or quality issues. Inventory write-offs are charged to cost of revenue.

Stock-based compensation

We measure our stock-based awards made to employees and non-employees based on the estimated fair values of the awards as of the grant date using the Black-Scholes option-pricing model. The model requires us to make a number of assumptions including expected volatility, expected term, risk-free interest rate and expected dividend yield. We expense the fair value of our equity-based compensation awards on a straight-line basis over the requisite service period, which is the period in which the related services are received. We account for award forfeitures as they occur.

We estimate the fair value of our stock-based awards using the Black-Scholes option-pricing model, which requires the input of highly subjective assumptions. Our assumptions are as follows:

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Fair value of common stock.    The fair value of our common stock was determined by our board of directors because there was no public market for our common stock. Our board of directors determined the fair value of the common stock by considering a number of objective and subjective factors, including having valuations of our common stock performed by an independent third-party valuation firm, valuations of comparable peer public companies, sales of our redeemable convertible preferred stock to unrelated third parties, operating and financial performance, the lack of liquidity of our capital stock, and general and industry-specific economic outlook, and equity market conditions.

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Expected term.    The expected term represents the period that the stock options are expected to remain outstanding. We use the simplified method to determine the expected term for our option grants as provided by the SEC. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options. We use the simplified method to determine our expected term because of our limited history of stock option exercise activity.

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Volatility.    The expected volatility is derived from the historical stock volatilities of several comparable publicly listed peers over a period approximately equal to the expected term of the options as we have no trading history to determine the volatility of our common stock.

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Risk-free interest rate.    The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the stock-based awards’ expected term.

•	Dividend rate. The expected dividend is zero as we have not paid nor do we anticipate paying any dividends on our common stock in the foreseeable future.

We will continue to use judgment in evaluating the expected volatility and expected terms utilized for our stock-based compensation calculations on a prospective basis. As we continue to accumulate additional data, we may have refinements to our assumptions, which could materially impact our future stock-based compensation expense.

We expect to continue to grant stock options and other equity-based awards in the future, and to the extent that we do, our stock-based compensation expense recognized in future periods will likely increase.

Fair value of common stock

The estimated fair value of the common stock underlying our stock options was determined at each grant date by our board of directors, with input from management. All options to purchase shares of our common stock are intended to be exercisable at a price per share not less than the per-share fair value of our common stock underlying those options on the date of grant.

In the absence of a public trading market for our common stock, on each grant date, we develop an estimate of the fair value of our common stock based on the information known to us on the date of grant, upon a review of any recent events and their potential impact on the estimated fair value per share of the common stock and considering independent third-party valuations of our common stock. As provided for in Section 409A of the

Code, we generally rely on our valuations for up to twelve months unless we have experienced a material event that would have affected the estimated fair value per common share.

Our valuations of our common stock were determined in accordance with the guidelines outlined in the

American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid.

The assumptions used to determine the estimated fair value of our common stock are based on numerous objective and subjective factors, combined with management judgment, including:

•	external market conditions affecting the biotechnology industry and trends within the industry;

•	our stage of development and business strategy;

•	the rights, preferences and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	the prices at which we sold shares of our redeemable convertible preferred stock;

•	our financial condition and operating results, including our levels of available capital resources;

•	the progress of our research and development and commercialization efforts;

•	equity market conditions affecting comparable public companies; and

•	general U.S. market conditions and the lack of marketability of our common stock.

The assumptions underlying these valuations represent our board of directors’ best estimates at the time they were made, which involve inherent uncertainties and the application of the judgment of our board of directors. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different.

In determining the fair value of our common stock, we estimated the enterprise value of our business using equal weighting between the income and market approaches.

The market approach attempts to value an asset or security by examining observable market values for similar assets or securities. When applied to the valuation of equity, the analysis may include consideration of the financial condition and operating performance of the company being valued relative to those of publicly traded companies or to those of companies acquired in a single transaction, which operate in the same or similar lines of business. In order to achieve comparability, multiples may be adjusted to factor in differences in entity size, profitability, expected growth, working capital, liquidity, and investors’ required rate of return. The specific market approaches employed in our third-party valuations include the following:

•	Guideline public company approach. Enterprise value is estimated based upon the observed valuation multiples of comparable public companies.

•	Guideline transactions approach. Enterprise value is estimated based upon the observed valuation multiples paid in acquisitions of comparable companies.

The income approach attempts to value an asset or security by estimating the present value of the future economic benefits it is expected to produce. These benefits can include earnings, cost savings, tax deductions, and disposition proceeds from the asset. Projected cash flows are then discounted to a present value employing a discount rate that properly accounts for the estimated market weighted-average cost of capital, as well as any risk unique to the subject cash flows. Finally, an assumption is made regarding the sustainable long-term rate of growth and a residual value is estimated and discounted to a present value. The sum of the present value of the cash flows and the residual, or “terminal,” value represents the estimated fair value of the total invested capital of the entity. The specific income approach employed in our third-party valuations was a discounted cash flow analysis. Specific inputs into the discounted cash flow analysis were forecasted by our management team and included:

•	estimated future revenues;

•	estimated future operating expenses;

•	estimated future other income and expenses and provision for income taxes;

•	estimated future capital expenditures; and

•	estimate future working capital requirements.

The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, we considered the following methods:

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Option pricing method. Under the option pricing method, or the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.

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Probability-weighted expected return method. The probability-weighted expected return method, or the PWERM, is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

We determined that a hybrid approach of the OPM and the PWERM methods was the most appropriate method for allocating our enterprise value to determine the estimated fair value of our common stock. In determining the estimated fair value of our common stock, our board of directors also considered the fact that our stockholders could not freely trade our common stock in the public markets. Accordingly, we applied discounts to reflect the lack of marketability of our common stock based on the weighted-average expected time to liquidity. The estimated fair value of our common stock at each grant date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.

Following the closing of this offering, our board of directors intends to determine the fair value of our common stock based on the closing quoted market price of our common stock as reported on the NYSE on the date of grant.

Based upon an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, the aggregate intrinsic value of options outstanding as of December 31, 2019 was $             million, of which $             million related to vested options and $             million related to unvested options.

Fair value of redeemable convertible preferred stock warrants

We have issued warrants to purchase shares of redeemable convertible preferred stock. We account for these warrants as a liability in our financial statements because the underlying instrument into which the warrants are exercisable contains deemed liquidation provisions that are outside our control.

The warrants are recorded at fair value using a Black-Scholes option pricing model, which incorporates assumptions and estimates. The estimates and assumptions impacting the fair value measurement include the fair value per share of the underlying equity instruments issuable upon exercise of the warrants, remaining contractual term of the warrants, risk-free interest rate, expected dividend yield and expected volatility of the underlying redeemable convertible preferred stock by taking into consideration our most recent sales of our redeemable convertible preferred stock and additional factors that we deem relevant. As a private company, we have historically lacked company-specific historical and implied volatility information of our stock. Accordingly, we estimate expected stock volatility based on the historical volatility of publicly traded peer companies for a term equal to the remaining contractual term of the warrants. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the remaining contractual term of the warrants, while we estimated a 0% dividend yield based on the expected dividend yield and the fact that we have never paid or declared dividends. The fair value per share of the redeemable convertible preferred stock is derived from the valuations for our common stock as described under “—Fair value of common stock.” The warrants are subject to remeasurement at each balance sheet date with any changes in fair value being recognized as a component of other expense, net in the statements of operations and comprehensive loss. We will continue to adjust the liability for changes in fair value until the earlier of (i) exercise or expiration of the warrants, or (ii) the closing of this offering or a change of control, at which time outstanding redeemable convertible preferred stock warrants will either convert into common stock warrants on a one-to-one basis or expire. Prior to the closing of this offering, the final fair value of the redeemable preferred stock warrant liability associated with any converted warrants will be reclassified to common stock and additional paid-in capital, while the liability associated with expired warrants that are not exercised in connection with this offering will be recognized as a gain within the statement of operations and comprehensive loss. As a result, the redeemable convertible preferred stock warrant liability will be settled and will no longer be subject to remeasurement.

Success fee derivative liability

The Loan Agreement requires us to pay a $1.2 million success fee upon the occurrence of a specified liquidity event, as defined in the Loan Agreement. The success fee is being accounted for as a derivative liability and was initially recorded at fair value upon entering into the Loan Agreement and is subsequently remeasured to fair value at each reporting date. Changes in the fair value of the success fee derivative liability are recognized as a component of other expense, net in the statements of operations and comprehensive loss. Changes in the fair value of the success fee derivative liability will continue to be recognized until a qualifying liquidity event occurs. As of December 31, 2019, based on our assumptions of the timing and likelihood of a specified liquidity event, we have determined that the fair value of the success fee derivative liability is $1.0 million.

Off-balance sheet arrangements

We did not have during the periods presented any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Emerging growth company and smaller reporting company status

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

We are also a “smaller reporting company” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250 million as of the last business day of the second fiscal quarter or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million as of the last business day of the second fiscal quarter. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Recently issued accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. In November 2019, the FASB issued ASU No. 2019-11, Codification Improvements to Topic 326, Credit Losses, which provides clarification to ASU No. 2016-13. These ASUs require the measurement and recognition of expected credit losses for financial assets held at amortized cost. This ASU replaces the existing incurred loss impairment model with an expected loss model. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes will result in earlier recognition of credit losses. For private business entities, this ASU is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the effect, if any, that the adoption of this ASU will have on our financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework— Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements. This ASU removes the requirement to disclose: the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; the policy for timing of transfers between levels; and the valuation processes for Level 3 fair value measurements. For private business entities, this ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The adoption of this ASU is not expected to have a material effect on our financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a cloud computing arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use-software. This ASU is effective for fiscal years beginning after December 15, 2020 and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted. We are currently evaluating the impact of this accounting standard update on our financial statements and related disclosures.

Quantitative and qualitative disclosures about market risk

Interest rate risk

Our cash is held in demand and money market accounts at one financial institution. Due to the short-term nature of these instruments, we do not believe that we have any material exposure to changes in interest rates. Declines in interest rates, however, would reduce our future interest income.

We are exposed to interest rate risk related to our Loan Agreement which is subject to variable interest rates. As of December 31, 2019, a 100-basis point increase in interest rates on borrowings under the Loan Amendment would increase our interest expense $0.4 million annually.

Foreign currency risk

Our business, including our operations in Mexico, is primarily conducted in U.S. dollars. Any transactions that are conducted in foreign currencies are not expected to have a material effect on our results of operations, financial position or cash flows.

Business

Overview

We are a medical device company focused on transforming vascular closure for the benefit of patients, hospitals and physicians. Our products address the over 5.5 million catheter-based coronary, peripheral and electrophysiology procedures in the United States that require vascular access site closure each year. We have purposefully built and optimized our VASCADE family of products to address the key clinical and economic challenges of manual compression, the traditional standard of care for vascular closure in these procedures.

Designed around an easy to use, catheter-based delivery system and the natural clot-inducing properties of collagen, our VASCADE device is the only marketed vascular closure device clinically proven to both increase workflow efficiency and reduce access site complications relative to manual compression for coronary and peripheral procedures. Similarly, our VASCADE MVP device is the only marketed vascular closure device clinically proven and labeled to improve workflow relative to manual compression for electrophysiology procedures. Importantly, these improvements drive meaningful cost savings for our customers, which consist of hospitals, ambulatory surgery centers and other treatment facilities. We believe our substantial body of clinical evidence supports the compelling value proposition of our products and will drive their continued adoption in the $1.4 billion annual U.S. market for vascular access site closure in coronary, peripheral and electrophysiology procedures.

Catheter-based, minimally invasive alternatives to open surgery have transformed cardiovascular medicine. The majority of these procedures gain access to the vascular system through the large femoral artery or vein in the patient’s groin, which creates an access site opening in the vessel that requires closure. In 2019, in the United States, there were approximately 5.2 million catheter-based, coronary and peripheral procedures, and 370,000 catheter-based electrophysiology procedures, the latter of which generally require two to five access sites per procedure.

Even with the major advances in technology over the last 40 years, the most common complications in coronary and peripheral procedures are still related to the access site. Manual compression, the traditional standard of care, involves the application of pressure in order to facilitate the formation of a blood clot at the access site. Vascular closure devices were introduced in the 1990s to improve upon manual compression by rapidly closing the access site and facilitating more efficient workflow. However, these devices have not been able to demonstrate a statistically significant reduction in access site complications relative to manual compression. Published data from various pivotal trials for competing vascular closure devices show an incidence rate of complications of up to 9.0% of procedures. As such, there remains a significant unmet need for safer vascular closure devices in coronary and peripheral procedures.

According to a 2013 article published in the Journal of American College of Cardiology that reviewed published data from the CATH-PCI registry, access site complications, defined as certain bleeding events, occur in approximately 5.8% of femoral access procedures. The access site complications observed ranged from large hematomas to more serious events such as vessel blockages and uncontrolled bleeding, which require costly surgical repair or blood transfusion. According to an article published in the American Journal of Cardiology, in 2019, the average cost of vascular complications in general, defined consistently with access site complications in the 2013 article described above, was estimated to be $4,800 per complication. There are approximately 5.2 million coronary and peripheral procedures conducted in the United States in 2019, according to Millennium Research Group, and assuming the incidence rate and average cost of access site complications described above, we estimate that access site complications cost the U.S. healthcare system up to approximately $1.5 billion annually.

Manual compression has also been the standard of care following catheter-based electrophysiology procedures, a category that has grown in excess of 10% annually driven by improvements in interventional treatments and diagnosis of cardiac arrhythmias such as atrial fibrillation. Despite the tremendous technological advancements in therapeutic tools for catheter-based electrophysiology procedures, manual compression still requires six to eight hours of immobilized bedrest which is costly and inefficient for the hospital and painful for the patient.

We developed our VASCADE technology platform to address the limitations of both manual compression and existing vascular closure devices. Our VASCADE family of products consists of two devices, VASCADE and VASCADE MVP, which share a common, innovative technology that features a simple, catheter-based delivery system and leverages the natural clot-inducing properties of collagen. This novel design significantly reduces access site complications, increases patient satisfaction and improves hospital workflow metrics that, in turn, drive economic benefits and cost savings.

Following a catheter-based cardiovascular procedure, our VASCADE or VASCADE MVP device is inserted through the introducer sheath that was used for the procedure and the disc is deployed and placed against the inside wall of the vessel. Once the disc is in the proper position, a protective sleeve is unlocked and exposes a resorbable collagen plug in the tissue tract against the outside of the vessel wall. As a result of hydration in the presence of moisture in the tissue tract, the collagen implant expands immediately to provide an extravascular seal after which the catheter delivery system is removed so that nothing is left behind in the vessel.

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VASCADE is the only marketed vascular closure device clinically proven to both increase workflow efficiency and reduce access site complications compared to manual compression in coronary and peripheral procedures, and our clinical data supports a lower complication rate relative to currently marketed vascular closure devices. Since we launched VASCADE in 2014, we have sold over 400,000 devices in the United States through December 31, 2019. We reinforce our value proposition with a risk-sharing program called the Performance Guarantee that provides customers with a fixed payment to share the cost of a qualifying complication. Since inception of the Performance Guarantee program in April 2016, we have sold over 60,000 devices through the program and our customers have reported qualifying complications that represent a rate of less than 0.1% of VASCADE procedures.

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VASCADE MVP is the only marketed vascular closure device indicated for electrophysiology procedures. VASCADE MVP is also the first and only marketed device to demonstrate a statistically significant improvement in key hospital workflow and patient satisfaction metrics, including time to ambulation, time to discharge eligibility, patient discomfort and usage of pain medication, including opioids, in electrophysiology procedures. Clinical data from our AMBULATE IMPACT study indicate that these workflow improvements, resulting primarily from a reduction in nursing and other staff time, together with reductions in overnight stays and changes in treatment, can potentially save our customers $1,200 to $2,300 per patient relative to manual compression, using cost saving assumptions based on 2018 data from Medicare and peer reviewed literature. See “—VASCADE MVP clinical data—AMBULATE IMPACT.” Since the full commercial launch of VASCADE MVP in January 2019, we have sold over 45,000 devices in the United States through December 31, 2019.

Our target markets for VASCADE and VASCADE MVP are highly synergistic. Our sales and marketing personnel are able to target multiple coronary, peripheral and electrophysiology procedure types at the same time given the general need for vascular closure following these procedures. Further, many of our hospital customers have one value analysis committee approval process before a device may be sold to any department within the hospital. See “—Our commercial strategy.” For these hospital customers, once a device receives approval, it may be marketed and sold to multiple hospital departments regardless of specialty area or procedure type and without additional approvals. Our target markets are also highly concentrated. In 2019, over 60% of the total U.S. market for coronary, peripheral and electrophysiology procedures was concentrated in 500 cardiovascular institutions. We plan to continue to leverage the concentrated nature of procedure volumes by focusing our efforts on the large volume centers that comprise a majority of our target market.

We currently market and sell VASCADE and VASCADE MVP in the United States through our direct sales organization. To date, we have taken a measured approach to expanding our sales force, with the majority of our territory managers covering accounts in the eastern and central regions of the United States. We believe this model can be replicated as we expand our commercial presence to high volume healthcare centers across the United States, while working to continue penetrating more deeply into existing customer accounts. Importantly, no additional reimbursement mechanisms are required to successfully execute our strategy as we bill our customers directly for the cost of our devices and they, in turn, are reimbursed for the overall therapeutic procedure.

While we have chosen to focus only on the U.S. market to date, both VASCADE and VASCADE MVP have CE Mark approval. We believe their clinical and economic advantages apply to the approximately $1.2 billion market for our products outside the United States. In the future we may take steps to commercialize our devices outside of the United States.

Our current portfolio of clinical evidence consists of data from five trials, including two randomized controlled multi-center trials, which have collectively evaluated more than 1,300 of our closure devices in the United States and Australia. Our RESPECT and AMBULATE pivotal clinical trials were prospective, multi-center, randomized, controlled clinical trials that in aggregate enrolled over 600 patients across over 30 centers and supported FDA PMA of VASCADE in 2013 and VASCADE MVP in 2018, respectively.

We plan to continue to develop and execute clinical studies that we believe will drive market development by increasing the evidence base for VASCADE and VASCADE MVP and supporting our value proposition. In addition, our research and development efforts are focused on expanding and iterating on our product portfolio to address evolving techniques in interventional procedures that may require closure of different size access sites.

We have built a dedicated manufacturing operation in Guaymas, Mexico in order to create a stable, efficient and quality-focused manufacturing organization to meet our growth needs. From its inception in 2015 through December 31, 2019, our plant has manufactured over 500,000 devices and has been through numerous inspections by the FDA and European notified bodies with no significant findings. We believe our manufacturing capabilities are scalable to continue to supply high quality products and realize operating efficiencies as we grow our customer base.

We have experienced considerable growth since launching our products, including 50% annual growth in revenue since 2015. Our revenue was $21.1 million and $32.5 million for the years ended December 31, 2018 and 2019, respectively, representing an increase of 54%. Our gross margin was 71.6% and 71.8% for the years ended December 31, 2018 and 2019, respectively. Our net losses were $14.6 million and $12.9 million for the years ended December 31, 2018 and 2019, respectively.

Our competitive strengths

We believe the continued growth of our company will be driven by the following competitive strengths:

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Innovative, transformative solution for vascular closure. Our vascular closure devices are transforming femoral vascular access site closure, addressing the market of over 5.5 million catheter-based, coronary, peripheral and electrophysiology procedures performed in the United States each year. We have purposefully built and optimized our technology to meet the requirements of electrophysiology procedures and the demands of coronary and peripheral procedures. Our VASCADE platform leverages a simple, low-profile catheter-based delivery system and the natural clot-inducing properties of collagen to offer material clinical and workflow advantages relative to manual compression, the current standard of care, as well as competing closure devices.

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VASCADE. The extravascular nature of the device and the benefits of collagen allow VASCADE to be the only marketed vascular closure device to offer a statistically significant reduction in access site complications relative to manual compression, as demonstrated in our pivotal clinical trial results.

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VASCADE MVP. The extravascular collagen plug design and simple delivery system allow VASCADE MVP to be the only marketed vascular closure device that is indicated for and capable of closing multiple access sites in close proximity and allowing re-access for repeat interventions, which are common in electrophysiology.

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Compelling clinical advantages relative to competitive products and techniques. The clinical benefits of VASCADE and VASCADE MVP have been studied in two randomized, controlled clinical trials and two clinical registries that represent over 800 patients and over 1,300 devices used. Clinical evidence generated in our RESPECT and AMBULATE pivotal clinical trials served as the basis for our FDA PMAs for VASCADE and VASCADE MVP, respectively. In our RESPECT trial, VASCADE demonstrated a statistically significant reduction in access site complications relative to manual compression. In our AMBULATE trial, VASCADE MVP demonstrated a statistically significant improvement in time to ambulation and time to discharge eligibility, as well as increased patient satisfaction and reduced usage of pain medication relative to manual compression. Additionally, over 1,000 of our devices have been studied in investigator-initiated studies. To advance the clinical evidence for VASCADE MVP, we also sponsored two additional trials. Our AMBULATE CAP study was developed to further validate the benefits of VASCADE MVP on patient reported outcomes and our AMBULATE IMPACT study was developed to quantify its workflow and health economic impact. We also sponsored a post-market registry, ANTEGRADE-PVD, to validate the value proposition of VASCADE in an important procedure category requiring antegrade access. We believe our clinical evidence supports our value proposition and will continue to drive adoption of our products.

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Attractive economic value proposition for customers. The clinical advantages of VASCADE and VASCADE MVP allow us to offer a differentiated value proposition for our customers. By reducing complication rates, an important quality metric, we believe that VASCADE allows our customers to improve patient satisfaction and reduce costs. We reinforce our value proposition with the Performance Guarantee that provides customers with a fixed payment to share the cost of a qualifying complication. In addition, our VASCADE MVP data demonstrates that by improving hospital workflow, including reducing time to ambulation, VASCADE MVP has the potential to generate significant cost savings for customers relative to manual compression. We believe these benefits will continue to support the approval of our products by hospital value analysis committees and drive increased adoption.

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Efficient commercial model. Our target markets for both VASCADE and VASCADE MVP are highly synergistic. Our sales and marketing personnel are able to target multiple coronary, peripheral and electrophysiology procedure types. Further, many of our hospital customers have one value analysis committee approval process before a device may be sold to any department within the hospital. For these hospital customers, once a device receives approval, it may be marketed and sold to multiple hospital departments regardless of specialty area or procedure type and without additional approvals. Our target markets are also highly concentrated. In 2019, over 60% of the total U.S. market for coronary, peripheral and electrophysiology procedures was concentrated in 500 large cardiovascular institutions. We plan to continue to leverage the concentrated nature of procedure volumes by focusing our efforts on the large volume centers that comprise a majority of our target market. We believe this is a model that can be replicated as we expand our commercial presence to high volume healthcare centers across the United States, while working to continue penetrating more deeply into existing customer accounts.

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High quality and scalable manufacturing. We have purposefully built a dedicated manufacturing operation in Guaymas, Mexico with the intention of creating a stable, efficient and quality-focused manufacturing organization to meet our growth needs. From its inception in 2015 through December 31, 2019, our plant has manufactured over 500,000 devices and has been through numerous inspections by the FDA and European notified bodies with no significant findings. Our facility was recognized in 2018 with the Shingo Bronze Medallion Award, an internationally recognized award for operational excellence that has only been awarded to four medical device companies outside the Fortune 500 in the last 10 years, including us. We believe our manufacturing capabilities are scalable to continue to supply high quality products and realize operating efficiencies as we grow our customer base.

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Sole focus and dedication to vascular closure. Our sole focus is on vascular closure. Since inception, we have spent significant time understanding the needs of patients, physicians and providers during and after catheter-based cardiovascular procedures. Our deep understanding of our target market has allowed us to build a highly focused and productive direct sales force that calls on multiple cardiovascular specialties within a customer account and consists of experts in vascular closure and interventional procedure workflow. We believe this pure-play focus has enabled us to develop a differentiated value-based approach to vascular closure and continues to drive innovation that meets the needs of patients and our customers.

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Industry-experienced senior management team. Our senior management team consists of veteran medical device professionals with deep industry experience. Our team has successfully led and managed dynamic growth phases in organizations and commercialized products in both established and emerging markets. Since 2015, our senior management team has been responsible for significant growth, including         % annual growth in revenue through December 31, 2019. Members of our team have worked at well-regarded medical technology companies such as Boston Scientific Corporation, Edwards Lifesciences Corporation, Guidant Corporation, Eli Lilly and Company, Johnson & Johnson and Abbott Laboratories.

Our market opportunity

We are working to establish our VASCADE and VASCADE MVP devices as the preferred solutions for the existing $1.4 billion annual U.S. market for vascular access site closure in coronary, peripheral and electrophysiology procedures. We also believe there is a substantial international market opportunity, on the order of approximately $1.2 billion annually.

Coronary and peripheral procedure opportunity

Coronary and peripheral procedures consist of interventions to diagnose and treat vascular diseases. According to a Millennium Research Group analysis for 2019, there were approximately 9.9 million coronary and peripheral procedures worldwide, including approximately 5.2 million procedures in the United States alone.

VASCADE is the only marketed vascular closure device clinically proven to both increase workflow efficiency and reduce access site complications compared to manual compression in the access size range that encompasses coronary and peripheral procedures, and our clinical data supports a lower complication rate relative to currently marketed vascular closure devices. As a result, we believe the 5.2 million coronary and peripheral procedures in the United States reflect the potential addressable market for VASCADE, representing a U.S. target market opportunity of approximately $1.1 billion in 2019. Since 2015, we have experienced rapid adoption in this procedure category, resulting in over 400,000 VASCADE devices sold through December 31, 2019 and 37% annual VASCADE revenue growth from 2015 through December 31, 2019. We believe the compelling value proposition of VASCADE will continue to drive penetration and growth in this large market segment.

Electrophysiology procedure opportunity

Electrophysiology procedures consist of catheter-based interventions to diagnose and treat cardiac arrhythmias. Procedure data from Millennium Research Group indicates that there were approximately 920,000 electrophysiology procedures worldwide, including 370,000 procedures in the United States alone in 2019. In the United States, this procedure category grew approximately 11% in 2019 and is expected to continue to grow based on the increasing incidence and prevalence of cardiac arrhythmias in the United States.

VASCADE MVP is the only marketed vascular closure device indicated for closure of single or multiple venous access sites in the size range that encompasses electrophysiology procedures. VASCADE MVP also offers significant improvement in electrophysiology procedure workflow, such as time to ambulation and time to discharge eligibility, as demonstrated in our AMBULATE pivotal clinical trial results. Because two to five access sites are used in each procedure, we believe the potential addressable market for VASCADE MVP in the United States includes approximately 1.3 million closures annually, representing a U.S. market opportunity of approximately $300 million in 2019. Since our full commercial launch of VASCADE MVP in January 2019, we have experienced rapid adoption, including over 45,000 VASCADE MVP devices sold through December 31, 2019 and $4.3 million in VASCADE MVP revenue in the fourth quarter of 2019. We believe VASCADE MVP’s attractive value proposition will continue to drive adoption in this growing segment.

International opportunity

To date, we have chosen to commercialize our devices only in the United States. However, we have obtained regulatory approval for VASCADE and VASCADE MVP in CE Mark countries, and in the future, we may take steps to commercialize our devices outside of the United States. We believe the potential market opportunity for our devices outside the United States is approximately $1.2 billion.

Industry overview

Catheter-based cardiovascular procedures

Over the last 40 years, catheter-based interventions have transformed cardiovascular medicine with minimally invasive alternatives to surgery developed for a myriad of cardiac and vascular conditions in the heart, peripheral vasculature, brain and cardiac conduction system. For example, the standard of care for patients with severe arteriosclerosis used to be open-heart coronary artery bypass surgery, but today, patients can be treated with an approximately 60-minute, minimally invasive, catheter-based procedure called angioplasty.

To perform these minimally invasive procedures, a needle stick provides access to the arterial or venous vascular system, followed by the placement of a percutaneous procedural sheath that acts as the conduit for catheter-based tools to be advanced into the vasculature. Depending on the procedure and the tools required, procedural sheaths range in inner diameters from 5 French, or 5F, to up to 24 French, or 24F, with each French unit corresponding to a third of a millimeter in the external diameter of a sheath. The majority of these procedures gain access to the vascular systems through the large femoral artery or vein in the patient’s groin. Once the therapeutic procedure is complete, physicians typically rely on either manual compression or closure devices to effectively close the access sites.

Catheter-based cardiovascular procedures can be categorized according to the type of procedure, which also correlates to the diameter of the access site sheath required to deliver the procedure tools. The three primary categories of procedures include coronary and peripheral procedures, electrophysiology procedures and structural heart procedures. Our VASCADE and VASCADE MVP devices address closures associated with the coronary and peripheral category and the electrophysiology category, respectively.

Procedure category	Annual procedures (U.S./Worldwide)*	Representative procedures	Sheath inner diameter
Coronary and peripheral	5.2 million / 9.9 million

•  Percutaneous coronary intervention

•  Percutaneous transluminal angioplasty (balloon), or PTA

•  PTA with drug coated balloons

•  Atherectomy

•  Diagnostic catheterizations

•  Interventional oncology

•  Interventional neuroradiology

5F to 7F (standard bore) Arterial and venous
Electrophysiology	370,000 / 920,000	• Cardiac ablation (including mapping, imaging and diagnostics) • Left atrial appendage closure	6F to 12F (mid bore) Venous only
Structural heart	69,000 / 165,000	• Transcatheter aortic valve replacement • Transcatheter mitral valve replacement / repair	≥14F (large bore) Arterial and venous

*	While VASCADE and VASCADE MVP have CE Mark approval in the European Union, to date, we have not taken substantial steps to commercialize our devices outside the United States.

Coronary and peripheral procedures – standard bore

Coronary and peripheral procedures represent the largest sub-segment of catheter-based cardiovascular procedures. Interventional coronary procedures, such as coronary stenting, are performed to more clearly define, diagnose and treat heart conditions. These procedures are typically performed by an interventional cardiologist in a cardiac catheterization lab within a hospital.

The catheter-based approach is also a leading technique for treating peripheral arterial disease, or PAD, which is the narrowing of any of the arteries to the legs, kidneys, stomach, arms, brain and other organs. Depending on the severity and type of arterial blockage, PAD can be addressed by PTA with drug coated balloons, stenting or atherectomy procedures. This procedure category also broadly encompasses interventional oncology and neuroradiology procedures. Peripheral procedures are mainly performed by interventional cardiologists, vascular surgeons and interventional radiologists or neuroradiologists in a hospital, ambulatory surgery center or other treatment facility.

According to Millennium Research Group, in the United States alone, there were approximately 5.2 million coronary and peripheral procedures in 2019, consisting of approximately 2.8 million coronary intervention procedures and 2.4 million peripheral intervention procedures. In 2019, the coronary and peripheral procedure category grew approximately 2.4%, driven by demographic trends that are increasing the prevalence of vascular disease and broader awareness resulting in increased diagnosis and treatment.

Access to the vasculature through the femoral artery in the groin is the standard of care for coronary and peripheral procedures. Approximately 70% of all coronary and peripheral procedures utilize femoral access, including approximately 52% of coronary interventions and 88% of peripheral interventions. The remaining approximately 30% of procedures are accessed through the radial or other arteries. The catheter-based tools used in femoral access site procedures require a sheath with an inner diameter between 5F and 7F.

U.S. market overview and distribution of closure methodologies*

*	2019 projected procedures by Millennium Research Group based on 2018 procedure data.

Overview of access site complications

Even with great advancements in technology, the most common complications in coronary and peripheral procedures are related to the access site. According to a 2013 article published in the Journal of American College of Cardiology that reviewed published data from the CATH-PCI registry, access site complications, defined as certain bleeding events, occur in approximately 5.8% of femoral access procedures. The access site complications observed ranged from large hematomas to more serious events such as vessel blockages and uncontrolled bleeding, which require costly surgical repair or blood transfusion. According to an article published in the American Journal of Cardiology, in 2019, the average cost of vascular complications in general, defined consistently with access site complications in the 2013 article described above, was estimated to be $4,800 per complication. With approximately 5.2 million coronary and peripheral procedures conducted in the United States in 2019, according to Millennium Research Group, and based on the incidence rates and average costs of access site complications described above, we estimate that access site complications cost the U.S. healthcare system up to approximately $1.5 billion annually.

Current alternatives for femoral vascular access site closure and their limitations

There are two primary methods for femoral vascular access site closure: manual compression and the use of a vascular closure device designed to immediately seal the vessel.

Limitations of manual compression

Manual compression, which involves the application of pressure in order to facilitate the formation of a blood clot at the access site, has historically been the standard of care. Once the introducer sheath is removed, intense direct pressure is applied manually or with a large clamp to the puncture site for a period of time, averaging 21 minutes but extending to over 90 minutes in some cases, until a blood clot is formed. This period of time is referred to as time to hemostasis, or TTH. Because any movement could dislodge the newly formed clot and cause serious complications, including bleeding and death, the patient is required to remain immobile under close nursing observation in a coronary care unit for up to an additional eight hours after the procedure, depending on the amount of anti-coagulation drug therapy used and the type of procedure performed. This period of time is referred to as time to ambulation, or TTA.

Manual compression presents significant challenges that are costly for the hospital. Published data from various closure trials, including from our RESPECT trial, show an incidence rate of complications related to manual compression of up to 7% of procedures. In addition, patients often experience significant pain and discomfort during compression of the artery and during the period in which they are required to be immobile, and may require pain medications, including opioids.

Limitations of vascular closure devices

Vascular closure devices were first introduced in the 1990s to improve upon manual compression by reducing the time to hemostasis and time to ambulation. While each of the currently marketed vascular closure devices leverages a different mechanism of action, the devices are designed to rapidly seal the vessel and reduce the lengthy and costly period of bedrest following interventional procedures.

Vascular closure devices have experienced rapid adoption, but their market penetration has plateaued. In 2019, competing vascular closure devices were used in approximately 50% of coronary and peripheral procedures using femoral access sites in the United States. We believe our competitors’ vascular closure devices have not achieved full penetration of this market due to the limitations of their marketed devices, including device complexity and complication rates that are undifferentiated relative to manual compression. In clinical trials, most of the currently marketed vascular closure devices have been shown to result in potential major complications requiring surgical repair or blood transfusion and all of these devices have been shown to result in potential minor complications at rates that are not statistically superior to manual compression.

The table below outlines general characteristics of currently marketed vascular closure devices in the United States in 2019 including their approved indications, mechanism of action and the major and minor complication rates as published in each product’s instructions for use, or IFU. As indicated below, VASCADE is the only device that demonstrated a statistically significant reduction in complications relative to manual compression, based on results from its pivotal clinical trial. The major and minor complication rates are taken from published pivotal clinical trial data for each product and do not represent results from commercial use. Further, as the data below is based on a cross-trial comparison and not head-to-head clinical trials, the data, including for the safety endpoints, may not be directly comparable due to differences in study protocols, conditions and patient populations.

Product (Manufacturer)	Femoral indication	Size range	Mechanism of action	Permanent/ Resorbable	Major complications	Minor complications	Safety endpoint relative to manual compression(1)
VASCADE (Cardiva)	Artery and vein	5F-7F	Extravascular	Fully resorbable	0.0%	1.1%	Superior
Angio-Seal (Terumo)	Artery	6F, 8F	Intravascular	Fully resorbable	1.3%	2.3%	Non-inferior
PerClose (Abbott)	Artery and vein	5F-21F – Artery(2) 5F-24F – Vein(2)	Intravascular	Permanent	0.9%	1.8%	Non-inferior
StarClose (Abbott)	Artery	5F-6F	Extravascular	Permanent	0.6%	3.4%	Non-inferior
Mynx (Cardinal Health)	Artery and vein	5F-7F	Extravascular	Fully resorbable	0.5%	3.7%	Non-inferior
ExoSeal (Cardinal Health)	Artery	5F-7F	Extravascular	Fully resorbable	0.0%	9.0%	Non-inferior

(1)	Derived from pivotal clinical trial results for each product and not results from commercial use. Based on the composite of manual compression complication rates included in the IFUs of the devices presented in the table above, manual compression had a major complication rate of 0.2% and minor complication rate of 4.6%.

(2)	Indications for use require sheaths over 8F to use two devices.

Limitations of radial access

Coronary and peripheral procedures may also be accessed through the radial artery, one of the two major arteries in the forearm. In 2019, approximately 25% of coronary and peripheral procedures relied on radial access in the United States. While our devices are not designed for radial access, we believe the majority of radial access procedures may be performed through femoral access. We believe the prevalence of radial access is due, in part, to the limitations of manual compression and currently marketed vascular closure devices and is largely driven by physician preference, including to avoid potential complications associated with femoral vascular access site closure. However, relative to femoral access, radial access requires additional physician training and advanced procedural techniques because radial artery vessels are smaller and more tortuous. Radial access can also result in nerve damage and may be considered more challenging in peripheral procedures due to the long distance catheter-based tools have to travel to reach vessels in the legs. As a result, we believe there is an opportunity to influence physician preference with a product designed for femoral vascular access site closure that reduces associated complications.

Electrophysiology procedures – mid-bore

Electrophysiology procedures represent a significant and rapidly growing segment of catheter-based interventional procedures. Catheter-based electrophysiology procedures, which we define as including cardiac ablation and left atrial appendage closure, are used to diagnose and treat cardiac arrhythmias caused by structural or electrical abnormalities in the heart. These procedures are typically performed in a hospital setting by an electrophysiologist or, in some cases involving left atrial appendage closure, an interventional cardiologist. Access is gained through the femoral vein through two to five sites, often with access to multiple limbs.

Cardiac arrhythmias that are treatable by catheter ablation include atrial fibrillation, atrial flutter, supraventricular tachycardia and ventricular tachycardia. Atrial fibrillation, which is the most common form of cardiac arrhythmia, is associated with diminished quality of life and elevated risk of stroke. According to the U.S. Center for Disease Control, or CDC, there were approximately 2.7 million to 6.1 million people in the United States with atrial fibrillation in 2010, and this figure may increase to 12.1 million by 2030, according to an article published in the American Journal of Cardiology. In addition, according to an article in the Journal of American College of Cardiology, there were 1.6 million new diagnoses of atrial fibrillation in the United States in 2010, which is expected to increase to 2.6 million new diagnoses per year by 2030.

Technological advancements in interventional treatments and improvements in the diagnosis pathway are driving significant growth in the number of people treated with catheter-based electrophysiology procedures. According to Millennium Research Group, there were approximately 370,000 electrophysiology procedures in the United States in 2019, consisting of approximately 330,000 cardiac ablations and 40,000 left atrial appendage closure procedures. In the United States, this procedure category grew approximately 11% in 2019 and is expected to continue to grow based on the increasing incidence and prevalence of atrial fibrillation in the United States. While these procedures are increasingly successful, a significant number of patients also need repeat procedures, requiring the multiple femoral venous sites to be re-accessed.

During electrophysiology procedures, multiple catheters are introduced through multiple femoral vein access sites to facilitate imaging, mapping, recording and ablation of the cardiac tissue causing the arrhythmia. The tools required for these procedures, which are larger in diameter than those used for coronary and peripheral procedures, typically require 6F to 12F inner diameter venous sheaths, or mid-bore venous access. In addition, for cardiac ablation, these patients are typically on heavy doses of uninterrupted oral and intravenous anti-coagulants to reduce stroke risk. Taken together, these three factors pose a significant challenge for vascular access site closure and related post-procedure care.

Manual compression is currently the primary method of vascular access site closure for electrophysiology procedures. Existing vascular closure devices are not approved or indicated for use for multiple access sites across multiple limbs. Similarly, the technical and design characteristics of existing marketed vascular closure devices limit the ability of physicians to repurpose them for this procedure category.

Limitations of manual compression for vascular access site closure and post-procedure care in electrophysiology procedures

Manual compression presents significant workflow challenges that are costly for the hospital. Patients undergoing electrophysiology procedures are typically on anti-coagulants to reduce the risk of stroke. As such, in order to safely close the femoral access site, drugs are administered to reverse anticoagulation following the procedure. Consequently, time must pass before sheaths can be removed and manual compression can be started. Following manual compression, patients are often on bed rest for approximately six to eight hours because any movement could dislodge the clot and cause serious complications. This lengthy time to ambulation is a significant reason for a longer or overnight hospital stay. It also increases the overall cost of the procedure and limits the hospital’s ability to drive throughput in an environment where procedure volume is increasing rapidly and capacity is constrained.

In addition, the lengthy immobilization period following the procedure requires urinary catheters which lead to patient dissatisfaction and an elevated risk of urinary tract infections. Similarly, approximately 50% of patients receive pain medication to manage back pain during bedrest, of which nearly 75% receive opioids.

Despite the tremendous technological advancements in therapeutic tools, which have driven catheter-based ablation procedure times down significantly from an average of six to eight hours to an average of one to three hours, the limited emphasis on post-procedure care remains a significant unmet need.

Evolution of electrophysiology procedure workflow

Our solution

With our VASCADE family of products, we offer innovative, transformative solutions that address the key unmet needs in vascular closure for coronary, peripheral and electrophysiology procedures. Our VASCADE family of products currently consists of two products that use a common technology platform with identical mechanisms of action to deliver a fully resorbable collagen plug that seals the access site.

The VASCADE family of products

•

The VASCADE Vascular Closure System is the only marketed vascular closure device clinically proven to both increase workflow efficiency and reduce access site complications compared to manual compression. VASCADE is indicated for both femoral arterial and venous vascular access site closure for patients who have undergone diagnostic or interventional endovascular procedures using a 5F, 6F or 7F procedural sheath, which encompasses coronary and peripheral procedures. VASCADE received FDA PMA in February 2013 for femoral arterial closure. In April 2018, its labeling was expanded to include venous closure. Since the full commercial launch of VASCADE in 2014, we have sold over 400,000 devices in the United States through December 31, 2019.

•

The VASCADE MVP Venous Vascular Closure System is the only marketed vascular closure device clinically proven and labeled for closure of multiple access sites for 6F to 12F inner diameter sheaths. This labeling makes VASCADE MVP the only device that is approved for use in electrophysiology procedures that require multiple access sites for mapping and ablating cardiac arrhythmias. Our labeling also allows us to address all modalities of ablation including cryoablation and radiofrequency ablation. VASCADE MVP can also be used to address vessel closure following procedures for left atrial appendage closure, or LAAC, and patent foramen ovale closure, or PFO. VASCADE MVP is also the first and only marketed device to demonstrate a statistically significant improvement in time to ambulation, increased patient satisfaction and reduced usage of pain medication, including opioids, relative to manual compression. VASCADE MVP received FDA PMA in November 2018. Since the full commercial launch of VASCADE MVP in January 2019, we have sold over 45,000 devices in the United States through December 31, 2019.

The VASCADE vascular closure system*

*	Figure is representative of a VASCADE device designed for 5F, 6F or 7F inner diameter sheaths. The VASCADE MVP device has minor dimensional and color differences.

The VASCADE technology platform

Both VASCADE and VASCADE MVP are comprised of a single, sterile disposable catheter containing a resorbable collagen implant. Following an interventional procedure, the device is inserted into the femoral artery or vein through the introducer sheath that was used to perform the procedure. Upon insertion, the catheter is deployed, opening and expanding the low-profile nitinol disc. The disc is then positioned against the inside vessel wall. The system is designed so that when the nitinol disc is in place, the collagen implant that is housed within the catheter delivery system is located against the outside of the vessel wall.

The collagen implant, composed of approximately 15 milligrams of collagen, is then deployed. As a result of hydration in the presence of moisture in the tissue tract, the collagen implant expands rapidly up to 13 times its compressed diameter to provide an extravascular seal. The collagen fixes as an implant into the tissue tract, preventing migration or fragmentation. The nitinol disc is then collapsed and the catheter is removed so that nothing is left behind in the vessel.

VASCADE technology with disc deployed and abbreviated procedure steps*

*	Figure presents procedure steps for VASCADE MVP, which are substantially similar to those for VASCADE.

The device is designed to be deployed in approximately one minute by a single operator. Similarly, the device’s design allows for access to multiple sites in close proximity, which is important for electrophysiology procedures. In addition, the collagen implant is soft, atraumatic and fully resorbable, allowing re-access to the same site as early as 30 days from the initial procedure, which is an important feature for electrophysiology and other procedures that may require repetitive treatments.

Our VASCADE devices offer meaningful advantages over both manual compression and alternative marketed closure devices due to the following key technical attributes:

•	Our VASCADE products are completely extravascular and resorbable and do not leave behind any permanent or intravascular components that can cause complications.

•

After insertion of the device and deployment of the disc, all order of operations are directed away from the access site, eliminating the potential for complications caused by firing, tugging, or pushing material into place.

•	Our VASCADE products leverage the natural physiological attributes of collagen which rapidly produces secure ambulatory hemostasis.

Key advantages of VASCADE

•

Reduced access site complications. VASCADE is the only marketed vascular closure device clinically proven to both increase workflow efficiency and reduce access site complications compared to manual compression in coronary and peripheral procedures. In our pivotal RESPECT trial, VASCADE showed a statistically significant reduction in access site complications including a 1.1% rate of minor bleeding complications and no major complications, compared to a 7.0% rate of minor bleeding complications and no major complications for manual compression. Similarly, in their published IFUs, which are based on pivotal clinical trial results, currently marketed vascular closure devices show minor bleeding complication rates ranging from 1.8% to 9.0% and major complication rates of up to 1.3%. We believe the significant reduction in access site complications is a key differentiator for VASCADE given the material cost burden for hospitals associated with these complications.

•

Value proposition supported by our performance guarantee. VASCADE is the only marketed vascular closure device to demonstrate a statistically significant reduction in complications relative to manual compression in pivotal clinical trial results. This is an important quality metric that impacts both clinical outcomes and cost for U.S. hospitals. We reinforce our value proposition with the Performance Guarantee that provides customers with a fixed payment to share the cost of a qualifying complication. Despite the fact that our customers have an incentive to report complications, the reported qualifying complication rate has been less than 0.1% since the program’s inception in 2016. We believe that the difference between our complication rate in this program and the average complication rates published for these procedures reflects a potential cost savings of over $16 million for our customers to date, assuming approximately $4,800 per complication, according to an article published in the American Journal of Cardiology in 2019.

•

Improved workflow relative to manual compression. In our RESPECT pivotal study, VASCADE demonstrated a statistically significant reduction relative to manual compression in median time to hemostasis from 20.0 minutes to 3.0 minutes, median time to ambulation from 5.2 hours to 3.2 hours and median time to discharge eligibility from 5.7 hours to 3.6 hours. We believe these improvements are comparable to those demonstrated in clinical results for other vascular closure devices and support VASCADE’s ability to improve hospital workflow and throughput while also reducing complications.

Key advantages of VASCADE MVP

•

Improved hospital workflow. In our AMBULATE pivotal trial, VASCADE MVP demonstrated a statistically significant improvement relative to manual compression across key efficacy endpoints for hospital workflow.

In the study, VASCADE MVP showed a median time to ambulation of 2.2 hours relative to 6.1 hours for manual compression and a median time to discharge eligibility of 2.5 hours relative to 6.3 hours for manual compression. We believe this improvement in clinical workflow is particularly valuable in the current environment where electrophysiology procedures in the United States have grown rapidly and hospitals are seeking opportunities to increase capacity and throughput.

•

Improved patient experience. Because VASCADE MVP was shown in clinical trials to reduce the amount of time that patients are required to be immobilized on bedrest following a procedure, the data from our AMBULATE study indicated that VASCADE MVP is associated with a statistically significant 25% improvement in pain and a 36% improvement in discomfort relative to manual compression. Our data also demonstrated a 51% reduction in utilization of pain medication, including a 58% reduction in opioid usage, relative to manual compression. Similarly, because VASCADE MVP reduces time on bed rest, our AMBULATE CAP study demonstrated a 98% success rate in eliminating usage of urinary catheters, which are generally disliked by patients but are required for periods of prolonged bed rest.

•

Significant cost savings relative to manual compression. The AMBULATE IMPACT study is a health economics study developed and conducted by a third party on our behalf to quantify the value drivers and impact of VASCADE MVP to healthcare providers. The study utilized published 2018 data from Medicare and peer reviewed literature to identify potential average savings of $1,200 to $2,300 per patient relative to manual compression due to shorter procedure and electrophysiology lab time, reduced complications, lower resource utilization (particularly from reduced nursing and other staff time) and reduced length of stay. See “—VASCADE MVP clinical data—AMBULATE IMPACT.”

Our growth strategies

Our vision is to become the global leader in vascular closure. We seek to establish our VASCADE family of products as the standard of care by converting physicians using other vascular closure devices or manual compression to our VASCADE technology platform. Our growth strategies include:

•

Strategically expanding our U.S. sales force and marketing activities. As of December 31, 2019, our customer accounts were concentrated across 29 territories. To date, we have taken a measured approach to expanding our sales force, with the majority of our territory managers covering accounts in the eastern and central regions of the United States. We intend to strategically expand our commercial organization with an efficient mix of territory managers and clinical specialists to enter high volume accounts across the United States. As our customer base continues to grow, we also expect to accelerate marketing initiatives and professional education, including training on workflow best practices and deployment techniques.

•

Increasing penetration in high volume cardiovascular sites in the United States. Our target market is highly concentrated with 500 large cardiovascular centers that account for over 60% of coronary, peripheral and electrophysiology procedures. Most hospitals tend to have multiple departments which have a need for our product including coronary catheterization, peripheral labs, interventional radiology, vascular surgery, interventional neuro-radiology and electrophysiology. Our strategy for growth involves initially gaining value analysis committee approval for our devices through one of these departments, and then increasing penetration of the account by expanding to new users and departments within the same hospital. Once a device is approved by a value analysis committee, that device can typically be ordered by any department within the hospital without the need for additional approvals. In accounts where we have an existing presence with VASCADE, we are focused on driving adoption of VASCADE MVP. We also intend to leverage the compelling value proposition of VASCADE MVP to target new electrophysiology accounts where we can also drive utilization of VASCADE.

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Investing in market development to support VASCADE MVP as the standard of care for electrophysiology procedures. VASCADE MVP is the only vascular closure technology indicated for multiple access sites in close proximity, which makes it uniquely able to address the large and rapidly growing electrophysiology category, which has historically relied primarily on manual compression. Our strategy is to invest in people and programs that can accelerate adoption of vascular closure as a standard of care in this market. For example, in 2019 we added six market development managers to focus on accessing large cardiovascular centers. Our market development programs will also include education, marketing and additional studies that expand the evidence base for VASCADE MVP in electrophysiology.

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Building our clinical evidence base. Our superior clinical data has been critical in driving early adoption of VASCADE and VASCADE MVP. We plan to continue to build our clinical evidence base with publication of recently completed studies such as AMBULATE IMPACT and AMBULATE CAP, as well as initiate new studies designed to accelerate VASCADE MVP as a standard of care in electrophysiology procedures.

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Continuing to innovate our product portfolio to address emerging procedure categories. We leverage our deep expertise in vascular closure to regularly monitor the landscape of interventional procedures and plan to continue to innovate and expand our portfolio and technology platform to address vascular closure for existing and emerging procedure categories, such as procedures with larger access sites.

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Pursuing international markets. The total addressable market for our products in markets outside the United States was approximately $1.2 billion in 2019. While our early focus is on expansion within the U.S. market, both VASCADE and VASCADE MVP have CE Mark approval, and we believe their clinical and economic advantages apply to international markets. We may selectively pursue international expansion in the future, either directly or through distributors.

Our commercial strategy

We believe our target markets for both VASCADE and VASCADE MVP are highly synergistic. Our sales and marketing personnel are able to target multiple coronary, peripheral and electrophysiology procedure types at the same time given the general need for vascular closure following these procedures. Further, many of our hospital customers have one value analysis committee approval process before a device may be sold to any department within the hospital. For these hospital customers, once a device receives approval, it may be marketed and sold to multiple hospital departments regardless of specialty area or procedure type without additional approvals.

Our target markets are also highly concentrated. There are approximately 3,000 cardiac centers performing coronary and peripheral procedures, with 500 of them responsible for approximately 50% of the volume of these procedures in the United States. These same 500 centers are responsible for approximately 70% of the national volume of electrophysiology procedures. There are 1,200 centers that perform electrophysiology procedures in the United States, with 300 of those facilities responsible for approximately 67% of the national volume of electrophysiology procedures. Given the significant overlap across the high volume coronary, peripheral and electrophysiology centers, over 60% of our U.S. addressable market, by number of procedures, is in just 500 of these large centers.

We plan to continue to leverage the concentrated nature of procedure volumes by focusing our efforts on the large cardiac center accounts that comprise a majority of our target market. Our commercial focus has been on opening and driving adoption of both VASCADE and VASCADE MVP in high volume accounts, and we have initially focused on areas with high procedure volumes across the eastern and central regions of the United States. We also support our same physician users when they perform procedures in smaller centers. We believe this is a model that can be replicated as we efficiently expand our commercial presence to high volume accounts across the United States, while working to continue penetrating more deeply into existing customer accounts.

Our sales, marketing and professional education efforts are focused on opening new accounts and driving adoption of our products by a variety of physicians across cardiovascular specialties. As of December 31, 2019, our direct sales organization included 29 territory managers, supported by clinical specialists. Our sales professionals are experts in vascular closure and workflow, and to date, they have successfully opened over 600 accounts and increased our market share in them.

Before opening an account, we identify and work with a physician champion who supports our products through value analysis committees. Once a device is approved by a value analysis committee, that device can typically be ordered by any department within the hospital without the need for additional approvals. We seek to drive adoption of both VASCADE and VASCADE MVP across the multiple departments within a hospital that can benefit from our products, including coronary catheterization, peripheral labs, interventional radiology, vascular surgery, interventional neuro-radiology and electrophysiology.

We market VASCADE MVP to EP labs and VASCADE to all other departments.

In addition to our direct sales organization, we also have Peer to Peer Education programs and Centers of Excellence for customer training to support our customers and develop dedicated users in each account.

VASCADE performance guarantee

In 2016, we initiated the innovative Performance Guarantee program to reinforce the value proposition of VASCADE by sharing our customers’ cost, resulting from qualified access site complications, which consist of reported major or minor complications arising from use of VASCADE in accordance with its IFU. Major complications include adverse events that required surgical repair or blood transfusions, and minor complications include hematomas greater than six centimeters in diameter, pseudoaneurysms and AV fistulas, among others. In the event of a specified and qualified access site bleeding complication, we provide the facility with a $1,000 payment. For the hospital, reporting complications is a simple process that only requires the completion of a one-page form. The program is a stand-alone agreement and is not a market share agreement tied to pricing. Only patients whose access sites are closed with VASCADE can be covered by the program. We approve qualified access site complication reimbursements through a formal internal quality assurance process.

Since its inception in April 2016 through December 31, 2019, we have sold over 60,000 devices through the program and our customers have reported qualifying complications that represent a rate of less than 0.1% of VASCADE procedures. We believe this compares favorably to average access site complication rates of 5.8% across coronary and peripheral procedures, according to a 2013 article published in the Journal of American College of Cardiology. The 2013 article defined access site complications in a manner consistent with a qualified access site complication under the Performance Guarantee (which is based on the RESPECT clinical trial definitions of major and minor complications), except that the article considers a hematoma of at least ten centimeters in diameter to be a complication, compared to six centimeters in diameter for a qualified minor complication under the Performance Guarantee. The reported qualifying complications rate is computed by us and is not audited or validated by any third parties.

Clinical data

Our portfolio of clinical evidence consists of data from five trials, including two randomized, controlled multi-center trials, one registry, one continued access protocol, or CAP, single-arm study and one health economics study, which have collectively evaluated more than 1,300 of our closure devices in the United States and Australia in over 800 patients. We believe that our portfolio of clinical evidence highlights compelling and definitive results across endpoints that are important for hospitals, physicians and patients.

Our two randomized, controlled multi-center trials, RESPECT and AMBULATE, evaluated the safety and effectiveness of VASCADE and VASCADE MVP, respectively and supported FDA PMAs of each product. To advance the clinical evidence for VASCADE MVP, we also sponsored two additional trials. Our AMBULATE CAP study was developed to further validate the benefits of VASCADE MVP on patient reported outcomes and our AMBULATE IMPACT study was developed to quantify its workflow and health economic impact. We also sponsored a post-market registry, ANTEGRADE-PVD, to validate the value proposition of VASCADE in an important procedure category requiring antegrade access.

The data from our clinical studies collectively demonstrate that our VASCADE and VASCADE MVP devices offer the best combination of ease-of-use, safety outcomes and workflow efficiencies. These attributes have historically driven market capture in vascular closure, and we believe our data will strengthen our ability to drive the continued adoption of our products. A recurring theme across the studies we have conducted is our ability to reduce complication rates, time to hemostasis, time to ambulation, and time to discharge eligibility. The table below summarizes our trials and key results.

Summary of clinical trials

Product Line	VASCADE		VASCADE MVP
Study	RESPECT Pivotal	ANTEGRADE -PVD	AMBULATE Pivotal	AMBULATE CAP	AMBULATE IMPACT
Study type	Multi-Center, Randomized	Single-Arm Registry	Multi-Center, Randomized	Single-Arm – Continued Access Protocol	Health Economic Outcomes Research
Purpose	Support FDA and CE Mark	Post Market Registry	Support FDA and CE Mark	Generate Real-World Data	Support commercial and value analysis committee approval processes
Patients	420 (randomized 2:1)	52	204 (randomized 1:1)	168	N/A
Publication Status	Published	Published	Published	In Review	In Review
Key findings	Trial demonstrated safety and effectiveness of VASCADE. Results showed statistically significant reduction in minor complications, time to hemostasis, time to ambulation and time to discharge eligibility as compared to manual compression.	Trial demonstrated successful closure of antegrade access sites for severe peripheral vascular disease patients.	Trial demonstrated safety and effectiveness of VASCADE MVP. Results showed statistically significant reduction in time to ambulation, total post procedure time, time to hemostasis, and time to discharge eligibility.	Trial demonstrated procedure success without the use of urinary catheters or protamine reversal as well as same day discharge.	Health economic study demonstrated workflow and efficiency optimizations valued at approximately $1,200 to over $2,300 in cost savings utilizing VASCADE MVP in electrophysiology procedures ablation procedures.

VASCADE clinical data

RESPECT (Rapid Extravascular Sealing via PErcutaneous Collagen implanT)—U.S. pivotal clinical trial

The RESPECT Trial was a prospective, multi-center, randomized, controlled clinical trial designed to evaluate the safety and effectiveness of VASCADE in sealing femoral arterial access sites and to facilitate a comparison of hospital workflow impact relative to manual compression. The study enrolled 420 patients, randomized two to one, at 20 institutions in the United States and one institution in Australia.

The primary safety endpoint was the rate of combined major access site-related complications within 30 ± 7 days following the catheterization procedure. Major access site-related complications included adverse events that required surgical repair or blood transfusions. The secondary safety endpoint was the rate of combined minor access site-related complications within the same time period. Minor access site complications included hematomas greater than six centimeters, pseudoaneurysms and AV fistulas, among others. The definitions for major and minor complications were adapted from previous closure trials and developed in conjunction with the FDA. The primary effectiveness endpoint was time to hemostasis. The secondary effectiveness endpoints were time to ambulation, time to discharge eligibility and time to hospital discharge.

Enrollment began in September 2011 and concluded in May 2012 with follow-up completed for the last patient in June 2012. Patients were stratified and randomized to account for approximately equal numbers of diagnostic and therapeutic procedures, to demonstrate success in either use case. All procedures were conducted through 6F or 7F procedural sheaths. Of the patient subset that required interventional procedures, 88% were on standard anticoagulation protocols which have typically presented challenges for manual compression and vascular closure devices.

The study was analyzed on an intent-to-treat basis, or ITT, which accounts for all patients enrolled in the clinical trial, including patients treated despite major protocol deviations. The study demonstrated statistical superiority in reducing access site complications with VASCADE compared to manual compression. There were no major complications in the VASCADE group or the control group, and the rate of minor complications was 1.1% for VASCADE relative to 7.0% for manual compression. VASCADE is the only marketed device to demonstrate statistical superiority relative to manual compression on this important safety endpoint in clinical trial results.

VASCADE also demonstrated statistical superiority on several efficacy endpoints including an 85% reduction in median time to hemostasis, a 38% reduction in median time to ambulation and a 37% reduction in median time to discharge eligibility when compared to manual compression. Time to discharge was a secondary efficacy endpoint and the only endpoint found to be non-inferior which, we believe is less relevant, due to the fact that time to discharge is dependent on additional factors unrelated to use of the device. Data from our RESPECT trial served as the basis for FDA PMA of VASCADE, and the trial results were published in March 2015 in the Journal of Invasive Cardiology. The table below reports the results of the RESPECT study.

RESPECT clinical endpoint data summary		Diagnostic		Interventional		Total
		(N=211)		(N=209)		(N=420)
		VASCADE	Manual compression	VASCADE	Manual compression	VASCADE	Manual compression	p-value*
		(N=137)	(N=74)	(N=141)	(N=68)	(N=278)	(N=142)
Efficacy endpoints
Time to hemostasis (TTH) (mins)	Mean	4.0	18.2	5.5	24.9	4.8	21.4	<0.0001
	Median	2.6	18.5	3.3	20.5	3.0	20.0	<0.0001

Time to ambulation (TTA) (hrs)	Mean	2.6	4.6	5.0	7.2	3.8	5.8	<0.0001
	Median	2.2	4.4	4.1	6.4	3.2	5.2	<0.0001

Time to discharge eligibility (TTDe) (hrs)	Mean	3.1	5.0	6.6	8.2	4.8	6.5	0.001
	Median	2.6	4.8	4.6	7.0	3.6	5.7	<0.0001
Safety endpoints (Access site related complications)

Major (% of procedures)		0.0	0.0	0.0	0.0	0.0	0.0	1.0
Minor (% of procedures)		1.4	2.7	0.7	11.8	1.1	7.0	0.002

*	In presentations of statistical results in this prospectus, a p-value is a measure of statistical significance of the observed results, or the probability that the observed results was achieved purely by chance. By convention, a p-value of 0.05 or lower is commonly considered statistically significant (e.g., a p-value of <0.05 means that there is a 5% chance that the observed result was purely due to chance). The FDA utilizes the reported statistical measures when evaluating the results of a clinical trial, including statistical significance as measured by p-value, to evaluate the reported evidence of a product’s safety and efficacy.

ANTEGRADE-PVD registry

The ANTEGRADE-PVD registry was a post-market, single-arm, multicenter, prospective registry designed to evaluate procedural outcomes data using VASCADE devices for peripheral procedures utilizing antegrade access, or access from the same limb that is being treated for PAD. Antegrade access has multiple advantages in treating peripheral arterial obstructions, including critical limb ischemia, and is crucial in patients in whom retrograde contralateral access is contraindicated. However, this access has historically been limited because of the risk of access-site complications, making the use vascular closure devices particularly compelling.

The registry was the first prospective, multi-center study to evaluate a vascular closure technology with antegrade access in peripheral arterial interventions. The study enrolled 52 patients from across five sites in the United States.

The primary and secondary safety outcomes were major and minor complications, respectively. The primary efficacy outcome was time to hemostasis. Secondary efficacy outcomes included time to ambulation and time to discharge. Procedural outcomes and complications were assessed through hospital discharge and 30 ± 7 days.

The study confirmed the safe and effective performance of VASCADE when used in antegrade femoral access. Procedural success rate was 98%. Mean time to hemostasis was 5.87 minutes. Mean time to ambulation was 4.94 hours, and 83% of subjects achieved ambulation in less than five hours. Mean time to discharge was 5.97 hours, with 88% of patients achieving discharge in less than eight hours. The major complication rate was 1.9%, and the minor complication rate was 1.9%.

VASCADE MVP clinical data

We have developed a robust and comprehensive clinical program to generate data specifically for electrophysiology procedures through our AMBULATE portfolio of studies. To date this portfolio of studies includes: AMBULATE Pivotal, AMBULATE CAP and AMBULATE IMPACT.

AMBULATE U.S. pivotal clinical trial

The AMBULATE pivotal trial was a prospective, multi-center, randomized, controlled clinical trial designed to evaluate the safety and effectiveness of VASCADE MVP for the percutaneous closure of femoral venous access sites utilizing 6F to 12F inner diameter procedural sheaths, with single or multiple access sites in one or both limbs. Between September 2017 and March 2018, the trial evaluated 204 patients, randomized one to one, with three or four access sites each, undergoing interventional electrophysiology procedures for the ablation of cardiac arrhythmias. The study was performed across 13 investigational sites in the United States with 28 trial investigators.

The AMBULATE pivotal clinical trial focused on reducing time to ambulation as the primary efficacy endpoint. Additional secondary efficacy endpoints were focused on workflow efficiencies in the electrophysiology lab including total post-procedure time, time to closure eligibility, time to hemostasis, time to discharge eligibility and time to discharge.

For safety endpoints, the AMBULATE trial utilized the same definitions for major and minor complications as those used in our RESPECT trial and other trials of vascular closure devices. The statistical analysis method reflects the more challenging multi-access site and multi-limb requirements of electrophysiology procedures, which inherently increase the potential number of complications per procedure. Our trial design and results were directly responsible for the unique labeling and indications of VASCADE MVP for electrophysiology procedures that require multi-site and multi-limb access.

The AMBULATE pivotal trial also included patient reported outcome measurements through a patient satisfaction survey given at discharge as well as an analysis of pain medication usage as a validating measure of overall patient comfort, which are important endpoints for supporting the value proposition to hospitals and patients. The AMBULATE trial evaluated patients with all types of cardiac arrhythmia using radiofrequency and cryoablation. The below table summarizes the demographics of the patient population, including procedure type and energy source used.

	VASCADE MVP		Manual compression		Total
Procedure type and energy sources	N =100%		N = 104%		N = 204%

Procedure type
Atrial fibrillation and flutter	77	77%	87	84%	164	80%
Atrial flutter	7	7%	7	7%	14	7%
Supraventricular tachycardia	14	14%	8	8%	22	11%
Ventricular tachycardia	2	2%	2	2%	4	2%

Energy source
Radiofrequency energy	77	77%	79	76%	156	76%
Cryoablation plus radiofrequency	23	24%	25	24%	48	23%

All primary and secondary efficacy endpoints as well as patient satisfaction endpoints in the AMBULATE trial were met. VASCADE MVP demonstrated statistical superiority as compared to manual compression with respect to the primary efficacy endpoint, time to ambulation. Time to ambulation was reduced from a median of 6.1 hours for manual compression to 2.2 hours for VASCADE MVP, a 3.9 hour benefit. Importantly, the protocol restricted the first attempt at ambulation to commence no sooner than two hours following the procedure for the VASCADE MVP arm, which created a lower bound on our results.

VASCADE MVP also demonstrated statistical superiority on the following secondary endpoints with a 59% reduction in median total post-procedure time, a 56% reduction in median time to hemostasis, and a 60% reduction in median time to discharge eligibility. Safety was shown to be non-inferior relative to manual compression with a minor complication rate of 1.0% and no major complications in either the VASCADE MVP or manual compression arms of the study.

AMBULATE trial results – primary and secondary endpoints

Attribute			VASCADE MVP N=199	Manual compression N=209	p-value
Safety endpoint	Major complications		0.0%	0.0%	—
	Minor complications		1.0%	2.4%	0.45
			N=100	N=104
Efficacy endpoint	Time to Ambulation (TTA)	Mean	2.8 hours	6.1 hours	<0.0001
		Median	2.2 hours	6.1 hours	<0.0001
	Time to Closure Eligibility (TTCE)	Mean	10.5 mins	37.6 mins	—
		Median	10.1 mins	25.2 mins
	Total Post-Procedure Time (TPPT)	Mean	3.1 hours	6.8 hours	<0.0001
		Median	2.6 hours	6.4 hours
	Time to Discharge Eligibility (TTDE)	Mean	3.1 hours	6.5 hours	<0.0001
		Median	2.5 hours	6.3 hours
	Time to Discharge (TTD)	Mean	21.8 hours	21.8 hours	0.98
		Median	22.3 hours	22.1 hours
			N=369	N=382
	Procedure Success		98%	99%	—
	Time to Hemostasis (TTH)	Mean	6.1 mins	13.7 mins	<0.0001
		Median	5.1 mins	11.7 mins
			N=363	—
	Device Success		97%	N/A	—

All patient satisfaction endpoints were found to be statistically superior when compared to manual compression, including measurements of patients’ level of satisfaction with the duration of the bedrest, discomfort during bedrest and pain during bedrest. Additionally, approximately 34% of patients in the AMBULATE trial had undergone a previous ablation procedure. These patients were able to compare their experience with VASCADE MVP to their previous procedure experience with manual compression. In this patient subgroup, superiority was also demonstrated across the patient satisfaction metrics.

AMBULATE trial results – patient satisfaction endpoints

Attribute		VASCADE MVP	Manual compression	p-value	Outcome[1]
Patient-reported satisfaction scores	All patients	N=100	N=102
	Duration, current episode	8.3	5.1	<0.0001	Scores 63% higher for MVP
	Discomfort, current episode	7.2	5.3	<0.0001	Scores 36% higher for MVP
	Pain, current episode	7.5	6.0	0.001	Scores 25% higher for MVP
	Patients with a previous cardiac ablation procedure	N=30	N=39
	Duration, compared to previous	7.9	5.6	0.001	Scores 41% higher for MVP
	Discomfort, compared to previous	7.5	5.4	0.001	Scores 39% higher for MVP
	Pain, compared to previous	N=30 7.7	N=38 5.5	0.002	Scores 40% higher for MVP

1	Percentages reflect differences in mean scores.

Pain medication was monitored for patients during their bedrest period. Patients in the VASCADE MVP subgroup took 51% less pain medication overall, and specifically 58% less opioid level medication, validating the patient satisfaction scores.

AMBULATE trial results – pain medication endpoints

Pain medication usage	VASCADE MVP (N=100)		Manual compression (N=104)		p-value
Yes	24	24%	51	49%	0.0003

Opioid usage	VASCADE MVP (N=100)		Manual compression (N=104)		p-value
Yes	15	15%	37	36%	0.001

AMBULATE continued access protocol—AMBULATE CAP

The AMBULATE CAP study was a multicenter, prospective, single-arm continued access protocol study to provide patients and physicians with ongoing access to the device during the period in which the data was under review with the FDA. The study was designed to focus on metrics related to patient satisfaction including evaluating the potential for eliminating the urinary catheter and the need to administer the anticoagulant protamine without compromising ambulation time, as well as the potential for same calendar day discharge.

We targeted these specific efficacy endpoints because they represent meaningful factors in the patient experience and hospital workflow.

•

Urinary catheters (including Foley catheters) are a common element of post-procedure care in electrophysiology procedures due to the lengthy period of bed rest required. They are commonly associated with a risk of urinary tract infections and are a source of patient dissatisfaction.

•

Protamine usage is also frequently implemented following electrophysiology procedures to reverse the effect of anti-coagulants. It extends the procedure lab time and is associated with the potential for adverse patient reactions, including anaphylactic shock.

•	Same day discharge is not currently a standard of care for electrophysiology procedures but has potential benefits for cost savings and patient satisfaction.

A total of 168 patients undergoing interventional electrophysiology procedures were enrolled from August to November 2018 across three sites in the United States. Approximately 73% of the patients were treated for atrial fibrillation. Additionally, approximately 19% were treated using larger sheaths for cryoablation or LAAC. Similar to the AMBULATE pivotal trial, a patient satisfaction survey was given to study comfort levels as well as patient preferences.

Trial results demonstrated positive clinical outcomes for VASCADE MVP with a 98% success rate in the elimination of urinary catheters, a 95% success rate in the elimination of protamine usage with no delayed ambulation or bleeding complications, and a 100% success rate in same calendar day discharge in patients that met certain eligibility criteria related to risk of future events. Similarly, 98% of patients were ambulated on time and without delay or observed bleeding complications through 30 days.

According to patient survey data, 80% of patients felt bedrest was for an appropriate length of time, 95% of patients would actively seek out a facility that allows for two to three hour ambulation, 92% of patients would actively seek out a facility that did not utilize urinary catheters, and 75% of patients would actively seek out a facility that offers same day discharge. There were no major complications reported and the rate of minor complications reported was 2.2%.

Outcome	Sample size	Percent

Primary effectiveness endpoint
Procedure success	Subjects—168	100%
Secondary effectiveness endpoints
Device success	Access sites—622	98%
No urinary catheter group success	Subjects—164	98%
No protamine group success	Subjects—41	95%
Same calendar day discharge group success	Subjects—18	100%
Primary safety endpoint
Major venous access site closure-related complications	Limbs—325	0.0%
Secondary safety endpoint
Minor venous access site closure-related complications	Limbs—325	2.2%

AMBULATE IMPACT

AMBULATE IMPACT studied the post-procedural workflow improvements demonstrated in the AMBULATE pivotal trial and the AMBULATE CAP study to estimate the economic value associated with these improvements. AMBULATE IMPACT was developed and executed by a third-party health economics research firm called Precision Health Economics on our behalf. The AMBULATE IMPACT study was a mixed-methods study involving qualitative in-depth interviews of the participants, a quantitative analysis of Medicare data and data from published literature to identify and quantify the key elements of potential value proposition associated with utilizing vascular closure devices. Participants in the study included electrophysiology physicians, nurses, and hospital staff including finance representatives, at two separate institutions which, we believe, reflect a diverse baseline of electrophysiology workflows. Data were collected from two scenarios from the AMBULATE and AMBULATE CAP studies, as described below. The results of the data collection were used as parameters in an Excel-based model to estimate the potential patient and hospital-level impacts of improved workflow, inclusive of reduced time to hemostasis and time to ambulation, among patients receiving an ablation.

The purpose of the AMBULATE IMPACT study was to estimate patient level cost savings following use of VASCADE MVP compared to manual compression. The study identified key value drivers within two scenarios and quantified them into three primary categories of savings:

•	hospital-based workflow improvements;

•	a reduction in overnight stays; and

•	changes in treatment.

Utilizing data from the AMBULATE clinical trial, we developed a base case scenario where VASCADE MVP is used, with the assumptions that manual compression would have been performed in the recovery area of a hospital and reductions in TTH, post-procedure lab time and TTA are consistent with results from the AMBULATE trial.

A second case scenario was developed with further data from the AMBULATE CAP study. Similar to the base case scenario, VASCADE MVP is used and assumptions included reductions in TTH, post-procedure lab time and TTA consistent with results from our AMBULATE trial. The AMBULATE CAP study provided additional assumptions based on the identified value drivers, such as the elimination of urinary catheters and increased levels of same day discharge. The same day discharge assumptions in this scenario include a 25% discharge rate for patients being treated for atrial fibrillation and a 75% discharge rate for patients treated for either supraventricular tachycardia or atrial flutter.

To quantify the potential benefits of the three categories, the study utilized 2018 Medicare data and peer reviewed literature to identify the cost per procedure, the cost associated with infections and the costs for labor, overnight stays and testing. The table below summarizes the cost assumptions based on these 2018 data.

Parameter	Base Case (manual compression)	Second Case (post-procedural efficiencies)
Nursing cost per hour	$69	$69
Lab cost per hour(1)	$210	$210
Cost of anesthesiologist per hour	$360	$360
Cost of post-anethesia care unit per hour(2)	$280	$280
Cost of urinary catheter(3)	$69	$0
Protamine and activated clotting time testing cost	$6	$0
Cost of catheter-acquired urinary tract infection	$971	$971
Cost of an overnight stay	$2,408	$2,408
Probability of catheter-acquired urinary tract infection	2.9%	0%

(1)	Cost measured as catheterization lab holding cost per hour per patient, and excludes labor costs.
(2)	Cost of patients with routine postoperative care in outpatient setting, and includes labor and non-labor costs.
(3)	Cost includes materials plus labor costs associated with catheter insertion.

Reducing the time to obtain hemostasis and the duration of bed rest drives several hospital workflow improvements, including the ability to reduce staff and labor time, including for nurses. Resources can either be reduced, re-deployed or focused on faster turnover of the lab to potentially increase throughput. Additionally, the AMBULATE pivotal study demonstrated that reduced time to closure eligibility reduces the time required by anesthesiology.

Participants in the AMBULATE IMPACT study also noted that same-day discharge may be possible with the adoption of closure devices and improvements in workflow, which is supported by the results of our AMBULATE CAP study in which all 18 patients in the same-day discharge study group were successfully discharged without any incidence of safety related events.

The economic benefit of these workflow improvements was estimated to be $1,200 per patient in the base case scenario. When taking into account the data generated by the AMBULATE CAP study in the second case scenario, including additional workflow improvements and increased levels of same-day discharge, the cost savings increases were estimated to be $2,300 per patient. The potential cost savings estimated was primarily attributed to reduced nursing or other staff time required compared to manual compression. In addition, the study estimated that approximately $900 in additional cost savings per patient could be realized using the assumed same-day discharge rates in the second case scenario, based on results from the AMBULATE CAP study.

The AMBULATE IMPACT study did not attempt to quantify the benefit or incremental revenue to the hospital based on increased throughput or increased reimbursement for improvements in patient satisfaction. In addition, due to wide variation in the number of devices used per procedure, cost savings do not include the cost of the device.

Ongoing and future clinical studies

We plan to continue to develop and execute clinical studies that we believe will expand the evidence base for VASCADE and VASCADE MVP, support our value proposition and drive continued adoption of our products. For example, we are designing and planning a multi-center, prospective, single-arm registry to evaluate procedural outcomes using VASCADE MVP after catheter-based atrial fibrillation interventions for patients who are discharged on the same day. The registry is planned for 150 enrolled subjects in five to ten sites across the United States.

Research, development and clinical programs

As of December 31, 2019, our research and development team consisted of 15 individuals conducting clinical research and product development. Our research and development team has mechanical engineering, project management, materials science and prototyping expertise. In addition, our clinical organization has trial design and management, data collection and biostatistics expertise.

We have intellectual property rights in the area of percutaneous vascular closure. Our research and development efforts are focused on expanding and iterating on our product portfolio to address evolving techniques in interventional procedures that may require closure of different size access sites.

Our clinical program efforts are focused on driving market development. We are designing and planning studies to support the compelling value proposition of our technology.

Reimbursement

We receive payment directly from hospitals, ambulatory surgery centers or other treatment facilities for our devices and do not directly bill any third-party payers. In the United States, hospitals, ambulatory surgery centers and other treatment facilities receive payment for patient care from third-party payers, including private insurers and government insurance programs. Reimbursement for hospital services, including the cost of our devices, during a procedure generally is made to the hospital under a prospective payment system that classifies a patient stay into groups for the purposes of payment using a number of factors including, among other things, the principal diagnosis, major procedures, discharge status, patient age and complicating secondary diagnoses. Classifications are used in both acute and chronic care settings and employed by both private insurers and government payers. Rather than paying the hospital for what it spent caring for a patient, payers pay a fixed amount based on the patient’s classification.

Manufacturing and supply

Device manufacturing

We manufacture all our products at our 25,763 square foot leased facility in Guaymas, Mexico. This facility supports our production operations, including manufacturing, quality control, raw material and unsterilized finished goods storage. Since 2015, we have manufactured over 500,000 devices at this facility. As of December 31, 2019, we have two production lines installed and validated for commercial production of our devices, with a third production line being utilized for research and development purposes that we expect to be validated for commercial production by the end of 2020. Our facility has been through regular inspections by the FDA and European notified bodies and was recognized in 2018 with the Shingo Bronze Medallion Award, an internationally recognized award for operational excellence that has only been awarded to four medical device companies outside the Fortune 500 in the last 10 years, including us. As of December 31, 2019, eight of our operating and manufacturing employees are certified Lean Six Sigma Black Belts.

We are party to the Shelter Agreement, pursuant to which we lease our manufacturing facility from Offshore. The facility was specifically designed for us, and construction was completed in 2014. Under the Shelter Agreement, Offshore is also responsible for a number of ongoing services related to the facility, including provision of external security and maintenance, manufacturing personnel related human resource matters, recruiting support, government compliance, workforce transportation and cross-border shipping of raw components. We rely on Offshore as the sole provider of personnel and the services described above. We are responsible for all capital equipment, building improvements and internal maintenance, employment decisions (including training, development and compensation levels), manufacturing and engineering, quality system implementation and training, purchasing and inventory control systems and shipping and receiving. The Shelter Agreement, including our facility lease, as amended, expires in November 2026, with an option to renew for an additional five years.

Our manufacturing and distribution operations are subject to regulatory requirements of the FDA’s quality system regulation, or QSR, for medical devices sold in the United States. We are also subject to applicable local Mexican regulations relating to the environment, waste management and health and safety matters, including measures relating to the release, use, storage, treatment, transportation, discharge, disposal, sale, labeling, collection, recycling, treatment and remediation of hazardous substances. The FDA monitors compliance with the QSR through periodic inspections of our facilities, which may include inspection of our suppliers’ facilities as well. Our quality management system at our manufacturing facility is ISO 13485:2016 certified. Our manufacturing facility is an FDA-registered medical device establishment. The FDA conducted three establishment inspections of our quality system in 2016, 2017 and 2019, and BSI has conducted 13 audits since January 2016. No major findings resulted from any of these inspections or audits. We use periodic internal audits, combined with external audits by regulatory agencies, to help ensure strong quality control practices.

Supply chain and distribution

We obtain the resorbable collagen plugs for our devices from DSM, a single-source supplier, with quality control standards established under a quality agreement with DSM. Pursuant to a supply agreement with DSM, we have minimum purchase commitments for the collagen plugs to be used in our products. This agreement automatically renews for successive terms unless terminated by either party. Our finished products undergo gamma irradiation sterilization by a single service provider, Sterigenics, pursuant to a processing services agreement. This agreement automatically renews for one-year periods unless earlier terminated by either party.

The raw components for our devices are shipped to Tucson, Arizona for delivery by Offshore to our manufacturing facility in Guaymas, Mexico. Our components are transported tariff-free under the North American Free Trade Agreement. We perform the manufacture, final assembly, inspection and testing of our devices at our manufacturing facility. These finished products are then transported directly to Sterigenics in Corona, California or Hayward, California for sterilization. Sterilized finished goods are shipped to our headquarters in Santa Clara, California for final lot release and distribution directly to customers.

Competition

Our industry is highly competitive and has been evolving rapidly with the introduction of new products, technologies, regulations and activities of industry participants. Our VASCADE family of products serves as an alternative to existing methods of femoral vascular access site closure in interventional procedures, including manual compression and other femoral access closure devices. Our main competitors in femoral access closure for coronary and peripheral procedures include Terumo (Angio-Seal), Abbott Laboratories (PerClose and StarClose) and Cardinal Health (ExoSeal and MYNX). There are not currently any competing vascular access site closure devices that are labeled for electrophysiology procedures that require multiple access sites. Many of our competitors are large, well-capitalized companies with significantly greater market share and resources than we have. They are able to spend more on product development, marketing, sales and other product initiatives than we can and have greater name recognition. These competitors may also have established relationships with physicians and healthcare providers, including hospital technicians, at our targeted customer health systems and hospitals and may have existing product approvals from hospital value analysis committees at our targeted customers. In addition to competing for market share, we also compete against these companies for personnel, including qualified sales and other personnel that are necessary to grow our business. As more companies develop new intellectual property in our market, there is the possibility of a competitor acquiring patents or other rights that may limit our ability to update our technologies and products which may impact demand for our products.

We believe the principal competitive factors in our market include the following:

•	product safety and complication rates;

•	patient experience and time to ambulation;

•	strength of clinical evidence;

•	economic benefits and cost savings;

•	ease-of-use and reliability;

•	acceptance by treating physicians and healthcare providers and availability of physician sponsors at hospitals, ambulatory surgery centers and other treatment facilities;

•	effective marketing to and education of patients, physicians, healthcare providers and hospitals; and

•	intellectual property protection.

We compete primarily on the basis that our products are optimized for the requirements of coronary, peripheral and electrophysiology procedures, including procedures that require multiple access sites. In addition, our value proposition is supported by robust clinical trial evidence and study data, which demonstrates reduced access site complication rates as well as workflow improvements compared to manual compression that lead to cost savings.

Intellectual property

Our commercial success depends in part on our ability to obtain and maintain patent and other proprietary protection for our commercially important technology, inventions and know-how, including our VASCADE family of products and any of our future product candidates; to defend and enforce our patents; to operate without infringing, misappropriating or violating the proprietary rights of others; and to prevent others from infringing, misappropriating or violating our proprietary rights. We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality and invention assignment agreements to protect our intellectual property rights. We also rely on know-how and continuing technological innovation to develop and maintain our competitive position. Notwithstanding these efforts, we cannot be sure that patents will be granted with respect to any patent applications we have filed or may license or file in the future, and we cannot be sure that any of our patents we own or patents that may be licensed or granted to us in the future will not be challenged, invalidated, or circumvented or that such patents will be commercially useful in protecting our products and technology. For more information regarding the risks related to our intellectual property, please see “Risk factors—Risks related to our intellectual property.”

As of February 29, 2020, we own 23 issued U.S. patents, four pending U.S. patent applications and approximately 51 issued foreign patents. Our VASCADE platform is covered by four issued U.S. method and device patents, which include claims directed at multi-access closure, particularly aimed at electrophysiology procedures. Additionally, we also own two pending U.S. patent applications covering our VASCADE platform. The term of individual patents depends on the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is generally 20 years from the earliest claimed filing date of a nonprovisional patent application in the applicable country. Our U.S. and foreign patents expire between 2020 and 2032, and our U.S. allowed and pending patent applications, if issued into patents, would expire between 2025 and 2038, excluding any additional patent term adjustment(s) or extension(s), and assuming payment of all applicable maintenance or annuity fees. Once a patent expires, the protection ends, and an invention enters the public domain; that is, anyone can commercially exploit the invention without infringing the patent.

We cannot guarantee that patents will be issued from any of our pending applications or that issued patents will be of sufficient scope or strength to provide meaningful protection for our technology. Notwithstanding the scope of the patent protection available to us, a competitor could develop methods or devices that are not covered by our patents or circumvent these patents. Furthermore, numerous U.S. and foreign-issued patents and patent applications owned by third parties exist in the fields in which our products compete. Because patent applications can take many years to publish, there may be applications unknown to us, which may later result in issued patents that our existing or future products or technologies may be alleged to infringe.

There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. We are currently engaged, and may engage in the future, in litigation to enforce patents issued to us, to protect our trade secrets or know-how, to defend against claims of infringement of the rights of others or to determine the scope and validity of the proprietary rights of others. See “—Legal proceedings.” Litigation could be costly and could divert our attention from other functions and responsibilities. Furthermore, even if our patents are found to be valid and infringed, a court may refuse to grant injunctive relief against the infringer and instead grant us monetary damages or ongoing royalties. Such monetary compensation may be insufficient to adequately offset the damage to our business caused by the infringer’s competition in the market. Adverse determinations in litigation could subject us to significant liabilities to third parties, require us to seek licenses from third parties or could prevent us from manufacturing, selling or using the product accused of infringement, any of which could harm our business. See “Risk factors—Risks related to our intellectual property” for additional information regarding these and other risks related to our intellectual property portfolio.

We also rely upon trademarks to build and maintain the integrity of our brand. As of December 31, 2019, we had four U.S. registered trademark filings and one allowed trademark. We also rely, in part, upon unpatented trade secrets, know-how, continuing technological innovation, and confidential information, to develop and maintain our competitive position and protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. However, trade secrets and confidential know-how are difficult to protect. We seek to protect our proprietary rights through a variety of methods, including confidentiality and assignment agreements with suppliers, employees, consultants and others who may have access to our proprietary information. However, these agreements may not provide meaningful protection. These agreements may be breached, and we may not have an adequate remedy for any such breach. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have implemented measures to protect and preserve our trade secrets, such measures can be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors, or misused by any collaborator to whom we disclose such information. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain or use information that we regard as proprietary. As a result, we may be unable to meaningfully protect our trade secrets and proprietary information. For more information regarding the risks related to our intellectual property, please see “Risk factors—Risks related to our intellectual property.”

Government regulation

U.S. Food and Drug Administration

Our products and operations are subject to extensive and ongoing regulation by the FDA under the Federal Food, Drug, and Cosmetic Act of 1938 and its implementing regulations, collectively referred to as the FDCA, as well as other federal and state regulatory bodies in the United States. The laws and regulations govern, among other things, product design and development, pre-clinical and clinical testing, manufacturing, packaging, labeling, storage, record keeping and reporting, clearance or approval, marketing, distribution, promotion, import and export and post-marketing surveillance.

Unless an exemption applies, each new or significantly modified medical device we seek to commercially distribute in the United States will require either a premarket notification to the FDA requesting permission for commercial distribution under Section 510(k) of the FDCA, also referred to as a 510(k) clearance, or approval from the FDA of a PMA application. Both the 510(k) clearance and PMA processes can be resource intensive, expensive and lengthy, and require payment of significant user fees, unless an exemption is available.

Device classification

Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurances with respect to safety and effectiveness.

Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be reasonably assured by adherence to a set of FDA regulations, referred to as the General Controls for Medical Devices, or General Controls, which require compliance with the applicable portions of the FDA’s QSR, facility registration and product listing, reporting of adverse events and malfunctions, and as appropriate, truthful and non-misleading labeling and promotional materials. Some Class I devices, also called Class I reserved devices, also require premarket clearance by the FDA through the 510(k) premarket notification process described below. Most Class I products are exempt from the premarket notification requirements.

Class II devices are those that are subject to the General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device, or Special Controls. These Special Controls can include performance standards, patient registries, FDA guidance documents and post-market surveillance. Most Class II devices are subject to premarket review and clearance by the FDA. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification process.

Class III devices include devices deemed by the FDA to pose the greatest risk such as life-supporting or life-sustaining devices, or implantable devices, in addition to those deemed novel and not substantially equivalent following the 510(k) process. The safety and effectiveness of Class III devices cannot be reasonably assured solely by the General Controls and Special Controls described above. Therefore, these devices are subject to the PMA application process, which is generally more costly and time consuming than the 510(k) process. Through the PMA application process, the applicant must submit data and information demonstrating reasonable assurance of the safety and effectiveness of the device for its intended use to the FDA’s satisfaction. Accordingly, a PMA application typically includes, but is not limited to, extensive technical information regarding device design and development, pre-clinical and clinical trial data, manufacturing information, labeling and financial disclosure information for the clinical investigators in device studies. The PMA application must provide valid scientific evidence that demonstrates to the FDA’s satisfaction a reasonable assurance of the safety and effectiveness of the device for its intended use.

Our VASCADE family of products consists of Class III devices that have received FDA PMA.

The Investigational device exemption process

In the United States, absent certain limited exceptions, human clinical trials intended to support medical device clearance or approval require an investigational device exemption, or IDE, application. Some types of studies deemed to present “non-significant risk” are deemed to have an approved IDE once certain requirements are addressed and IRB approval is obtained. If the device presents a “significant risk” to human health, as defined by the FDA, the sponsor must submit an IDE application to the FDA and obtain IDE approval prior to commencing the human clinical trials. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of subjects. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the study protocol and informed consent are approved by appropriate IRBs at the clinical trial sites. There can be no assurance that submission of an IDE application will result in the ability to commence clinical trials, and although the FDA’s approval of an IDE application allows clinical testing to go forward for a specified number of subjects, it does not bind the FDA to accept the results of the trial as sufficient to prove the product’s safety and effectiveness, even if the trial meets its intended success criteria.

All clinical trials must be conducted in accordance with the FDA’s IDE regulations that govern investigational device labeling, prohibition of promotion, recordkeeping, and reporting and monitoring responsibilities of study sponsors and study investigators. Clinical trials must further comply with the FDA’s good clinical practice regulations for IRB approval and for informed consent and other human subject protections. Required records and reports are subject to inspection by the FDA. The results of clinical testing may be unfavorable, or, even if the intended safety and effectiveness success criteria are achieved, may not be considered sufficient for the FDA to grant marketing approval or clearance of a product. The commencement or completion of any clinical trial may be delayed or halted, or be inadequate to support approval of a PMA application, for numerous reasons, including, but not limited to, the following:

•	the FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;

•	patients do not enroll in clinical trials at the rate expected;

•	patients do not comply with trial protocols;

•	patient follow-up is not at the rate expected;

•	patients experience adverse events;

•	patients die during a clinical trial, even though their death may not be related to the products that are part of the trial;

•	device malfunctions occur with unexpected frequency or potential adverse consequences;

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side effects or device malfunctions of similar products already in the market that change the FDA’s view toward approval of new or similar PMAs or result in the imposition of new requirements or testing;

•	IRBs and third-party clinical investigators may delay or reject the trial protocol;

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third-party clinical investigators decline to participate in a trial or do not perform a trial on the anticipated schedule or consistent with the clinical trial protocol, investigator agreement, investigational plan, good clinical practices, the IDE regulations, or other FDA or IRB requirements;

•	third-party investigators are disqualified by the FDA;

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we or third-party organizations do not perform data collection, monitoring and analysis in a timely or accurate manner or consistent with the clinical trial protocol or investigational or statistical plans, or otherwise fail to comply with the IDE regulations governing responsibilities, records and reports of sponsors of clinical investigations;

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third-party clinical investigators have significant financial interests related to us or our study such that the FDA deems the study results unreliable, or we or third-party clinical investigators fail to disclose such interests;

•	regulatory inspections of our clinical trials or manufacturing facilities, which may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials;

•	changes in government regulations or administrative actions;

•	the interim or final results of the clinical trial are inconclusive or unfavorable as to safety or effectiveness; or

•	the FDA concludes that our trial design is unreliable or inadequate to demonstrate safety and effectiveness.

The PMA process

Following receipt of a PMA application, the FDA conducts an administrative review to determine whether the application is sufficiently complete to permit a substantive review. If it is not, the agency will refuse to file the PMA. If it is, the FDA will accept the application for filing and begin the review. The FDA, by statute and by regulation, has 180 days to review a filed PMA application, although the review of an application may occur over a significantly longer period of time. During this review period, the FDA may request additional information or clarification of information already provided, and the FDA may issue a major deficiency letter to the applicant, requesting the applicant’s response to deficiencies communicated by the FDA. The FDA considers a PMA or PMA supplement to have been voluntarily withdrawn if an applicant fails to respond to an FDA request for information (for example, a major deficiency letter) within a total of 360 days. Before approving or denying a PMA, an FDA advisory committee may review the PMA at a public meeting and provide the FDA with the committee’s recommendation on whether the FDA should approve the submission, approve it with specific conditions, or not approve it. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Prior to approval of a PMA, the FDA may conduct inspections of the clinical trial data and clinical trial sites, as well as inspections of the manufacturing facility and processes. Overall, the FDA’s review of a PMA application generally takes between six months and one year, but may take significantly longer. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:

•	the device may not be shown safe or effective to the FDA’s satisfaction;

•	the data from pre-clinical studies or clinical trials may be found unreliable or insufficient to support approval;

•	the manufacturing process or facilities may not meet applicable requirements; and

•	changes in FDA approval policies or adoption of new regulations may require additional data.

If the FDA evaluation of a PMA is favorable, the FDA will issue either an approval letter, or an approvable letter, the latter of which usually contains a number of conditions that must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA letter authorizing commercial marketing of the device, subject to the conditions of approval and the limitations established in the approval letter. If the FDA’s evaluation of a PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. The FDA also may determine that additional tests or clinical trials are necessary, in which case the PMA may be delayed for several months or years while the trials are conducted and data is submitted in an amendment to the PMA, or the PMA is withdrawn and resubmitted when the data are available. The PMA process can be expensive, uncertain and lengthy and a number of devices for which the FDA approval has been sought by other companies have never been approved by the FDA for marketing.

New PMA applications or PMA supplements are required for modification to the manufacturing process, equipment or facility, quality control procedures, sterilization, packaging, expiration date, labeling, device specifications, ingredients, materials or design of a device that has been approved through the PMA process. PMA supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the approved PMA application and may or may not require as extensive technical or clinical data or the convening of an advisory panel, depending on the nature of the proposed change.

In approving a PMA application, as a condition of approval, the FDA may also require some form of post-approval study, or PAS, or post-market surveillance, whereby the applicant conducts a follow-up study or follows certain patient groups for a number of years and makes periodic reports to the FDA on the clinical status of those patients when necessary to protect the public health or to provide additional or longer term safety and effectiveness data for the device. The FDA may also require post-market surveillance for certain devices cleared under a 510(k) notification, such as implants or life-supporting or life-sustaining devices used outside a device user facility. The FDA may also approve a PMA application with other post-approval conditions intended to ensure the safety and effectiveness of the device, such as, among other things, restrictions on labeling, promotion, sale, distribution and use.

Pervasive and continuing regulation

After a device is placed on the market, numerous regulatory requirements continue to apply. These include:

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the FDA’s QSR, which requires manufacturers, including their suppliers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label uses;

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MDRs which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

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medical device recalls, which require that manufacturers report to the FDA any recall of a medical device, provided the recall was initiated to either reduce a risk to health posed by the device, or to remedy a violation of the FDCA caused by the device that may present a risk to health; and

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

We have registered with the FDA as a medical device manufacturer and have obtained a manufacturing license from the CDPH. The FDA and CDPH have broad post-market and regulatory enforcement powers. We are subject to unannounced inspections by the FDA and the Food and Drug Branch of CDPH to determine our compliance with the QSR and other regulations, and these inspections may include the manufacturing facilities of our third-party suppliers. Additionally, our Notified Body, the BSI, regularly inspects our manufacturing, design and operational facilities to ensure ongoing ISO 13485 compliance in order to maintain our CE mark. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA or other regulatory bodies, which may include any of the following sanctions:

•	warning letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refunds, recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our requests for 510(k) clearance or PMA of new products, new intended uses or modifications to existing products;

•	withdrawing 510(k) clearance or PMAs that have already been granted; and

•	criminal prosecution.

European Union

The European Union regulates medical devices per the European Union Directive 93/42/EEC, or the MDD. The MDD sets out the basic regulatory framework for medical devices in the European Union. The system of regulating medical devices operates by way of a certification for each medical device. Each certified device is marked with the CE mark which shows that the device has a Certificate de Conformité. There are national bodies known as Competent Authorities in each member state which oversee the implementation of the MDD within their jurisdiction. The means for achieving the requirements for the CE mark vary according to the nature of the device. Devices are classified in accordance with their perceived risks, similar to the United States system. The class of a product determines the conformity assessment required before the CE mark can be placed on a product. Conformity assessments for our products are carried out as required by the MDD. Each member state can appoint Notified Bodies within its jurisdiction. If a Notified Body of one member state has issued a Certificat de Conformité, the device can be sold throughout the European Union without further conformance tests being required in other member states. The CE mark is contingent upon continued compliance with the applicable regulations and the quality system requirements of the ISO 13485 standard.

Health Insurance Portability and Accountability Act

HIPAA, as amended by HITECH, established federal protection for the privacy and security of health information. Under HIPAA, the United States Department of Health and Human Services, or HHS, has issued regulations to protect the privacy and security of PHI used or disclosed by “Covered Entities,” including certain healthcare providers, health plans and healthcare clearinghouses, and their respective “Business Associates” that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. HIPAA also regulates standardization of data content, codes and formats used in healthcare transactions and standardization of identifiers for health plans and certain healthcare providers. The HIPAA privacy regulations protect medical records and other PHI by limiting their use and release, giving patients the right to access their medical records and limiting most disclosures of health information to the minimum amount necessary to accomplish an intended purpose. The HIPAA security standards require the adoption of administrative, physical and technical safeguards and the adoption of written security policies and procedures. In addition, HIPAA requires Covered Entities to execute Business Associate Agreements with their Business Associates and subcontractors, who provide services for or on behalf of Covered Entities. Business Associates have a corresponding obligation to maintain appropriate Business Associate Agreements under HIPAA. In addition, companies that would not otherwise be subject to HIPAA may become contractually obligated to follow HIPAA requirements through agreements with Covered Entities and Business Associates, and some of our customers may require us to agree to these provisions.

In addition, various states, such as California and Massachusetts, have implemented similar privacy laws and regulations, such as the California Confidentiality of Medical Information Act, that impose restrictive requirements regulating the use and disclosure of health information and other personally identifiable information. In addition to fines and penalties imposed upon violators, some of these state laws also afford private rights of action to individuals who believe their personal information has been misused. California’s patient privacy laws, for example, provide for penalties of up to $250,000 and permit injured parties to sue for damages. For example, the California Consumer Privacy Act, or the CCPA, which increases privacy rights for California residents and imposes obligations on companies that process their personal information, came into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. The interplay of federal and state laws may be subject to varying interpretations by courts and government agencies, creating complex compliance issues and potentially exposing us to additional expense, adverse publicity and liability. The compliance requirements of these laws, including additional breach reporting requirements, and the penalties for violation vary widely, and new privacy and security laws in this area are evolving. Requirements of these laws and penalties for violations vary widely.

If we or our operations are found to be in violation of HIPAA, HITECH or their implementing regulations, and similar state laws, we may be subject to significant penalties, including civil, criminal and administrative penalties, fines, imprisonment and exclusion from participation in federal or state healthcare programs, and the curtailment or restructuring of our operations. In addition, HITECH created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to Business Associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.

U.S. federal, state and foreign fraud and abuse laws

The federal and state governments have enacted, and actively enforce, a number of laws to address fraud and abuse in federal healthcare programs. Our business is subject to compliance with these laws.

Anti-kickback statutes

The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation.

The definition of “remuneration” has been broadly interpreted to include anything of value, including, for example, gifts, certain discounts, the furnishing of free supplies, equipment or services, credit arrangements, payment of cash and waivers of payments. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered businesses, the statute has been violated. Violations of the federal Anti-Kickback Statute may result in civil monetary penalties up to $100,000 for each violation, plus up to three times the remuneration involved. Violations can also result in criminal penalties, including criminal fines of up to $100,000 and imprisonment of up to ten years. Similarly, violations can result in exclusion from participation in government healthcare programs, including Medicare and Medicaid. Additionally, the intent standard under the federal Anti-Kickback Statute was amended by the Affordable Care Act, to a stricter standard such that a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Further, the Affordable Care Act codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil FCA.

There are a number of statutory exceptions and regulatory “safe harbors” protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance to offer protection. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy an applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the HHS Office of the Inspector General, or the OIG.

Many states have adopted laws similar to the federal Anti-Kickback Statute. Some of these state prohibitions apply to referral of recipients for healthcare products or services reimbursed by any source, not only government healthcare programs, and may apply to payments made directly by the patient.

Government officials have focused their enforcement efforts on the marketing of healthcare services and products, among other activities, and recently have brought cases against companies, and certain individual sales, marketing and executive personnel, for allegedly offering unlawful inducements to potential or existing customers in an attempt to procure their business.

Federal false claims laws

The federal false claims laws, including the FCA, imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The qui tam provisions of the FCA allow a private individual to bring actions on behalf of the federal government alleging that the defendant has violated the FCA and to share in any monetary recovery. In addition, various states have enacted false claims laws analogous to the FCA, and many of these state laws apply where a claim is submitted to any third-party payer and not only a federal healthcare program.

When an entity is determined to have violated the FCA, it may be required to pay up to three times the actual damages sustained by the government, plus significant civil fines and penalties. As part of a settlement, the government may require the entity to enter into a corporate integrity agreement, which imposes certain compliance, certification and reporting obligations. There are many potential bases for liability under the FCA. Liability arises, primarily, when an entity knowingly submits, or causes another to submit, a false claim for reimbursement to the federal government. The federal government has used the FCA to assert liability on the basis of kickbacks, or in instances in which manufacturers have provided billing or coding advice to providers that the government considered to be inaccurate. In these cases, the manufacturer faces liability for “causing” a false claim. In addition, the federal government has prosecuted companies under the FCA in connection with off-label promotion of products. Our activities, including those relating to the reporting of discount and rebate information and other information affecting federal, state and third-party reimbursement of our products (such as our patient reimbursement support programs) and the sale and marketing of our products, may be subject to scrutiny under these laws.

While we are unaware of any current matters, we are unable to predict whether we will be subject to actions under the FCA or a similar state law, or the impact of such actions. However, the costs of defending such claims, as well as any sanctions imposed, could significantly affect our financial performance.

Civil monetary penalties

The Civil Monetary Penalty Act of 1981 imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal healthcare program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent, or offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary’s decision to order or receive items or services reimbursable by the government from a particular provider or supplier.

Open payments

Open Payments, enacted as part of the Affordable Care Act, requires certain pharmaceutical, medical device and medical supply manufacturers covered by Medicare, Medicaid or the Children’s Health Insurance Program to report annually to CMS: payments and transfers of value to physicians, certain other healthcare providers, teaching hospitals, and applicable manufacturers and group purchasing organizations, as well as to report annually ownership and investment interests held by physicians and their immediate family members. Failure to submit required information may result in civil monetary penalties of $11,052 per failure up to an aggregate of $165,786 per year (or up to an aggregate of $1,105,000 per year for “knowing failures”), for all payments, transfers of value or ownership or investment interests that are not timely, accurately and completely reported in an annual submission, and may result in liability under other federal laws or regulations. We are subject to Open Payments and the information we disclose may lead to greater scrutiny, which may result in modifications to established practices and additional costs. Additionally, similar reporting requirements have also been enacted on the state level domestically, and an increasing number of countries worldwide either have adopted or are considering similar laws requiring transparency of interactions with healthcare professionals.

Foreign Corrupt Practices Act

FCPA prohibits any United States individual or business from paying, offering or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring us to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, if any, and to devise and maintain an adequate system of internal accounting controls for international operations.

International laws

In Europe, various countries have adopted anti-bribery laws providing for severe consequences in the form of criminal penalties and significant fines for individuals or companies committing a bribery offense. Violations of these anti-bribery laws, or allegations of such violations, could have a negative impact on our business, results of operations and reputation.

For instance, in the United Kingdom, under the U.K. Bribery Act of 2010, or the Bribery Act, a bribery occurs when a person offers, gives or promises to give a financial or other advantage to induce or reward another individual to improperly perform certain functions or activities, including any function of a public nature. Bribery of foreign public officials also falls within the scope of the Bribery Act. An individual found in violation of the U.K. Bribery Act of 2010, faces imprisonment of up to ten years. In addition, the individual can be subject to an unlimited fine, as can commercial organizations for failure to prevent bribery.

There are also international privacy laws that impose restrictions on the collection, use, storage, disclosure, transfer and other processing of personal information, including health information. For example, the European Union GDPR imposes stringent data protection requirements, including, for example, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention of information, increased requirements pertaining to special categories of data, such as health data, and additional obligations regarding third-party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the European Union to the United States and other third countries. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue of €20 million, whichever is greater. In addition, the GDPR provides that European Union member states may make their own further laws and regulations limiting the processing of personal data, including genetic, biometric or health data. All of these laws may impact our business. Our failure to comply with these privacy laws or significant changes in the laws restricting our ability to obtain required patient information could significantly impact our business and our future business plans.

United States centers for Medicare and Medicaid services

Medicare is a federal program administered by CMS through fiscal intermediaries and carriers. Available to individuals age 65 or over, and certain other individuals, the Medicare program provides, among other things, healthcare benefits that cover, within prescribed limits, the major costs of most medically necessary care for such individuals, subject to certain deductibles and copayments.

CMS has established guidelines for the coverage and reimbursement of certain products and procedures by Medicare. In general, in order to be reimbursed by Medicare, a healthcare procedure furnished to a Medicare beneficiary must be reasonable and necessary for the diagnosis or treatment of an illness or injury, or to improve the functioning of a malformed body part. The methodology for determining coverage status and the amount of Medicare reimbursement varies based upon, among other factors, the setting in which a Medicare beneficiary received healthcare products and services. Any changes in federal legislation, regulations and policy affecting CMS coverage and reimbursement relative to the procedure using our products could have a material effect on our performance.

CMS also administers the Medicaid program, a cooperative federal/state program that provides medical assistance benefits to qualifying low income and medically needy persons. State participation in Medicaid is optional, and each state is given discretion in developing and administering its own Medicaid program, subject to certain federal requirements pertaining to payment levels, eligibility criteria and minimum categories of services. The coverage, method and level of reimbursement vary from state to state and is subject to each state’s budget restraints. Changes to the availability of coverage, method or level of reimbursement for relevant procedures may affect future revenue negatively if reimbursement amounts are decreased or discontinued.

All CMS programs are subject to statutory and regulatory changes, retroactive and prospective rate adjustments, administrative rulings, interpretations of policy, intermediary determinations, and government funding restrictions, all of which may materially increase or decrease the rate of program payments to healthcare facilities and other healthcare providers.

United States health reform

Changes in healthcare policy could increase our costs, decrease our revenue and impact sales of and reimbursement for our current and future products. The Affordable Care Act substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacts our industry. The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payers in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. Current and future legislative proposals to further reform healthcare or reduce healthcare costs may limit coverage of or lower reimbursement for the procedures associated with the use of our products. The cost containment measures that payers and providers are instituting and the effect of any healthcare reform initiative implemented in the future could impact our revenue from the sale of our products.

The implementation of the Affordable Care Act in the United States, for example, has changed healthcare financing and delivery by both governmental and private insurers substantially, and affected medical device manufacturers significantly. The Affordable Care Act imposed, among other things, a 2.3% federal excise tax, with limited exceptions, on any entity that manufactures or imports Class I, II and III medical devices offered for sale in the United States that began on January 1, 2013. Through a series of legislative amendments, the tax was suspended for 2016 through 2019, and was permanently repealed on December 20, 2019 by the Further Consolidated Appropriations Act, 2020. The Affordable Care Act also provided incentives to programs that increase the federal government’s comparative effectiveness research, and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. Additionally, the Affordable Care Act has expanded eligibility criteria for Medicaid programs and created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. Some of the provisions of the Affordable Care Act have yet to be implemented, and there have been judicial and Congressional challenges to certain aspects of the Affordable Care Act, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the Affordable Care Act. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the Affordable Care Act. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the Affordable Care Act. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the Affordable Care Act such as removing penalties, starting January 1, 2019, for not complying with the Affordable Care Act’s individual mandate to carry health insurance and delaying the implementation of certain fees mandated by the Affordable Care Act. Further, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the Affordable Care Act mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. On December 14, 2018, a Texas U.S. District Court Judge ruled that the Affordable Care Act is unconstitutional in its entirety because the individual mandate was repealed by Congress as part of the Tax Cuts and Jobs Act of 2017. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the Affordable Care Act are invalid as well. It is unclear how this decision, future decisions, subsequent appeals, and other efforts to repeal and replace the Affordable Care Act will impact the Affordable Care Act and our business.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, the Budget Control Act of 2011, among other things, included reductions to CMS payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2029 unless additional Congressional action is taken. Additionally, the American Taxpayer Relief Act of 2012, among other things, reduced CMS payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

We believe that there will continue to be proposals by legislators at both the federal and state levels, regulators and third-party payers to reduce costs while expanding individual healthcare benefits. Certain of these changes could impose additional limitations on the rates we will be able to charge for our current and future products or the amounts of reimbursement available for our current and future products from governmental agencies or third-party payers. Current and future healthcare reform legislation and policies could harm our business and financial condition.

Employees

As of December 31, 2019, we had 128 full-time employees and 104 independent contractors at our manufacturing facility in Guaymas, Mexico under the Shelter Agreement. We believe that the success of our business will depend, in part, on our ability to attract and retain qualified personnel. None of our employees are represented by a labor union or are a party to a collective bargaining agreement and we believe that we have good relations with our employees.

Facilities

We lease approximately 10,205 square feet for our corporate headquarters located in Santa Clara, California under a lease agreement that expires in February 2024. We also lease 25,763 square feet at our manufacturing facility in Guaymas, Mexico under the Shelter Agreement, as amended, which expires in November 2026 with an option to renew for an additional five years. We believe that these facilities are adequate to meet our needs in the near term and that additional space can be obtained on commercially reasonable terms as needed.

Legal proceedings

We are currently involved in, and may in the future become involved in, legal proceedings, claims and investigations in the ordinary course of our business, including intellectual property claims. In July 2018, St. Croix Surgical Systems, LLC filed a patent infringement claim against us in the Court, alleging that, among other things, our VASCADE family of products infringe three of St. Croix Surgical Systems, LLC’s issued patents relating to wound closure using blood clotting activation methods and seeking injunction and damages, including royalties on sales of our VASCADE family of products, among other things. In September 2018, we filed an answer and counterclaim and sought a declaratory judgment of noninfringement. The Court is expected to set a trial schedule in the near term.

We may be subject to other legal proceedings and claims in the ordinary course of business. We cannot predict the results of any such disputes, and despite the potential outcomes, the existence thereof may have an adverse material impact on us due to diversion of management time and attention as well as the financial costs related to resolving such disputes.

Management

Executive officers and directors

The following table sets forth certain information for our executive officers and directors as of December 31, 2019:

Name	Age	Position(s)

Executive officers

John Russell	59	Director, President and Chief Executive Officer

Justin Ballotta	40	Chief Operating Officer

Lisa Garrett	51	Chief Financial Officer and Vice President of Human Resources

Roger R. Owens	49	Chief Commercial Officer

Zia Yassinzadeh	65	Chief Technology Officer

Non-employee directors

Rick Anderson(2)	59	Director

Michael D. Bornitz(1)	37	Director

Matthew S. Crawford(3)	54	Director

Paul Enever(2)(3)	45	Director

Jeryl L. Hilleman(1)(3)	62	Director

George J. Lee, Ph.D.(2)	69	Director

Augustine Y. Lien(1)	75	Director

(1)	Member of the audit committee

(2)	Member of the compensation committee

(3)	Member of the nominating and corporate governance committee

Executive officers

John Russell has served as our President and Chief Executive Officer since February 2015. From July 2010 to June 2014, he served as the President and Chief Executive Officer at Corventis, Inc, a medical device company. From April 2000 to June 2010, he served in various roles at Boston Scientific Corporation, a medical device manufacturing company, including most recently as Vice President, U.S. Sales for the Cardiac Rhythm Management division. Mr. Russell earned a B.S. in Mechanical Engineering from Duke University and an M.B.A. from the University of North Carolina, Chapel Hill. We believe that Mr. Russell’s business expertise and his daily insight into corporate matters as our President and Chief Executive Officer qualify him to serve on our board of directors.

Justin Ballotta has served as our Chief Operating Officer since July 2015. He previously served as our Vice President of Operations from June 2010 to July 2015. Mr. Ballotta earned M.B.A.s from Columbia University, Columbia Business School and the University of California, Berkeley, Walter A. Haas School of Business, an M.S. in Engineering Management from Florida International University and a B.S. in Biomedical Engineering from the University of Miami.

Lisa Garrett has served as our Chief Financial Officer and Vice President of Human Resources since April 2015. From October 2014 to March 2015, she served as Chief Financial Officer and Vice President of Administration at

ForSight VISION5, Inc., a pharmaceutical research company. From June 2007 to October 2014, Ms. Garrett served as the Chief Financial Officer and Vice President of Human Resources of Corventis, Inc., a medical sensor company. Ms. Garrett earned a B.B.S. in Accounting and an M.B.A from Indiana University.

Roger R. Owens has served as our Chief Commercial Officer since February 2016. He previously served as our Vice President of Sales from October 2015 to February 2016. From July 2010 to October 2015, he served in various roles at Abbott Vascular Inc., a medical device manufacturing company, including most recently as Director of Strategic Solutions. Mr. Owens earned a B.S. in Biomedical Science, a B.A. in Psychology and an M.S. in Cardiac Physiology from Ohio University.

Zia Yassinzadeh has served as our Chief Technology Officer since March 2016. He was a co-founder of our company and previously served as Vice President of Research and Development since April 2003. Mr. Yassinzadeh earned a B.A. in Physiology, a B.S. in Biomedical Engineering and an M.S. in Electrical Engineering from Southern Illinois University.

Non-employee directors

Rick Anderson has served as a member of our board of directors since May 2008. Since January 2018, Mr. Anderson has served as the Chairman of Revival Healthcare Capital, a private investment firm. From 2008 to January 2018, Mr. Anderson served as a Managing Director of PTV Healthcare Capital, a private investment firm. Since October 2013, Mr. Anderson has served on the board of directors of Apollo Endosurgery, Inc., a publicly traded medical device company. From September 2018 to October 2019, Mr. Anderson served as chairman of the board of directors of ConvaTec Group Plc, a publicly traded medical products and technologies company. From 2008 to December 2014, Mr. Anderson served on the board of directors of Intersect ENT Inc., a publicly traded medical device company. Mr. Anderson earned a B.B.A. in Marketing from Mississippi State University. We believe Mr. Anderson is qualified to serve on our board of directors because of his extensive industry knowledge and leadership experience with various medical device companies.

Michael Bornitz has served as a member of our board of directors since January 2017. Since March 2020, Mr. Bornitz has served as a Partner at Luther King Capital Management Headwater Investments, or LKCM Headwater Investments, a private investment firm affiliated with Luther King Capital Management. He previously served as a Principal at LKCM Headwater Investments from January 2013 to February 2020. Mr. Bornitz earned a B.B.A. in Accounting and Finance and a Master’s in Accounting from Texas Christian University. We believe Mr. Bornitz is qualified to serve on our board of directors because of his extensive experience as an investor in the medical technologies industry.

Matthew Crawford has served as a member of our board of directors since April 2008. Since 2003, Mr. Crawford has served as Founding Managing Director of PTV Healthcare Capital, a private investment firm. Since 2006, Mr. Crawford has served on the board of directors of Apollo Endosurgery, Inc., a publicly traded medical device company. Mr. Crawford earned a B.A. in History and an M.B.A. from Wake Forest University. We believe Mr. Crawford is qualified to serve on our board of directors because of his extensive experience as an investor in the medical technologies industry.

Paul Enever has served as a member of our board of directors since July 2014. Since January 2014, Mr. Enever has served as a Managing Director of Evidity Capital, LLC, or Evidity Health Capital, a private investment firm. Mr. Enever earned a B.S. in Chemical Engineering from the Rensselaer Polytechnic Institute and a Ph.D. in Chemical Engineering from the University of Minnesota, Twin Cities. We believe Mr. Enever is qualified to serve on our board of directors because of his extensive experience in healthcare investing.

Jeryl L. Hilleman has served as a member of our board of directors since January 2020. From June 2014 to December 2019, Ms. Hilleman served as Chief Financial Officer of Intersect ENT, Inc., a publicly traded medical device company. From September 2013 to May 2014, Ms. Hilleman served as Chief Financial Officer and Secretary of Ocera Therapeutics, Inc., a biopharmaceutical company. Ms. Hilleman serves on the board of directors, and serves as the chairperson of the audit committee, of NovoCure Limited, an oncology-focused pharmaceutical company (since July 2018), Minerva Neurosciences, Inc., a pharmaceutical company targeting central nervous system diseases (since July 2018), and SI-BONE, Inc., a medical device company (since December 2019). From 2005 to July 2016, Ms. Hilleman served on the board of directors of and a chairperson of the audit committee Xenoport, Inc., a biopharmaceutical company. Ms. Hilleman earned an A.B. in History from Brown University and an M.B.A. from the Wharton School of Business at the University of Pennsylvania. We believe Ms. Hilleman is qualified to serve on our board of directors because of her extensive leadership roles at and experience on the boards of directors of multiple public healthcare companies.

George J. Lee, Ph.D., has served as a member of our board of directors since December 2009. Since January 2001, Dr. Lee has served as general partner and co-founder of Amkey Ventures, LLC, a venture capital firm. From 2014 to 2018, Dr. Lee served on the board of directors of Turning Point Therapeutics, Inc., a biopharmaceutical company. Dr. Lee earned a B.S. in Agricultural Chemistry from National Taiwan University and a Ph.D. in Chemistry from the State University of New York at Buffalo. We believe Dr. Lee is qualified to serve on our board of directors because of his extensive experience in healthcare investing and the development of pharmaceutical and medical device products.

Augustine Y. Lien has served as a member of our board of directors since October 2002, when he founded our company, and served as chairperson of our board of directors and our Chief Executive Officer from 2002 to 2010. Since 2010, Mr. Lien has served as Chairman and Chief Executive Officer of Taiwan Aulisa Medical Devices & Technologies, Inc., a medical device development company. Mr. Lien earned a B.S. in Industrial and Business Management from National Cheng Kung University, an M.S. in Statistics from National Chen Chi University, an M.B.A. from the Santa Clara University and an M.S. in Operations Research from Stanford University. We believe Mr. Lien is qualified to serve on our board of directors as our founder and because of his extensive executive experience with medical device companies.

Family relationships

There are no family relationships among any of the directors or executive officers.

Composition of our board of directors

The members of our board of directors were elected pursuant to the provisions of an amended and restated voting agreement. Under the terms of this voting agreement, the stockholders who are party to the voting agreement have agreed to vote their respective shares so as to elect: (1) two directors designated by PTV Sciences II, L.P. and PTV IV, L.P., referred to together as PTV Sciences, currently Mr. Anderson and Mr. Crawford; (2) one director designated by Rind, Ltd., currently Mr. Enever; (3) one director designated by Luther King Capital Management, currently Mr. Bornitz; (4) two directors designated by the holders of a majority of the outstanding preferred stock, currently Dr. Lee and Mr. Lien; (5) our chief executive officer, currently Mr. Russell; and (6) one director designated by the holders of a majority of the outstanding common stock and preferred stock, currently Ms. Hilleman. The voting agreement will terminate upon the closing of this offering, following which none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required. Our board of directors currently consists of seven directors. Our amended and restated certificate of incorporation, which will become effective upon the closing of this offering, will provide that the authorized number of directors may be changed only by resolution approved by a majority of our board of directors. In accordance with our amended and restated certificate of incorporation to be effective in connection with this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Jeryl L. Hilleman, George J. Lee, Ph.D. and John Russell, and their terms will expire at the annual meeting of stockholders to be held in 2021;

•	the Class II directors will be Rick Anderson, Matthew S. Crawford and Augustine Y. Lien, and their terms will expire at the annual meeting of stockholders to be held in 2022; and

•	the Class III directors will be Michael D. Bornitz and Paul Enever, and their terms will expire at the annual meeting of stockholders to be held in 2023.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director independence

Under the listing requirements and rules of the NYSE, independent directors must comprise a majority of our board of directors as a listed company within one year of the closing of this offering.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that Ms. Hilleman and Messrs. Anderson, Bornitz, Crawford, Enever, Lee and Lien do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the NYSE. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Committees of our board of directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit committee

Our audit committee consists of Jeryl L. Hilleman, Michael D. Bornitz and Augustine Y. Lien. Our board of directors has determined that each member of the audit committee satisfies the independence requirements under the NYSE listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chairperson of our audit committee is Ms. Hilleman. Our board of directors has determined that Ms. Hilleman is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment.

The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:

•	helping our board of directors oversee our corporate accounting and financial reporting processes;

•	managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing related person transactions;

•

obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes our internal quality control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law;

•	approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm; and

•	reviewing our risk assessment and risk management processes, including cybersecurity matters.

Our audit committee will operate under a written charter, to be effective upon the closing of this offering, that satisfies the applicable listing standards of the NYSE.

Compensation committee

Our compensation committee consists of Rick Anderson, Paul Enever and George J. Lee, Ph.D. The chairperson of our compensation committee is Mr. Anderson. Our board of directors has determined that each member of the compensation committee is independent under the listing standards of the NYSE, and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. Specific responsibilities of our compensation committee include:

•	reviewing and recommending to our board of directors the compensation of our chief executive officer and other executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our equity incentive plans and other benefit programs;

•

reviewing, adopting, amending and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy.

Our compensation committee will operate under a written charter, to be effective upon the closing of this offering, that satisfies the applicable listing standards of the NYSE.

Nominating and corporate governance committee

Our nominating and corporate governance committee consists of Matthew S. Crawford, Paul Enever and Jeryl L. Hilleman. The chairperson of our nominating and corporate governance committee is Mr. Enever. Our board of directors has determined that each member of the nominating and corporate governance committee is independent under the listing standards of the NYSE.

Specific responsibilities of our nominating and corporate governance committee include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•	considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors.

Our nominating and corporate governance committee will operate under a written charter, to be effective upon the closing of this offering, that satisfies the applicable listing standards of the NYSE.

Code of business conduct and ethics

We have adopted a code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon the closing of this offering, our code of business conduct and ethics will be available under the Corporate Governance section of our website at www.cardivamedical.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of the NYSE concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Compensation committee interlocks and insider participation

None of the members of the compensation committee is currently or has been at any time one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director compensation

In 2019, we did not provide any compensation to our non-employee directors for service on our board of directors, and none of our non-employee directors received any equity awards or equity compensation. Our non-employee directors are entitled to reimbursement of direct expenses incurred in connection with attending meetings of the board of directors or committees thereof. In 2019, we reimbursed direct expenses for certain of our non-employee directors. John Russell, our President and Chief Executive Officer, did not receive additional compensation for his services as a director in 2019. Mr. Russell’s compensation as an executive officer is set forth in “—Summary compensation table.”

As of December 31, 2019, none of our non-employee directors held any options to purchase shares of common stock or other equity awards.

Non-employee director compensation policy

We have adopted a non-employee director compensation policy in connection with this offering pursuant to which our non-employee directors will be eligible to receive cash and equity compensation for service on our board of directors and committees of our board of directors.

Commencing with the first calendar quarter following the closing of this offering, each non-employee director will receive an annual cash retainer of $40,000 for serving on our board of directors and an annual cash retainer of $10,000, $7,500 and $5,000 for serving on the audit committee, the compensation committee and the nominating and corporate governance committee of our board of directors, respectively, and the chairperson of our board of directors will receive an additional annual cash retainer of $35,000. The chairperson of the audit committee, the compensation committee and the nominating and corporate governance committee of our board of directors will be entitled to an annual service retainer of $20,000, $15,000 and $10,000, respectively. All annual cash compensation amounts will be payable in equal quarterly installments in arrears, on the last day of each fiscal quarter for which the service occurred, pro-rated for any partial months of service.

Each new non-employee director who joins our board of directors following the closing of this offering will receive an option to purchase shares of common stock under our 2020 Plan having a value of $150,000 based on the fair market value of the underlying common stock on the date of grant. The shares subject to this option will vest on a monthly basis over 36 months commencing on the grant date, subject to the non-employee director’s continuous service with us on each applicable vesting date.

On the date of each annual meeting of our stockholders, each continuing non-employee director will receive an option to purchase shares of common stock under the 2020 Plan having a value of $100,000 based on the fair market value of the underlying common stock on the date of grant, vesting upon the one-year anniversary of the grant date, subject to the non-employee director’s continuous service with us on the applicable vesting date.

In the event of a change of control (as defined in the 2020 Plan), any unvested shares subject to these options will fully vest and become exercisable immediately prior to the closing of such change of control, subject to the non-employee director’s continuous service with us on the closing date of the change of control.

We will reimburse non-employee directors for ordinary out-of-pocket travel expenses incurred in connection with attendance at meetings of our board of directors and committees of our board of directors.

Executive compensation

Our named executive officers for the year ended December 31, 2019 were:

•	John Russell, our President and Chief Executive Officer;

•	Roger R. Owens, our Chief Commercial Officer; and

•	Justin Ballotta, our Chief Operating Officer.

Summary compensation table

The following table presents all of the compensation awarded to, earned by or paid to our named executive officers during the year ended December 31, 2019:

Name	Year	Salary	Non-equity incentive plan compensation(1)		All other compensation(2)	Total
John Russell	2019	$421,293	$138,774	(3)	$49,592	$609,659
President and Chief Executive Officer

Roger R. Owens	2019	302,056	157,700	(4)	43,495	503,251
Chief Commercial Officer

Justin Ballotta	2019	294,174	64,601	(3)	45,113	403,888
Chief Operating Officer

(1)	Amounts reflect cash performance-based bonuses paid by us to the named executive officers under our 2019 executive bonus plan, which were based upon the achievement levels of revenue targets and gross margin targets as determined by our board of directors. See “—2019 Executive bonus plan.”

(2)	Amounts reflect (1) $30,888, $30,617 and $30,888 in health insurance premiums paid by us on behalf of Mr. Russell, Mr. Owens and Mr. Ballotta, respectively, (2) $18,704, $4,478 and $14,225 in commuting expenses reimbursed for Mr. Russell, Mr. Owens and Mr. Ballotta, respectively, and (3) $8,400 in car allowance paid to Mr. Owens.

(3)	Based on achievement levels of the 2019 revenue and gross margin targets under our 2019 executive bonus plan, that Mr. Russell and Mr. Ballotta are entitled to and received 109.8% of their annual target bonuses (which were established at 30% and 20%, respectively, of 2019 annual base salary). See “—2019 Executive bonus plan.”

(4)	Based on achievement levels of the quarterly 2019 revenue and gross margin targets under our 2019 executive bonus plan, we paid Mr. Owens 104.4% of his quarterly target bonuses (which were established at a target level of $37,500 per quarter). See “—2019 Executive bonus plan.”

Outstanding equity awards as of December 31, 2019

The following table presents the outstanding equity incentive plan awards held by each named executive officer as of December 31, 2019.

				Option awards(1)
Name	Grant date		Vesting commencement date	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Option exercise price ($)	Option expiration date
John Russell	04/16/15		02/06/15	63,879	—	0.07	04/15/25
	10/04/15		07/16/15	53,850	—	0.07	10/03/25
	05/26/16	(2)	05/26/15	48,058	16,020	0.07	05/25/26
	04/25/17	(3)	04/25/17	712,926	760,455	0.09	04/24/27
	04/17/18	(3)	04/17/18	281,151	281,152	0.09	04/16/28

Roger R. Owens	10/29/15		10/19/15	441,071	—	0.07	10/28/25
	05/26/16	(2)	05/26/16	69,465	8,078	0.07	05/25/26
	04/25/17	(3)	04/25/17	334,600	167,300	0.09	04/24/27
	04/17/18	(3)	12/31/17	61,853	61,854	0.09	04/16/28

Justin Ballotta	07/20/10		06/08/10	37	—	100.00	07/19/20
	10/04/15		07/16/15	231,298	—	0.07	10/03/25
	05/26/16	(2)	05/26/16	48,671	5,660	0.07	05/25/26
	04/25/17	(3)	04/25/17	319,390	159,696	0.09	04/24/27
	04/17/18	(3)	12/31/17	59,042	59,042	0.09	04/16/28

(1)	The unvested shares underlying these options are subject to accelerated vesting as described in “—Employment arrangements” below.

(2)	1/48th of the shares underlying this option vest monthly, subject to the named executive officer’s continued service with us.

(3)

1/4th of the shares underlying this option vested on the first anniversary of the vesting commencement date, and 1/36th of the shares vest monthly thereafter, subject to the named executive officer’s continued service with us.

Emerging growth company status

We are an emerging growth company, as defined in the JOBS Act. As an emerging growth company, we will be exempt from certain requirements related to executive compensation, including, but not limited to, the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Pension benefits

Our named executive officers did not participate in, or earn any benefits under, any nonqualified deferred compensation plan sponsored by us during the year ended December 31, 2019. Our board of directors may elect to provide our officers and other employees with nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

Nonqualified deferred compensation

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during 2019.

2019 Executive bonus plan

Our compensation committee adopted the Cardiva Medical, Inc. 2019 Executive bonus plan, under which our executive officers, including our named executive officers, are eligible to receive annual or quarterly performance-based cash bonuses designed to provide appropriate incentives to our executive officers to achieve defined financial performance goals and to reward our executive officers for achievement toward these goals. Under the 2019 Executive bonus plan, our board of directors determined the financial performance goals, consisting of revenue and gross margin targets, applicable to bonus awards for 2019. Each executive officer has an opportunity to earn an annual payment (or quarterly payments, in the case of Mr. Owens) based on achievement of these annual or quarterly financial performance goals, as applicable. The amount of each executive officer’s payment is set by the compensation committee, which amount is then multiplied by a percentage, up to 140% (or 180%, in the case of Mr. Owens), based on the level of achievement of each financial performance target. For each of our executive officers other than Mr. Owens, the bonus amounts are determined based on annual revenue and gross margin targets. For Mr. Owens, the bonus levels are determined, and his cash bonus amounts are paid, quarterly based on quarterly revenue and gross margin targets.

Employment arrangements

The employment agreements and offer letters with our named executive officers generally provide for at-will employment and set forth the executive officer’s initial base salary, eligibility for employee benefits and confirmation of the terms of previously issued equity grants. In addition, each of our named executive officers has executed our standard confidential information and invention assignment agreement. The key terms of these agreements are described below.

John Russell

In February 2015, we entered into an employment agreement with John Russell, our President and Chief Executive Officer and a member of our board of directors. The employment agreement originally provided for an annual base salary of $350,000, which has been increased from time to time. For 2019, Mr. Russell’s annual base salary was $421,293. Under the employment agreement, Mr. Russell is eligible to earn an annual discretionary cash bonus with a target bonus opportunity equal to 30% of his base salary, based on performance objectives determined by our board of directors. For 2019, our board of directors determined that Mr. Russell was entitled to 109.8% of his target bonus given achievement levels of annual revenue and gross margin targets. See “—2019 Executive bonus plan.” In April 2015, pursuant to the employment agreement, we granted Mr. Russell (i) 1,149,813 shares of restricted stock, of which 12.5% of the shares vested in July 2015 and the remainder vested in 48 equal monthly installments thereafter; and (ii) an option to purchase 766,542 shares of common stock with an exercise price of $0.07 per share, of which 12.5% of the shares vested in July 2015 and the remainder vested in 48 equal monthly installments thereafter. We did not grant any options or equity awards to Mr. Russell in 2019. Mr. Russell is also eligible to participate in benefit plans and arrangements made available to all full-time employees.

Roger R. Owens

In October 2015, we entered into an employment agreement with Roger R. Owens as our Vice President, Sales. The employment agreement originally provided for an annual base salary of $250,000, which has been increased from time to time, including after Mr. Owens’ promotion to Chief Commercial Officer. For 2019, Mr. Owens’ annual base salary was $310,000. Under the employment agreement, Mr. Owens’ is eligible to earn a quarterly cash bonus with a target bonus opportunity equal to $37,500 per quarter, based on achievement of revenue and commercial contribution margin percentage performance objectives determined by our board of directors. For each quarter of 2019, Mr. Owens was entitled to 104.4% of his target quarterly bonus given achievement levels of quarterly revenue and gross margin targets. See “—2019 Executive bonus plan.” In October 2015, pursuant to the employment agreement, we granted Mr. Owens an option to purchase 441,071 shares of common stock with an exercise price of $0.07 per share, of which 12.5% of the shares vested in April 2016 and the remainder vested in 48 equal monthly installments thereafter. We did not grant any options or equity awards to Mr. Owens in 2019. Mr. Owens is also eligible to participate in benefit plans and arrangements made available to all full-time employees. Under the employment agreement, Mr. Owens is entitled to a monthly car allowance of $700.

Justin Ballotta

In June 2013, we entered into an employment agreement with Justin Ballotta as our Chief Operating Officer. The employment agreement originally provided for an annual base salary of $220,000, which has been increased from time to time. For 2019, Mr. Ballotta’s annual base salary was $297,375. Under our annual incentive plan, Mr. Ballotta is eligible to earn an annual discretionary cash bonus with a target bonus opportunity equal to 20% of his base salary, based on performance objectives determined by our board of directors. For 2019, our board of directors determined that Mr. Ballotta was entitled to 109.8% of his target bonus given achievement levels of annual revenue and gross margin targets. See “—2019 Executive bonus plan.” In July 2010, pursuant to the employment agreement, we granted Mr. Ballotta an option to purchase 37 shares of common stock with an exercise price of $100.00 per share, of which 25% of the shares vested in June 2011 and the remainder vested in 36 equal monthly installments thereafter. We did not grant any options or equity awards to Mr. Ballotta in 2019. Mr. Ballotta is also eligible to participate in benefit plans and arrangements made available to all full-time employees.

Executive severance and change in control plan

In March 2020, our board of directors adopted an Executive Severance and Change in Control Plan, or the Severance Plan, that provides severance benefits to each of our executive officers, including our named executive officers. Certain benefits for participants under the Severance Plan became effective upon adoption of the Severance Plan, and the benefits described below will become effective for participants upon the closing of this offering. The benefits provided under the Severance Plan supersede any similar severance benefits described in a participant’s offer letter or employment agreement.

Upon an involuntary termination without cause or resignation for good reason, our executive officers who are participants in our Severance Plan will be entitled to receive (i) a cash payment equal to six months base salary (or, in the case of our Chief Executive Officer, 12 months base salary) and (ii) continuation of health insurance under COBRA for up to six months following the resignation or termination date (or, in the case of our Chief Executive Officer, 12 months following the resignation or termination date).

In addition, upon an involuntary termination without cause or resignation for good reason in connection with or within 12 months following a change in control, our executive officers who are participants will be entitled to (i) receive a cash payment equal to 12 months base salary (or, in the case of our Chief Executive Officer, 24 months base salary), (ii) receive a cash payment for the participant’s full performance-based bonus at 50% of the participant’s target achievement level (or, in the case of our Chief Executive Officer, 100% of target achievement level) for the applicable year under the Bonus Plan, (iii) continuation of health insurance under COBRA for up to 12 months following the resignation or termination date (or, in the case of our Chief Executive Officer, 24 months following the resignation or termination date), and (iv) acceleration of all time-based vesting equity awards outstanding on the resignation or termination date. All such severance benefits are subject to the participant signing a general release of all known and unknown claims in substantially the form provided in the Severance Plan.

Employee benefit and stock plans

2020 equity incentive plan

Our board of directors adopted our 2020 Plan in March 2020, which was approved by our stockholders in                      2020. Our 2020 Plan is a successor to and continuation of our 2014 Plan. Our 2020 Plan will become effective upon the execution of the underwriting agreement for this offering. The 2020 Plan came into existence upon its adoption by our board of directors, but no grants will be made under the 2020 Plan prior to its effectiveness. Once the 2020 Plan is effective, no further grants will be made under the 2014 Plan.

Awards.     Our 2020 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of awards to employees, directors and consultants, including employees and consultants of our affiliates.

Authorized shares.    Initially, the maximum number of shares of our common stock that may be issued under our 2020 Plan after it becomes effective will not exceed                shares of our common stock. In addition, the number of shares of our common stock reserved for issuance under our 2020 Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2021 through January 1, 2030, in an amount equal to (i)        % of the total number of shares of our common stock outstanding on December 31 of the fiscal year before the date of each automatic increase, or (ii) a lesser number of shares determined by our board of directors prior to the applicable January 1. The maximum number of shares of our common stock that may be issued on the exercise of ISOs under our 2020 Plan is                shares.

Shares subject to stock awards granted under our 2020 Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares do not reduce the number of shares available for issuance under our 2020 Plan. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax withholding obligation do not reduce the number of shares available for issuance under our 2020 Plan. If any shares of our common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us (1) because of a failure to meet a contingency or condition required for the vesting of such shares, (2) to satisfy the exercise, strike or purchase price of an award or (3) to satisfy a tax withholding obligation in connection with an award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the 2020 Plan. Any shares previously issued which are reacquired in satisfaction of tax withholding obligations or as consideration for the exercise or purchase price of a stock award will again become available for issuance under the 2020 Plan.

Plan administration.    Our board of directors, or a duly authorized committee of our board of directors, will administer our 2020 Plan and is referred to as the “plan administrator” herein. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under our 2020 Plan, our board of directors has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Stock options.    ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the

2020 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2020 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the 2020 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement, or other written agreement between us and the recipient approved by the plan administrator, provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, or (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options or stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument.

Tax limitations on ISOs.    The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted stock unit awards.    Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the recipient approved by the plan administrator, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted stock awards.    Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock appreciation rights.    Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2020 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of common stock or in any other form of payment as determined by the Board and specified in the stock appreciation right agreement.

The plan administrator determines the term of stock appreciation rights granted under the 2020 Plan, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance awards.    The 2020 Plan permits the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the common stock.

The performance goals may be based on any measure of performance selected by the board of directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the board of directors at the time the performance award is granted, the board will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (i) to exclude restructuring and/or other nonrecurring charges; (ii) to exclude exchange rate effects; (iii) to exclude the effects of changes to generally accepted accounting principles; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; (v) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (vi) to exclude the dilutive effects of acquisitions or joint ventures; (vii) to assume that any portion of our business which is divested achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (viii) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (ix) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (x) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (xi) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.

Other stock awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Non-employee director compensation limit.    The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including awards granted and cash fees paid by us to such non-employee director, will not exceed $                in total value; provided that such amount will increase to                for the first year for newly appointed or elected non-employee directors.

Changes to capital structure.    In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2020 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of ISOs, and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate transactions.    The following applies to stock awards under the 2020 Plan in the event of a corporate transaction (as defined in the 2020 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

In the event of a corporate transaction, any stock awards outstanding under the 2020 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the per share amount payable to holders of common stock in connection with the corporate transaction, over (ii) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of common stock.

Change in control.    Awards granted under the 2020 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined in the 2020 Plan) as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

Plan amendment or termination.    Our board of directors has the authority to amend, suspend, or terminate our 2020 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts our 2020 Plan. No stock awards may be granted under our 2020 Plan while it is suspended or after it is terminated.

2014 equity incentive plan

Our board of directors adopted the 2014 Plan in January 2014, which was approved by our stockholders in February 2014. The 2014 Plan was subsequently amended and restated from time to time, most recently in July 2019. As of December 31, 2019, under the 2014 Plan, options to purchase 10,354,142 shares of common stock were outstanding, and 2,621,312 shares of common stock remained available for future issuance.

Upon the effective date of the 2020 Plan, no additional awards will be granted under the 2014 Plan, which will be terminated on such date. However, any outstanding awards granted under the 2014 Plan will remain outstanding, subject to the terms of the 2014 Plan and award agreements, until such outstanding options are exercised or until any awards terminate or expire by their terms.

Awards.     The 2014 Plan provides for the grant of provides for the grant of ISOs, NSOs, restricted stock awards, restricted stock unit awards and other stock-based awards, or collectively, awards. Awards may be granted to directors, employees and consultants; however, ISOs may be granted only to individuals who are employees.

Administration.     Our board of directors administers and interprets the provisions of the 2014 Plan. The board of directors may delegate its authority to a committee of the board, referred to as the “administrator.” Under our 2014 Plan, the administrator has the authority to, among other things, determine award recipients, grant awards, establish all terms and conditions of awards (including, but not limited to, vesting, exercise and forfeiture provisions), adopt, amend and repeal such administrative rules, guidelines and practices relating to the 2014 Plan, correct any defect or ambiguity, and supply any omission or reconcile any inconsistency in the 2014 Plan or any award.

Stock options.     Stock options are generally granted by our administrator pursuant to option grant notices and stock option agreements. The exercise price of a stock option will not be less than the market value of our common shares on the date of grant, in accordance with the terms and conditions of the 2014 Plan. The administrator may attach other terms and conditions to a specific option grant, pursuant to the 2014 Plan. Our administrator determines the term of stock options granted under the 2014 Plan, up to a maximum of 10 years. The administrator determines the effect on an award of disability, death, retirement, authorized leave of absence or any other change or purported change in a participant’s status as a service provider and the extent to which, and the period during which, the participant the participant’s legal representative, conservator, guardian or designated beneficiary may exercise rights under the award, if applicable. However, in no event may an option be exercised beyond the expiration of its term.

Restricted stock unit awards.     A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award.

Restricted stock awards.     The administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. Participants holding shares of restricted stock are entitled to all ordinary cash dividends paid with respect to such shares, unless otherwise provided by the administrator in the applicable award agreement. In addition, the receipt of any dividend, paid in shares or other property, is subject to the same restrictions on transferability and forfeitability as the shares of restricted stock with respect to which the dividend was paid.

Other stock awards.     The administrator may grant other awards based in whole or in part by reference to our common stock. The administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Adjustments.     In the event there is a dividend, other property distribution, reorganization, merger, consolidation, combination, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the company, or sale or exchange of common stock or other securities of the company, issuance of warrants or other rights to purchase common stock or other securities of the company, or other similar corporate transaction or event, collectively referred to as specified corporate transactions, appropriate adjustments will be made to (1) the class and kind of shares reserved for issuance under the 2014 Plan, (2) the class and kind of shares subject to outstanding awards under the 2014 Plan, (3) the grant or exercise price of awards, and (4) the terms and conditions of any awards.

Our 2014 Plan provides that in the event of a specified corporate transaction or any unusual or nonrecurring transaction or event affecting the company or the financial statements of the company, or any change in any applicable laws or accounting principles, the administrator may take one or more of the following actions with respect to such awards:

•	provide for the cancellation of any such award in exchange for cash or other property, or the realization of the participant’s rights under the vested portion of such award;

•	accelerate the vesting and exercisability of all shares subject to the award;

•	arrange for the assumption or substitution of an award by a surviving or acquiring corporation;

•

make adjustments in the number and type of shares of common stock (or other securities or property) subject to outstanding awards, and/or in the terms and conditions of, and the criteria included in, outstanding awards which may be granted in the future;

•	replace such award with other rights or property selected by the administrator; and/or

•	provide that the award will terminate and cannot vest, be exercised or become payable after the applicable event.

In the event of a change in control, if a participant’s awards are not continued, converted, assumed, or replaced with a substantially similar award by the company, or a successor entity (or its parent or subsidiary) then the awards will fully vest and become exercisable and/ or payable, as applicable, and all forfeiture, repurchase and other restrictions on such awards will lapse, and the awards will be canceled upon the consummation of the change in control in exchange for consideration. Under the 2014 Plan, a change in control is generally (1) a merger or consolidation of the company, (2) sale, lease, exchange or other transfer in one transaction or a series of related transaction of all or substantially all of the company’s assets, or (3) certain acquisitions by a third party of more than 50% of the voting power of our then outstanding stock.

Amendment and termination.     Our administrator may (i) amend the 2014 Plan and the terms of any award granted under the 2014 Plan from time to time or (ii) terminate the 2014 Plan any time, provided that any amendment will not materially and adversely affect participants without their consent. No awards may be granted after the tenth anniversary of the date our board of directors adopted our 2014 Plan. As described above, our 2014 Plan will be terminated upon the effective date of the 2020 Plan and no future awards will be granted under the 2014 Plan following such date.

2002 stock option plan

Our board of directors adopted, and our stockholders approved, the 2002 Stock Option Plan, or the 2002 Plan, in November 2002. The 2002 Plan was subsequently amended and restated in April 2008. The 2002 Plan was terminated in November 2012 in connection with our adoption of the 2014 Plan, and no new awards may be granted under it. Outstanding awards granted under the 2002 Plan remain outstanding, subject to the terms of our 2002 Plan and award agreements, until such outstanding options are exercised or terminate or expire by their terms. As of December 31, 2019, options to purchase 112 shares of common stock were outstanding under the 2002 Plan.

Plan administration.     Our board or a duly authorized committee of our board administers our 2002 Plan and the awards granted under it.

Merger or change in control.     Our 2002 Plan provides that in the event of a merger or Change in Control (as defined under our 2002 Plan), that each outstanding option shall be assumed or substituted for an equivalent option by the successor corporation or Parent or Subsidiary (each as defined in our 2002 Plan) of the successor. If, in such event, the option are not assumed or substituted, the option will terminate as of the date of the closing of the merger or Change in Control, as described in our 2002 Plan.

Transferability.     Our board may impose limitations on the transferability of ISOs and NSOs as the board will determine. Absent such limitations, a participant may not transfer awards under our 2002 Plan other than by will, the laws of descent and distribution or as otherwise provided under our 2002 Plan.

2020 employee stock purchase plan

Our board of directors adopted the ESPP in March 2020, which was approved by our stockholders in                     2020. The ESPP will become effective upon the execution of the underwriting agreement for this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP includes two components. One component is designed to allow eligible U.S. employees to purchase our common stock in a manner that may qualify for favorable tax treatment under Section 423 of the Code. In addition, purchase rights may be granted under a component that does not qualify for such favorable tax treatment because of deviations necessary to permit participation by eligible employees who are foreign nationals or employed outside of the United States while complying with applicable foreign laws.

Share reserve.     Following this offering, the ESPP authorizes the issuance of                 shares of our common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, beginning on January 1, 2021 through January 1, 2030, by the lesser of (1)        % of the total number of shares of our common stock outstanding on the last day of the fiscal year before the date of the automatic increase, and (2)                 shares; provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (1) and (2). As of the date hereof, no shares of our common stock have been purchased under the ESPP.

Administration.     Our board of directors administers the ESPP and may delegate its authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll deductions.     Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in the ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share that is at least the lesser of (1) 85% of the fair market value of a share of our common stock on the first date of an offering, or (2) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations.     Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (1) being customarily employed for more than 20 hours per week, (2) being customarily employed for more than five months per calendar year, or (3) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each calendar year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.

Changes to capital structure.     In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, the board of directors will make appropriate adjustments to: (1) the class(es) and maximum number of shares reserved under the ESPP, (2) the class(es) and maximum number of shares by which the share reserve may increase automatically each year, (3) the class(es) and number of shares subject to and purchase price applicable to outstanding offerings and purchase rights, and (4) the class(es) and number of shares that are subject to purchase limits under ongoing offerings.

Corporate transactions.     In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued, or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days before such corporate transaction, and such purchase rights will terminate immediately after such purchase.

Under the ESPP, a corporate transaction is generally the consummation of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction, and (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

ESPP Amendment or Termination.     Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

Health and welfare benefits

All of our named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, life, disability and accidental death and dismemberment insurance plans, in each case on the same basis as all of our other employees. We pay the premiums for the life, disability and accidental death and dismemberment insurance for all of our employees, including our named executive officers.

401(k) Plan

We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. The 401(k) plan is intended to qualify as a tax-qualified plan under the Code. Our named executive officers are eligible to participate in the 401(k) plan on the same basis as our other employees. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan.

Limitations of liability and indemnification matters

Upon the closing of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation that will be in effect on the closing of this offering will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws that will be in effect upon the closing of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws that will be in effect on the closing of this offering will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in connection with any action, proceeding or investigation. We believe that these amended and restated certificate of incorporation and amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 sales plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from them. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information, subject to compliance with the terms of our insider trading policy. Prior to the end of the 180th day after the date of execution of the underwriting agreement for this offering (subject to potential early release or termination without notice), the sale of any shares under such plan would be subject to the lock-up agreement that the director or executive officer has entered into with J.P. Morgan Securities LLC and BofA Securities, Inc. on behalf of the underwriters.

Certain relationships and related party transactions

The following is a summary of transactions since January 1, 2017, to which we have been a participant in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or holders of more than five percent of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements which are described in “Executive compensation” and “Management—Director compensation.”

We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Accumulated and undeclared dividends on preferred stock

Holders of our Series 3, Series 4 and Series 5 preferred stock are entitled to an accumulating annual dividend at a rate of 10.0% per annum of the applicable original issue price of each such series of preferred stock. In March 2020, we amended our certificate of incorporation to provide for the Dividend Share Issuance upon the closing of this offering. See “Dividend policy.” In addition, we also amended outstanding Series 3 preferred stock warrants to provide for the issuance of                 shares of common stock to holders of such warrants upon exercise at any time following this offering pursuant to the anti-dilution provisions of those warrants triggered by the Dividend Share Issuance.

The following table summarizes the shares of preferred stock held by holders of more than five percent of our capital stock and certain of our directors and entities affiliated with our directors as of December 31, 2019. None of our executive officers, other directors or other holders of more than five percent of our capital stock beneficially own shares of our preferred stock.

Name of stockholder	Shares of preferred stock		Accumulated and undeclared dividends through closing of this offering(1)	Shares of common stock issuable in lieu of accumulated and undeclared dividends(1)
Entities affiliated with PTV Sciences(2)	31,296,921	(2)	$
301 Cardiva Partners, LLC(3)	14,137,319
Rind, Ltd.(4)	17,366,849
The Lien Family Living Trust(5)	2,845,979
Lexli Investment, LLC(6)	2,008,655
Amkey Venture Capital, Inc.(6)	1,408,248
Amkey Biotechnology Venture Capital, Inc.(6)	467,498
George J. Lee, Ph.D.(6)	115,094
Eureka BioVentures Partners LLC(6)	96,011

(1)	Amounts are based on an assumed closing date of this offering of , 2020 and the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus. See “Dividend policy.”

(2)	Consists of 16,684,085 and 14,612,836 shares of preferred stock held by PTV IV, L.P. and PTV Sciences II, L.P., respectively. Matthew S. Crawford, a member of our board of directors, is a managing director of PTV Healthcare Capital. The managing directors of PTV Healthcare Capital have indirect shared voting and investment control over the shares of preferred stock held by PTV IV, L.P. and PTV Sciences II, L.P.

(3)	Michael D. Bornitz, a member of our board of directors, is a partner of LKCM Headwater Investments, which may be deemed to beneficially own the shares of our capital stock held by 301 Cardiva Partners, LLC.

(4)	Paul Enever, a member of our board of directors, is a managing director of Evidity Health Capital, which may be deemed to beneficially own the shares of capital stock held by Rind, Ltd.

(5)	Augustine Y. Lien, a member of our board of directors, is the trustee for The Lien Family Living Trust.

(6)	George J. Lee, Ph.D., a member of our board of directors, is a managing director of Eureka BioVenture Partners LLC, a co-founder and general partner of Amkey Ventures LLC, the manager of Amkey Venture Capital, Inc. and Amkey Biotechnology Venture Capital, Inc., and a managing director of Lexli Investment, LLC.

Series 5 preferred stock financing

In January and December 2017, (i) we issued and sold an aggregate of 24,999,953 shares of Series 5 preferred stock at a purchase price of $1.00 per share and warrants to purchase 3,741,351 shares of Series 5 preferred stock at a purchase price of $0.001 per warrant, for aggregate cash proceeds of approximately $25 million, and (ii) we issued an aggregate of 20,971,100 shares of Series 5 preferred stock upon the conversion of certain outstanding convertible promissory notes. Each share of Series 5 preferred stock will convert into one share of common stock upon the closing of this offering. We expect that each warrant to purchase shares of Series 5 preferred stock will be net exercised for shares of Series 5 preferred stock, which will into an equal number of shares of common stock. The warrants to purchase Series 5 preferred stock will otherwise terminate by their terms upon the closing of this offering. For a description of the material rights and privileges of the Series 5 preferred stock, see Note 7 to our financial statements included elsewhere in this prospectus.

The following table summarizes the Series 5 preferred stock and warrants to purchase Series 5 preferred stock issued to holders of more than five percent of our capital stock and certain of our directors and entities affiliated with our directors. None of our executive officers, other directors or other holders of more than five percent of our capital stock purchased any Series 5 preferred stock or warrants to purchase Series 5 preferred stock.

Name of stockholder	Shares of Series 5 preferred stock issued for cash	Shares of Series 5 preferred stock underlying warrants	Aggregate cash purchase price	Shares of Series 5 preferred stock issued upon conversion of notes
301 Cardiva Partners, LLC(1)	14,137,319	1,767,164	$14,139,087	—
PTV IV, L.P.(2)	5,719,414	1,142,448	5,724,405	10,964,671
Rind, Ltd.(3)	3,173,736	633,950	3,176,505	6,084,362
The Lien Family Living Trust(4)	698,595	62,324	698,657	—
Lexli Investment, LLC(5)	277,160	14,083	277,174	—
Eureka BioVenture Partners LLC(5)	23,567	2,945	23,570	—
George J. Lee, Ph.D.(5)	20,011	2,500	20,014	33,573
Amkey Venture Capital, Inc.(5)	—	—	—	497,250

(1)	Michael D. Bornitz, a member of our board of directors, is a partner of LKCM Headwater Investments, which may be deemed to beneficially own the shares of our capital stock held by 301 Cardiva Partners, LLC.

(2)	Matthew S. Crawford, a member of our board of directors, is a managing director of PTV Healthcare Capital. The managing directors of PTV Healthcare Capital have indirect shared voting and investment control over the shares of Series 5 preferred stock held by PTV IV, L.P.

(3)	Paul Enever, a member of our board of directors, is a managing director of Evidity Health Capital, which may be deemed to beneficially own the shares of capital stock held by Rind, Ltd.

(4)	Augustine Y. Lien, a member of our board of directors, is the trustee for The Lien Family Living Trust.

(5)	George J. Lee, Ph.D., a member of our board of directors, is a managing director of Eureka BioVenture Partners LLC, a co-founder and general partner of Amkey Ventures LLC, the manager of Amkey Venture Capital, Inc., and a managing director of Lexli Investment, LLC.

Investors’ rights agreement

In January 2017, we entered into the eighth amended and restated investors’ rights agreement, or IRA, with certain holders of our preferred stock and common stock, including PTV Sciences, Rind, Ltd., entities affiliated with Luther King Capital Management, and certain directors and entities affiliated with our directors.

Mr. Crawford is affiliated with PTV Sciences, Mr. Bornitz is affiliated with Luther King Capital Management, Mr. Enever is affiliated with Rind, Ltd., Dr. Lee is affiliated with Eureka BioVenture Partners LLC, Amkey Ventures LLC and Lexli Investments, LLC, and Augustine Y. Lien is affiliated with The Lien Family Living Trust. The IRA provides the holders of our preferred stock and warrants to purchase preferred stock with certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. The IRA also provides these stockholders with information rights, which will terminate upon the closing of this offering, and a right of first refusal with regard to certain issuances of our capital stock, which will not apply to, and will terminate upon the closing of, this offering. After the closing of this offering, the holders of                      shares of common stock issuable upon conversion of outstanding shares of preferred stock, shares of common stock to be issued in the Dividend Share Issuance, based on an assumed closing date of this offering of                     , 2020 and the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and shares of common stock issuable upon the exercise of outstanding warrants upon the closing of this offering, will be entitled to rights with respect to the registration of their shares of common stock under the Securities Act under the IRA. For a description of these registration rights, see “Description of capital stock—Registration rights.”

Employment arrangements

We have entered into employment agreements and offer letters with our executive officers. For more information regarding these agreements with our executive officers, see “Executive compensation—Employment arrangements.”

Equity grants

We have granted options to certain of our executive officers. For more information regarding the options granted to our named executive officers, see “Executive compensation.”

Executive bonus

We have established an executive bonus plan for our executive officers. For a description of this plan, see “Executive compensation—2019 Executive bonus plan.”

Indemnification agreements

Our amended and restated certificate of incorporation that will be in effect upon the closing of this offering will contain provisions limiting the liability of directors, and our amended and restated bylaws that will be in effect on the closing of this offering will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect on the closing of this offering will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board.

In addition, we have entered into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them. For more information regarding these agreements, see “Executive compensation—Limitations of liability and indemnification matters.”

Policies and procedures for related person transactions

Our board of directors has adopted a related person transaction policy setting forth the policies and procedures for the identification, review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and a related person were or will be participants and the amount involved exceeds $120,000, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness and guarantees of indebtedness. In reviewing and approving any such transactions, our audit committee will consider all relevant facts and circumstances as appropriate, such as the purpose of the transaction, the availability of other sources of comparable products or services, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction, management’s recommendation with respect to the proposed related person transaction, and the extent of the related person’s interest in the transaction.

All of the transactions described in this section were entered into prior to the adoption of this policy.

Principal stockholders

The following table sets forth information with respect to the beneficial ownership of our common stock as of December 31, 2019, for:

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership before the offering is based on 88,589,407 shares of common stock outstanding as of December 31, 2019, assuming the conversion of all outstanding shares of preferred stock into shares of common stock upon the closing of this offering. Applicable percentage ownership after the offering is based on shares of common stock outstanding immediately after the closing of this offering and further reflects the adjustments described in “Summary—The offering.” In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options and warrants held by the person that are currently exercisable, or exercisable within 60 days of December 31, 2019. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Cardiva Medical, Inc., 1615 Wyatt Drive, Santa Clara, California 95054. We believe, based on information provided to us, that each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

Name of beneficial owner	Shares beneficially owned prior to this offering		Shares beneficially owned after this offering
	Shares	%	Shares	%
Principal stockholders
Entities affiliated with PTV Sciences(1)	32,909,122	37.1
Rind, Ltd.(2)	18,014,757	20.3
301 Cardiva Partners, LLC(3)	15,904,483	18.0

Directors and named executive officers
John Russell(4)	4,268,272	4.8
Justin Ballotta(5)	894,959	1.0
Rogen R. Owens(6)	936,287	1.1
Rick Anderson	—	—
Michael D. Bornitz(3)	—	—
Matthew S. Crawford(1)	32,909,122	37.1
Paul Enever(2)	18,014,757	20.3
Jeryl L. Hilleman(7)	—	—
George J. Lee, Ph.D.(8)	2,836,324	3.2
Augustine Y. Lien(9)	2,845,983	3.2
All directors and executive officers as a group (11 persons)(10)	64,323,513	69.2

*	Represents beneficial ownership of less than 1%.

(1)	Consists of (i) 16,684,085 shares of common stock held by PTV IV, L.P., or PTV IV; (ii) 1,142,448 shares of common stock issuable to PTV IV pursuant to a warrant exercisable within 60 days of December 31, 2019 (on an as-converted basis); (iii) 14,612,836 shares of common stock held by PTV Sciences II, L.P., or PTVS II; and (iv) 469,753 shares of common stock issuable to PTVS II pursuant to a warrant exercisable within 60 days of December 31, 2019 (on an as-converted basis). Pinto Technology Ventures GP IV, L.P., or PTV GP IV, is the general partner of PTV IV. Pinto TV GP Company LLC, or TV GP, is the general partner of PTV GP IV. Pinto Technology Ventures GP II, L.P., or PTV GP II, is the general partner of PTVS II. PTV GP is the general partner of PTV GP II. Each of Matthew Crawford and Rick Anderson is a manager of TV GP and is deemed to have beneficial ownership of the shares held by or issuable to PTV IV and PTVS II. The address for PTV IV and PTVS II is 3600 N. Capital of Texas Highway, Suite B180, Austin, Texas 78746. The share amount and percentage set forth under the column “Shares Beneficially Owned Following this Offering” include (i) shares of common stock upon the assumed net exercise of outstanding warrants as of December 31, 2019 to purchase shares of Series 5 preferred stock, with an exercise price of $1.00 per share, prior to the closing of this offering (based on the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus) and (ii) shares of common stock to be issued upon the closing of this offering in connection with the Dividend Share Issuance, based on an assumed closing date of this offering of , 2020 and the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus (see “Dividend policy”).

(2)	Consists of (i) 17,366,849 shares of common stock held by Rind, Ltd. and (ii) 647,908 shares of common stock issuable to Rind, Ltd. pursuant to a warrant exercisable within 60 days of December 31, 2019 (on an as-converted basis). Canepa Advanced Healthcare Fund, L.P., or Canepa LP, is the sole shareholder of Rind Ltd. Canepa Advanced Healthcare Partners, Ltd., or Canepa Ltd., is the general partner of Canepa LP. Evidity Health Capital is the discretionary investment advisor of Canepa Ltd. Voting and dispositive determinations with respect to the securities held by Rind, Ltd. are made by the investment committee of Evidity Health Capital, which is comprised of Paul Enever, a member of our board of directors, Alejandro Sanchez and Adam Lessler. Accordingly, each of these entities and individuals may be deemed to share beneficial ownership of the shares of common stock held by or issuable to Rind, Ltd. Each such entity and individual disclaims beneficial ownership of such shares. The address for Rind, Ltd. is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. The share amount and percentage set forth under the column “Shares Beneficially Owned Following this Offering” include (i) shares of common stock upon the assumed net exercise of outstanding warrants as of December 31, 2019 to purchase shares of Series 5 preferred stock, with an exercise price of $1.00 per share, prior to the closing of this offering (based on the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus) and (ii) shares of common stock to be issued upon the closing of this offering in connection with the Dividend Share Issuance, based on an assumed closing date of this offering of , 2020 and the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus (see “Dividend policy”).

(3)

Consists of (i) 14,137,319 shares of common stock held by 301 Cardiva Partners, LLC and (ii) 1,767,164 shares of common stock issuable to 301 Cardiva Partners, LLC pursuant to a warrant exercisable within 60 days of December 31, 2019 (on an as-converted basis). Michael Bornitz, a member of our board of directors, has sole voting and dispositive power over the shares of common stock held by or issuable to 301 Cardiva Partners, LLC. The members of 301 Cardiva Partners, LLC include LKCM Private Discipline Master Fund, SPC, LKCM Investment Partnership, L.P. and certain of their affiliates. LKCM Private Discipline Management, L.P. Is the sole holder of management shares of LKCM Private Discipline Master Fund, SPC, and J. Bryan King serves as the President and controlling partner of LKCM Private Discipline Management, L.P. LKCM Investment Partnership GP, LLC is the general partner of LKCM Investment Partnership, L.P., and J. Luther King, Jr. serves as the President and controlling member of LKCM Investment Partnership GP, LLC. Accordingly, each of these individuals may be deemed to share beneficial ownership of the shares of common stock held by or issuable to 301 Cardiva Partners, LLC. Each such individual disclaims beneficial ownership of such shares. The address for 301 Cardiva Partners, LLC is 301 Commerce Street, Suite 1600, Fort Worth, Texas 76102. The share amount and percentage set forth under the column “Shares Beneficially Owned Following this Offering” include (i)              shares of common stock upon the assumed net exercise of outstanding warrants as of December 31, 2019 to purchase             shares of Series 5 preferred stock, with an exercise price of $1.00 per share, prior to the closing of this offering (based on the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus) and (ii)              shares of common stock to be issued upon the closing of this offering in connection with the Dividend Share Issuance, based on an assumed closing date of this offering of                     , 2020 and the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus (see “Dividend policy”).

(4)	Consists of (i) 2,983,513 shares of common stock held directly by Mr. Russell and (ii) 1,284,759 shares of common stock issuable to Mr. Russell pursuant to options exercisable within 60 days of December 31, 2019.

(5)	Consists of (i) 209,375 shares of common stock held directly by Mr. Ballotta and (ii) 685,584 shares of common stock issuable to Mr. Ballotta pursuant to options exercisable within 60 days of December 31, 2019.

(6)	Consists of 936,287 shares of common stock issuable to Mr. Owens pursuant to options exercisable within 60 days of December 31, 2019.

(7)	Ms. Hilleman joined our board of directors in January 2020.

(8)	Consists of (i) 244,632 shares of common stock held directly by Dr. Lee and 2,500 shares of common stock issuable to Dr. Lee pursuant to a warrant exercisable within 60 days of December 31, 2019 (on an as-converted basis), (ii) 467,498 shares of common stock held by Amkey Biotechnology Venture Capital, Inc., (iii) 96,011 shares of common stock held by Eureka BioVenture Partners and 2,945 shares of common stock issuable to Eureka BioVenture Partners pursuant to a warrant exercisable within 60 days of December 31, 2019 (on an as-converted basis), and (iv) 2,008,655 shares of common stock held by Lexli Investment, LLC and 14,083 shares of common stock issuable to Lexli Investment, LLC pursuant to a warrant exercisable within 60 days of December 31, 2019 (on an as-converted basis). Amkey Ventures LLC is the manager of Amkey Biotechnology Venture Capital, Inc. Dr. Lee, a member of our board of directors, is a co-founder and general partner of Amkey Ventures LLC, a managing director of Eureka BioVenture Partners LLC, and a managing director of Lexli Investment, LLC, and may be deemed to hold shared voting and dispositive power over the shares of common stock held by or issuable to each such entity. The share amount and percentage set forth under the column “Shares Beneficially Owned Following this Offering” include shares of common stock to be issued upon the closing of this offering in connection with the Dividend Share Issuance, based on an assumed closing date of this offering of , 2020 and the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus (see “Dividend policy”).

(9)	Consists of (i) 4 shares of common stock held directly by Mr. Lien and (ii) 2,845,979 shares of common stock held by the Lien Family Living Trust, for which Mr. Lien serves as trustee. The share amount and percentage set forth under the column “Shares Beneficially Owned Following this Offering” include shares of common stock to be issued upon the closing of this offering in connection with the Dividend Share Issuance, based on an assumed closing date of this offering of , 2020 and the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus (see “Dividend policy”).

(10)	Consists of (i) 57,661,763 shares of common stock held directly or indirectly by all executive officers and directors as a group, (ii) 4,315,046 shares of common stock issuable pursuant to options exercisable within 60 days of December 31, 2019, and (iii) 3,625,414 shares of common stock issuable pursuant to warrants exercisable within 60 days of December 31, 2019 (on an as-converted basis).

Description of capital stock

The description below of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws to be in effect upon the closing of this offering, which are filed as exhibits to the registration statement of which this prospectus is part.

General

Upon the closing of this offering, our amended and restated certificate of incorporation will authorize us to issue up to 1,000,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

As of December 31, 2019, there were 4,197,847 shares of common stock issued and outstanding, held by 58 stockholders of record.

As of December 31, 2019, after giving effect to the conversion of 84,391,560 outstanding shares of preferred stock into an equal number of shares of common stock, there would have been 88,589,407 shares of common stock outstanding, held by 96 stockholders of record.

Common stock

Voting rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our amended and restated certificate of incorporation, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividend rights

Subject to preferences that may apply to any then-outstanding preferred stock, the holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We do not anticipate paying any cash dividends in the foreseeable future.

Liquidation rights

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Preemptive or similar rights

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred stock

As of December 31, 2019, there were 84,391,560 shares of preferred stock outstanding. Prior to February     , 2020, holders of our Series 3, Series 4 and Series 5 preferred stock were entitled to an accumulating annual dividend, at a rate of 10.0% per annum of the applicable original issue price of each such series of preferred stock. In March 2020, we amended our certificate of incorporation to provide for the Dividend Share Issuance upon the closing of this offering. See “Dividend policy.”

Under our amended and restated certificate of incorporation to be in effect upon the closing of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 10,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. Any issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders would receive dividend payments and payments on liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deterring or preventing a change of control or other corporate action. No shares of preferred stock will be outstanding immediately following the closing of this offering. We have no present plans to issue any shares of preferred stock.

Stock options

As of December 31, 2019, options to purchase an aggregate of 10,354,142 shares of common stock were outstanding under our 2014 Plan, and options to purchase an aggregate of 112 shares of common stock were outstanding under out 2002 Plan. As of December 31, 2019, 2,621,312 shares of common stock were reserved for future issuance under our 2014 Plan, and no shares of common stock were reserved for future issuance under our 2002 Plan. All reserved shares will cease to be available for issuance at the time our 2020 Plan becomes effective upon the execution of the underwriting agreement for this offering. For additional information regarding the terms of these plans, see “Executive compensation—Employee benefit and stock plans.”

Warrants

As of December 31, 2019, we had warrants to purchase an aggregate of (i) 191,689 shares of Series 3 preferred stock outstanding with an exercise price of $1.25 per share, or the Series 3 Warrants, (ii) 72,120 shares of Series 4 preferred stock outstanding with an exercise price of $1.25 per share, or the Series 4 Warrants, (iii) 3,741,351 shares of Series 5 preferred stock outstanding with an exercise price of $1.00 per share, or the Series 5 Warrants, and (iv) 448,842 shares of common stock with an exercise price of $0.07 per share. Upon the closing of this offering, the Series 3 Warrants and the Series 4 Warrants will become exercisable for an equal number of shares of common stock with no change to their respective exercise prices per share. Prior to the closing of this offering, we expect that all Series 5 Warrants, which would otherwise expire upon the closing of this offering, will be net exercised for shares of Series 5 preferred stock, which will convert into an equal number of shares of common stock upon the closing of this offering. In addition, in March 2020, we amended outstanding Series 3 preferred stock warrants to provide for the issuance of              shares of common stock to holders of such warrants upon exercise at any time following the closing of this offering pursuant to their anti-dilution provisions in connection with the Dividend Share Issuance.

Registration rights

We are party to the IRA which provides various rights to certain holders of shares of common stock, including those shares of common stock that will be issued upon conversion of preferred stock in connection with this offering and shares of common stock issuable upon the exercise of outstanding warrants upon the closing of this offering. These shares to be issued upon conversion are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of the IRA and are described in additional detail below. We, along with PTV Sciences, Rind, Ltd., entities affiliated with Luther King Capital Management, certain directors and entities affiliated with our directors, and other stockholders, are parties to the IRA. We entered into the IRA in connection with the issuance of Series 5 preferred stock in January 2017. The following summary discusses certain material provisions of the IRA and is qualified by the full text of the agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Certain stockholders who are party to the IRA have waived their registration rights and the registration rights of the other stockholders who are party to the IRA, in each case, with respect to this offering.

The registration of shares of common stock pursuant to the exercise of registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, if we determine in good faith in consultation with the underwriters, we have the right, subject to specified conditions, to limit the number of shares the holders may include to be registered. The demand, piggyback and Form S-3 registration rights described below will terminate on the date four years following the closing part of this offering.

Demand registration rights

The holders of an aggregate of                      shares of common stock issuable upon conversion of outstanding shares of preferred stock, shares of common stock to be issued in the Dividend Share Issuance, based on an assumed closing date of this offering of                     , 2020 and the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and shares of common stock issuable upon the exercise of outstanding warrants upon the closing of this offering will be entitled to certain demand registration rights. Beginning on the date 180 days following the effective date of the registration statement of which this prospectus is a part, upon the written request of the holders of more than 50% of our registrable securities then outstanding, that we file a registration statement under the Securities Act, if the anticipated aggregate offering price would exceed $20,000,000 we are obligated to register the sale of all registrable securities that the holders may request in writing to be registered. We are required to effect no more than two registration statements that are declared or ordered effective the request of the holders of more than 50% of our registrable securities then outstanding. We may postpone the filing of a registration statement for up to 60 days twice in a twelve-month period if in the good faith judgment of our board of directors such registration would be seriously detrimental to us.

Piggyback registration rights

The holders of an aggregate of                      shares of common stock issuable upon conversion of outstanding shares of preferred stock, shares of common stock to be issued in the Dividend Share Issuance, based on an assumed closing date of this offering of                     , 2020 and the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and shares of common stock issuable upon the exercise of outstanding warrants upon the closing of this offering dividends on our preferred stock as described in “—Preferred stock,” will be entitled to certain piggyback registration rights. If we register any of our securities for public sale, either for our own account or for the account of other security holders, we will also have to register all registrable securities that the holders of such securities request in writing be registered. This piggyback registration right does not apply to a registration relating to any of our stock plans, stock purchase or similar plan, a transaction under Rule 145 of the Securities Act, or a registration related to the offer and sale of debt securities. We, based on consultation with the underwriters of any underwritten offering, will have the right to limit the number of shares registered by these holders to no less than 20% of the number of shares to be offered and sold if the underwriters determine that marketing factors require including fewer than all registrable securities requested to be registered.

Form S-3 registration rights

The holders of an aggregate of                      shares of common stock issuable upon conversion of outstanding shares of preferred stock, shares of common stock to be issued in the Dividend Share Issuance, based on an assumed closing date of this offering of                     , 2020 and the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and shares of common stock issuable upon the exercise of outstanding warrants upon the closing of this offering will be entitled to certain registration rights on Form S-3. The holders of these shares can request that we register all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is in excess of $1,000,000. We are required to effect no more than one Form S-3 registration statements that are declared or ordered effective in any six-month period. We may postpone the filing of a registration statement for up to 90 days not more than once in a 12-month period if in the good faith judgment of our board of directors such registration would be detrimental to us.

Anti-takeover provisions

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Certificate of incorporation and bylaws to be in effect upon the closing of this offering

Among other things, our amended and restated certificate of incorporation and amended and restated bylaws will:

•

permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change of control;

•	provide that the authorized number of directors may be changed only by resolution of our board of directors;

•	provide that our board of directors will be classified into three classes of directors;

•

provide that, subject to the rights of any series of preferred stock to elect directors, directors may only be removed for cause, which removal may be effected, subject to any limitation imposed by law, by the holders of at least 66 2/3% of the voting power of all of our then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•

provide that special meetings of our stockholders may be called only by the chairman of our board of directors, our chief executive officer or by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•

not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of the voting power of all of our then-outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock.

Choice of forum

Our amended and restated certificate of incorporation that will be in effect upon the closing of this offering will provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action arising pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any claim for which the federal district courts of the United States of America have exclusive jurisdiction.

In addition, our amended and restated certificate of incorporation to be in effect upon the closing of this offering will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act or the rules and regulations thereunder, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. See “Risk factors—Risks related to this offering and ownership of our common stock—Our amended and restated certificate of incorporation that will be in effect upon the closing of this offering will provide that the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America will be the exclusive forums for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents” and “Risk factors—Risks related to this offering and ownership of our common stock—Our amended and restated certificate of incorporation that will be in effect upon the closing of this offering will designate the U.S. federal district courts as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations thereunder. We may be unable to enforce this provision.”

Limitations of liability and indemnification

See “Executive compensation—Limitations of liability and indemnification matters.”

Exchange listing

Our common stock is currently not listed on any securities exchange. We intend to apply to list our common stock on the NYSE under the symbol “                .”

Transfer agent and registrar

The transfer agent and registrar for our common stock upon the closing of this offering will be American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219 and the telephone number is (800) 937-5449.

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely impact the market price of our common stock and impair our ability to raise equity capital in the future. Although we intend to apply to list our common stock on the NYSE, we cannot assure you that there will be an active public market for our common stock.

Following the closing of this offering, based on the number of shares of common stock outstanding as of December 31, 2019 and assuming no exercise of the underwriters’ option to purchase additional shares, we will have an aggregate of approximately                      shares of common stock outstanding. Of these shares, all shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares of common stock purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, or subject to lock-up agreements. Shares purchased by our affiliates would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining shares of common stock outstanding after this offering will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, each of which is summarized below. We expect that substantially all of these shares will be subject to a 180-day lock-up period under the lock-up agreements described below.

We may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may also be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition, investment or other transaction.

In addition, shares of common stock that are either subject to outstanding options or warrants or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements described below, and Rules 144 and 701 under the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described below.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell shares on expiration of the lock-up agreements described below. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately             shares immediately after this offering based on the number of shares of common stock outstanding as of December 31, 2019; or

•

the average weekly trading volume in our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. provided in each case that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described below and in “Underwriting.”

Form S-8 registration statement

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under the 2002 Plan, the 2014 Plan, the 2020 Plan and the ESPP. We expect to file the registration statement covering shares offered pursuant to these stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Lock-up agreements

We, our directors, executive officers and the holders of substantially all of our equity securities, have agreed with the underwriters that for a period of 180 days after the date of this prospectus, subject to specified exceptions as detailed further in “Underwriting” below, we or they will not, except with the prior written consent of J.P. Morgan Securities LLC and BofA Securities, Inc., offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to sale of or otherwise dispose of or transfer any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, request or demand that we file a registration statement related to our common stock, or enter into any swap or other agreement that transfers to another, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock. Substantially all of our optionholders are subject to a market stand-off agreement with us which imposes similar restrictions.

Upon expiration of the lock-up period, certain of our stockholders will have the right to require us to register their shares under the Securities Act. See “—Registration rights” below and “Description of capital stock—Registration rights.”

Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Registration rights

Upon the closing of this offering, holders of an aggregate of              shares of our common stock, which includes all of the shares of common stock issuable upon the conversion of preferred stock upon the closing of this offering, or their transferees, shares of common stock to be issued in the Dividend Share Issuance, based on an assumed closing date of this offering of                     , 2020 and the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and the shares issuable upon the exercise of warrants to purchase shares of common stock and preferred stock (on an as-converted basis), are entitled to various rights with respect to the registration of these shares under the Securities Act upon the closing of this offering and the expiration of lock-up agreements. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares subsequently purchased by affiliates. See “Description of capital stock—Registration rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

Material U.S. federal income tax consequences to non-U.S. holders of our common stock

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, and does not deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, corporations organized outside of the United States, any state thereof and the District of Columbia that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy, persons who acquire our common stock through the exercise of an option or otherwise as compensation, persons subject to the alternative minimum tax or federal Medicare contribution tax on net investment income, persons subject to special tax accounting rules under Section 451(b) of the Code, “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds, partnerships and other pass-through entities or arrangements, and investors in such pass-through entities or arrangements. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury Regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

This discussion is for informational purposes only and is not tax advice. Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income, estate and other tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local or foreign tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that is neither a U.S. Holder, nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation). A “U.S. Holder” means a beneficial owner of common stock that is for U.S. federal income tax purposes any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Distributions

Distributions, if any, made on our common stock to a Non-U.S. Holder to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to the discussions below regarding effectively connected income, backup withholding and foreign accounts. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN (in the case of individuals) or IRS Form W-8BEN-E (in the case of entities), or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the Non-U.S. Holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to such agent. The Non-U.S. Holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty and does not timely file the required certification, the Non-U.S. Holder may be able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax on a net-income basis at the regular rates applicable to U.S. residents. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce the Non-U.S. Holder’s adjusted basis in our common stock, but not below zero, and then will be treated as gain to the extent of any excess amount distributed, and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Gain on disposition of our common stock

Subject to the discussions below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met or (c) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder’s holding period. In general, we would be a United States real property holding corporation if our interests in U.S. real estate comprise (by fair market value) at least half of our business assets. We believe that we have not been and we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than 5% of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the Non-U.S. Holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market. If any gain on a Non-U.S. Holder’s disposition is taxable because we are a United States real property holding corporation and your ownership of our common stock exceeds 5%, the Non-U.S. Holder will be taxed on such disposition generally in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to the provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply.

A Non-U.S. Holder described in (a) above will be required to pay tax on the net gain derived from the sale at regular U.S. federal income tax rates, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Gain described in (b) above will be subject to U.S. federal income tax at a flat 30% rate or such lower rate as may be specified by an applicable income tax treaty, which gain may be offset by certain U.S.-source capital losses (even though the Non-U.S. Holder is not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Generally, we must report information to the IRS with respect to any dividends we pay on our common stock (even if the payments are exempt from withholding), including the amount of any such dividends, the name and address of the recipient and the amount, if any, of tax withheld. A similar report is sent to the Non-U.S. Holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding (currently at a rate of 24%). U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-ECI (as applicable), or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if the payer has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or foreign, except that information reporting and such requirements may be avoided if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the tax liability of persons subject to backup withholding, provided that the required information is timely furnished to the IRS.

Foreign accounts

Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also generally imposes a federal withholding tax of 30% on certain payments, including dividends paid on, and the gross proceeds of a disposition of, our common stock to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. An intergovernmental agreement between the United States and an applicable foreign country may modify those requirements. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules.

The withholding provisions described above currently apply to payments of dividends, and, subject to the proposed Treasury Regulations described below, will apply to payments of gross proceeds from a sale or other disposition of common stock on or after January 1, 2019.

The U.S. Treasury Department has released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a disposition of our common stock. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. Non-U.S. Holders are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT OR PROPOSED CHANGE IN APPLICABLE LAW.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and BofA Securities, Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
BofA Securities, Inc.
Canaccord Genuity LLC
Stifel, Nicolaus & Company, Incorporated

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $                 per share from the initial public offering price. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to             additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and BofA Securities, Inc. for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.

Our directors and executive officers, and substantially all of the holders of our equity securities, which persons are referred to as the lock-up parties, have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus, which period is referred to as the restricted period, may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC and BofA Securities, Inc., (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers of lock-up securities: (i) as bona fide gifts, including to a charitable organization or educational institution, or for bona fide estate planning purposes, (ii) by will, other testamentary document or intestacy, (iii) to any immediate family members or to any trust or other legal entity for the direct or indirect benefit of the lock-up party or any immediate family member, (iv)(A) to a partnership, limited liability company or other entity of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (B) if the lock-up party is a corporation, partnership, limited liability company, trust or other business entity, to another corporation, partnership, limited liability company, trust or other entity that is an affiliate of the lock-up party, or (C) to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or affiliates of the lock-up party; (v) if the lock-up party is a corporation, partnership, limited liability company, trust or other business entity, as part of a distribution to members, shareholders, general and limited partners, managers or equityholders of the lock-up party or its affiliates; (vi) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vii) by operation of law, (viii) to us from an employee, independent contractor or service provider upon death, disability or termination of employment or services of such employee, independent contractor or service provider, (ix) as part of a sale of lock-up securities acquired in open market transactions after the closing of this offering, (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of our common stock (including “net” or “cashless” exercise or “net” settlement), including for the payment of exercise price and tax and remittance payments, or (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our board of directors and made to all shareholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; (b) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; and (d) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that (A) such plan does not provide for the transfer of lock-up securities during the restricted period (B) no filing by any party under the Exchange Act or other public announcement is required or made voluntarily in connection with the establishment of such plan.

J.P. Morgan Securities LLC and BofA Securities, Inc., in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We will apply to have our common stock approved for listing on the NYSE under the symbol “                .”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other relationships

Certain of the underwriters and their affiliates may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area, each a Member State, no shares have been offered or will be offered pursuant to the Offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a) to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Australia

This document: does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act; has not been, and will not be, lodged with the Australian

Securities and Investments Commission, or ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act, or Exempt Investors.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

New Zealand

This document has not been registered, filed with or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013, or the FMC Act. The securities may only be offered or sold in New Zealand (or allotted with a view to being offered for sale in New Zealand) to a person who:

(a)	is an investment business within the meaning of clause 37 of Schedule 1 of the FMC Act;

(b)	meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act;

(c)	is large within the meaning of clause 39 of Schedule 1 of the FMC Act;

(d)	is a government agency within the meaning of clause 40 of Schedule 1 of the FMC Act; or

(e)	is an eligible investor within the meaning of clause 41 of Schedule 1 of the FMC Act.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the SFO, of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong), or the CO, or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Singapore

Each representative has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each representative has represented and agreed that it has not offered or sold any Shares or caused the Shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any Shares or cause the Shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Shares, whether directly or indirectly, to any person in Singapore other than:

(a)	to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA) pursuant to Section 274 of the SFA;

(b)	to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Shares pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 276(4)(i)(B) of the SFA;

where no consideration is or will be given for the transfer;

where the transfer is by operation of law;

as specified in Section 276(7) of the SFA; or

as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Legal matters

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, Palo Alto, California. Davis Polk & Wardwell LLP, Menlo Park, California is representing the underwriters.

Experts

The financial statements as of December 31, 2019 and 2018 and for the two years then ended December 31, 2019 included in this Prospectus has been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Changes in independent registered public accounting firm

On June 27, 2019, we dismissed BPM LLP, or BPM, as our independent auditors. Effective September 10, 2019, we engaged PricewaterhouseCoopers LLP, or PwC, as our independent registered public accounting firm. PwC was engaged to perform a reaudit of the financial statements for December 31, 2018 and an audit for December 31, 2019. See “Risk factors—We have identified material weaknesses in our internal control over financial reporting. Failure to achieve and maintain effective internal control over financial reporting could harm our business and negatively impact the value of our common stock.”

The report of BPM on the financial statements for December 31, 2017 contained no adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principle.

During 2017, and the subsequent period through June 27, 2019, (1) there were no disagreements (as that term is used in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between us and BPM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BPM, would have caused BPM to make reference thereto in its report on our financial statements for the year ended December 31, 2017, and (2) there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

We have provided BPM with a copy of the disclosures set forth under the heading “Changes in independent registered public accounting firm” and have requested that BPM furnish us with a letter addressed to the SEC stating whether or not BPM agrees with the statements related to them made by us under the heading “Change in independent registered public accounting firm” in this prospectus. A copy of the letter is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

During the years ended December 31, 2017 and 2018 and the subsequent period through September 10, 2019, we did not consult with PwC on matters that involved the application of accounting principles to a specified transaction, the type of audit opinion that might be rendered on our financial statements or any other matter that was either the subject of a disagreement or reportable event.

Where you can find more information

We have submitted with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection at the web site of the SEC referred to above. We also maintain a website at www.cardivamedical.com, at which, following the closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. However, the information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase our common stock in this offering. We have included our website address in this prospectus solely as an inactive textual reference.

Report of independent registered public accounting firm

To the Board of Directors and Stockholders of Cardiva Medical, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Cardiva Medical, Inc. (the “Company”) as of December 31, 2019 and December 31, 2018, and the related statements of operations and comprehensive loss, of redeemable convertible preferred stock and stockholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses and has negative cash flows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principles

As discussed in Note 2 to the financial statements, the Company changed the manner in which it accounts for revenue from contracts with customers and the manner in which it accounts for leases in 2019.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

March 12, 2020

We have served as the Company’s auditor since 2019.

Cardiva Medical, Inc.

Balance sheets

(in thousands, except share and per share data)

	December 31, 2018	December 31, 2019	Pro Forma December 31, 2019
			(unaudited)

Assets

Current assets:
Cash	$13,325	$13,612	$
Accounts receivable, net of allowance of $34 and $100 as of December 31, 2018 and 2019, respectively	3,136	4,932
Inventories	5,123	6,160
Prepaid expenses and other current assets	616	1,028

Total current assets	22,200	25,732
Property and equipment, net	946	1,160
Operating lease right-of-use assets	1,719	1,857
Intangible asset, net	247	167
Restricted cash	220	221
Other assets	15	594

Total assets	$25,347	$29,731	$

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Current liabilities:
Accounts payable	571	1,212
Accrued compensation, including commissions	1,294	1,612
Current portion of operating lease liabilities	265	291
Accrued expenses and other current liabilities	2,382	1,946

Total current liabilities	4,512	5,061
Long-term debt, net of discount and issuance costs of $1,303 and $2,253 as of December 31, 2018 and 2019, respectively	19,797	35,267
Operating lease liabilities	1,478	1,653
Redeemable convertible preferred stock warrant liability	4,012	3,989
Success fee derivative liability	—	995

Total liabilities	29,799	46,965

Commitments and contingencies (Note 6)
Redeemable convertible preferred stock, par value $0.001; 91,000,000 shares authorized, as of December 31, 2018 and 2019; 84,391,560 shares issued and outstanding, as of December 31, 2018 and 2019; liquidation value $187,242 and $196,642 as of December 31, 2018 and 2019, respectively, shares authorized, issued or outstanding, pro forma (unaudited)	110,162	110,162
Stockholders’ deficit:
Common stock, par value $0.001; 112,000,000 shares authorized as of December 31, 2018 and 2019; 4,143,131 and 4,197,847 shares issued and outstanding as of December 31, 2018 and 2019, respectively, shares issued and outstanding, pro forma (unaudited)	4	4
Additional paid-in capital	17,325	17,472
Accumulated deficit	(131,943)	(144,872)

Total stockholders’ deficit	(114,614)	(127,396)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$25,347	$29,731	$

The accompanying notes are an integral part of these financial statements.

Cardiva Medical, Inc.

Statements of operations and comprehensive loss

(in thousands, except share and per share data)

	Year Ended December 31,
	2018	2019
Revenue	$21,075		$32,509
Cost of revenue	5,992		9,183

Gross profit	15,083		23,326
Operating expenses:
Selling, general and administrative	19,399		26,461
Research and development	6,556		5,793

Total operating expenses	25,955		32,254

Loss from operations	(10,872)		(8,928)
Interest expense	(2,124)		(2,960)
Other expense, net	(1,525)		(938)

Loss before provision for income taxes	(14,521)		(12,826)
Provision for income taxes	(47)		(103)

Net loss and comprehensive loss	(14,568)		(12,929)
Redeemable convertible preferred stock cumulative and undeclared dividends	(9,400)		(9,400)

Net loss attributable to common stockholders	$(23,968)		$(22,329)

Net loss per share outstanding attributable to common stockholders, basic and diluted	$(9.67)		$(5.36)

Weighted average common shares outstanding used in computing net loss per share attributable to common stockholders, basic and diluted	2,478,127		4,169,066

Pro forma net loss per share, basic and diluted (unaudited)		$

Weighted average common shares used in computing pro forma net loss per share, basic and diluted (unaudited)

The accompanying notes are an integral part of these financial statements.

Cardiva Medical, Inc.

Statements of redeemable convertible preferred stock and stockholders’ deficit

(in thousands, except share data)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid- in-Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance—January 1, 2018	84,391,560	$110,162	2,309,431	$2	$17,062	$(117,375)	$(100,311)
Issuance of common stock upon exercise of stock options		—	1,833,700	2	143	—	145
Stock-based compensation expense	—	—	—	—	120	—	120
Net loss						(14,568)	(14,568)

Balance—December 31, 2018	84,391,560	$110,162	4,143,131	$4	$17,325	$(131,943)	$(114,614)

Issuance of common stock upon exercise of stock options	—	—	55,786	—	4	—	4
Stock-based compensation expense	—	—	—	—	143	—	143
Repurchase and retirement of common stock	—	—	(1,070)	—	—	—	—
Net loss	—	—	—	—	—	(12,929)	(12,929)

Balance—December 31, 2019	84,391,560	$110,162	4,197,847	$4	$17,472	$(144,872)	$(127,396)

The accompanying notes are an integral part of these financial statements.

Cardiva Medical, Inc.

Statements of cash flows

(in thousands)

	Year Ended December 31,
	2018	2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(14,568)	$(12,929)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	241	222
Amortization of debt discounts and issuance costs	400	471
Stock-based compensation expense	120	143
Amortization of right-of-use assets	677	329
Change in fair value of redeemable convertible preferred stock warrant liability	1,595	(23)
Change in fair value of success fee derivative liability	—	995
Provision for doubtful accounts receivable	27	47
Changes in operating assets and liabilities:
Accounts receivable	(662)	(1,843)
Inventories	(1,926)	(1,675)
Prepaid expenses and other assets	(45)	(412)
Accounts payable	(88)	624
Operating lease liabilities	(652)	(268)
Accrued expenses and other liabilities	245	(17)

Net cash used in operating activities	(14,636)	(14,336)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(124)	(363)

Net cash used in investing activities	(124)	(363)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of common stock options	145	4
Proceeds from term loan	5,000	15,000
Lender fee	(700)	—
Payment of deferred offering costs	—	(17)

Net cash provided by financing activities	4,445	14,987

NET (DECREASE) INCREASE IN CASH AND RESTRICTED CASH	(10,315)	288
CASH AND RESTRICTED CASH—Beginning of period	23,860	13,545

CASH AND RESTRICTED CASH—End of period	$13,545	$13,833

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$1,643	$2,575

Cash paid for income taxes	$28	$51

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING INFORMATION:
Unpaid deferred offering costs	$—	$562

Accounts payable and accrued expenses for purchases of property and equipment	$25	$17

Right-of-use assets obtained in exchange with lease liabilities	$1,328	$457

The accompanying notes are an integral part of these financial statements.

Cardiva Medical, Inc.

Notes to financial statements

Note 1. Organization and description of business

Cardiva Medical, Inc. (the “Company”) was originally incorporated in California on July 23, 2002 and was reincorporated in Delaware in November 2010. The Company is a medical device company focused on developing and commercializing vascular closure devices for catheter-based coronary, peripheral and electrophysiology procedures that require access site closure. The Company’s products include VASCADE and VASCADE MVP, which are each regulated by the U.S. Food and Drug Administration (the “FDA”) as medical devices. The Company is headquartered in Santa Clara, California.

Liquidity and going concern

The Company has incurred significant losses and negative cash flows from operations since its inception. As of December 31, 2019, the Company had an accumulated deficit of $144.9 million. The Company has historically financed its operations primarily through private placements of equity securities and certain debt-related financing arrangements. The Company expects to continue to incur operating losses and negative cash flows from operations to support the commercialization of its existing products, expansion of its product portfolio and continuation of its research and development activities. The Company’s activities are subject to significant risks and uncertainties, including market acceptance of the Company’s products as well as the timing and extent of spending on research and development.

The Company’s cash of $13.6 million as of December 31, 2019, together with its available borrowings under the loan and security agreement (see Note 5), will not be sufficient for the Company to continue as a going concern for at least one year from the issuance date of these annual financial statements. The Company believes that this raises substantial doubt about its ability to continue as a going concern. As a result, the Company will be required to raise additional capital. The Company is seeking to complete an initial public offering (“IPO”) of its common stock. In the event the Company does not complete an IPO, the Company expects to seek additional funding from the sale of common stock, sale of preferred stock, or the borrowing of additional debt; however, there can be no assurance as to whether additional financing will be available on terms acceptable to the Company, if at all. If the amount of revenue from the sale of the Company’s products is not sufficient or if sufficient funds on acceptable terms are not available when needed, the Company may be required to curtail planned activities to significantly reduce its operating expenses. Failure to manage discretionary spending or raise additional financing, as needed, may adversely impact the Company’s ability to achieve its intended business objectives and have an adverse effect on its results of operations and future prospects.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The accompanying financial statements do not reflect any adjustments relating to the recoverability and reclassifications of assets and liabilities that might be necessary if the Company is unable to continue as a going concern.

Note 2. Summary of significant accounting policies

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The functional and reporting currency of the Company is the U.S. dollar as the Company’s operations, including its operations in Mexico, are primarily conducted in U.S. dollars.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expense during the reporting period. Significant estimates and assumptions made in the accompanying financial statements include, but are not limited to the valuation of inventory, the collectability of accounts receivable, the fair value of the redeemable convertible preferred stock warrant liability, the fair value of common stock, the measurement of stock-based compensation, the fair value of the success fee derivative liability, and the accounting for income taxes. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts those estimates and assumptions when facts and circumstances dictate. Actual results could materially differ from those estimates.

Unaudited pro forma financial information

The unaudited pro forma balance sheet information as of December 31, 2019 reflects: (i) the automatic conversion of all outstanding shares of the Company’s redeemable convertible preferred stock into shares of common stock on a one-for-one basis immediately prior to the closing of the Company’s qualified initial public offering (a “Qualified IPO”, as defined below), together with the concurrent issuance of              shares of common stock in connection with the Dividend Share Issuance based on an assumed closing date of the Company’s initial public offering of December 31, 2019 and the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus (See Note 13), (ii) the reclassification of the redeemable convertible preferred stock warrant liability to additional paid-in capital for warrants to purchase shares of redeemable convertible preferred stock that will become warrants to purchase shares of common stock upon the closing of the Company’s Qualified IPO and the reclassification of the redeemable convertible preferred stock warrant liability to accumulated deficit for warrants to purchase shares of redeemable convertible preferred stock that will expire upon the closing of the Company’s Qualified IPO, (iii) the accrual of the $         million success fee liability and removal of the success fee derivative liability related to the loan and security agreement (see Note 5) payable upon the closing of the Company’s IPO, and (iv) the amendment of Series 3 preferred stock warrants outstanding as of December 31, 2019 to provide for the issuance of              additional shares of common stock to holders of such warrants upon exercise at any time following the closing of the Company’s initial public offering pursuant to their anti-dilution provisions (see Note 13) (the adjustments in (i) through (iv) above collectively referred to as the “2019 Pro Forma Adjustments”).

The unaudited pro forma basic and diluted per share calculation for the year ended December 31, 2019 gives effect to the following: (i) an adjustment to the numerator to exclude the change in fair value resulting from the remeasurement of the redeemable convertible preferred stock warrant liability, (ii) an adjustment to the numerator to exclude the redeemable convertible preferred stock dividends-undeclared and cumulative, (iii) an adjustment to the numerator to exclude the change in fair value resulting from the remeasurement of the success fee derivative liability, (iv) an adjustment to the denominator to reflect the automatic conversion of all of the outstanding shares of redeemable convertible preferred stock into shares of common stock as of the beginning of the period or the date of issuance, if later, and (v) an adjustment to the denominator in the pro forma basic and diluted net loss per share calculation to reflect the issuance of additional shares of common stock in lieu of payment of the redeemable convertible preferred stockholders’ accumulated and undeclared dividends as of January 1, 2019 (See Note 13).

Cash and restricted cash

The following table provides a reconciliation of cash and restricted cash reported within the balance sheets that sum to the total amount shown in the statements of cash flows (in thousands):

	December 31,
	2018	2019
Cash	$13,325	$13,612
Restricted cash	220	221

Total cash and restricted cash	$13,545	$13,833

Restricted cash as of December 31, 2018 and 2019 relates to a letter of credit established for the Company’s lease for its corporate headquarters in Santa Clara, California, which expires in February 2024.

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, restricted cash, and accounts receivable. Cash and restricted cash are deposited in demand and interest-bearing business money market accounts at one financial institution. At times, such deposits may be in excess of insured limits. The Company has not experienced any credit losses on its deposits of cash and restricted cash.

Accounts receivable are derived from revenue earned from customers located in the United States. The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from its customers. For the years ended December 31, 2018 and 2019, no customer accounted for 10% or more of the Company’s revenue, and as of December 31, 2018 and 2019, no customer accounted for 10% or more of the Company’s accounts receivable balance.

Other risks and uncertainties

The Company’s future results of operations involve several risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, rapid technological change, continued acceptance of the Company’s products, outcome of pending patent litigation, competition from substitute products and larger companies, protection of proprietary technology, dependence upon third-party payers to provide adequate coverage and reimbursement for procedures using the Company’s products, strategic relationships, product liability claims, compliance with government regulations and dependence on key personnel and suppliers.

Products developed by the Company require approval from the FDA or other international regulatory agencies prior to commercial sales. There can be no assurance that the Company’s future products will receive the necessary clearances. If the Company was denied such clearances or such clearances were delayed, it could have a materially adverse impact on the Company.

The Company relies on sole-source suppliers to manufacture some of the components used in its products. The Company’s manufacturers and suppliers may encounter problems during manufacturing due to a variety of reasons, including failure to comply with applicable regulations, such as the FDA’s Quality System Regulation, equipment malfunction and environmental factors, any of which could delay or impede their ability to meet demand. The Company is heavily dependent on its manufacturing operations in Mexico for assembly of its products. Disruption in these suppliers and manufacturers or in the Company’s manufacturing operations would have a negative impact on the Company’s financial position and results of operations.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoice value, net of any allowance for doubtful accounts, and do not bear interest. Estimates of the allowance for doubtful accounts are determined based on existing contractual payment terms, age of the balance, historical payment patterns of customers and individual customer circumstances. The allowance for doubtful accounts was $34 thousand and $0.1 million as of December 31, 2018 and 2019, respectively. The Company writes off accounts against the allowance for doubtful accounts when they are deemed to be uncollectible.

Inventory

Inventory is stated at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) and net realizable value. Net realizable value is determined as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Inventory costs include direct materials, direct labor and normal manufacturing overhead. Write-offs for excess, obsolete, and non-sellable inventories are recorded when required to reduce inventory values to their estimated net realizable values based on product life cycle, development plans, product expiration or quality issues. Inventory write-offs are charged to cost of revenue.

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the respective assets, generally three to 20 years. Leasehold improvements are amortized over the lesser of their useful life or the remaining life of the lease. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from the balance sheets and any resulting gain or loss is reflected in the statements of operations and comprehensive loss in the period realized. Maintenance and repairs are charged to operations as incurred.

Intangible assets

Acquired intangible assets are accounted for based on the fair value of the assets acquired and are amortized on a straight-line basis over a five-year period, which approximates the pattern of economic benefit estimated to be received.

Impairment of long-lived assets and intangible assets

The Company evaluates its long-lived assets, including property and equipment and intangible assets, whenever events, changes in business circumstances or the planned use of long-lived assets indicate that their carrying amounts may not be fully recoverable or that their useful lives are no longer appropriate. If these facts and circumstances exist, the Company assesses for recovery by comparing the carrying values of the long-lived assets with their future undiscounted net cash flows. If the comparison indicates that impairment exists, the long-lived assets are written down to their respective fair value. The Company did not record any such impairment losses during the years ended December 31, 2018 and 2019.

Leases

Contractual arrangements that meet the definition of a lease are classified as operating or finance leases, and are recorded on the balance sheets as both a right-of-use asset (“ROU asset”) and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate (“IBR”). Lease ROU assets and lease obligations are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The Company currently does not have any finance leases.

Operating lease ROU assets are adjusted for (i) payments made at or before the commencement date, (ii) initial direct costs incurred, and (iii) tenant incentives under the lease. As the implicit rate for the operating leases are not determinable, the Company uses an IBR based on the information available at the respective lease commencement dates to determine the present value of future payments. The IBR represents the interest rate that the Company would expect to incur at lease commencement to borrow an amount equal to the lease payments on a collateralized basis over the term of a lease. The Company determines its IBR based on the information available at the applicable lease commencement date as the Company’s leases generally do not provide an implicit rate. The IBR is determined by using the rate of interest that the Company would pay to borrow on a collateralized basis an amount equal to the lease payments for a similar term and in a similar economic environment where the asset is located. The Company considers a lease term to be the noncancelable period that it has the right to use the underlying asset, including any periods where it is reasonably certain the Company will exercise any option to extend the contract.

Lease costs for minimum lease payments for operating leases are recognized on a straight-line basis over the lease term. Lease liabilities are increased by interest and reduced by payments each period, and the ROU asset is amortized over the lease term. Variable lease costs are recorded when incurred. In measuring the ROU assets and lease liabilities, the Company has elected to combine lease and non-lease components. The Company excludes short-term leases, if any, having initial terms of 12 months or less at lease commencement as an accounting policy election, and recognizes rent expense on a straight-line basis over the lease term for these type of leases.

Fair value of financial instruments

The Company’s financial instruments consist of restricted cash, accounts receivable, accounts payable, accrued expenses, the redeemable convertible preferred stock warrant liability, the success fee derivative liability and the loan and security agreement. The Company’s restricted cash, accounts receivable, accounts payable and accrued expenses approximate their fair value due to their short maturities. Management believes that its loan and security agreement bears interest at the prevailing market rates for instruments with similar characteristics; accordingly, the carrying value of this instrument approximates its fair value (level 2 in the fair value hierarchy).

Deferred initial public offering costs

Deferred offering costs, consisting of legal, accounting and other costs and fees relating to the Company’s planned IPO are capitalized within other assets. The deferred offering costs will be offset against offering proceeds upon the completion of the offering. In the event the offering is terminated or delayed, deferred offering costs will be immediately written off within operating expenses. There were no deferred offering costs capitalized as of December 31, 2018. The Company capitalized deferred offering costs of $0.6 million as of December 31, 2019, which are included in other assets on the balance sheet.

Fair value of redeemable convertible preferred stock warrants

Warrants to purchase redeemable convertible preferred stock are classified as a liability on the balance sheets at their estimated fair value because the warrants are contingently redeemable and, therefore, may obligate the Company to transfer assets at some point in the future. The warrants are recorded at fair value upon issuance and are subject to remeasurement at each balance sheet date with any change in fair value recognized as a component of other expense, net in the statements of operations and comprehensive loss. The carrying value of the warrants will continue to be adjusted until such time as these instruments are exercised, expire or convert into warrants to purchase shares of the Company’s common stock prior to the completion of a liquidation event, including the closing of a qualified IPO. At that time, the liability associated with the redeemable convertible preferred stock warrants that are converted into warrants to purchase common stock will be reclassified to additional paid-in capital, while the liability associated with any expired warrants will be recognized as a gain within the statements of operations and comprehensive loss. As a result, the redeemable convertible preferred stock warrant liability will be settled and will no longer be subject to remeasurement.

Success fee derivative liability

The Company’s loan and security agreement with Solar Capital and Western Alliance Bank (see Note 5) (“the loan agreement”) requires the Company to pay a $1.2 million success fee (“success fee”) upon the occurrence of a specified liquidity event, as defined in the agreement and disclosed in Note 5. The success fee was accounted for as a derivative liability and was initially recorded at fair value upon entering into the loan agreement and is subsequently remeasured to fair value at each reporting date. Changes in the fair value of the success fee derivative liability are recognized as a component of other expense, net in the statements of operations and comprehensive loss. Changes in the fair value of the derivative liability will continue to be recognized until a qualifying liquidity event, including an IPO, occurs. As of December 31, 2019, the Company has recorded a $1.0 million success fee derivative liability based on the Company’s assumptions of the timing and likelihood of a specified liquidity event.

Revenue

The Company records product revenue from the sale of its vascular closure devices. The Company’s revenue is generated from the sale of its products to hospitals, ambulatory surgery centers and other treatment facilities in the United States through direct sales representatives. Revenue is recognized in accordance with Topic 606, which the Company adopted effective January 1, 2018 using the full retrospective approach. To determine revenue recognition for arrangements within the scope of Topic 606, the Company performs the following five steps:

(i)	identify the contract(s) with a customer;

(ii)	identify the performance obligations in the contract;

(iii)	determine the transaction price;

(iv)	allocate the transaction price to the performance obligations in the contract; and

(v)	recognize revenue when (or as) the entity satisfies a performance obligation.

The Company typically references customer purchase orders to determine the existence of a contract and an associated customer master purchase agreement. Orders that are not accompanied by a purchase order or a master purchase agreement are confirmed with the customer in writing. The purchase orders or similar correspondence, once accepted, identify the performance obligations as well as the transaction price, and otherwise outline the rights and obligations of each party. The Company allocates the transaction price of each contract among the performance obligations in accordance with the pricing of each item specified on the purchase order or master purchase agreement, which is in turn based on standalone selling prices per the Company’s published price lists. Payment terms are typically 30 days from the fulfillment of the orders and fall within the one-year guidance for the practical expedient which allows the Company to forgo adjustment of the promised amount of consideration for the effects of a significant financing component.

Revenue is measured as the amount of fixed consideration the Company expects to receive, which is based on the invoiced price in exchange for transferring products, net of allowances for returns, fees paid to group purchasing organizations, and any sales and value added taxes required to be invoiced. In the event of a specified and qualified access site complication following the use of VASCADE, the Company provides certain customers with a performance guarantee equal to a $1,000 payment. Customer payments and the amounts associated with changes in estimates of variable consideration during the years ended December 31, 2018 and 2019 were immaterial.

At contract inception, the Company assesses the products promised in its contracts with customers and identifies a performance obligation for each promise to transfer to the customer a product that is distinct. The Company’s devices are distinct and represent performance obligations. The Company’s products are readily available for usage as soon as the customer possesses them. Upon receipt, the customer controls the economic benefits of the product, has significant risks and rewards, and the legal title. The Company has present right to payment, and therefore, the transfer of control is deemed to happen at a point in time. There are no further performance obligations by the Company to the customer after delivery. Shipping and handling activities performed after control over the product transfers to the customer (free on-board shipping point) are fulfillment activities and are not considered to be a separate performance obligation.

Revenues from product sales are recognized when the customer obtains control of the product, which occurs at a point in time, either upon shipment of the product or receipt of the product, depending on shipment terms. The Company’s standard shipping terms are free on-board shipping point, unless the customer requests that control and title to the inventory transfer upon delivery. In those cases where shipping and handling costs are billed to customers, the Company classifies the amounts billed as a component of cost of revenue.

The Company accepts product returns at its discretion or if the product is defective as manufactured and establishes estimated provisions for returns. In making such estimates, the Company analyzes historical returns and changes in customer demand and acceptance of its product. Returns have been immaterial during the years ended December 31, 2018 and 2019.

Sales taxes that are collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from net sales. Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as a fulfillment cost and are included in cost of revenue upon shipment of the product.

As allowed under the practical expedient, the Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which it recognizes revenue at the amount to which it has the right to invoice for services performed. Costs associated with product sales include commissions, where the Company applies the practical expedient and recognize commissions as expense when incurred because the expense is incurred at a point in time and the amortization period is less than one year. Commissions are reported in selling, general and administrative expense in the statements of operations and comprehensive loss.

The following table provides information about the Company’s revenue by product line (in thousands):

	Year Ended December 31,
	2018	2019
VASCADE	$20,896	$21,945
VASCADE MVP	179	10,564

Total revenue	$21,075	$32,509

Cost of revenue

Cost of revenue consists primarily of costs related to materials, direct labor, overhead costs, reserves for excess, obsolete and non-sellable inventories and fulfillment costs. A significant portion of the Company’s cost of revenue currently consists of manufacturing overhead costs. These overhead costs include the cost of quality assurance, material procurement, inventory control, facilities, equipment and manufacturing operations management.

Advertising

All advertising costs are expensed as incurred and are included in selling, general and administrative expense in the statements of operations and comprehensive loss. Advertising costs consist of physician or patient testimonial videos, media campaigns, and other marketing items. Advertising expenses were not material for the years ended December 31, 2018 and 2019.

Research and development expense

Research and development, or R&D, expenses consist primarily of personnel-related expenses, clinical studies, engineering and product development costs to support regulatory clearance of, and related regulatory compliance for, the Company’s products. Specifically, R&D expenses that support regulatory approval of, and related regulatory compliance for, the Company’s products include costs associated with the Company’s clinical studies, consisting of clinical trial design, clinical site establishment and management, clinical data management, travel expenses and the costs of products used for the Company’s clinical trials. Personnel-related expenses include salaries, benefits, bonuses and stock-based compensation of the Company’s R&D employees. Non personnel-related expenses include costs of outside consultants, testing, materials and supplies, and allocated overhead, including rent, equipment, depreciation and utilities. R&D expenses are charged to expense when incurred.

Warranty

Warranty costs are accrued for based on the Company’s best estimates when management determines that it is probable a charge or liability has been incurred and the amount of loss can be reasonably estimated. While the Company believes that historical experience provides a reliable basis for estimating such warranty cost, unforeseen quality issues or component failure rates could result in future costs in excess of such estimates. The warranty liability as of December 31, 2018 and 2019 and warranty costs for the years ended December 31, 2018 and 2019 were immaterial.

Stock-based compensation

The Company measures its stock-based awards made to employees and non-employees based on the estimated fair values of the awards as of the grant date using the Black-Scholes option-pricing model. The model requires management to make a number of assumptions including expected volatility, expected term, risk-free interest rate and expected dividend yield. The Company expenses the fair value of its equity-based compensation awards on a straight-line basis over the requisite service period, which is the period in which the related services are received. The Company accounts for award forfeitures as they occur.

Income taxes

The Company accounts for income taxes using the asset and liability method. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

In evaluating the ability to recover its deferred income tax assets, the Company considers all available positive and negative evidence, including its operating results, ongoing tax planning, and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. In the event the Company determines that it would be able to realize its deferred income tax assets in the future in excess of their net recorded amount, it would make an adjustment to the valuation allowance that would reduce the provision for income taxes. Conversely, if all or part of the net deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to the provision of income taxes in the period when such determination is made. As of December 31, 2019, the Company has recorded a full valuation allowance on its deferred tax assets.

Comprehensive loss

Comprehensive loss represents all changes in stockholders’ deficit except those resulting from distributions to stockholders. There have been no items qualifying as other comprehensive income (loss) during the years ended December 31, 2018 and 2019, and therefore, the Company’s comprehensive loss was the same as its reported net loss.

Net loss per share attributable to common stockholders

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The Company considers all series of its redeemable convertible preferred stock and restricted stock awards to be participating securities as the holders are entitled to receive dividends on a pari passu basis in the event that a dividend is paid on common stock. Under the two-class method, the net loss attributable to common stockholders is not allocated to the redeemable convertible preferred stock or restricted stock awards as the holders of the Company’s redeemable convertible preferred stock and restricted stock awards do not have a contractual obligation to share in losses.

Basic and diluted net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period without consideration of potentially dilutive securities. The Company’s potentially dilutive shares, which consist of outstanding common stock options, restricted stock awards, common stock warrants, redeemable convertible preferred stock and redeemable convertible preferred stock warrants were excluded in the computation of diluted net loss per share for the period as the result would be anti-dilutive. Such potentially dilutive shares are excluded when the effect would be to reduce the net loss per share.

Segment reporting

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer. The Company has determined it operates as a single operating and reportable segment, as the CODM does not assess the performance of individual product lines on measures of profit or loss, or asset-based metrics for purposes of making operating decisions, allocating resources, and evaluating financial performance.

Emerging growth company

The Company is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012. As such the Company is eligible for exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including reduced reporting and extended transition periods to comply with new or revised accounting standards for public business entities. The Company has elected to avail themselves of this exemption and, therefore, will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Recently adopted accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). Topic 606 provide an accounting standard for a single comprehensive model for use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. For private companies, the accounting standard is effective for annual reporting periods beginning after December 15, 2018, and interim periods beginning after December 15, 2019. The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (the full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). The Company performed a detailed review of its revenue agreements and assessed the differences in accounting for such contracts under this guidance compared with previous revenue accounting standards. On January 1, 2019, the Company adopted ASU No. 2014-09 using the full retrospective method. The adoption of this standard did not have an impact on the Company’s financial statements. There was no cumulative effect adjustment to the opening balance of accumulated deficit as of January 1, 2018.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases, which provides clarification to ASU No. 2016-02. These ASUs (collectively, the new lease standard) require an entity to recognize an operating lease liability and a operating lease ROU asset on the balance sheets for operating leases with lease terms of more than twelve months. Lessor accounting is largely unchanged. For private companies, these ASUs are effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and should be applied through a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Early adoption is permitted. While management originally disclosed that it expected to adopt the new lease standard using the modified retrospective approach effective January 1, 2019, after further consideration, management has adopted the new standard retrospectively to the earliest comparative period presented in the financial statements for all leases that existed at the date of initial application (January 1, 2018). At the date of initial application, the Company elected the following practical expedients as permitted under Topic 842: (i) elected to account for lease and non-lease components as a single lease component, and (ii) elected the package of practical expedients permitted under the transition guidance, which allowed the Company to carryforward (1) its historical lease classification, (2) its assessment on whether a contract was or contains a lease, and (3) its initial direct costs for leases that existed prior to the date of adoption. The Company has elected not to use hindsight. At the date of initial application, the Company recognized an operating lease ROU asset and respective operating lease liability in the amount of $1.1 million. There was no cumulative effect adjustment to the opening balance of accumulated deficit as of January 1, 2018.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting, which expands the scope of Topic 718 to include all share-based payment transactions for acquiring goods and services from nonemployees and simplifies the accounting for nonemployee share-based payment transactions. The accounting for share-based payments to nonemployees and employees will be substantially aligned because of this update. This ASU specifies that Topic 718 applies to all share-based payment transactions in which the grantor acquires goods and services to be used or consumed in its own operations by issuing share-based payment awards. This ASU also clarifies that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606. The transition method provided by ASU No. 2018-07 is a modified retrospective basis, which recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. For private companies, this ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted but may take place no earlier than a company’s adoption date of Topic 606, Revenue from Contracts with Customers. The Company adopted this ASU effective January 1, 2019. The adoption of this ASU did not have a material effect on the Company’s financial statements and related disclosures.

Recent accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. In November 2019, the FASB issued ASU No. 2019-11, Codification Improvements to Topic 326, Credit Losses, which provides clarification to ASU No. 2016-13. These ASUs require the measurement and recognition of expected credit losses for financial assets held at amortized cost. This ASU replaces the existing incurred loss impairment model with an expected loss model. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes will result in earlier recognition of credit losses. For private companies, this ASU is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the effect, if any, that the adoption of this ASU will have on its financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements. This ASU removes the requirement to disclose: the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; the policy for timing of transfers between levels; and the valuation processes for Level 3 fair value measurements. For private companies, this ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Company does not expect the adoption of this ASU will have a material effect on its financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement

That Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a cloud computing arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use-software. This ASU is effective for fiscal years beginning after December 15, 2020 and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on their financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (Topics 740), which removes certain exceptions to the general principles in Topic 740 and improves consistent application of and simplifies U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For private companies, this ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on its financial statements.

Note 3. Fair value measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines the fair value of its financial instruments based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

Level 3—Unobservable inputs that are significant to the measurement of the fair value of the assets or liabilities that are supported by little or no market data. These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions. The determination of fair value for Level 3 instruments involves the most management judgment and subjectivity.

The fair value of the Company’s redeemable convertible preferred stock warrant liability is determined using Level 3 inputs with a Black-Scholes model. The fair value of the success fee derivative liability is determined using Level 3 unobservable market inputs.

The following tables summarize the Company’s financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy (in thousands):

	Fair Value Measurements as of December 31, 2018
	Quoted Prices in Active Markets Using Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Liabilities:
Redeemable convertible preferred stock warrant liability	$—	$—	$4,012
Success fee derivative liability	—	—	—

Total	$—	$—	$4,012

	Fair Value Measurements as of December 31, 2019
	Quoted Prices in Active Markets Using Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Liabilities:
Redeemable convertible preferred stock warrant liability	$—	$—	$3,989
Success fee derivative liability	—	—	995

Total	$—	$—	$4,984

The following table includes a summary of changes in fair value of the redeemable convertible preferred stock warrant liability and the success fee derivative liability measured at fair value using significant unobservable inputs (Level 3) (in thousands):

	Redeemable Convertible Preferred Stock Warrant Liability	Success Fee Derivative Liability
Fair value as of January 1, 2018	$2,417	$—
Change in fair value	1,595	—

Fair value as of December 31, 2018	4,012	—
Change in fair value	(23)	995

Fair value as of December 31, 2019	$3,989	$995

Any changes in the fair value of the redeemable convertible preferred stock warrant liability and success fee derivative liability are recognized as a component of other expense, net in the statements of operations and comprehensive loss.

There were no transfers between Levels 1, 2 or 3 for the period presented.

The following table presents quantitative information about the inputs and valuation methodologies used for the Company’s fair value measurements classified in Level 3 of the fair value hierarchy at December 31, 2018:

	Fair Value (in thousands)	Valuation Methodology	Significant Unobservable Input	Weighted Average
Redeemable convertible preferred stock warrant liability	$4,012	Black Scholes	Term	8.2 years
			Risk-free interest rate	2.8%
			Volatility	46.8%
			Dividend rate	0.0%
Success fee derivative liability	$—	Scenario Probability	Liquidity Event	0%

The following table presents quantitative information about the inputs and valuation methodologies used for the Company’s fair value measurements classified in Level 3 of the fair value hierarchy at December 31, 2019:

	Fair Value (in thousands)	Valuation Methodology	Significant Unobservable Input	Weighted Average
Redeemable convertible preferred stock warrant liability	$3,989	Black Scholes	Term	7.1 years
			Risk-free interest rate	1.8%
			Volatility	46.7%
			Dividend rate	0.0%
Success fee derivative liability	$995	Scenario Probability	Liquidity Event	90%
			Discount Rate	10%

Note 4. Balance sheet components

Inventories

Inventories consist of the following (in thousands):

	December 31,
	2018	2019
Raw materials	$2,687	$2,917
Work-in-process	557	629
Finished goods	1,879	2,614

Total inventories	$5,123	$6,160

Property and equipment, net

Property and equipment, net consists of the following (in thousands):

	Useful Life (in years)	December 31,
		2018	2019
Machinery and equipment	3	$835	$1,069
Computer equipment and software	3	126	132
Furniture and fixtures and other	3 to 20	688	761
Leasehold improvements	3 to 9	415	458

Total property and equipment		2,064	2,420

Less: Accumulated depreciation and amortization		(1,118)	(1,260)

Total property and equipment, net		$946	$1,160

As of December 31, 2019, the Company has $1.0 million of net property and equipment located at its manufacturing facility in Mexico and $0.2 million located in the United States. Depreciation expense was $0.2 million and $0.1 million for the years ended December 31, 2018 and 2019, respectively.

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31,
	2018	2019
Accrued inventories	$880	$242
Deferred offering costs	—	562
Other(1)	1,502	1,142

Total accrued expenses and other current liabilities	$2,382	$1,946

(1)	Other accrued expenses and other current liabilities individually are less than 5 percent of total current liabilities.

Intangible asset, net

On February 7, 2017, the Company entered into an Asset Purchase Agreement (the “APA”) with Interventional Therapies, LLC (“IT”) to purchase all intellectual property (“IP”) owned or controlled by IT in the amount of $0.4 million. If the Company commercializes a product with the IP rights purchased from IT, then certain royalty payments are payable by the Company. Royalty payments shall be up to five percent of the commercialized product’s revenue, up to a maximum royalty cap of $7.5 million. The royalty payment period shall cease after the fifth anniversary of the first product sold. The Company accounted for the transaction as an asset acquisition of a patent, which is being amortized on a straight-line basis over an estimated useful life of five years. Based on the current research and development efforts incurred through December 31, 2019, management believes no impairment exists as of December 31, 2019.

Intangible asset (net of accumulated amortization) are as follows (in thousands, except years):

		As of December 31, 2018
	Useful Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Patents	5	$400	$(153)	$247

		As of December 31, 2019
	Useful Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Patents	5	$400	$(233)	$167

Amortization expense was $80 thousand each during the years ended December 31, 2018 and 2019 and is included in research and development expense in the statements of operations and comprehensive loss.

Future annual amortization expense related to the intangible assets is as follows (in thousands):

Years ending December 31,
2020	$80
2021	80
2022	7

Total	$167

Note 5. Long-term debt

In September 2018, the Company entered into a loan and security agreement (“Solar Loan”) with Solar Capital and Western Alliance Bank for a term loan facility of up to $35.0 million. The Solar Loan replaced the previous loan of $15.0 million principal balance with the same lenders. The Company drew down an additional $5.0 million at the closing of the Solar Loan, for a total borrowing of $20.0 million. The remaining $15.0 million will be available in two tranches of up to $7.5 million each, provided that the Company meets certain requirements such as complying with the minimum liquidity financial covenant, obtaining pre-market approval (“PMA”) for VASCADE MVP, and, in the case of the second $7.5 million tranche, achieving a certain revenue target. VASCADE MVP received its PMA in November 2018 resulting in the availability of the first $7.5 million tranche, which was fully drawn by the Company in June 2019. Additionally, the revenue target for the second $7.5 million tranche was achieved in July 2019, which was fully drawn in December 2019 for a total of $35.0 million principal outstanding as of December 31, 2019.

In December 2019 (“Amendment Date”), the Solar Loan was amended to increase the term loan facility by $15.0 million up to $50.0 million and extend the interest only period to July 1, 2022, which can be extended by another six months to January 1, 2023, upon the achievement of an additional milestone (discussed further below). The remaining $15.0 million under the Solar Loan is available in three tranches of up to $5.0 million each, provided that the Company meets certain trailing six-month revenue requirements in 2020 and 2021.

The Company may prepay the term loans in whole or in part at any time, with a prepayment premium beginning at 2.0% initially and declining to 0.375% after the third anniversary of the Amendment Date. The Company is also required to pay a final fee equal to 5.5% of the principal amount funded, in addition to an amendment fee of $0.6 million, which is payable upon the earliest to occur of (i) the maturity date, (ii) acceleration and (iii) the prepayment of the Solar Loan. As part of the refinancing in September 2018, the Company paid a one-time fee of $0.7 million to the lenders. The Solar Loan transaction was accounted for as a debt modification under ASC 470, Debt, in September 2018 and December 2019, whereby the one-time fee (paid in September 2018), the final fee, amendment fee, and unamortized debt discounts (from the previous loan refinancing in 2016 and 2017) will be accreted through the maturity date of the Solar Loan based on the effective interest rate method.

The Solar Loan, as amended, bears interest at a rate per annum equal to the sum of (i) the greater of the one-month London Inter-Bank Offered Rate (“LIBOR”) or 1.76% per annum plus (ii) 7.95%, which is due and payable in arrears on a monthly basis. During the first 30 months, ending in June 30, 2022, payments are interest only. Principal is repayable in eighteen equal monthly installments during the final 18 months of the Solar Loan term. All unpaid principal, and accrued and unpaid interest, is due and payable in full on December 1, 2023. The Solar Loan is collateralized by a security interest in substantially all the Company’s assets.

Under of the terms of the Solar Loan, as amended, the Company is required to pay a success fee of $1.2 million upon the occurrence of a specified liquidity event (including a liquidation of the Company, merger or reverse merger of the Company, a sale, lease, transfer, of all or substantially all of the assets, the issuance and/or sale in one or a series of related transactions of shares of its common stock over a specified percentage of common stock outstanding, and the consummation by the Company of any public offering of shares of common stock pursuant to a registration statement filed with the Securities and Exchange Commission under the Securities Act of 1933).

This contingent obligation to pay a success fee represents a derivative to be accounted for as a liability. The derivative liability was initially recorded at fair value and is subsequently remeasured to fair value at each reporting date, until a qualifying liquidity event occurs, with changes in fair value recognized as a component of other expense, net in the statements of operations and comprehensive loss. As of December 31, 2018 and December 31, 2019, the Company estimated the probability of a liquidity event to be 0% and 90%, respectively, resulting in a derivative liability balance of $0 and $1.0 million, respectively.

The Solar Loan contains a subjective acceleration clause under which it could become due and payable in the event of a material adverse change in the Company’s business. If this clause is applied, and the lender declares that an event of default has occurred, the outstanding indebtedness would become immediately due.

Under the Solar Loan, as amended, the Company is subject to a financial covenant related to liquidity. The liquidity covenant, as amended, requires that the Company maintain an amount greater than either (i) the amount that exceeds the average cash spent over the most recent three-month period, or (ii) $3.0 million. Certain qualified expenditures related to an initial public offering can be excluded from the average cash spent. As of December 31, 2019, the Company was in compliance with this financial covenant.

In addition, the Solar Loan prohibits the payment of cash dividends on the Company’s common stock and places restrictions on mergers, sales of assets, investments, incurrence of liens, incurrence of indebtedness and transactions with affiliates.

Future maturities under the Solar Loan are as follows (in thousands):

Years Ending December 31:	Amount
2019	$—
2020	—
2021	11,667
2022 (inclusive of $2.5 million final fee)	25,853

Total principal, including final fee	37,520
Less: amount representing debt discount and issuance costs	(2,253)

Total long-term debt	$35,267

Upon issuance, the Solar Loan had an effective interest rate of 14.8% per year. Interest expense, inclusive of the accretion of the final fee and amortization of the issuance costs and debt discount, for the years ended December 31, 2018 and 2019 was $2.1 million and $3.0 million, respectively. Accrued interest of $0.1 million as of December 31, 2019 is included in Accrued expense and other current liabilities on the balance sheets.

Note 6: Commitments and contingencies

Operating leases

On the date of initial application of the new lease standard, the Company maintained two real estate operating leases: (i) 1615 Wyatt Drive, Santa Clara, California (“Wyatt lease”) serving as its corporate headquarters and warehouse facility, expiring in February 2024 and (ii) a manufacturing facility in Guaymas, Mexico (“Mexico lease”) under a non-cancelable operating lease, expiring in November 2019. The Mexico lease contained an option to extend the lease term for additional two-year term beyond the stated termination date of November 1, 2019. For accounting purposes, the Mexico lease’s term included the renewal period given that it was reasonably certain that the Company would exercise the renewal option considering the Company’s investments related to this lease and high costs to relocate. In November 2019, the Company amended the Mexico facility operating lease to extend the lease term to November 2026.

The Mexico lease contains variable lease payments that depend on an index that is adjusted periodically based on a U.S. consumer price index as specified by the lease agreement. Upon the application of the new lease standard, the initial measurement of the lease liability and ROU asset for the Mexico lease was determined based on the stated lease payments over the lease terms using the consumer price index at the application of the lease standard. A subsequent change in the consumer price index does not result in the remeasurement of the lease liability or ROU asset. The additional lease payments related to the index rate increases are recognized as variable payments in the period in which they occur.

At the applicable lease commencement date, the discount rate implicit in the lease is used to discount the lease liability if readily determinable. If not readily determinable or if the leases do not contain an implicit rate, the Company’s IBR is used as the discount rate. The Company determines its IBR based on the information available at the applicable lease commencement date as the Company’s leases generally do not provide an implicit rate. The IBR is determined by using the rate of interest that the Company would pay to borrow on a collateralized basis an amount equal to the lease payments for a similar term and in a similar economic environment where the asset is located. The Company then applied an individual IBR for each of its leases based on the remaining lease terms at the date of adoption. The Company determined the amounts of its lease liabilities using an IBR of 9.5% for the Wyatt lease and 9.75% for the Mexico lease. As of December 31, 2019, the weighted-average remaining lease term was 3.21 years and the weighted-average discount rate was 9.61%.

The Company’s leases do not require any contingent rental payments, impose financial restrictions, or contain any residual value guarantees.

Lease cost is recognized on a straight-line basis over the applicable lease term. Lease cost was $0.3 million and $0.5 million for the years ended December 31, 2018 and 2019, respectively. Cash paid for amounts included in the measurement of operating lease liabilities was $0.4 million each in 2018 and 2019.

As of December 31, 2019, the maturities of the Company’s non-cancelable operating leases are as follows (in thousands):

Years ending December 31,
2020	$470
2021	483
2022	496
2023	509
2024	215
Thereafter	301

Total future minimum lease payments	2,474
Less: imputed interest	(530)

Present value of future minimum lease payments	1,944
Less: current portion of operating lease liability	(291)

Operating lease liabilities—noncurrent	$1,653

Legal proceedings

In July 2018, St. Croix Surgical Systems, LLC (“St. Croix”), filed a patent infringement claim against the Company in the U.S. District Court for the Northern District of California (the “Court”), alleging that, among other things, the Company’s VASCADE family of products infringe three of St. Croix’s issued patents relating to wound closure using blood clotting activation methods and seeking injunction and damages, including royalties on sales of the Company’s VASCADE family of products. In September 2018, the Company filed a response and counterclaim and sought a declaratory judgment of noninfringement. The Court is expected to set a trial schedule in the near term. In light of, among other things, the early stage of the litigation, the Company is unable to make an estimate of the amount of loss or range of loss, if any, that could result from an unfavorable outcome.

In addition, from time to time, the Company may become involved in disputes, litigation, and other legal actions. The Company will record a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When only a range of a possible loss can be established, the most probable amount in the range is recorded. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is recorded.

Indemnification

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and may provide indemnification of varying scope and terms to vendors and others. The Company’s exposure under these agreements is unknown because it involves claims that may be made against it in the future but have not yet been made. To date, the Company has not been subject to any claims or been required to defend any action related to its indemnification obligations.

The Company indemnifies each of its directors and executive officers for certain events or occurrences, subject to certain limits, while the director is or was serving at the Company’s request in such capacity, as permitted under Delaware law and in accordance with its certificate of incorporation and bylaws. The term of the indemnification period lasts as long as a director may be subject to any proceeding arising out of acts or omissions of such director in such capacity. The maximum amount of potential future indemnification is unlimited; however, the Company currently holds director liability insurance. This insurance allows the transfer of risk associated with the Company’s exposure and may enable it to recover a portion of any future amounts paid. The Company believes that the fair value of these indemnification obligations is minimal. Accordingly, the Company has not recognized any liabilities relating to these obligations as of December 31, 2018 and 2019.

Note 7. Redeemable convertible preferred stock and convertible preferred stock warrants

The Company has the following redeemable convertible preferred stock issued and outstanding (in thousands, except share data):

	December 31, 2018
Series:	Issue Price per share	Shares Authorized	Shares Issued and Outstanding	Liquidation Value(1)	Issuance Costs	Carrying Amount
Series 3	$1.25	31,000,000	30,581,046	$75,265	$123	$37,732
Series 4	$1.25	8,000,000	7,839,461	17,852	63	16,388
Series 5	$1.00	52,000,000	45,971,053	94,125	80	56,042

Total		91,000,000	84,391,560	$187,242	$266	$110,162

	December 31, 2019
Series:	Issue Price per share	Shares Authorized	Shares Issued and Outstanding	Liquidation Value(1)	Issuance Costs	Carrying Amount
Series 3	$1.25	31,000,000	30,581,046	$79,089	$123	$37,732
Series 4	$1.25	8,000,000	7,839,461	18,830	63	16,388
Series 5	$1.00	52,000,000	45,971,053	98,723	80	56,042

Total		91,000,000	84,391,560	$196,642	$266	$110,162

(1)	Includes cumulative and undeclared dividends.

As of December 31, 2019, the holders of redeemable convertible preferred stock have various rights and preferences as follows:

Voting rights

The holders of Series 3, Series 4, and Series 5 redeemable convertible preferred stock are entitled to vote on all matters on which the common stockholders are entitled to vote. On such matters, holders of Series 3, Series 4, and Series 5 redeemable convertible preferred and common stock vote together as a single class. Each holder of the Series 3, Series 4, and Series 5 redeemable convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which the shares of redeemable convertible preferred stock held by such holder could then be converted.

Election of directors

The holders of Series 3, Series 4 and Series 5 redeemable convertible preferred stock, voting together as a single class on as-converted basis, are entitled to elect six directors of the Company. The holders of redeemable convertible preferred stock, together with the holders of common stock and voting as a single class on an as-converted basis, are entitled to elect the remaining directors of the Company by vote of a majority of such shares.

Dividends

From and after the date of issuance of any shares of redeemable convertible preferred stock, dividends accumulate at an annual rate of $0.125 per share of Series 3 and Series 4 redeemable convertible preferred stock and $0.10 per share of Series 5 redeemable convertible preferred stock, all as adjusted for any anti-dilution adjustments, whether or not declared. As the dividends are cumulative in nature, they have been deducted from income available to common stockholders in the computation of earnings per share.

However, such dividends are not recorded until declared as they will be payable only when and if declared by the Board of Directors, and the Company is under no obligation to pay such dividends except under the following circumstances:

•

upon the liquidation or deemed liquidation of the Company (including a change of control, a sale of substantially all of the Company’s assets or the exclusive license of substantially all of the Company’s intellectual property); or

•	upon an initial public offering resulting in aggregate gross proceeds to the Company of at least $30.0 million.

The Company has determined that as of December 31, 2019 and 2018, a liquidation event or deemed liquidation event is not probable of occurring, and by extension, there were no facts or circumstances warranting the dividends to be recorded.

No distributions will be made with respect to shares of any other class or series of capital stock of the Company unless the holders of the redeemable convertible preferred stock then outstanding first receive, or simultaneously receive, the greater of the cumulative dividends or dividends on an as-converted basis, in each case on each outstanding share of redeemable convertible preferred stock. After payment of the full amount of dividends on the redeemable convertible preferred stock, any additional dividends will be distributed among all holders of common stock and redeemable convertible preferred stock on an as-converted basis.

As of December 31, 2018, cumulative undeclared dividends were $17.9 million for Series 3 redeemable convertible preferred stock, $3.2 million for Series 4 redeemable convertible preferred stock and $7.9 million for Series 5 redeemable convertible preferred stock. As of December 31, 2019, cumulative undeclared dividends were $21.8 million for Series 3 redeemable convertible preferred stock, $4.1 million for Series 4 redeemable convertible preferred stock and $12.5 million for Series 5 redeemable convertible preferred stock. The cumulative undeclared dividends are not recorded in the Company’s balance sheets as of December 31, 2018 and 2019 as they remain undeclared. In March 2020, the Company amended its certificate of incorporation to provide for the Dividend Share Issuance (See Note 13).

Liquidation

In the event of any liquidation, change in control of the Company, sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company, dissolution, or winding up of the Company, the holders of Series 4 and Series 5 redeemable convertible preferred stock will be entitled to receive, in preference to any distribution to the holders of the Series 3 redeemable convertible preferred stock or common stock, an amount per share equal to the sum of (i) $1.875, as adjusted for any anti-dilution adjustments, and (ii) all cumulative dividends unpaid thereon, together with any other dividends declared but unpaid thereon on each share of Series 4 and Series 5 redeemable convertible preferred stock. After the payment to the holders of Series 4 and Series 5 redeemable convertible preferred stock of the full preferential amounts above, the holders of Series 3 redeemable convertible preferred stock will be entitled to receive, on a pro rata basis and in preference to any distribution to the holders of common stock, an amount per share equal to the sum of (i) $1.875, as adjusted for any anti-dilution adjustments, and (ii) all cumulative dividends unpaid thereon, together with any other dividends declared but unpaid thereon on each share of Series 3 redeemable convertible preferred stock.

If the assets of the Company legally available for distribution to the holders of given Series of redeemable convertible preferred stock are insufficient to permit the payment to such holders of the full amounts of a given

Series, then the assets of the Company will be distributed on a pro rata basis among the holders of such Series of redeemable convertible preferred stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to their liquidation preference.

After the payment to the holders of redeemable convertible preferred stock of the full amounts above, the remaining assets of the Company will be distributed with equal priority and pro rata among the holders of the redeemable convertible preferred stock on an as-converted basis and common stock.

Conversion

Shares of redeemable convertible preferred stock are convertible into common stock at the holders’ option at any time after the date of issuance of such share or automatically (i) immediately prior to the closing of a firm commitment underwritten public offering of the Company’s common stock with gross proceeds to the Company of at least $30.0 million or (ii) upon the vote or receipt by the Company of a written request for such conversion from the holders of the majority of the redeemable convertible preferred stock then outstanding, voting as a single class and on an as-converted basis. Each share of Series 3, Series 4, Series 5 redeemable convertible preferred stock is convertible into the number of shares of common stock at the then effective conversion ratio. The initial conversion price per share for Series 3, Series 4, Series 5 redeemable convertible preferred stock is $1.25, $1.25, and $1.00 per share, respectively, subject to anti-dilution adjustments, if any. As of December 31, 2019, the conversion ratio for all series of redeemable convertible preferred stock was one-for-one. Upon an automatic conversion in connection with a Qualified IPO, the Company will pay to the holders of redeemable convertible preferred stock any cumulative dividends unpaid, whether or not declared.

Redemption

The redeemable convertible preferred stock is recorded in mezzanine equity because while it is not mandatorily redeemable, it will become redeemable at the option of the preferred stockholders upon the occurrence of certain deemed liquidation events that are considered not solely within the Company’s control.

Redeemable convertible preferred stock warrants

In connection with multiple financing transactions in 2014, 2015 and 2017, the Company issued warrants to purchase 4,005,160 shares of Series 3, Series 4 and Series 5 redeemable convertible preferred stock. If the holders of the redeemable convertible preferred stock warrants do not exercise their warrant upon the completion of a Qualified IPO, 57,600 Series 3 redeemable convertible preferred stock warrants and all of Series 5 redeemable convertible preferred stock warrants will terminate. The remaining redeemable convertible preferred stock warrants will convert into common stock warrants on a one-to-one basis upon completion of a Qualified IPO, subject to anti-dilution adjustments.

The key terms of the outstanding redeemable convertible preferred stock warrants as of December 31, 2018 and 2019 are summarized in the following table:

Redeemable Convertible Preferred Stock Warrants	Warrants Outstanding	Exercise Price	Expiration
Series 3	191,689	$1.25	Various dates in 2024
Series 4	72,120	$1.25	Various dates in 2025
Series 5	3,741,351	$1.00	Various dates in 2027

Total	4,005,160

The fair value of the redeemable convertible preferred stock warrants was recorded on the applicable date of issuance. The redeemable convertible preferred stock warrant liability had a fair value of $4.0 million as of December 31, 2018 and 2019. The change in fair value of $1.6 million during the year ended December 31, 2018 was recorded as a component of other expense, net in the statements of operations and comprehensive loss. The change in fair value for the year ended December 31, 2019 was immaterial.

Note 8. Common stock

The Company is authorized to issue 112,000,000 shares of common stock, $0.001 par value. Common stockholders are entitled to dividends as and when declared by the Board of Directors, subject to the rights of holders of all classes of stock outstanding having priority rights as to dividends. There have been no dividends declared to date. The holder of each share of common stock is entitled to one vote.

In connection with multiple financing transactions in 2010, 2012 and 2014, the Company issued warrants to purchase 448,877 shares of common stock to investors at an exercise price of $0.07 per share. The common stock warrants, which expire in February 2024, are currently exercisable and remain outstanding as of December 31, 2019. The Company recorded the issuance-date fair value of the warrants of less than $0.1 million in stockholders’ deficit as the warrants met all criteria for equity classification.

The Company has reserved the following shares of authorized but unissued common stock as of December 31 on an as-converted basis:

	2018	2019
Conversion of Series 3 redeemable convertible preferred stock	30,581,046	30,581,046
Conversion of Series 4 redeemable convertible preferred stock	7,839,461	7,839,461
Conversion of Series 5 redeemable convertible preferred stock	45,971,053	45,971,053
Outstanding redeemable convertible preferred stock warrants	4,005,160	4,005,160
Outstanding common stock warrants	448,877	448,842
Outstanding and issued common stock options	8,612,022	10,354,254
Restricted stock awards subject to future vesting	47,909	—

Total common stock reserved for issuance	97,505,528	99,199,816

Note 9. Stock-based compensation

In 2014, the Company’s Board of Directors approved the 2014 Equity Incentive Plan (the “Plan”). Under the Plan, approximately 15.2 million shares of common stock were initially reserved for the grant of incentive stock options (“ISOs”), non-statutory stock options (“NSOs”), restricted stock awards (“RSAs”) and other forms of equity compensation to employees, directors and consultants. As of December 31, 2019, the Company had reserved approximately 2.6 million shares of common stock under the Plan. The maximum contractual term of the options granted under the Plan is ten years. Stock awards under the Plan generally vest over a 4-year service period (the “Requisite Service Period”) with twenty-five percent vesting after one year of service, followed by monthly vesting thereafter. Recipients of stock awards must be employed or providing services to the Company during the Requisite Service Period at the time of vesting to be eligible for their vested shares. The Company did not grant any stock awards to non-employees in 2018 and 2019.

The Company recognized stock-based compensation for all stock options and RSAs in the statements of operations and comprehensive loss as follows (in thousands):

	Year Ended December 31,
	2018	2019
Cost of revenue	$1	$1
Selling, general and administrative	95	118
Research and development	24	24

Total stock-based compensation	$120	$143

Stock options

The fair value of each option is estimated at the date of grant using the Black-Scholes option pricing model, based on the following assumptions:

	Year Ended December 31,
	2018	2019
Expected term (in years)	5.90 to 6.10	5.65 to 6.07
Risk-free interest rate	2.70 to 2.96%	1.62 to 2.32%
Expected volatility	41.4 to 41.7%	47.9 to 48.9%
Expected dividend rate	0%	0%

•

Fair value of common stock.    The fair value of the Company’s common stock was determined by the Company’s Board of Directors because there was no public market for the Company’s common stock. The Company’s Board of Directors determined the fair value of the common stock by considering a number of objective and subjective factors, including having valuations of its common stock performed by an independent third party valuation firm, valuations of comparable peer public companies, sales of the Company’s redeemable convertible preferred stock to unrelated third parties, operating and financial performance, the lack of liquidity of the Company’s capital stock, general and industry-specific economic outlook, and equity market conditions.

•

Expected term.    The expected term represents the period that the stock options are expected to remain outstanding. The Company uses the simplified method to determine the expected term for its option grants as provided by the Securities and Exchange Commission. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options. The Company uses the simplified method to determine its expected term because of its limited history of stock option exercise activity. `

•

Volatility.    The expected volatility is derived from the historical stock volatilities of several comparable publicly listed peers over a period approximately equal to the expected term of the options as the Company has no trading history to determine the volatility of its common stock.

•

Risk-free interest rate.    The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the stock-based awards’ expected term.

•	Dividend rate. The expected dividend is zero as the Company has not paid nor does it anticipate paying any dividends on its common stock in the foreseeable future.

Activity under the Plan is as follows (in thousands, except share data and years):

	Number of Shares	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding—January 1, 2018	8,892,686	$0.08	8.7	$66
Options granted	1,600,418	0.10
Options exercised	(1,833,700)	0.08
Options cancelled	(47,382)	0.07

Outstanding—December 31, 2018	8,612,022	$0.09	8.1	$978
Options granted	1,981,551	0.33
Options exercised	(55,786)	0.09
Options cancelled	(183,533)	0.18

Outstanding—December 31, 2019	10,354,254	$0.13	7.6	$5,159
Vested and expected to vest—December 31, 2019	10,354,254	$0.13	7.6	$5,159

Exercisable—December 31, 2019	5,782,086	$0.09	6.9	$3,156

The following table summarizes information about stock options outstanding as of December 31, 2019:

	Options Outstanding		Options Exercisable
Exercise Price	Shares Outstanding	Weighted-Average Remaining Contractual Term	Shares Exercisable	Weighted-Average Remaining Contractual Term
		(In years)		(In years)
$100.00	112	0.7	112	0.7
$0.07	2,224,397	5.7	2,170,988	5.7
$0.09	5,971,782	7.5	3,478,817	7.5
$0.14	280,417	8.8	86,119	8.8
$0.20	468,090	9.3	46,050	9.3
$0.26	946,567	9.7	—	—
$0.63	462,889	9.8	—	—

	10,354,254	7.6	5,782,086	6.9

The weighted-average grant date fair value of employee stock options granted in 2018 and 2019 was $0.04 and $0.16, respectively. The total intrinsic value of options exercised was $20 thousand and $7 thousand in 2018 and 2019, respectively.

As of December 31, 2019, there was $0.6 million of unrecognized compensation expense related to unvested stock options which is expected to be recognized over a weighted-average period of 3.0 years.

Restricted Stock Awards

In April 2015, the Company’s Board of the Directors granted 1,149,813 RSAs with a four-year monthly vesting service schedule. Stock-based compensation expense is recognized ratably over the service period and is reported in selling, general and administrative expense in the statements of operations and comprehensive loss. All RSAs were fully vested as of December 31, 2019. No RSAs were granted during the years ended December 31, 2018 and 2019.

Note 10. Income taxes

Due to uncertainty surrounding the realization of the deferred tax assets in future years, the Company has provided a full valuation allowance and, therefore, no benefit has been recognized for the Company’s net operating loss and other deferred tax assets. The valuation allowance increased by $3.8 million and $3.1 million during the years ended December 31, 2018 and 2019. As of December 31, 2019, the Company’s federal net operating loss carryforwards of $131.8 million begin to expire in 2022. The Company has federal net operating losses of $23.8 million that arose after the 2017 tax year and will carryforward indefinitely, the utilization of which is limited to 80% of taxable income in any given year. The Company has state net operating loss carryforwards of $99.4 million that will begin to expire in 2028.

As of December 31, 2019, the Company has research credit carryforwards of $0.6 million and $0.5 million for federal and state tax purposes, respectively. If not utilized, the federal carryforward will expire in various amounts beginning in 2023. The California credits can be carried forward indefinitely. The Company has not undertaken a detailed analysis of all amounts claimed as research credits for federal or state tax purposes. As a result, amounts ultimately realized for research credits were included in management’s consideration of uncertain tax benefits.

The federal and state net operating loss carryforwards and credits may be subject to significant limitations under Section 382 and Section 383 of the Internal Revenue Code and similar provisions under state law. The Tax Reform Act contains provisions that limit the federal net operating loss carryforwards that may be used in any given year in the event of special occurrences, including significant ownership changes. A Section 382 “ownership change” generally occurs if one or more stockholders or groups of stockholders, who own at least 5% of the Company’s stock, increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The Company may have previously experienced, and may in the future experience, one or more Section 382 “ownership changes,” including in connection with the Company’s initial public offering. If so, the Company may lose some or all of the tax benefits of its carryforwards and credits. The Company has not determined whether there have been any cumulative ownership changes or the impact on the utilization of the loss carryforwards or credits if such changes have occurred.

As of December 31, 2018, and 2019, the Company had unrecognized tax benefit balance of $0.3 million, respectively, related to research and development credits. No amount of unrecognized tax benefits as of December 31, 2018 and 2019, if recognized, would reduce the Company’s effective tax rate because the benefits would be in the form of tax credit carryforwards, which would require a full valuation allowance. There are no provisions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of December 31, 2019. Because the statute of limitations does not expire until after the net operating loss and credit carryforwards are actually used, the statutes are still open for the calendar years ending 2002 and forward for federal and state purposes. The Company’s tax years from 2016 to 2019 will remain open for examination by the federal and state authorities for three and four years, respectively, from the date of utilization of any net operating loss. The Company does not have any tax audits or other issues pending. The Company’s policy is to account for interest and penalties accrued on any unrecognized tax benefits in the income tax provision in the statements of operations and comprehensive loss. There was no such expense recorded during the year ended December 31, 2019.

The components of the Company’s deferred tax assets are as follows (in thousands):

	December 31,
	2018	2019
Net operating loss carryforwards	$36,436	$39,006
Tax credit carryforwards	725	771
Accruals and reserves	166	868
Depreciation and amortization	(137)	(330)

Total deferred tax assets	37,190	40,315
Valuation allowance	(37,190)	(40,315)

Total net deferred tax assets	$—	$—

A reconciliation between the statutory rate U.S. federal rate and the Company’s effective tax rate is as follows (in thousands):

	Year Ended December 31,
	2018	2019
U.S. federal income tax at statutory rate	$(3,056)	$(2,710)
State income taxes, net of federal benefit	(545)	(422)
Foreign taxes at less than/greater than federal statutory rate	30	80
Permanent differences	(174)	174
Tax credits generated in current year	(65)	(45)
Other	29	(99)
Change in valuation allowance	3,828	3,125

Total tax provision	$47	$103

A reconciliation of the beginning and ending amount of the Company’s liability for uncertain tax positions is as follows (in thousands):

	December 31,
	2018	2019
Balance as of the beginning of the year	$233	$256
Increases related to tax positions in prior period	—	—
Increases related to tax positions taken during the current period	23	16

Balance at the end of the year	$256	$272

Note 11. Net loss per share attributable to common stockholders

Basic net loss per share is computed by dividing the net loss by the weighted-average number of common shares outstanding for the period. As the Company reported a net loss for 2018 and 2019, basic net loss per share is the same as diluted net loss per share as the inclusion of potentially dilutive shares would have been antidilutive if included in the calculation.

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share data):

	Year Ended December 31,
	2018	2019

Numerator:
Net loss	$(14,568)	$(12,929)
Adjust: Redeemable convertible preferred stock cumulative and undeclared dividends	(9,400)	(9,400)

Net loss attributable to common stockholders	$(23,968)	$(22,329)

Denominator:
Weighted average shares of common stock outstanding	2,478,127	4,169,066
Net loss per share attributable to common stockholders—basic and diluted	$(9.67)	$(5.36)

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the period presented because including them would have been antidilutive:

	Year Ended December 31,
	2018	2019
Conversion of Series 3 redeemable convertible preferred stock	30,581,046	30,581,046
Conversion of Series 4 redeemable convertible preferred stock	7,839,461	7,839,461
Conversion of Series 5 redeemable convertible preferred stock	45,971,053	45,971,053
Outstanding redeemable convertible preferred stock warrants	4,005,160	4,005,160
Outstanding common stock warrants	448,877	448,842
Outstanding and issued common stock options	8,612,022	10,354,254
Restricted stock awards subject to future vesting	47,909	—

Total	97,505,528	99,199,816

Unaudited pro forma net loss per share

The unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2019 has been computed to give effect to (i) an adjustment to the numerator in the pro forma basic and diluted net loss per share calculation to exclude the change in fair value resulting from the remeasurement of the redeemable convertible preferred stock liability, (ii) an adjustment to the numerator in the pro forma basic and diluted net loss per share calculation to exclude the redeemable convertible preferred stock dividends—undeclared and cumulative, (iii) an adjustment to the numerator in the pro forma basic and diluted net loss per share calculation to exclude change in fair value resulting from the remeasurement of the success fee derivative liability, (iv) an adjustment to the denominator in the pro forma basic and diluted net loss per share calculation to reflect the automatic conversion of the Company’s redeemable convertible preferred stock into shares of common stock on a one-to-one basis as of the beginning of the period or the date of issuance, if later, and (v) an adjustment to the denominator in the pro forma basic and diluted net loss per share calculation to reflect the issuance of additional shares of common stock in lieu of payment of the redeemable convertible preferred stockholders’ accumulated and undeclared dividends as of January 1, 2019 (See Note 13).

Note 12. Employee benefit plans

The Company offers a defined contribution retirement savings plan under Section 401(k) of the Internal Revenue Code. This plan covers employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the Board of Directors. There were no contributions by the Company during the years ended December 31, 2018 and 2019.

Note 13. Subsequent events

The Company has evaluated subsequent events through March 12, 2020, which is the date these financial statements were available for issuance.

Stock Option Grants

In February 2020, the Company granted its employees a total of 1,756,320 stock options with an exercise price of $0.89 per share.

Dividend Share Issuance

Holders of the Series 3, Series 4 and Series 5 redeemable convertible preferred stock are entitled to an accumulating annual dividend, at a rate of 10.0% per annum of the applicable original issue price of each such series of redeemable convertible preferred stock. In March 2020, the Company amended its certificate of incorporation to provide that holders of the redeemable convertible preferred stock are entitled to receive shares of common stock in lieu of payment of accumulated and undeclared dividends upon the closing of an initial public offering, if and when it occurs, based on the initial public offering price. In addition, the Company also amended its outstanding Series 3 redeemable convertible preferred stock warrants to provide for the issuance of shares of common stock to holders of such warrants upon exercise at any time following an initial public offering pursuant to the anti-dilution provisions of those warrants in connection with the amendment of the Company’s certificate of incorporation as described above.

                     shares

Common stock

Prospectus

J.P. Morgan	BofA Securities

Canaccord Genuity	Stifel

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the exchange listing fee.

Amount
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total expenses	$	*

*	To be provided by amendment.

Item 14. Indemnification of directors and officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation that will be in effect on the closing of this offering permits indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect on the closing of this offering provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and executive officers, whereby we have agreed to indemnify our directors and executive officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or executive officer was, or is threatened to be made, a party by reason of the fact that such director or executive officer is or was a director, executive officer, employee or agent of Cardiva Medical, Inc., provided that such director or executive officer acted in good faith and in a manner that the director or executive officer reasonably believed to be in, or not opposed to, our best interests. At present, there is no pending litigation or proceeding involving any of our directors or executive officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act that might be incurred by any director or officer in his or her capacity as such.

The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us, our officers and our directors against liabilities under the Securities Act.

Item 15. Recent sales of unregistered securities.

The following sets forth information regarding all unregistered securities sold since January 1, 2017.

1.	From April 2017 through February 2020, we granted to certain of our directors, executive officers and employees options to purchase 11,140,887 shares of common stock with per share exercise prices ranging from $0.09 to $0.89 under our 2014 Equity Incentive Plan, or the 2014 Plan.

2.	From October 2018 through July 2019, we issued and sold an aggregate of 1,889,486 shares of common stock upon the exercise of options under our 2014 Plan at per share exercise prices ranging from $0.07 to $0.09, for an aggregate exercise price of $149,540.

3.	In January 2017 and December 2017, we issued warrants to purchase an aggregate of 3,741,351 shares of Series 5 preferred stock to accredited investors at a purchase price of $0.001 per warrant.

4.	In January 2017 and December 2017, we issued an aggregate of (i) 24,999,953 shares of Series 5 preferred stock to accredited investors at a purchase price of $1.00 per share for aggregate cash proceeds of approximately $25 million and (ii) 20,971,100 shares of Series 5 preferred stock to accredited investors upon the conversion of outstanding convertible promissory notes.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, we believe these transactions were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits.

Exhibit number	Description of Exhibit

1.1*	Form of Underwriting Agreement.

2.1++#	Asset Purchase Agreement, dated February 7, 2017, by and between the Registrant and Interventional Therapies, LLC.

3.1	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the closing of this offering.

3.3#	Amended and Restated Bylaws of the Registrant, as currently in effect.

Exhibit number	Description of Exhibit

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the closing of this offering.

4.1*	Form of common stock certificate of the Registrant.

5.1*	Opinion of Cooley LLP.

10.1#	Eighth Amended and Restated Investors’ Rights Agreement, dated January 30, 2017, by and among the Registrant and the investors listed on Exhibit A thereto.

10.2+#	2002 Equity Incentive Plan, as amended.

10.3+#	Forms of Option Agreement, Stock Option Grant Notice and Notice of Exercise under the 2002 Equity Incentive Plan.

10.4+#	2014 Equity Incentive Plan, as amended.

10.5+#	Forms of Option Agreement, Stock Option Grant Notice and Notice of Exercise under the 2014 Equity Incentive Plan.

10.6*+	2020 Equity Incentive Plan.

10.7*+	Forms of Option Agreement, Stock Option Grant Notice and Notice of Exercise under 2020 Equity Incentive Plan.

10.8*+	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement under the 2020 Equity Incentive Plan.

10.9*+	2020 Employee Stock Purchase Plan.

10.10*+	Form of Indemnification Agreement, by and between the Registrant and each of its directors and executive officers.

10.11#	Form of Warrant to purchase shares of common stock.

10.12#	Form of Warrant to purchase shares of Series 3 preferred stock.

10.13#	Warrant to purchase shares of Series 3 preferred stock issued to Comerica Bank.

10.14#	Form of Warrant to purchase shares of Series 4 preferred stock.

10.15#	Form of Warrant to purchase shares of Series 5 preferred stock.

10.16*+	Employment Agreement, dated , 2020 by and between the Registrant and John Russell.

10.17*+	Employment Agreement, dated , 2020 by and between the Registrant and Justin Ballotta.

10.18*+	Employment Agreement, dated , 2020 by and between the Registrant and Lisa Garrett.

10.19*+	Employment Agreement, dated , 2020 by and between the Registrant and Roger R. Owens.

10.20*+	Employment Agreement, dated , 2020 by and between the Registrant and Zia Yassinzaheh.

10.21#	Loan and Security Agreement, dated September 28, 2018, by and between the Registrant, Solar Capital Ltd. and the lenders listed on Schedule 1.1 thereto, as amended by the Omnibus Amendment dated as of December 20, 2019.

10.22#	Lease Agreement, dated October 11, 2018, by and between the Registrant and Washcop I Limited Partnership.

10.23†#	Shelter Plan Service Agreement, dated June 10, 2014, by and between the Registrant and Offshore International, Incorporated, as amended on October 30, 2019.

Exhibit number	Description of Exhibit

10.24†#	Kensey Nash Supply Agreement, dated February 26, 2010, by and between the Registrant and DSM Biomedical, Inc. (f/k/a Kensey Nash Corporation), as amended on October 3, 2014 and September 1, 2018.

10.25†#	Quality Agreement, dated July 18, 2018, by and between the Registrant and DSM Biomedical, Inc.

10.26†#	Processing Services Agreement, dated May 15, 2003, by and between the Registrant and Sterigenics.

16.1#	Letter from BPM LLP to the Securities and Exchange Commission, dated February 10, 2020.

23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page to this registration statement).

#	Previously filed.

*	To be submitted or filed by amendment.

+	Indicates management contract or compensatory plan.

†	Portions of this exhibit have been omitted as the Registrant has determined that the omitted information (i) is not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

++	Pursuant to Item 601 of Regulation S-K, the schedules to the applicable exhibit (identified therein) have been omitted from this registration statement and will be furnished supplementally to the SEC upon request.

(b) Financial statement schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on                 , 2020.

CARDIVA MEDICAL, INC.

By:
John Russell
President and Chief Executive Officer

Power of attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John Russell and Lisa Garrett, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

John Russell	Director, President and Chief Executive Officer (Principal Executive Officer)

Lisa Garrett	Chief Financial Officer and Vice President of Human Resources (Principal Financial and Accounting Officer)

Rick Anderson	Director

Michael D. Bornitz	Director

Matthew S. Crawford	Director

Signature	Title	Date

Paul Enever	Director

Jeryl L. Hilleman	Director

George J. Lee, Ph.D.	Director

Augustine Y. Lien	Director